As filed with the Securities and Exchange Commission on October 15, 2009

Registration No. 333-161068

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective

AMENDMENT NO. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HYATT HOTELS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7011	20-1480589
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

71 South Wacker Drive, 12th Floor

Chicago, Illinois 60606

(312) 750-1234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark S. Hoplamazian

President and Chief Executive Officer

Hyatt Hotels Corporation

71 South Wacker Drive, 12th Floor

Chicago, Illinois 60606

(312) 750-1234

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Harmit J. Singh Chief Financial Officer Hyatt Hotels Corporation 71 South Wacker Drive, 12th Floor Chicago, Illinois 60606 (312) 750-1234	Andrew J. Pitts, Esq. Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	$1,150,000,000	$64,170(3)

(1)	Includes additional shares that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the Securities Act).
(3)	The registration fee has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 15, 2009.

             Shares

Hyatt Hotels Corporation

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Hyatt Hotels Corporation.

Hyatt Hotels Corporation is offering              shares of Class A common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares of Class A common stock. Hyatt Hotels Corporation will not receive any of the proceeds from the sale of the shares of Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “H,” subject to official notice of issuance.

Following this offering, Hyatt Hotels Corporation will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. The Class A common stock is entitled to one vote per share. The Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time into one share of Class A common stock.

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Hyatt Hotels Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$

If the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional             shares of Class A common stock from Hyatt Hotels Corporation at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2009.

Goldman, Sachs & Co.
Deutsche Bank Securities	J.P. Morgan

Prospectus dated                     , 2009.

GRAND HYATT SHANGHAI AND PARK HYATT SHANGHAI AT SUNRISE
(floors 52 - 87) *(floors 79 - 93)*

© Huber Photography
© Huber Photography

That is our definition of hospitality.
We do this in an environment that respects
all people and all ideas.

HYATT

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Hyatt” and the “Company” refer to Hyatt Hotels Corporation and its consolidated subsidiaries. On June 30, 2009, we changed our name from Global Hyatt Corporation to Hyatt Hotels Corporation.

Our Company

We are a global hospitality company with widely recognized, industry leading brands and a tradition of innovation developed over our more than fifty-year history. Our mission is to provide authentic hospitality by making a difference in the lives of the people we touch every day. We focus on this mission in pursuit of our goal of becoming the most preferred brand in each segment that we serve for our associates, guests and owners. We support our mission and goal by adhering to a set of core values of mutual respect, intellectual honesty and integrity, humility, fun, creativity and innovation that characterize our culture. We believe that our mission, goal and values, together with the strength of our brands, strong capital and asset base and opportunities for expansion, provide us with a platform for long-term value creation.

We manage, franchise, own and develop Hyatt-branded hotels, resorts and residential and vacation ownership properties around the world. As of June 30, 2009, our worldwide portfolio consisted of 413 Hyatt-branded properties (119,509 rooms and units), including:

•	158 managed properties (60,934 rooms), all of which we operate under management agreements with third-party property owners;

•	100 franchised properties (15,322 rooms), all of which are owned by third parties that have franchise agreements with us and are operated by third parties;

•	96 owned properties (including 4 consolidated hospitality ventures) (25,786 rooms) and 6 leased properties (2,851 rooms), all of which we manage;

•	28 managed properties owned or leased by unconsolidated hospitality ventures (12,361 rooms);

•	15 vacation ownership properties (933 units), all of which we manage; and

•	10 residential properties (1,322 units), all of which we manage and some of which we own.

Our full service hotels operate under four world-recognized brands, Park Hyatt, Grand Hyatt, Hyatt Regency and Hyatt. We recently introduced our fifth full service brand, Andaz. Our two select service brands are Hyatt Place and Hyatt Summerfield Suites (an extended stay brand). We develop, sell and manage vacation ownership properties in select locations as part of the Hyatt Vacation Club.

Our associates, whom we also refer to as members of the Hyatt family, consist of over 80,000 individuals working at our corporate and regional offices and our managed, franchised and owned properties in 45 countries around the world. Substantially all of our hotel general managers are trained professionals in the hospitality industry with extensive hospitality experience in their local markets and host countries. The general managers of our managed properties are empowered to manage their properties on an independent basis based on their market knowledge, management experience and understanding of our brands. Our associates and hotel general managers are supported by our divisional management teams located in cities around the world and our executive management team, headquartered in Chicago.

We primarily derive our revenues from hotel operations, management and franchise fees, other revenues from managed properties and sales of vacation ownership properties. For the year ended December 31, 2008, revenues totaled $3.8 billion, net income attributable to Hyatt Hotels Corporation totaled $168 million and Adjusted EBITDA totaled $687 million. For the six months ended June 30, 2009, revenues totaled $1.6 billion, net loss attributable to Hyatt Hotels Corporation totaled $36 million and Adjusted EBITDA totaled $210 million. See “—Summary Consolidated Financial Data” for our definition of Adjusted EBITDA and why we present it and “—Summary Consolidated Financial Data” for a reconciliation of our consolidated Adjusted EBITDA to net income attributable to Hyatt Hotels Corporation for the periods presented. For the year ended December 31, 2008 and the six months ended June 30, 2009, 79.9% and 81.3% of our revenues were derived from operations in the United States, respectively. As of June 30, 2009, 76.9% of our long-lived assets were located in the United States. As of June 30, 2009, and after giving effect to the August 2009 issuance and sale of $500 million aggregate principal amount of senior notes and the use of a portion of the proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements as described under “—Recent Developments,” we had total debt of $858 million and cash and cash equivalents of $1.2 billion. As of June 30, 2009 and after giving effect to the July 2009 amendment and extension of our revolving credit facility, we had undrawn borrowing capacity of $1.4 billion. These sources provide us with significant liquidity and resources for future growth.

Our History

Hyatt was founded by Jay Pritzker in 1957 when he purchased the Hyatt House motel adjacent to the Los Angeles International Airport. Over the following decade, Jay Pritzker and his brother Donald Pritzker, working together with other Pritzker family business interests, grew the company into a North American management and hotel ownership company, which became a public company in 1962. In 1968, Hyatt International was formed and subsequently became a separate public company. Hyatt Corporation and Hyatt International Corporation were taken private by the Pritzker family business interests in 1979 and 1982, respectively. On December 31, 2004, substantially all of the hospitality assets owned by Pritzker family business interests, including Hyatt Corporation and Hyatt International Corporation, were consolidated under a single entity, now named Hyatt Hotels Corporation. For more information about this transaction, see “—Corporate Information.”

Commencing in 2007, third parties, including affiliates of Goldman, Sachs & Co. and Madrone GHC, LLC, made long-term investments in Hyatt. Pritzker family business interests, affiliates of Goldman Sachs and Madrone GHC, LLC and affiliates (Madrone GHC) currently own approximately 85.0%, 7.5% and 6.1%, respectively, of our common stock, and immediately following completion of this offering will own approximately     %,     % and     %, respectively, of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares.

Our Competitive Strengths

We have significant competitive strengths that support our goal of being the most preferred brand for our associates, guests and owners.

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World Class Brands. We believe that our widely recognized, industry leading brands provide us with a competitive advantage in attracting and driving preference for our associates, guests and owners. We have consistently received top rankings, awards and accolades for service and guest experience from independent publications and surveys, including Condé Nast Traveler, Travel and Leisure, Mobil and AAA. As an example, 54 properties across our Park Hyatt, Grand Hyatt and Hyatt Regency brands received the AAA four diamond lodging award in 2009.

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Deep Culture and Experienced Management Teams. Hyatt has a strong culture rooted in values that have supported our past and form the foundation for our future. The members of the Hyatt family are united by shared values, a common mission and a common goal. The associates at our properties are led by an experienced group of general managers. For example, the general managers at our full service owned and managed hotels have an average tenure of more than 21 years. Regional and divisional management teams located around the world support our hotel general managers by providing corporate resources, mentorship and coaching, owner support and other assistance necessary to help them achieve their goals. Senior operating management has an average of 27 years of experience in the industry. Our experienced executive management team sets overall policies for our company, supports our regional and divisional teams and our associates around the world, provides strategic direction and leads our growth initiatives worldwide.

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Global Platform with Compelling Growth Potential. Our existing global presence is widely distributed and we operate in 20 of the 25 most populous urban centers around the globe based on demographic research. We believe that our existing hotels around the world provide us with a strong platform from which to selectively pursue new growth opportunities in markets where we are under-represented. We have a long history of executing on growth opportunities. Our dedicated global development executives in offices around the world apply their experience, judgment and knowledge to ensure that new Hyatt branded hotels enhance preference for our brands. An important aspect of our compelling growth potential is our strong brand presence in higher growth markets around the world such as India, China, Russia, the Middle East and Brazil. The combination of our existing presence and brands, experienced development team, established third-party relationships and significant access to capital provides us with a strong foundation for future growth and long-term value creation.

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Strong Capital Base and Disciplined Financial Approach. As of June 30, 2009, we had cash and cash equivalents of $1.2 billion, after giving effect to the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements, as described under “—Recent Developments.” As of such date and after giving effect to the July 2009 amendment and extension of our revolving credit facility, we had undrawn borrowing capacity of $1.4 billion. We have a modest level of debt and no significant debt maturities through 2012. We believe that as a result of our balance sheet strength, we are uniquely positioned to take advantage of strategic opportunities to develop or acquire properties and brands, even in economic downturns such as the one we are currently experiencing.

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Diverse Exposure to Hotel Management, Franchising and Ownership. We believe that our experience as a multi-brand manager, franchisor and owner of hotels makes us one of the best positioned lodging companies in the world. Our mix of managed, franchised and owned hotels provides a broad and diverse base of revenues, profits and cash flows and gives us flexibility to evaluate growth opportunities across these three lines of business.

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High Quality Owned Hotels Located in Desirable Markets. We own and operate a high quality portfolio of 96 owned properties and 28 managed properties owned or leased by unconsolidated hospitality ventures consisting of luxury and upper-upscale full service and select service hotels in key markets. A number of these hotels are unique assets with high recognition and a strong position in their local markets. As a significant owner of hotel assets, we believe we are well positioned for a recovery of demand as we expect earnings growth from owned properties to outpace growth in revenues due to their high fixed-cost structure. This benefit can be achieved either through increased earnings from our owned assets or through value realized from select asset sales.

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A Track Record of Innovation. Successful innovation has been a hallmark of Hyatt since its founding. More than forty years ago, we opened the Hyatt Regency Atlanta, which was the first- ever large-scale atrium lobby hotel. We also have a long track record of creative approaches to food and beverage outlets at our hotels throughout the world, which have led to highly profitable venues that create demand for our hotel properties, particularly in Asian markets. We launched our Hyatt Place brand in 2006 and our Andaz brand in 2007, each of which features a unique internally developed service model that eliminates a number of de-personalized aspects of the hotel experience. We believe that our commitment to fostering a culture of innovation throughout Hyatt positions us as an industry leader.

Our Business Strategy

Our goal is to be the most preferred brand in each customer segment that we serve for our associates, guests and owners. We enhance brand preference by understanding who our customers are and by focusing on what they need and want and how we can deliver value to them. This understanding and focus informs our strategy for improving the performance of our existing hotels and expanding the presence of the Hyatt brand in markets worldwide.

•	Focus on Improvement in the Performance of Existing Hotels

A key component of our strategy is to maximize revenues and manage costs at existing hotel properties. We strive to enhance revenues by focusing on increasing our share of hotel stays by our existing guests and increasing the number of new guests we serve on a regular basis, with the ultimate goal of establishing and increasing guest loyalty to our brands. We manage costs by setting performance goals for our hotel management teams and granting our general managers operational autonomy, which we believe leads to improved efficiency.

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Increase Share of Hotel Stays. We intend to expand Hyatt’s share of hotel stays by continuously striving to provide genuine guest service and delivering value to our guests. We aim to provide differentiated service and product offerings targeted at each customer segment within each of our brands in order to satisfy our customers’ specific needs. Our Hyatt Gold Passport guest loyalty program is designed to attract new guests and to demonstrate our loyalty to our best guests. In 2009, we launched an initiative called “The Big Welcome,” which was targeted at increasing enrollment in our Hyatt Gold Passport program. During the six-month period ended June 30, 2009, new membership enrollment in our Hyatt Gold Passport program has increased by approximately 39% compared to new membership enrollment during the same period last year.

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Emphasize Associate Engagement. Our brands are defined, in large part, by the authentic hospitality that is delivered to our guests by our associates. We believe that while a great product is necessary for success, a service model that promotes genuine service for our guests and that is focused on our customers’ particular needs is the key to a sustainable long-term advantage. Therefore, we strive to involve our associates in deciding how we serve our guests and what we can do to improve guest satisfaction. We align our associates’ interests with our goal of becoming the most preferred brand in each segment that we serve. We rely on our hotel general managers to lead by example and foster associate engagement.

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Enhance Operational Efficiency. We strive to align our staffing levels and expenses with demand without compromising our commitment to authentic hospitality and high levels of guest satisfaction. We have made significant changes in operations in response to recent declines in demand for hospitality products and services. We will continue to incentivize and assist our hotel general managers as they proactively manage both the customer experience and the operating costs at each of their properties.

•	Expanding Our Presence in Attractive Markets

We intend to drive brand preference by expanding the presence of all of our brands in attractive markets worldwide. We believe that the scale of our presence around the world is small relative to the recognition of our brands and our excellent reputation for service and, therefore, we have a unique opportunity to expand. We believe that our mission, goal and values, together with the strength of our brands, people, strong capital and asset base and opportunities for expansion provide us with a platform for long-term value creation.

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Increase Market Presence. We will focus our expansion efforts on under-penetrated markets where we already have an established presence. We will also seek to expand into locations where our guests are traveling but where we do not have a presence. We believe our extensive focus on the different customer groups that we serve and our understanding of how we can serve them in new locations will facilitate our growth.

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Expand our Select Service Presence. We intend to establish and expand Hyatt Place and Hyatt Summerfield Suites worldwide, which we believe will support our overall growth and enhance the performance of all of our brands. To pursue this strategy, we have a dedicated select service development team. We believe that the opportunity for properties that provide a select offering of services at a lower price point is particularly compelling in certain emerging markets, such as India, China, Russia and Brazil, where there is a large and growing middle class along with a meaningful number of local business travelers.

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Increase Focus on Franchising. We intend to increase our franchised hotel presence for our select service brands and our Hyatt Regency brand. By increasing our focus on franchising, we believe that we will gain access to capital from developers and property owners that specifically target franchising business opportunities. To pursue this strategy, we have established an internal team dedicated to supporting our franchise owners and driving the expansion of our franchised hotel presence. We plan to expand existing relationships and develop new relationships with franchise owners who demonstrate an ability to provide excellent customer service while maintaining our brand standards.

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Utilize our Capital and Asset Base for Targeted Growth. We intend to use our liquidity and strong capital base along with select asset dispositions to selectively redeploy capital to opportunities that will allow us to strengthen our management presence in key markets worldwide. We will continue to commit capital to fund the renovation of certain assets in our existing owned portfolio. Given our focus and expertise as an owner, we expect to maintain significant ownership of hotel properties over time.

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Pursue Strategic Acquisitions and Alliances. We expect to evaluate potential acquisitions of other brands or hospitality management or franchising companies as a part of our efforts to expand our presence. These acquisitions may include hotel real estate. We expect to focus on acquisitions that complement our ability to serve our existing customer base and enhance customer preference by providing a greater selection of locations, properties and services. Furthermore, we may pursue these opportunities in alliance with existing or prospective owners of managed or franchised properties to strengthen our brand presence.

Risk Related to the Hospitality Industry and Our Business

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this prospectus and our consolidated financial statements and the related notes before you decide whether to purchase our Class A common stock.

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The hospitality industry is cyclical, and macroeconomic and other factors beyond our control such as hostilities, travel-related accidents and natural disasters can adversely affect and reduce demand for our hospitality products and services.

•	If the global economic downturn continues or worsens, our revenues and profitability could decline further.

•	Because we operate in a highly competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively.

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We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions or restrict our growth strategy.

•	In any particular period, our expenses may not decrease at the same rate that our revenues may decrease, which could have an adverse effect on our net cash flows, margins and profits.

•	If we or our third-party property owners are unable to repay or refinance mortgages secured by the related properties, our revenues could be reduced and our business could be harmed.

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If we or our third-party owners, franchisees or development partners are unable to access the capital necessary to fund current operations or implement our plans for growth, our profits could be reduced and our ability to compete effectively could be diminished.

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Because we derive a portion of our revenues from operations outside the United States, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

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We are exposed to risks related to our franchisees and third-party property owners, including risks relating to their ability or willingness to invest in properties, the risk of disagreements, risks associated with maintaining our relationships with these parties and the risks of contract termination.

•	Factors outside of our control, such as market conditions and the availability of financing, may adversely affect our ability to invest in, acquire or dispose of properties.

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Disputes among Pritzker family members and among Pritzker family members and the trustees of the Pritzker family trusts may result in significant distractions to our management, disrupt our business, have a negative effect on the trading price of our Class A common stock and/or generate negative publicity about Hyatt and the Pritzker family.

These risks and the other risks described under “Risk Factors” could materially adversely affect our business, financial condition and results of operations.

Related Party Transactions with Pritzker Family Business Interests

As described under “Certain Relationships and Related Party Transactions,” we have entered into a number of related party transactions with various Pritzker family business interests, some of which will continue following completion of this offering. Examples of such transactions include:

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agreements related to our corporate headquarters at the Hyatt Center, such as our office lease, sublease and office sharing agreements for space at the Hyatt Center and an omnibus office services agreement for services provided by third parties to certain tenants of the Hyatt Center;

•	aircraft timeshare agreements;

•	certain tax sharing, transition services and employee benefits agreements; and

•	leases and other agreements with respect to certain gaming facilities and the related hotels located at, or adjacent to, such gaming facilities.

For additional information, see “Certain Relationships and Related Party Transactions.”

Recent Developments

On August 14, 2009, we issued $250 million aggregate principal amount of 5.750% Senior Notes due 2015 (the 2015 notes) and $250 million aggregate principal amount of 6.875% Senior Notes due 2019 (the 2019 notes and, together with the 2015 notes, the senior notes). We used a portion of the net proceeds from the sale of the senior notes to repay $252 million of outstanding secured debt and settle certain related swap agreements. See “Description of Principal Indebtedness.”

Corporate Information

Prior to June 30, 2004, Hyatt Corporation, which primarily consisted of the North American hotel management and franchise companies, was owned by HG, Inc. (HG). H Group Holding, Inc. (H Group), which is owned by Pritzker family business interests, owns HG. In addition to owning Hyatt Corporation, HG owned various other North American hospitality related businesses (primarily consisting of hotel properties and the vacation ownership business) and on June 30, 2004 contributed these hospitality related businesses to Hyatt Corporation. Following such contribution, the stock of Hyatt Corporation was distributed to the Pritzker family business interests that owned H Group. We refer to this transaction as the “June 2004 Transaction.”

On August 4, 2004, Global Hyatt, Inc. was incorporated in Delaware and subsequently changed its name to Global Hyatt Corporation. On December 31, 2004, pursuant to a Master Contribution Agreement, the stock of Hyatt Corporation and the stock of AIC Holding Co. (AIC), the owner of Hyatt International Corporation and other international hospitality related assets and operations, as well as hospitality related assets and operations held by certain other entities owned by Pritzker family business interests, were contributed to Global Hyatt Corporation by their respective owners in exchange for shares of Global Hyatt Corporation common stock. As a result of this transaction, Hyatt Corporation, AIC and Hyatt International Corporation became wholly-owned subsidiaries of Global

Hyatt Corporation. The contribution was reflected as a transaction between entities under common control as of January 1, 2004. On June 30, 2009, Global Hyatt Corporation changed its name to Hyatt Hotels Corporation.

Our principal executive offices are located at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. Our telephone number is (312) 750-1234. Our website address is www.hyatt.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

Hyatt® , Park Hyatt®, Grand Hyatt®, Hyatt Regency®, Hyatt Place®, Hyatt Summerfield Suites™, Hyatt Vacation Club®, Andaz®, Hyatt Gold Passport®, Hyatt Resorts™ and related trademarks, trade names and service marks of Hyatt appearing in this prospectus are the property of Hyatt. Unless otherwise noted, all other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

Terms Used In This Prospectus

As used in this prospectus, the term “Pritzker family business interests” means (1) various lineal descendants of Nicholas J. Pritzker (deceased) and spouses and adopted children of such descendants; (2) various trusts for the benefit of the individuals described in clause (1) and trustees thereof; and (3) various entities owned and/or controlled, directly and/or indirectly, by the individuals and trusts described in (1) and (2).

As used in this prospectus, the term “properties” refers to hotels that we manage, franchise, own or lease and our residential and vacation ownership units that we develop, sell and manage. “Hyatt-branded” refers to properties operated under our brands, including Park Hyatt, Grand Hyatt, Andaz, Hyatt Regency, Hyatt, Hyatt Place and Hyatt Summerfield Suites. Our Hyatt-branded property, room and unit counts exclude one non-Hyatt branded property that we own in California. Residential ownership units refers to Hyatt-branded residential units that we manage (such as serviced apartments), some of which we own, that are part of mixed-use projects and are often adjacent to a Hyatt-branded full service hotel. Vacation ownership units refers to the fractional and timeshare units that we develop, sell and manage that are part of the Hyatt Vacation Club. Hospitality ventures refers to entities in which we own less than a 100% equity interest.

As used in this prospectus, the term “associates” refers to the over 80,000 individuals working at our corporate and regional offices and our managed, franchised and owned properties. Of these 80,000 associates, we directly employ approximately 45,000. The remaining associates are employed by certain third-party owners and franchisees of our hotels.

Industry and Market Data

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Smith Travel Research and the International Monetary Fund are the primary sources for third-party market data and industry statistics and forecasts. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from these sources.

THE OFFERING

Class A common stock offered by Hyatt Hotels Corporation	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total common stock to be outstanding after this offering	shares

Voting rights	Holders of our Class A common stock and our Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to ten votes per share. Following this offering, assuming no exercise of the underwriters’ over-allotment option, (1) holders of Class A common stock will control approximately % of our total voting power and will own % of our total outstanding shares of common stock and (2) holders of Class B common stock will control approximately % of our total voting power and will own % of our total outstanding shares of common stock. However, if on any record date for determining the stockholders entitled to vote at an annual or special meeting of stockholders, the aggregate number of shares of our Class A common stock and Class B common stock owned, directly or indirectly, by the holders of our Class B common stock is less than 15% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, then at such time all shares of Class B common stock will automatically convert into shares of Class A common stock and all outstanding common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock have identical rights. See “Description of Capital Stock” for a description of the material terms of our common stock.

Option to purchase additional shares of Class A common stock	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including capital expenditures. We may also use a portion of the net proceeds to acquire or invest in new properties or other businesses that complement our business. There are no agreements or commitments with respect to any such transaction at this time. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

New York Stock Exchange symbol	“H”

The total number of shares of common stock to be outstanding after this offering is based on 168,039,995 shares of our common stock outstanding immediately prior to this offering. This number excludes 9,452,307 shares of Class A common stock reserved for issuance under our Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan, as amended (the LTIP), and pursuant to a restricted stock unit agreement. See “Compensation Discussion and Analysis—Employee Benefits” and “Compensation Discussion and Analysis—Long-Term Incentive.”

Except as otherwise indicated, information in this prospectus:

•	reflects the one-for-two reverse split of our common stock effected on October 14, 2009;

•	assumes the underwriters have not exercised their option to purchase additional shares of Class A common stock; and

•

gives effect to the filing of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering, and which provides for, among other things, (1) the authorization of 1,000,000,000 shares of Class A common stock and 500,000,000 shares of Class B common stock; (2) the reclassification of 34,407 outstanding shares of our common stock into 34,407 shares of Class A common stock; and (3) the reclassification of 168,005,588 outstanding shares of our common stock into 168,005,588 shares of Class B common stock, of which              shares will convert into shares of Class A common stock at the time that they are sold by the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

Overview

The following tables summarize our consolidated financial data for the periods presented. We derived the summary consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the summary consolidated balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of income data for the years ended December 31, 2005 and 2004 from our audited consolidated financial statements which are not included in this prospectus. We derived the summary consolidated statements of income data for the six months ended June 30, 2009 and June 30, 2008 and the summary consolidated balance sheet data as of June 30, 2009 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as our audited financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

Adjusted EBITDA

We use the term Adjusted EBITDA throughout this prospectus. Adjusted EBITDA, as we define it, is not presented in accordance with generally accepted accounting principles in the United States of America (GAAP). We use Adjusted EBITDA as a supplement to our GAAP results in evaluating certain aspects of our business, as described below.

We define consolidated Adjusted EBITDA as net income (loss) attributable to Hyatt Hotels Corporation plus our pro-rata share of unconsolidated hospitality ventures Adjusted EBITDA based on our ownership percentage of each venture, adjusted to exclude the following items:

•	equity earnings (losses) from unconsolidated hospitality ventures;

•	gains on sales of real estate;

•	asset impairments;

•	other income (loss), net;

•	a 2008 charge resulting from the termination of our supplemental executive defined benefit plans;

•	discontinued operations and changes in accounting principles, net of tax;

•	net (income) loss attributable to noncontrolling interests;

•	depreciation and amortization;

•	interest expense; and

•	benefit (provision) for income taxes.

We calculate consolidated Adjusted EBITDA by adding the Adjusted EBITDA of each of our reportable segments to corporate and other Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Our Use of Adjusted EBITDA

Our board of directors and executive management team focus on Adjusted EBITDA as a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis.

Our President and Chief Executive Officer, who is our chief operating decision maker, also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment.

In addition, the annual variable compensation for certain members of our management is based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both.

Presentation to Investors

We believe Adjusted EBITDA is useful to investors because it provides investors the same information that we use internally for purposes of assessing our core operating performance and making compensation decisions.

Limitations of Adjusted EBITDA

Adjusted EBITDA is not a substitute for net income attributable to Hyatt Hotels Corporation, income from continuing operations, cash flows from operating activities or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA supplementally. See our consolidated statements of income and consolidated statements of cash flows in our consolidated financial statements included elsewhere in this prospectus.

You should read the summary historical financial data below together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Principal Indebtedness” and the other financial information included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share data)	2009	2008	2008	2007	2006	2005	2004(1)
	(Unaudited)
Consolidated statements of income data:
Owned and leased hotel revenues	$876	$1,125	$2,139	$2,039	$1,860	$1,748	$1,472
Management and franchise fee revenues	109	162	290	315	294	227	202
Other revenues	29	48	83	103	110	112	88
Other revenues from managed properties (2)	623	674	1,325	1,281	1,207	1,080	920

Total revenues	1,637	2,009	3,837	3,738	3,471	3,167	2,682

Direct and selling, general and administrative expenses	1,593	1,759	3,473	3,353	3,119	2,880	2,494
Income (loss) from continuing operations	(38)	175	114	266	331	278	175
Net income (loss) attributable to Hyatt Hotels Corporation	(36)	173	168	270	315	336	227

Income (loss) from continuing operations per common share, basic and diluted(3)	$(0.29)	$1.37	$0.89	$1.98	$2.41	$2.40	$1.68
Weighted average shares used in computing basic net income per share(3)	132,836,818	128,028,836	128,037,015	134,585,314	137,558,738	115,878,216	104,112,199
Weighted average shares used in computing diluted net income per share(3)	132,836,818	128,028,836	128,061,147	134,634,020	137,558,738	115,878,216	104,112,199

Other financial metric:
Adjusted EBITDA(4)	$210	$417	$687	$708	$628	$519	$363

	As of June 30, 2009			As of December 31,
(in millions)	Actual	As Adjusted(5)	As Further Adjusted(6)(7)	2008	2007
	(Unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$968	$1,220	$	$428	$409
Total current assets	1,529	1,781		1,057	1,065
Property and equipment, net	3,616	3,616		3,495	3,518
Intangibles, net	276	276		256	359
Total assets	6,739	6,976		6,119	6,248

Total current liabilities	574	559		653	697
Long-term debt	595	847		1,209	1,288
Other long-term liabilities	670	668		665	794
Total liabilities	1,839	2,074		2,527	2,779
Total stockholders’ equity	4,874	4,876		3,564	3,434

Total liabilities and stockholders’ equity	6,739	6,976		6,119	6,248

(1)	The consolidated statement of income for 2004 reflects the combined and consolidated full year operating results of Hyatt Corporation, AIC Holding Co. and various hospitality related entities owned, prior to their contribution to our predecessor, Global Hyatt Corporation, in 2004, by Pritzker family business interests. See “—Corporate Information” and note 1 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Represents revenues that we receive from third-party property owners who reimburse us for costs that we incur on their behalf, with no added margin. These costs relate primarily to payroll at managed properties where we are the employer. As a result, these revenues have no effect on our profit, although they do increase our total revenues and the corresponding costs increase our total expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations—Revenues.”
(3)	All share and per share amounts reflect a one-for-two reverse split of our common stock effected on October 14, 2009.
(4)	The table below provides a reconciliation of consolidated Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to net income (loss) attributable to Hyatt Hotels Corporation.

	Six Months Ended June 30,		Twelve Months Ended December 31,
(in millions)	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Adjusted EBITDA	$210	$417	$687	$708	$628	$519	$363
Equity earnings (losses) from unconsolidated hospitality ventures(a)	(13)	12	14	11	13	(3)	14
Gains on sales of real estate(b)	—	—	—	22	57	94	26
Asset impairments(b)	(8)	—	(86)	(61)	—	—	—
Other income (loss), net(c)	(56)	55	23	145	126	112	80
Charge resulting from the termination of our supplemental executive defined benefit plans	—	—	(20)	—	—	—	—
Discontinued operations and changes in accounting principles, net of tax(b)	—	—	56	5	(2)	69	50
Net (income) loss attributable to noncontrolling interests(d)	2	(2)	(2)	(1)	(14)	(11)	2
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA(a)	(28)	(49)	(90)	(94)	(69)	(51)	(35)

EBITDA	107	433	582	735	739	729	500
Depreciation and amortization	(130)	(125)	(249)	(214)	(195)	(174)	(134)
Interest expense	(27)	(28)	(75)	(43)	(36)	(46)	(60)
Benefit (provision) for income taxes	14	(107)	(90)	(208)	(193)	(173)	(79)

Net income (loss) attributable to Hyatt Hotels Corporation	$(36)	$173	$168	$270	$315	$336	$227

(a)	Because management uses Adjusted EBITDA as a key performance and compensation measure for our business as a whole, we include our share of Adjusted EBITDA generated by our unconsolidated hospitality ventures in our calculation of segment and consolidated Adjusted EBITDA. Therefore, Adjusted EBITDA excludes equity earnings from unconsolidated hospitality ventures and includes our pro rata share of Adjusted EBITDA from unconsolidated hospitality ventures. Our pro rata share of Adjusted EBITDA from unconsolidated hospitality ventures represents our share of Adjusted EBITDA from these ventures, which is based on our ownership percentage in each respective unconsolidated hospitality venture.
(b)	Adjusted EBITDA excludes gains on sales of real estate, asset impairments and discontinued operations and changes in accounting principles, net of tax from Adjusted EBITDA because they are not related to the performance of our core business.
(c)	The below table provides a breakdown of items included in other income, net for the six months ended June 30, 2009 and 2008, and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Interest income on interest-bearing cash and cash equivalents	$10	$9	$23	$43	$49	$36	$31
Gains (losses) on other marketable securities	2	(13)	(37)	—	—	—	7
Income from cost method investments(i)	22	62	64	87	72	60	23
Foreign currency gains (losses)	7	(3)	(23)	17	11	(11)	17
Debt settlement costs(ii)	(93)	—	—	—	—	—	—
Gain on extinguishment of hotel property debt	—	—	—	—	—	28	—
Other	(4)	—	(4)	(2)	(6)	(1)	2

Other income (loss), net	$(56)	$55	$23	$145	$126	$112	$80

(i)	Includes cash distributions received on investments accounted for under the cost method. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and note 3 to our consolidated financial statements.
(ii)	Reflects costs incurred in connection with the repurchase of senior subordinated notes and early settlement of a subscription agreement as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The costs include $88 million of make-whole interest payments and early settlement premiums and a $5 million write-off of deferred financing costs.
(d)	Adjusted EBITDA includes net income (loss) attributable to noncontrolling interests, which represents the income or loss attributable to noncontrolling partners in an entity that we consolidate in our financial results, given the controlling nature of our interests in these entities.
(5)	Reflects the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements. See “—Recent Developments” and “Description of Principal Indebtedness.”
(6)	Reflects the issuance and sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, and our receipt of the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us.
(7)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $ million increase or decrease in each of the as further adjusted cash and cash equivalents, total assets and total stockholders’ equity, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the as further adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as further adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before you decide whether to purchase our Class A common stock. These risks could materially adversely affect our business, financial condition and results of operations. As a result, the market price of our Class A common stock could decline, and you may lose part or all of your investment.

Risks Related to the Hospitality Industry

The hospitality industry is cyclical, and macroeconomic and other factors beyond our control can adversely affect and reduce demand for our hospitality products and services.

The hospitality industry is cyclical. For example, the last two business cycles in the hospitality industry, which we define as the period starting with the first calendar year of negative revenue per available room (RevPAR) growth and ending with the last calendar year of positive RevPAR growth, took place from 1991 to 2000 and 2001 to 2007. See “The Lodging Industry—Annual RevPAR Growth.” During the declining stages of these two business cycles, RevPAR growth was negative for one calendar year (1991) and two calendar years (2001 and 2002), respectively.

Macroeconomic and other factors beyond our control can reduce demand for hospitality products and services, including demand for rooms at properties that we manage, franchise, own and develop and for sales of vacation ownership properties. These factors include:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets;

•	war, terrorist activities (such as the recent terrorist attacks in Jakarta, Indonesia and Mumbai, India) or threats and heightened travel security measures instituted in response to these events;

•	outbreaks of pandemic or contagious diseases, such as avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine) flu;

•	natural disasters, such as earthquakes, tsunamis, tornados, hurricanes and floods;

•	changes in the desirability of particular locations or travel patterns of customers;

•	decreased corporate budgets and spending and cancellations, deferrals or renegotiations of group business (e.g., industry conventions);

•	low consumer confidence;

•	depressed housing prices;

•	the financial condition of the airline, automotive and other transportation-related industries and its impact on travel;

•	decreased airline capacities and routes;

•	travel-related accidents;

•	oil prices and travel costs;

•	statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

•	domestic and international political and geo-political conditions;

•	cyclical over-building in the hotel and vacation ownership industries; and

•	organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of group business.

These factors can adversely affect, and from time to time have adversely affected, individual properties, particular regions or our business as a whole. In particular, lower consumer demand resulting from the current industry downturn resulted in a decline in RevPAR for the fourth quarter of 2008 and some of the most significant RevPAR declines we have experienced in recent history during the first half of 2009. Our RevPAR declines in this business cycle have been more severe compared to those of the last two business cycles, and have had a greater negative impact on our profitability. See “—If the global economic downturn continues or worsens, our revenues and profitability could decline further” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations—Factors Affecting our Revenues—Consumer demand and global economic conditions.” Any one or more of these factors could limit or reduce the demand, or the rates our properties are able to charge for rooms or services or the prices at which we are able to sell our vacation ownership properties, which could adversely affect our business, results of operations and financial condition.

If the global economic downturn continues or worsens, our revenues and profitability could decline further.

Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our owned properties and the amount of management and franchising fee revenues we are able to generate from our managed and franchised properties. Declines in hotel profitability during an economic downturn directly impact the incentive portion of our management fees, which is based on hotel profit measures. Outside of the United States, our fees are often more dependent on hotel profitability measures, either through a single management fee that is based on a profitability measure, or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee. Because RevPAR depends directly on average daily rate (ADR) and occupancy, declines in ADR and occupancy relating to declines in consumer demand will lower RevPAR. For additional information regarding RevPAR and ADR, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Evaluated by Management.” Our vacation ownership business is also linked to cycles in the general economy and consumer discretionary spending. As a result, changes in consumer demand and general business cycles can subject and have subjected our revenues to significant volatility.

Accordingly, the current global economic downturn has led to a significant decline in demand for hospitality products and services, lower occupancy levels and significantly reduced room rates, all of which has lowered our revenues and negatively affected our profitability. For the six months ended June 30, 2009, compared to the six months ended June 30, 2008, our revenues decreased by $372 million, driven by a 24% decline in RevPAR at comparable systemwide properties. See “Management’s Discussion and Analysis of Results of Operations—Principal Factors Affecting Our Results of Operations—Revenues—Factors Affecting our Revenues.”

We anticipate that recovery of demand for hospitality products and services will lag an improvement in economic conditions. We cannot predict how severe or prolonged the global economic downturn will be. Furthermore, current global economic conditions have significantly impacted consumer confidence and behavior and, as a result, historical marketing information that we have collected may be less effective as a means of predicting future demand and operating results. We cannot assure you that we will be able to increase room rates and RevPAR at the same rate at which they have recently declined, even after the current downturn ends. An extended period of economic weakness would likely have a further adverse impact on our revenues and negatively affect our profitability.

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our profits and limit our opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	the costs or desirability of complying with local practices and customs;

•	the availability and cost of capital necessary for us and potential hotel owners to fund investments, capital expenditures and service debt obligations;

•	delays in or cancellations of planned or future development projects;

•	foreign exchange rate fluctuations;

•	changes in operating costs, including, but not limited to, energy, food, workers’ compensation, benefits, insurance and unanticipated costs resulting from force majeure events;

•	significant increases in cost for healthcare coverage for employees and potential government regulation in respect of health coverage;

•	shortages of labor or labor disruptions;

•	shortages of desirable locations for development;

•

the financial condition of third-party property owners, franchisees, developers and hospitality venture partners, which may impact our ability to recover payments owed to us or their ability to fund operational costs, perform under management, franchise, development and hospitality venture agreements or satisfy other contractual commitments and obligations that may impact us;

•	relationships with our third-party property owners, franchisees and hospitality venture partners; and

•	the ability of third-party internet travel intermediaries to attract and retain customers.

Any of these factors could limit or reduce the prices we charge for our hospitality products or services, including the rates our properties charge for rooms or the prices for which we are able to sell our vacation ownership properties. These factors can also increase our costs or affect our ability to develop new properties or maintain and operate our existing properties. As a result, any of these factors can reduce our profits and limit our opportunities for growth.

Risks Related to Our Business

Because we operate in a highly competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively.

The segments of the hospitality industry in which we operate are subject to intense competition. Our principal competitors are other operators of full service and select service properties, including other major hospitality chains with well established and recognized brands. We also compete against smaller hotel chains and independent and local hotel owners and operators. If we are unable to compete successfully, our revenues or profits may decline or our ability to maintain or increase our market share may be diminished.

Competition for Guests

We compete for guests based primarily on brand name recognition and reputation, location, customer satisfaction, room rates, quality of service, amenities, quality of accommodations and the ability to earn and redeem loyalty program points. Some of our competitors are larger than we are based on the number of properties they manage, franchise or own or based on the number of rooms or geographic locations where they operate. Some of our competitors also have significantly more members participating in their guest loyalty programs which may enable them to attract more customers and more effectively retain such guests. Our competitors may also have greater financial and marketing resources than we do, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively. In addition, industry consolidation may exacerbate these risks.

Competition for Management and Franchise Agreements

We compete for management agreements based primarily on the value and quality of our management services, our brand name recognition and reputation, our ability and willingness to invest our capital in third-party owned or hospitality venture projects, the level of our management fees, the terms of our management agreements and the economic advantages to the property owner of retaining our management services and using our brand name. We compete for franchise agreements based primarily on brand name recognition and reputation, the room rate that can be realized and royalty fees charged. Other competitive factors for management and franchise agreements include relationships with property owners and investors, including institutional owners of multiple properties, marketing support, reservation and e-commerce system capacity and efficiency and the ability to make investments that may be necessary to obtain management and franchise agreements.

We believe that our ability to compete for management and franchise agreements primarily depends on the success of the properties that we currently manage or franchise. The terms of any new management or franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, planning or other local regulations change or the availability or affordability of financing is limited, the supply of suitable properties for our management or franchising could be diminished. We may also be required to agree to limitations on the expansion of one or more of our brands in certain geographic areas in order to obtain a management agreement for a property under development. We may be prohibited from managing, franchising or owning properties in areas where opportunities exist due to these restrictions. If the properties that we manage or franchise perform less successfully than those of our competitors, if we are unable to offer terms as favorable as those offered by our competitors or if the availability of suitable properties is limited, our ability to compete effectively for new management or franchise agreements could be reduced.

Competition for Sales of Vacation Ownership Properties

We compete for sales of our vacation ownership properties based principally on location, quality of accommodations, price, financing terms, quality of service, terms of property use, opportunity to exchange into time at other vacation properties and brand name recognition and reputation. In addition to competing with other hotel and resort properties, our vacation ownership properties compete with national and independent vacation ownership club operators as well as with owners reselling their interests in these properties. Our ability to attract and retain purchasers of our vacation ownership properties depends on our success in distinguishing the quality and value of our vacation ownership products and services from those offered by others. If we are unable to do so, our ability to compete effectively for sales of vacation ownership properties could be adversely affected.

If third-party property owners or franchisees of the properties we manage or franchise fail to make investments necessary to maintain or improve their properties, preference for our brands and our reputation could suffer or our management or franchise agreements with those parties could terminate.

We manage and franchise properties owned by third parties under the terms of management and franchise agreements. Substantially all of these agreements require third-party property owners to comply with standards that are essential to maintaining our brand integrity and reputation. We depend on third-party property owners to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities and personnel.

Third-party property owners or franchisees may be unable to access capital or unwilling to spend available capital when necessary, even if required by the terms of our management or franchise agreements. If our third-party property owners or franchisees fail to make investments necessary to maintain or improve the properties we manage or franchise, our brand preference and reputation could suffer. In addition, if third-party property owners or franchisees breach the terms of our agreements with them, we may elect to exercise our termination rights, which would eliminate our revenues from these properties and cause us to incur expenses related to terminating these relationships. These risks become more pronounced during economic downturns.

If our management or franchise agreements terminate prematurely due to failures to meet performance tests, at the request of third parties or upon the occurrence of other stated events, our revenues could decrease and our costs could increase.

Our management and franchise agreements may terminate prematurely in certain cases. Some of our management agreements provide early termination rights to owners of the hotels we manage upon the occurrence of a stated event, such as the sale of the hotel or our failure to meet a specified performance test.

Generally, termination rights under performance tests are based upon the property’s individual performance, its performance when compared to a specified set of competitive hotels branded by other hotel operators, or both. Some agreements require a failure of one test, and other agreements require a failure of more than one test, before termination rights are triggered. These termination rights are usually triggered if we do not meet the performance tests over multiple years. Generally, we have the option to cure performance failures by making an agreed upon cure payment. However, our cure rights may be limited in some cases and the failure to meet the performance tests may result in the termination of our management agreement. In the past we have (1) failed performance tests, received notices of termination and elected to cure and (2) failed performance tests and negotiated an alternative resolution. When any termination notice is received, we evaluate all relevant facts and circumstances at the time in deciding whether to cure or allow termination.

In addition, some of our management agreements give third-party property owners the right to terminate upon payments of a termination fee to us after a certain period of time or upon sale of the property or another stated event. In some of those cases, hotel owners may be obligated to pay a termination fee to us upon termination of the management agreement. Our franchise agreements typically require franchisees to pay a fee to us before terminating. In addition, if an owner files for bankruptcy, our management and franchise agreements may be terminable under applicable law. If a management or franchise agreement terminates, we could lose the revenues we derive from that agreement or incur costs related to ending our relationship with the third party and exiting the related property.

If we are unable to maintain good relationships with third-party property owners and franchisees, our revenues could decrease and we may be unable to expand our presence.

We earn fees for managing and franchising hotels and other properties. Our management agreements typically provide a two-tiered fee structure that compensates us both for the volume of business we generate for the property as well as for the profitability of hotel operations. Our base compensation is a base fee that is usually an agreed upon percentage of gross revenues from hotel operations. We also earn an incentive fee that is typically calculated as a percentage of a hotel profitability measure, such as gross operating profit, adjusted profit or the amount by which gross operating profit or adjusted profit exceeds a fixed threshold. Outside of the United States, our fees are often more dependent on hotel profitability measures, either through a single management fee that is based on a profitability measure or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee. Our franchisees pay us an initial application fee and ongoing royalty and marketing fees.

The viability of our management and franchising business depends on our ability to establish and maintain good relationships with third-party property owners and franchisees. Third-party developers, property owners and franchisees are focused on maximizing the value of their investment and working with a management company or franchisor that can help them be successful. The effectiveness of our management, the value of our brands and the rapport that we maintain with our third-party property owners and franchisees impact renewals and are all important factors for new third-party property owners or franchisees considering doing business with us. Our relationships with these third parties generate additional property development opportunities that support our growth. If we are unable to maintain good relationships with our third-party property owners and franchisees, we may be unable to renew existing agreements or expand our relationships with these owners. Additionally, our opportunities for developing new relationships with additional third parties may be adversely impacted.

Contractual and other disagreements with third-party property owners or franchisees could make us liable to them or result in litigation costs or other expenses, which could lower our profits.

Our management and franchise agreements require us and third-party property owners or franchisees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. Additionally, some courts have applied principles of agency law and related fiduciary standards to managers of third-party hotel properties such as us, which means, among other things, that property owners may assert the right to terminate management agreements even where the agreements do not expressly provide for termination. In the event of any such termination, we may need to negotiate or enforce our right to a termination payment that may not equal expected profitability over the term of the agreement. These types of disagreements are more likely during an economic downturn.

We generally seek to resolve any disagreements with our third-party property owners or franchisees amicably. Formal dispute resolution occurs through arbitration, if provided under the applicable management or franchise agreement, or through litigation. Litigation often leads to higher expenses. We cannot predict the outcome of any such arbitration or litigation, the effect of any adverse judgment of a court or arbitrator against us or the amount of any settlement that we may be forced to enter into with any third party.

We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions or restrict our growth strategy.

Our proportion of owned properties, as compared to the number of properties that we manage or franchise for third-party owners, is larger than that of some of our competitors. Real estate ownership and leasing is subject to risks not applicable to managed or franchised properties, including:

•	governmental regulations relating to real estate ownership;

•	real estate, insurance, zoning, tax, environmental and eminent domain laws;

•	the ongoing need for owner funded capital improvements and expenditures to maintain or upgrade properties;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and the availability of replacement financing;

•	fluctuations in real estate values or potential impairments in the value of our assets; and

•	the relative illiquidity of real estate compared to other assets.

The negative impact on profitability and cash flow generation from a decline in revenues is significant in owned properties due to their high fixed-cost structure. The need to maintain and renovate owned properties can present challenges, especially when cash generated from operations has declined. The effectiveness of any cost-cutting efforts is limited by the fixed-cost nature of our business. As a result, we may not be able to offset further revenue reductions through cost cutting, which could further reduce our margins. During times of economic distress, declining demand and declining earnings often result in declining asset values.

In an unfavorable market, we may not be able to sell properties in the short term. Accordingly, we may not be able to adjust our portfolio promptly in response to economic or other conditions. In addition, because our strategy to use proceeds from sales of real property to support our growth partly depends on our ability to sell properties, any inability to do so could impair our growth strategy.

We have a limited ability to manage third-party risks associated with our hospitality venture investments, which could reduce our revenues, increase our costs and lower our profits.

We participate in hospitality ventures with third parties. In the future, we may also buy and develop properties in hospitality ventures with the sellers of the properties, affiliates of the sellers, developers or other third parties. Our hospitality venture partners may have shared or majority control over the operations of our hospitality ventures. As a result, our investments in hospitality ventures involve risks that are different from the risks involved in investing in real estate independently. These risks include the possibility that our hospitality ventures or our partners:

•	go bankrupt or otherwise are unable to meet their capital contribution obligations;

•	have economic or business interests or goals that are or become inconsistent with our business interests or goals;

•	are in a position to take action contrary to our instructions, requests, policies or objectives;

•	subject the property to liabilities exceeding those contemplated;

•	take actions that reduce our return on investment; or

•	take actions that harm our reputation or restrict our ability to run our business.

For these and other reasons, it could be more difficult for us to sell our interest in any hospitality venture, which could reduce our ability to address any problems we may have with those properties or respond to market conditions in the future. As a result, our investments in hospitality ventures could lead to impasses or situations that could harm the hospitality venture, which could reduce our revenues, increase our costs and lower our profits.

If our hospitality ventures fail to provide information that is required to be included in our financial statements, we may be unable to accurately report our financial results.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our hospitality ventures. Any deficiencies in our hospitality ventures’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent fraud. Such deficiencies could also result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our hospitality ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Cash distributions from our hospitality ventures could be limited by factors outside our control that could reduce our return on investment and our ability to generate liquidity from these hospitality ventures.

Although our hospitality ventures may generate positive cash flow, in some cases these hospitality ventures may be unable to distribute that cash to the hospitality venture partners. Additionally, in some cases our hospitality venture partners control distributions, and may choose to leave capital in the hospitality venture rather than distribute it. Because our ability to generate liquidity from our hospitality ventures depends on the hospitality ventures’ ability to distribute capital to us, tax restrictions or decisions of our hospitality venture partners could reduce our return on these investments. We include our pro rata share of Adjusted EBITDA attributable to our unconsolidated hospitality ventures in our owned and leased hotels segment Adjusted EBITDA and our consolidated Adjusted EBITDA regardless of whether the cash flow of those ventures is, or can be, distributed to us.

We may seek to expand through acquisitions of and investments in other businesses and properties, or through alliances; and we may also seek to divest some of our properties and other assets, any of which may be unsuccessful or divert our management’s attention.

We intend to consider strategic and complementary acquisitions of and investments in other businesses, properties or other assets. Furthermore, we may pursue these opportunities in alliance with existing or prospective owners of managed or franchised properties. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do. Acquisitions or investments in businesses, properties or assets as well as these alliances are subject to risks that could affect our business, including risks related to:

•	issuing shares of stock that could dilute the interests of our existing stockholders;

•	spending cash and incurring debt;

•	assuming contingent liabilities;

•	creating additional expenses; or

•	high barriers to entry in many key markets and scarcity of available development and investment opportunities.

We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions, investments or alliances. Similarly, we cannot assure you that we will be able to obtain financing for acquisitions or investments on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of our revolving credit facility or other indebtedness we may incur.

The success of any such acquisitions or investments will also depend, in part, on our ability to integrate the acquisition or investment with our existing operations. We may experience difficulty with integrating acquired businesses, properties or other assets, including difficulties relating to:

•	coordinating sales, distribution and marketing functions;

•	integrating technology information systems; and

•	preserving the important licensing, distribution, marketing, customer, labor and other relationships of the acquired assets.

Divestment of some of our properties or assets may yield returns below our investment criteria. In some circumstances, sales may result in investment losses.

In addition, any such acquisitions, investments, dispositions or alliances could demand significant attention from our management that would otherwise be available for our regular business operations, which could harm our business.

We may not be successful in executing our strategy of disposing of selected assets, which could hinder our ability to expand our presence in markets that will enhance and expand our brand preference.

We regularly review our business to identify properties or other assets that we believe are in markets or of a property type that may not benefit us as much as other markets or property types. One of our strategies is to selectively dispose of hotel properties and use sale proceeds to fund our growth in markets that will enhance and expand our brand presence. We cannot assure you that we will be able to consummate any such sales on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such sales. Dispositions of real estate assets are particularly difficult during the current economic downturn, as financing alternatives are extremely limited for potential buyers. The current economic downturn and credit crisis have adversely affected the real estate market and caused a significant reduction in sales of hotel properties. Our inability to sell assets, or to sell such assets at attractive prices, could have an adverse impact on our ability to realize proceeds for reinvestment.

Timing, budgeting and other risks could delay our efforts to develop, redevelop or renovate the properties that we own, or make these activities more expensive, which could reduce our profits or impair our ability to compete effectively.

We must maintain and renovate the properties that we own in order to remain competitive, maintain the value and brand standards of our properties and comply with applicable laws and regulations. These efforts are subject to a number of risks, including:

•	construction delays or cost overruns (including labor and materials) that may increase project costs;

•	obtaining zoning, occupancy and other required permits or authorizations;

•	governmental restrictions on the size or kind of development;

•	force majeure events, including earthquakes, tornados, hurricanes, floods or tsunamis; and

•	design defects that could increase costs.

Developing new properties typically involves lengthy development periods during which significant amounts of capital must be funded before the properties can begin to operate. If the cost of funding these developments or renovations exceeds budgeted amounts, profits could be reduced.

Similarly, the timing of capital improvements can affect property performance, including occupancy and average daily rate, particularly if we need to close a significant number of rooms or other facilities, such as ballrooms, meeting spaces or restaurants. Moreover, the investments that we make may fail to improve the performance of the properties in the manner that we expect.

If we are not able to begin operating properties as scheduled, or if investments adversely affect or fail to improve performance, our ability to compete effectively would be diminished and our revenues could be reduced.

If we or our third-party property owners, including our hospitality venture partners, are unable to repay or refinance mortgages secured by the related properties, our revenues could be reduced and our business could be harmed.

Many of the properties that our third-party property owners and our hospitality venture partners own, and a small number of properties that we own, are pledged as collateral for mortgage loans entered into when the related properties were purchased or refinanced. If we, our third-party property owners or our hospitality venture partners are unable to repay or refinance maturing indebtedness on favorable terms or at all, the lenders could declare a default, accelerate the related debt and repossess the related property. In 2008, we made a $278 million loan to an entity in order to finance its purchase of the Hyatt Regency Waikiki Beach Resort and Spa. In the current economic environment, an increasing number of property owners are experiencing financial difficulties and the properties they own are increasingly vulnerable to financial stress. Debt defaults could lead third-party property owners or our hospitality venture partners to sell the property on unfavorable terms or, in the case of secured debt, to convey the mortgaged property to the lender. Any such sales or repossessions could, in certain cases, result in the termination of our management agreements or eliminate any anticipated income and cash flows from, and, if applicable, our invested capital in, such property, which could significantly harm our business.

If we or our third-party owners, franchisees or development partners are unable to access the capital necessary to fund current operations or implement our plans for growth, our profits could be reduced and our ability to compete effectively could be diminished.

The hospitality industry is a capital intensive business that requires significant capital expenditures to develop, operate, maintain and renovate properties. Access to the capital that we or our third-party owners, franchisees or development partners need to finance the construction of new properties or to maintain and renovate existing properties is critical to the continued growth of our business and our revenues.

Over the past twelve months, the credit markets and the financial services industry have experienced a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability and a significant level of intervention by the governments of the United States and other countries. As a result of these market conditions, the cost and availability of capital has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. In particular, in the current environment, available capital for new development is extremely limited if available at all. The availability of capital or the conditions under which we or our third-party owners, franchisees or development partners can obtain capital can have a significant impact on the overall level and pace of future development and therefore the ability to grow our revenues. The recent disruption in the capital markets has diminished the ability and desire of existing and potential development partners to access capital necessary to develop properties actively. These disruptions could also result in reductions of our credit ratings, which would increase our cost of borrowing. Our ability to access additional capital could also be limited by the terms of our revolving credit facility, which restricts our ability to incur debt under certain circumstances. Additionally, if one or more of the financial institutions that support our revolving credit facility fails, we may not be able to find a replacement, which would reduce the availability of funds that we can borrow under the facility.

If we are forced to spend larger amounts of cash from operating activities than anticipated to operate, maintain or renovate existing properties, then our ability to use cash for other purposes, including acquisition or development of properties, could be limited and our profits could be reduced. Similarly, if we cannot access the capital we need to fund our operations or implement our growth strategy, we may need to postpone or cancel planned renovations or developments, which could impair our ability to compete effectively and harm our business.

If we fail to meet performance standards under a contractual performance obligation, our profits could be reduced.

In connection with the acquisition of the AmeriSuites brand in 2005, we assumed obligations under a management agreement with a third-party owner of multiple properties to make payments based on specified thresholds for those properties. As a result of the removal of rooms from inventory during renovation of the subject properties upon conversion to the Hyatt Place brand and due to the decline for lodging products and services as a result of the economic downturn, we have had to make payments under this agreement and may be obligated to make additional payments under this agreement up to a maximum of $50.0 million (including the $15.0 million paid through June 30, 2009). These payments could lower our profits and reduce our cash flows.

If we become liable for losses related to loans we have provided or guaranteed to third parties, our profits could be reduced.

When we enter into management or franchise agreements with third parties, including hospitality ventures, from time to time we make loans for selected pre-opening expenses. Weak performance of or delays in operating properties that we may invest in through loans to third parties, particularly as a result of the economic recession or the financial condition of third-party property owners or franchisees, could result in losses if third-party property owners or franchisees default on loans that we provide.

To secure financing for four of our unconsolidated hospitality ventures, we have provided to third-party lenders financial guarantees related to the timely completion of the construction of the hotel or the timely repayment of the associated debt. The guarantees are limited to our portion of the underlying obligation. As of June 30, 2009 our maximum contingent liability was $22 million.

In one instance in the past, we incurred a significant loss as a result of a mezzanine loan we made to a developer of a hotel property. In 2005, in connection with the development of a hotel in Las Vegas, we provided a $50.0 million mezzanine loan to the developer of the property. In 2007, the entity that owned the hotel property defaulted on bank loans, which triggered a default on the mezzanine loan. In the fourth quarter of 2008, the loan was fully written off.

If we are liable for losses related to loans we have provided or guaranteed to third parties, our costs could increase and our profits could fall.

In any particular period, our expenses may not decrease at the same rate that our revenues may decrease, which could have an adverse effect on our net cash flows, margins and profits.

Many of the expenses associated with managing, franchising or owning hotels and residential and vacation ownership properties are relatively fixed. These expenses include:

•	personnel costs;

•	interest;

•	rent;

•	property taxes;

•	insurance; and

•	utilities.

If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the decline in our revenues can have a particularly adverse effect on our net cash flows and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth, such as the current economic recession. Economic downturns generally affect the results derived from owned property more significantly than those derived by managers and franchisors given the greater exposure that the owners have to the properties’ performance. During the recent economic downturn, our revenues have declined at a greater rate than our costs. During the six months ended June 30, 2009, our consolidated revenues declined by 19% while our direct and selling, general and administrative expenses declined by 9%, compared to the same period in 2008. During the six months ended June 30, 2009, the revenues of our owned and leased hotels declined by 22%, while corresponding direct and selling, general and administrative expenses declined by 12%, compared to the same period in 2008. Where cost-cutting efforts are insufficient to offset declines in revenues, we could experience in a material decline in margins and potentially negative cash flows.

If we are unable to establish and maintain key distribution arrangements for our properties, the demand for our rooms and our revenues could fall.

Some of the rooms at hotels and resorts that we manage, franchise or own are booked through third-party internet travel intermediaries and online travel service providers. We also engage third-party intermediaries who collect fees by charging our hotels and resorts a commission on room revenues, including travel agencies and meeting and event management companies. A failure by our distributors to attract or retain their customer bases would lower demand for hotel rooms and, in turn, reduce our revenues.

If bookings by these third-party intermediaries increase, these intermediaries may be able to obtain higher commissions or other significant contract concessions from us, increasing the overall cost of these third-party distribution channels. Some of our distribution agreements are not exclusive, have a short term, are terminable at will, or are subject to early termination provisions. The loss of distributors, increased distribution costs, or the renewal of distribution agreements on significantly less favorable terms could adversely impact our business.

If the amount of sales made through third-party internet travel intermediaries increases significantly, consumer loyalty to our brand could decrease and our revenues could fall.

We expect to derive most of our business from traditional channels of distribution and our website. However, consumers now use internet travel intermediaries regularly. Some of these intermediaries are attempting to increase the importance of price and general indicators of quality (such as “four-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservation system rather than to our brands. If the amount of sales made through internet travel intermediaries increases significantly and consumers develop stronger loyalties to these intermediaries rather than to our brands, our business and revenues could be harmed.

If we are not able to develop new initiatives, including new brands, successfully, our business and profitability could be harmed.

We often develop and launch new initiatives, including new brands or marketing programs, which can be a time-consuming and expensive process. For example, we launched our Andaz brand in 2007.

Since then, we have invested capital and resources in owned real estate, property development, brand development and brand promotion. If such initiatives are not well received by our associates, guests and owners, they may not have the intended effect. We may not be able to recover the costs incurred in developing Andaz or other development projects and initiatives or to realize their intended or projected benefits, which could lower our profits.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could reduce our profits.

Our success depends in large part on our ability to attract, retain, train, manage and engage our associates. Our properties are staffed 24 hours a day, seven days a week by approximately 80,000 associates around the world. If we and our franchisees are unable to attract, retain, train and engage skilled associates, our ability to manage and staff our properties adequately could be impaired, which could reduce customer satisfaction. Staffing shortages could also hinder our ability to grow and expand our business. Because payroll costs are a major component of the operating expenses at our properties, a shortage of skilled labor could also require higher wages that would increase our labor costs, which could reduce our profits and the profits of our third-party owners.

Negotiations of collective bargaining agreements, or changes in labor legislation, could disrupt our operations, increase our labor costs or interfere with the ability of our management to focus on executing our business strategies.

Certain of our properties are subject to collective bargaining agreements, similar agreements or regulations enforced by governmental authorities. If relationships with our associates, other field personnel or the unions that represent them become adverse, the properties we manage, franchise or own could experience labor disruptions such as strikes, lockouts and public demonstrations. Labor disruptions, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our associates or cause us to lose guests. Additionally, labor regulation could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners and franchisees to take cost saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionized labor employed by third-party property owners and franchisees.

We and our third-party property owners and franchisees may also become subject to additional collective bargaining agreements in the future. Proposed legislation in Congress known as the Employee Free Choice Act could increase the likelihood of a union obtaining recognition by increasing the use of card check authorization and avoiding a secret ballot election. This legislation could also give third-party arbitrators the ability to impose collective bargaining agreement terms on us or our third-party property owners and franchisees, and our associates, if we, our third-party property owners or franchisees and a labor union are unable to agree upon a collective bargaining agreement. If this legislation or similar laws are passed, more of our associates or other field personnel could be subject to increased organizational efforts, which could potentially lead to disruptions or require more of our management’s time to address unionization issues. These or similar agreements or legislation could disrupt our operations, hinder our ability to cross-train and cross-promote our associates due to prescribed work rules and job classifications, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies.

The loss of our senior executives or key field personnel, such as our general managers, could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior executives. We have entered into employment letter agreements with certain of our senior executives. However, we cannot guarantee that these individuals will remain with us. Finding suitable replacements for our senior executives could be difficult. We currently do not have a life insurance policy or key person insurance policy with respect to any of our senior executives. Losing the services of one or more of these senior executives could adversely affect our strategic relationships, including relationships with our third-party property owners, franchisees, hospitality venture partners and vendors, and limit our ability to execute our business strategies. See “Management.”

We also rely on the general managers at each of our owned and managed properties to run daily operations and oversee our associates. These general managers are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure to retain, train or successfully manage our general managers for our properties could negatively affect our operations.

Because we derive a portion of our revenues from operations outside the United States, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

We currently manage, franchise or own hotels and resorts in 45 countries located on six continents around the world. Our operations outside the United States represented approximately 19% of our revenues for the six months ended June 30, 2009. We expect that revenues from our international operations will continue to account for an increasing portion of our total revenues.

As a result, we are subject to the risks of doing business outside the United States, including:

•	the laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad;

•	limitations/penalties on the repatriation of non-U.S. earnings;

•	changes in regulatory requirements, including imposition of tariffs or embargoes, export controls and other trade restrictions;

•	the difficulty of managing an organization doing business in many jurisdictions;

•	import and export licensing requirements and regulations, as well as unforeseen changes in export regulations;

•	uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and

•	rapid changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business.

Exchange rate fluctuations could result in significant foreign currency gains and losses or lead to costs and risks related to exchange rate hedging activities.

Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our financial results. We translate the value of foreign currency-denominated amounts into U.S. dollars and we report our consolidated financial results of operations in U.S. dollars. Because the value of the U.S. dollar fluctuates relative to other currencies, revenues that we generate or expenses that we incur in other currencies could significantly increase or decrease our revenues or expenses as reported in U.S. dollars. Our exposure to foreign currency exchange rate fluctuations will continue to grow if the relative contribution of our operations outside the United States increases.

We enter into foreign exchange agreements with financial institutions to reduce our exposure to fluctuations in currency exchange rates referred to as hedging activities. However, these hedging activities may not eliminate foreign currency risk entirely and involve costs and risks of their own, such as ongoing management time and expertise and external costs related to executing hedging activities.

If purchasers default on the loans we provide to finance their purchases of our vacation ownership properties, the revenues and profits we derive from our vacation ownership business could be reduced.

We provide secured financing to some of the purchasers of our vacation ownership properties in respect of which we are subject to the risk of purchaser default. If a purchaser defaults under the financing we provide, we could be forced to write off the loan and reclaim ownership of the property. If the property has declined in value, we may incur impairment charges or losses as a result. In addition, we may be unable to resell the property in a timely manner or at the same price. As of June 30, 2009, we had $57 million of mortgage receivables, net of allowances associated with these activities. In addition, if a purchaser of a vacation ownership property defaults on the related loan during the early part of the amortization period, we may not have recovered the marketing, selling and general and administrative costs associated with the sale of such vacation ownership property. If we are unable to recover any of the principal amount of the loan from a defaulting purchaser, or if our allowances for losses from such defaults are inadequate, the profits we derive from our vacation ownership business could be reduced.

Private resales of our vacation ownership interests could lower the demand or prices for our vacation ownership properties, which could reduce our revenues and our profits.

We develop, sell and manage vacation ownership properties in select locations as part of the Hyatt Vacation Club. Private resales by owners of these vacation ownership interests in the secondary market could reduce demand or prices for new vacation ownership interests, particularly if the owners sell their interests at a significant discount. Lower demand or prices for our vacation ownership interests could reduce our revenues and our profits.

Our failure to comply with applicable laws and regulations may increase our costs, reduce our profits or limit our growth.

Our business, properties and associates are subject to a variety of laws and regulations. Generally, these laws and regulations address our sales and marketing efforts, our handling of privacy issues and customer data, our ability to obtain licenses for business operations such as sales of food and liquor, immigration matters, environmental, health and safety, gaming, competition and trade laws, among other things.

Our franchising and vacation ownership businesses and our operations outside the United States are also subject to particular laws and regulation affecting those businesses:

Franchising

Our franchising business is subject to various state laws as well as to regulations enacted by the Federal Trade Commission (FTC). A number of states require franchisors to register with the state or to make extensive disclosures to potential franchisees in connection with offers and sales in those states. The FTC also regulates the manner and substance of our disclosures to prospective franchisees. In addition, several states have “franchise relationship laws” or “business opportunity laws” that limit the ability of franchisors to terminate franchise agreements or to withhold consent to the renewal or transfer of those agreements.

Vacation Ownership

Our vacation ownership properties are subject to extensive state regulation in both the state in which the property is located and the states in which the property is marketed and sold. Our marketing for these properties is also subject to federal regulation of certain marketing practices, including federal telemarketing regulations. In addition, the laws of most states in which we sell fractional vacation ownership interests give the purchaser the right to rescind the purchase contract within a specified time period.

International Operations

Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (FCPA) as well as trade sanctions administered by the Office of Foreign Assets Control (OFAC) and the Commerce Department. The FCPA is intended to prohibit bribery of foreign officials or parties and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies’ transactions. OFAC and the Commerce Department administer and enforce economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals.

If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees or restrictions on our operation or ownership of hotels and other properties, including the termination of our management, franchising and ownership rights. These restrictions could increase our costs of operations, reduce our profits or cause us to forgo development opportunities that would otherwise support our growth.

The extensive environmental requirements to which we are subject could increase our environmental costs and liabilities, reduce our profits or limit our ability to run our business.

Our operations and the properties we manage, own and develop are subject to extensive environmental laws and regulations of various federal, state, local and foreign governments, including requirements addressing:

•	health and safety;

•	the use, management and disposal of hazardous substances and wastes;

•	discharges of waste materials into the environment, such as refuse or sewage; and

•	air emissions.

We could be subject to liability under some of these laws for the costs of investigating or remediating hazardous substances or wastes on, under, or in real property we currently or formerly manage, own or develop, or third-party sites where we sent hazardous substances or wastes for disposal. We could be held liable under these laws regardless of whether we knew of, or were at fault in connection with, the presence or release of any such hazardous or toxic substances or wastes. Some of these laws make each covered person responsible for all of the costs involved, even if more than one person may have been responsible for the contamination. Furthermore, a person who arranges for hazardous substances or wastes to be transported, disposed of or treated offsite, such as at disposal or treatment facilities, may be liable for the costs of removal or remediation if those substances are released into the environment by third parties at such disposal or treatment facilities. The presence or release of hazardous or toxic substances or wastes, or the failure to properly clean up such materials, could cause us to incur significant costs, or jeopardize our ability to develop, use, sell or rent real property we own or operate or to borrow using such property as collateral.

Other laws and regulations require us to manage, abate or remove materials containing hazardous substances such as mold, lead or asbestos during demolitions, renovations or remodeling at properties that we manage, own or develop or to obtain permits for certain of our equipment or operations. The costs of such management, abatement, removal or permitting could be substantial. Complying with these laws and regulations, or addressing violations arising under them, could increase our environmental costs and liabilities, reduce our profits or limit our ability to run our business. Existing environmental laws and regulations may be revised or new laws and regulations related to global climate change, air quality, or other environmental and health concerns may be adopted or become applicable to us. The identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements, or the adoption of new requirements governing our operations could have a material adverse effect on our results or operations, financial condition and business.

If the insurance that we carry does not sufficiently cover damage or other potential losses involving properties that we manage or own, our profits could be reduced.

We carry insurance from solvent insurance carriers that we believe is adequate for foreseeable losses and with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain or restrict our ability to buy insurance coverage at reasonable rates. In addition, the recent disruption in the financial markets makes it more difficult to evaluate the stability of insurance companies or their ability to meet their payment obligations. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations or the replacement cost of any lost investment. Because certain types of losses are significantly uncertain, they can be uninsurable or too expensive to insure. In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenues from the property, we could remain obligated for performance guarantees in favor of third-party property owners or for their debt or other financial obligations and we may not have sufficient insurance to cover awards of damages resulting from our liabilities. If the insurance that we carry does not sufficiently cover damages or other losses, our profits could be adversely affected.

Any failure to protect our trademarks and intellectual property could reduce the value of our brand names and harm our business.

The reputation and perception of our brands is critical to our success in the hospitality industry. If our trademarks or intellectual property are copied or used without authorization, the value of our brands, their reputation, our competitive advantages and our goodwill could be harmed. We regularly apply to register our trademarks in the United States and other countries. However, we cannot assure you that those trademark registrations will be granted or that the steps we take to protect our trademarks or intellectual property in the United States and other countries will be adequate to prevent others, including third parties or former employees, from copying or using our trademarks or intellectual property without authorization. Our intellectual property is also vulnerable to unauthorized use in some countries outside the United States, where local law may not adequately protect it.

Monitoring the unauthorized use of our intellectual property is difficult. As we have in the past, we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business. Any failure to maintain and protect our trademarks and other intellectual property could reduce the value of our brands and harm our business.

Third-party claims that we infringe their intellectual property rights could subject us to damages and other costs and expenses.

Third parties may make claims against us for infringing their intellectual property rights. Any such claims, even those without merit, could:

•	be expensive and time consuming to defend;

•	force us to stop providing products or services that use the intellectual property that is being challenged;

•	force us to redesign or rebrand our products or services;

•	divert our management’s attention and resources;

•	force us to enter into royalty or licensing agreements to obtain the right to use a third party’s intellectual property; or

•	force us to pay significant damages.

In addition, we may be required to indemnify third-party owners of the hotels we manage or franchisees for any losses they incur as a result of any such infringement claims. Any necessary royalty or licensing agreements may not be available to us on acceptable terms. Any costs, lost revenues, changes to our business or management attention related to intellectual property claims against us, whether successful or not, could impact our business.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are often involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including current or former third-party property owners, guests who use our properties, our employees, our investors or regulators. Any significant adverse litigation judgments or settlements would reduce our profits and could limit our ability to operate our business.

Information technology system failures, delays in the operation of our information technology systems or system enhancement failures could reduce our revenues and profits and harm the reputation of our brands and our business.

Our success depends on the efficient and uninterrupted operation of our information technology systems. For example, we internally developed the technology for our central reservation system, which allows bookings by hotels directly, via telephone through our call centers, by travel agents, online through our website www.hyatt.com, and through our online reservations partners. In addition, we depend on information technology to run our day-to-day operations, including, among others, hotel services and amenities such as guest check-in and check-out, housekeeping and room service and systems for tracking and reporting financial results of our hotels and the company.

Our information technology systems are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events. The occurrence of any of these natural disasters or unanticipated problems at any of our information technology facilities or any of our call centers could cause interruptions or delays in our business or loss of data, or render us unable to process reservations.

In addition, if our information technology systems are unable to provide the information communications capacity that we need, or if our information technology systems suffer problems caused by installing system enhancements, we could experience similar failures or interruptions. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our property and business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brands and our business could be harmed.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, harm to our reputation or subject us to costs, fines or lawsuits.

We are required to collect and retain large volumes of internal and customer data, including credit card numbers and other personally identifiable information as our various information technology systems enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers expect that we will adequately protect their personal information, and the regulations applicable to security and privacy is increasingly demanding, both in the United States and in other jurisdictions where we operate. A theft, loss, fraudulent or unlawful use of customer, employee or company data could harm our reputation or result in remedial and other costs, fines or lawsuits.

If we fail to stay current with developments in technology necessary for our business, our operations could be harmed and our ability to compete effectively could be diminished.

Sophisticated information technology and other systems are instrumental for the hospitality industry, including systems used for our central reservations, revenue management, property management and our Hyatt Gold Passport program, as well as technology systems that we make available to our guests. These information technology and other systems must be refined, updated, or replaced with more advanced systems on a regular basis. Developing and maintaining these systems may require significant capital. If we are unable to replace or introduce information technology and other systems as quickly as our competitors or within budgeted costs or schedules when these systems become outdated or need replacing, or if we are unable to achieve the intended benefits of any new information technology or other systems, our operations could be harmed and our ability to compete effectively could be diminished.

We may be liable for proposed tax liabilities and the final amount of taxes paid may exceed the amount of applicable reserves, which could reduce our profits.

The Internal Revenue Service (IRS) recently completed its examinations of the consolidated federal income tax returns of Hyatt Hotels Corporation, Hyatt Corporation, AIC and H Group for the taxable years ended December 31, 2003, 2004 and 2005. Based on these examinations (and on examination adjustments for the taxable year ended January 31, 2001), we could be liable for up to $42 million of additional taxes and penalties (plus accrued interest). We and our affiliates have filed protests with the IRS Appeals Office contesting these proposed tax liabilities. We are also subject to ongoing tax audits and disputes in various state, local and foreign jurisdictions. We believe we have established adequate reserves for potential tax liabilities, but the final amount of taxes assessed and paid could exceed the amount of such reserves, which could reduce our profits.

Changes in federal, state, local or foreign tax law, interpretations of existing tax law or agreements with tax authorities could affect our profitability and financial condition by increasing our tax costs.

We are subject to taxation at the federal, state or provincial and local levels in the United States and various other countries and jurisdictions. Our future tax rates could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time the U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. The current U.S. administration has put forth several revenue raising proposals, some of which target tax provisions that benefit us, including proposals to limit the ability of U.S. companies to continue to defer U.S. taxes on foreign income. State and local tax authorities have also increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates.

We are a party to certain agreements with foreign tax authorities that reduce or defer the amount of tax we pay. The expiration of such agreements, or changes in circumstances or in interpretation of such agreements, could increase our tax costs.

The terms of our revolving credit facility and the indenture governing our senior notes place restrictions on us and certain of our subsidiaries, reducing operational flexibility and creating default risks.

The terms of our revolving credit facility and the indenture governing our senior notes contain covenants that place restrictions on us and certain of our subsidiaries. The covenants under our revolving credit facility restrict, among other things, our ability to:

•	incur additional debt, due to a requirement that we satisfy a maximum leverage ratio test, a minimum interest coverage ratio test and a maximum secured debt ratio test;

•	engage in other business activities or engage in certain transactions with affiliates; and

•	change our fiscal year or change our organizational documents.

Similarly, the covenants under our revolving credit facility and the indenture governing our senior notes restrict, among other things, our ability to:

•	create any liens on certain assets to secure debt;

•	enter into certain sale and leaseback transactions; or

•	enter into mergers or consolidations or transfer all or substantially all of our assets.

Failure to comply with these restrictive covenants could result in an event of default that, if not waived or cured, if applicable, could result in the acceleration of all or a substantial portion of our outstanding debt under our revolving credit facility and our senior notes. For a detailed description of the covenants and restrictions imposed by the documents governing our indebtedness, see “Description of Principal Indebtedness.”

An increase in interest rates would increase interest costs on our revolving credit facility and any variable rate debt we incur, which could adversely impact our ability to refinance existing debt or acquire assets.

Borrowings under our revolving credit facility bear interest at the London Interbank Offered Rate (LIBOR) or an alternative base rate (defined as the greatest of (a) the federal funds rate plus 0.5%, (b) the prime rate and (c) one-month LIBOR plus 1.0%) plus an additional margin that is based on our credit ratings. To the extent we borrow under the revolving credit facility, any increase in the interest rate applicable to such borrowings will reduce our cash flows available for other corporate purposes including investments in our portfolio. Further, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. We may from time to time enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable. In addition, an increase in interest rates could decrease the amount third parties are willing to pay for our assets, thereby limiting our ability to dispose of assets as part of our business strategy. Our revolving credit facility also imposes an additional fee paid to revolving lenders whose loans mature on June 29, 2012 if the calculation of LIBOR falls below 1.00% in the case of LIBOR-based borrowings (including alternative base rate borrowings based on the one-month LIBOR). For a detailed description of the interest margin and fees imposed by the documents governing our indebtedness, see “Description of Principal Indebtedness.”

Rating agency downgrades may increase our cost of capital.

The interest rate of borrowings and the facility fee under our revolving credit facility are determined by a pricing grid which is dependent on our credit ratings by Standard & Poor’s Rating Group and Moody’s Investors Service, Inc. Lower ratings result in a higher cost of funds. Therefore, if these independent rating agencies were to downgrade our credit ratings or if we no longer have a credit rating from either agency, the cost of our borrowing and the amount of the facility fee under our revolving credit facility will increase as specified in the pricing grid. Additionally, any future downgrade of our credit ratings by the rating agencies could reduce or limit our access to capital and increase our cost of capital. We and a number of our competitors have had either a rating or outlook downgrade by the rating agencies as a result of the economic downturn and decreased demand for hospitality products and services. Given the cyclical nature of the hospitality industry and its dependence on the underlying health of the economy, we could be subject to frequent changes in our credit rating. As the economic recovery is expected to be slow in the near term there is a heightened risk of our credit ratings being revised downward.

We have a large amount of cash and cash equivalents and are exposed to counterparty risk with respect to these deposits.

All of our cash that is not required to fund our daily operating activities is invested in interest bearing investments with a greater focus placed on capital preservation than on investment return. The majority of our cash balances are held on deposit with high quality financial institutions that hold long-term ratings of at least A or A2 from Standard & Poor’s Rating Group or Moody’s Investor Service, Inc., respectively, and in AAA-rated money market funds. As such, we are exposed to counterparty risk on our $1.2 billion of cash and cash equivalents as of June 30, 2009, after giving effect to the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements, as described under “Prospectus Summary—Recent Developments.”

Risks Related to Share Ownership and this Offering

Our stock price is likely to be volatile, and you may not be able to resell shares of your Class A common stock at or above the price you paid.

The stock market in general, and hospitality companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the underlying businesses. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, the financial services industry recently experienced a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, which led to increased volatility in securities prices and a significant level of intervention from the U.S. and other governments in securities markets. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our actual operating performance.

In addition to the risks described in this section, several factors that could cause the price of our Class A common stock in the public market to fluctuate significantly include, among others, the following:

•	quarterly variations in our operating results compared to market expectations;

•	announcements of new services or products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other hospitality companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock; and

•	global economic, legal and regulatory factors unrelated to our performance.

The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, reduce our profits, divert our management’s attention and resources and harm our business.

After this offering, Pritzker family business interests will continue to have substantial control over us and will maintain the ability to control the election of directors and other matters submitted to stockholders for approval, which will limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.

Our Class B common stock is entitled to ten votes per share and our Class A common stock is entitled to one vote per share. Following this offering, Pritzker family business interests will beneficially own, in the aggregate, approximately     % of our Class B common stock, representing approximately     % of the outstanding shares of our common stock and approximately     % of the total voting power of our outstanding common stock. As a result, Pritzker family business interests will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. Because of our dual class ownership structure, Pritzker family business interests will continue to exert a significant degree of influence or actual control over matters requiring stockholder approval, even if they own less than 50%

of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters, and the interests of Pritzker family business interests may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price.

In addition, the difference in the voting rights between our Class A common stock and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our common stock ascribe value to the superior voting rights of the Class B common stock.

Disputes among Pritzker family members and among Pritzker family members and the trustees of the Pritzker family trusts may result in significant distractions to our management, disrupt our business, have a negative effect on the trading price of our Class A common stock and/or generate negative publicity about Hyatt and the Pritzker family.

In the past, disputes have arisen between and among certain Pritzker family members, and between and among beneficiaries of the Pritzker family trusts and the trustees of such trusts, with respect to, among other things, the ownership, operation, governance, and management of certain Pritzker family business interests. In connection with certain of these disputes, claims were alleged, and in certain cases, proceedings were initiated, against certain Pritzker family members, including Thomas J. Pritzker, our executive chairman, and other Pritzker family members, some of whom have been or are our directors, and against the trustees, including Thomas J. Pritzker in his capacity as a co-trustee of the U.S. situs trusts. Such past allegations related to, among others, trust management and administration, and violations of certain trustee duties, including fiduciary duties. Some of these disputes led to significant negative publicity for the Pritzker family. These disputes have been resolved with no admissions or finding of any misconduct.

Recently, with respect to Hyatt, disputes arose between and among certain Pritzker family members and the trustees of trusts with respect to, among other things, our dual class structure, which will become effective prior to the completion of this offering. In particular, certain beneficiaries of Pritzker family trusts expressed concern that there could be a value differential between our Class A and Class B common stock based on the difference in voting rights between those two classes of stock. Additionally, certain beneficiaries of Pritzker family trusts noted that the dual class structure had the effect of extending the duration of the voting and lock-up restrictions under the Global Hyatt Agreement and Foreign Global Hyatt Agreement due to the fact that the duration of those restrictions, as originally drafted, was based, in part, on voting power of the outstanding shares of our stock owned by Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses) rather than on the percentage of the outstanding shares of our stock owned by them.

In connection with these disputes, the Global Hyatt Agreement and the Foreign Global Hyatt Agreement were amended and restated in three important respects, as described under “Stockholder Agreements” and “Shares Eligible for Future Sale.” First, the agreements were amended and restated to measure the duration of the voting and lock-up restrictions under the Global Hyatt Agreement and Foreign Global Hyatt Agreement on the percentage of outstanding shares, not voting power of shares, of our stock owned by Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses). Second, the agreements were amended and restated to permit Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses) to sell up to 25% of their aggregate holdings of our common stock, measured as of the date of effectiveness of the registration statement of which this prospectus is a part, during each 12-month period following the date of effectiveness of the registration statement of which this prospectus is a part (without carry-overs), rather than 20% measured on a similar basis (though shares sold in this offering will count toward the first 12-month period’s limit). Additionally, the prohibition on selling shares to any aggregator (i.e., a person who is required to file a Schedule 13D under the Exchange Act, disclosing an intent other than for investment) was removed. Third, the amended and restated agreements provide for the distribution of Hyatt stock from U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses in consultation with the adult beneficiaries of such trusts as soon as practicable following the date of effectiveness of the registration statement of which this prospectus is a part, subject to the 180-day lock-up period agreed to with the underwriters, the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement. As a result of such changes to the agreements, Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), other than those who are party to the Agreement Relating to Stock, may now sell up to 100% of their common stock over a shorter period of time. See “Stockholder Agreements,” “Shares Eligible for Future Sale” and “—A significant number of shares of our Class A common stock could be sold into the market, which could depress our stock price even if our business is doing well.” As part of these discussions, we agreed to provide, in the 2009 Registration Rights Agreement, for a shelf registration in order to facilitate sales of common stock by domestic and foreign Pritzker stockholders. See “Description of Capital Stock—Registration Rights—Shelf Registration Rights.”

Disputes among Pritzker family members, and between and among beneficiaries of the Pritzker family trusts and the trustees of such trusts, including with respect to Hyatt, may arise or continue in the future. If such disputes occur, they may result in significant distractions to our management, disrupt our business, have a negative effect on the trading price of our Class A common stock and/or generate negative publicity about Hyatt and Pritzker family members, including Pritzker family members involved with Hyatt.

Voting agreements entered into with or among our major stockholders, including Pritzker family business interests, will result in a substantial number of our shares being voted consistent with the recommendation of our board of directors, and may limit your ability to influence the election of directors and other matters submitted to stockholders for approval.

Pritzker family business interests have entered into (or in the case of common stock owned indirectly by non-U.S. situs trusts, have expressed their desire that the trustee of such trusts and the directors of IHE, INC. and its subsidiaries act in accordance with) a voting agreement with respect to all shares of common stock beneficially owned by Pritzker family business interests. During the term of the voting agreement, which expires on the later to occur of January 1, 2015, and the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by non-Pritzker family business interests, Pritzker family business interests have agreed to vote (or in the case of common stock owned indirectly by non-U.S. situs trusts, have expressed their desire that the trustee of such trusts and the directors of IHE, INC. and its subsidiaries act in accordance with) their shares of our common stock consistent with the recommendation of our board of directors, assuming that a majority of our independent directors (excluding for such purposes any Pritzker) agree with the recommendation. In addition, following this offering, other existing stockholders, including entities affiliated with Goldman Sachs & Co. and Madrone GHC, will beneficially own, in the aggregate, approximately     % of our outstanding Class B common stock, representing approximately     % of the outstanding shares of our common stock and approximately     % of the total voting power of our outstanding common stock. These entities have entered into a voting agreement with us, with respect to the shares of Class B common stock that they beneficially own, and have agreed to vote their shares of Class B common stock consistent with the recommendation of our board of directors, without any separate requirement that our independent directors agree with the recommendation. These voting agreements expire on the later to occur of December 31, 2013 and the date that Thomas J. Pritzker is no longer chairman of our board of directors. See “Stockholder Agreements” and “Principal and Selling Stockholders.”

While the voting agreements are in effect, they may provide our board of directors with effective control over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. This is because the number of our shares that are required by the voting agreements to be voted consistent with the recommendation of our board of directors will be sufficient to determine the outcome of the election of directors and other matters submitted to stockholders for approval. This will limit your ability to influence the election of directors and other matters submitted to stockholders for approval, even if you do not believe those actions to be in our interests or your interests. For instance, the voting agreements may have the effect of delaying or preventing a transaction that would result in a change of control, if our board of directors does not recommend that our stockholders vote in favor of the transaction, even if you or some or all of our major stockholders believe that the transaction is in our interests or your interests. On the other hand, the voting agreements may result in our stockholders approving a transaction that would result in a change of control, if our board of directors recommends that our stockholders vote in favor of the transaction, even if you or some or all of our major stockholders believe that the transaction is not in our interests or your interests.

You will experience immediate and substantial dilution in the book value of your investment.

The initial public offering price of our Class A common stock is higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus. Further dilution will result if rights to purchase our Class A common stock that we have issued or may issue in the future are exercised, or if we issue additional shares of our Class A common stock, at prices lower than our net tangible book value at such time. For additional information regarding the dilution effects of this offering, see “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them in ways that enhance the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our Class A common stock. We cannot predict with certainty all of the particular uses for the proceeds from this offering. Any failure by our management to apply these funds effectively could result in financial losses that could harm our business and depress the price of our Class A common stock. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Regardless of whether our application of the net proceeds results in financial losses, our stock price could drop if the market does not view our use of the net proceeds favorably.

A significant number of shares of our Class A common stock could be sold into the market, which could depress our stock price even if our business is doing well.

Future sales of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares of common stock outstanding as of June 30, 2009, we will have              shares of Class A common stock outstanding upon completion of this offering, including              shares of Class A common stock to be sold in this offering, and              shares of Class B common stock outstanding upon completion of this offering.

Of the outstanding shares, all              shares of Class A common stock sold in this offering and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                      outstanding shares of Class A common stock and              outstanding shares of Class B common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. All of these restricted securities will be subject to the 180-day lock-up period, which may be extended in specified circumstances. Restricted securities may be sold in the public market only if they are registered under the Securities Act or they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized in “Shares Eligible For Future Sale.”

Substantially all of these restricted securities are subject to contractual lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated Agreement Relating to Stock and the 2007 Stockholders’ Agreement in addition to the 180-day lock-up period as described in “Stockholder Agreements” and “Shares Eligible For Future Sale—Lock-Up Agreements.” These additional restrictions may be amended, waived or terminated by the parties to those lock-up agreements in accordance with the terms of those agreements or, with respect to the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, the 25% limitation on sales of our common stock may, with respect to each 12 month period, be increased to a higher percentage or waived entirely by the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), without the consent of the underwriters or us and without notice. As a result, following the expiration of the 180-day lock-up period agreed to with the underwriters, all shares of Class A common stock, including shares of Class A common stock that are required to be issued upon conversion of shares of Class B common stock, will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated Agreement Relating to Stock or 2007 Stockholders’ Agreement, as applicable, are waived or terminated with respect to such shares.

Assuming the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated Agreement Relating to Stock and the 2007 Stockholders’ Agreement are not amended, waived or terminated and assuming the parties to these agreements sell the maximum amount permitted to be sold during the first time period that such shares are eligible to be sold, following the expiration of the 180-day lock-up period, and subject to the provisions of Rules 144 and 701 under the Securities Act described in “Shares Eligible For Future Sale,” these restricted securities will be available for sale in the public market as follows:

Number of Shares	Time Period
After 180 days and up to 12 months from the date of this prospectus.

After 12 months and up to 24 months from the date of this prospectus.

After 24 months and up to 36 months from the date of this prospectus.

After 36 months and up to 42 months (3 1 /2 years) from the date of this prospectus.

After 42 months (3 1/ 2 years) and up to 48 months from the date of this prospectus.

After 48 months and up to 54 months (4 1 /2 years) from the date of this prospectus.

After 54 months (4 1/ 2 years) and up to 60 months from the date of this prospectus.

After 60 months and up to 66 months (5 1 /2 years) from the date of this prospectus.

After 66 months (5 1/ 2 years) from the date of this prospectus.

Moreover, after this offering, holders of              shares of our common stock, including Pritzker family business interests and entities affiliated with Goldman Sachs and Madrone GHC, will have rights, subject to some conditions, to require us to file registration statements registering sales of their shares or to include sales of their shares in registration statements that we may file for ourselves or other stockholders. Shares sold under these registration statements can be freely sold in the public market, subject to the lock-up agreements described in “Underwriting.” In the event such registration rights are exercised and a large number of shares are sold in the public market, such sales could reduce the trading price of our Class A common stock. Additionally we will bear all expenses in connection with any such registrations (other than underwriting discounts). In addition, 9,452,307 shares of our Class A common stock reserved for issuance under our LTIP and under a restricted stock unit agreement will become eligible for sale in the public market once those shares are issued and subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable.

If any of these holders causes a large number of securities to be sold in the public market, the sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital.

We also may issue shares of our Class A common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant.

No public market for our Class A common stock currently exists, and we cannot assure you that an active, liquid trading market will develop or be sustained following this offering.

Before this offering, there has been no public market for our Class A common stock. An active, liquid trading market for our Class A common stock may not develop or be sustained following this offering. Our Class A common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance; however, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our Class A common stock.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

We currently expect securities research analysts, including those affiliated with our underwriters, will establish and publish their own quarterly projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could decline.

If we are unable to assess favorably the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investor confidence and our stock price could be reduced.

Anti-takeover provisions in our organizational documents and Delaware law, as well as agreements with our major stockholders, may discourage or prevent a change of control, even if a sale of Hyatt would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current board of directors or management.

Upon the consummation of this offering, our amended and restated certificate of incorporation and bylaws, as well as agreements with our major stockholders, will contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions that certain stockholders may view as beneficial or could involve the payment of a premium over prevailing market prices for our Class A common stock. These provisions include, among others:

•

Our amended and restated certificate of incorporation provides for a dual class ownership structure, in which our Class B common stock is entitled to ten votes per share and our Class A common stock is entitled to one vote per share. As a result of this structure, our major stockholders have significant influence or actual control over matters requiring stockholder approval.

•

Voting agreements entered into with or among our major stockholders require these stockholders to vote their shares consistent with the recommendation of our board of directors, assuming in certain instances that a majority of our independent directors (excluding for such purposes any Pritzker) agree with the recommendation. While the voting agreements are in effect, they may provide our board of directors with effective control over matters requiring stockholder approval.

•

Lock-up agreements entered into with stockholders party to our 2007 Stockholders’ Agreement limit the ability of these stockholders to sell their shares to any person who would be required to file a Schedule 13D with the SEC disclosing an intent to acquire the shares other than for investment purposes and, in certain instances, to competitors of ours in the hospitality, lodging or gaming industries.

•

Stockholders party to our 2007 Stockholders’ Agreement have agreed, subject to certain limited exceptions, to “standstill” provisions that prevent the stockholders from acquiring additional shares of our common stock, making or participating in acquisition proposals for us or soliciting proxies in connection with meetings of our stockholders, unless the stockholders are invited to do so by our board of directors.

•

Our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting.

•	Our directors may be removed only for cause, which prevents stockholders from being able to remove directors without cause other than those directors who are being elected at an annual meeting.

•

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. As a result, upon completion of this offering, holders of our Class B common stock will control the election of directors and the ability of holders of our Class A common stock to elect director candidates will be limited.

•

Vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, may be filled only by a majority of remaining directors then in office.

•	Actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent.

•	Special meetings of our stockholders can be called only by the chairman of the board or by our corporate secretary at the direction of our board of directors.

•

Advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

Our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

•

An affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock entitled to vote is required to amend any provision of our certificate of incorporation or bylaws.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We do not intend to pay dividends on our Class A common stock for the foreseeable future and, consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We have never declared or paid cash dividends on our common stock. In addition, we must comply with the covenants in our revolving credit facility if we want to pay cash dividends. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

Non-U.S. holders who own more than 5% of our Class A common stock may be subject to U.S. federal income tax on gain realized on the disposition of such stock.

Because we have significant U.S. real estate holdings, we may be a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes, but we have made no determination to that effect. There can be no assurance that we do not currently constitute or will not become a USRPHC. As a result, a “non-U.S. holder” (as defined in “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Class A Common Stock”) may be subject to U.S. federal income tax on gain realized on a disposition of our Class A common stock if such non-U.S. holder has owned, actually or constructively, more than 5% of our Class A common stock at any time during the shorter of (a) the five-year period ending on the date of disposition and (b) the non-U.S. holder’s holding period in such stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Lodging Industry,” “Business” and “Shares Eligible For Future Sale”, contains forward-looking statements. These statements include statements about our plans, strategies and prospects and involve known and unknown risks that are difficult to predict. Therefore, our actual results, performance or achievements may differ materially from those expressed in or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

•	the factors discussed in this prospectus set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	the depth and duration of the current economic downturn;

•	levels of spending in the business, travel and leisure industries as well as consumer confidence;

•	declines in occupancy and average daily rate;

•	hostilities, including future terrorist attacks, or fear of hostilities that affect travel;

•	travel-related accidents;

•	natural disasters, such as earthquakes, tsunamis, tornados, hurricanes or floods;

•	the seasonal and cyclical nature of the real estate and hospitality businesses;

•	changes in distribution arrangements, such as through internet travel intermediaries;

•	changes in the tastes and preferences of our customers;

•	relationships with associates and labor unions and changes in labor law;

•	financial condition of, and our relationships with, third-party property owners, franchisees and hospitality venture partners;

•	risk associated with potential acquisitions and dispositions and the introduction of new brand concepts;

•	changes in federal, state, local or foreign tax law;

•	increases in interest rates and operating costs;

•	fluctuations in currency exchange rates;

•	lack of acceptance of new brands or innovation;

•	general volatility of the capital markets and our ability to access the capital markets;

•	changes in the competitive environment in our industry and the markets where we operate;

•	outcomes of legal proceedings; and

•	violation of regulations or laws related to our franchising business.

These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of Class A common stock in this offering will be approximately $             million, or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters’ option to purchase              additional shares is exercised in full, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us by $             million, or approximately $             million if the underwriters’ option to purchase              additional shares is exercised in full, assuming the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

We currently intend to use the net proceeds to us from this offering primarily for working capital and other general corporate purposes, including capital expenditures. Additionally, we may use a portion of the net proceeds for the acquisition of, or investment in, new properties or businesses that complement our business. We currently do not have any understandings, commitments or agreements to enter into any acquisitions or investments. We cannot assure you that we will complete any acquisitions or investments or that, if completed, any such acquisition or investment will be successful. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. In addition, we must comply with the covenants in our revolving credit facility if we want to pay cash dividends. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and, therefore, do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of June 30, 2009:

•	on an actual basis;

•

on an as adjusted basis to give effect to the August 2009 issuance and sale of $500 million aggregate principal amount of senior notes and the use of a portion of the proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements as described under “Prospectus Summary—Recent Developments;”

•	on an as further adjusted basis to give effect to:

•

the filing of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering, and that provides for, among other things, (1) the authorization of 1,000,000,000 shares of Class A common stock and 500,000,000 shares of Class B common stock; (2) the authorization of 10,000,000 shares of preferred stock; (3) the reclassification of 26,032 outstanding shares of common stock into 26,032 shares of Class A common stock; and (4) the reclassification of 168,005,588 outstanding shares of common stock into 168,005,588 shares of Class B common stock, of which              shares will convert into shares of Class A common stock at the time that they are sold by the selling stockholders in this offering; and

•

the receipt of the net proceeds from the sale of              shares of Class A common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2009
(in millions)	Actual	As Adjusted	As Further Adjusted(1)
Cash and cash equivalents (excluding restricted cash)	$968	$1,220	$

Long-term debt, including current portion	$612	$858	$
Stockholders’ equity:
Preferred stock; $0.01 par value; 9,900,000 shares authorized and no shares issued and outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Common stock; $0.01 par value; 400,000,000 shares authorized and 168,031,891 shares issued and outstanding, actual and as adjusted; no shares authorized, issued and outstanding, as further adjusted	2	2
Class A common stock; $0.01 par value; no shares authorized, issued and outstanding, actual and as adjusted; 1,000,000,000 shares authorized and shares issued and outstanding, as further adjusted	—	—
Class B common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; 500,000,000 shares authorized and shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	3,591	3,591
Retained earnings	1,345	1,345
Accumulated other comprehensive loss	(64)	(62)

Total stockholders’ equity	4,874	4,876

Total capitalization	$5,486	$5,734	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ , the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $ million increase or decrease in each of the as further adjusted cash and cash equivalents, as further adjusted additional paid-in capital, as further adjusted total stockholders’ equity and as further adjusted total capitalization, assuming the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease as further adjusted cash and cash equivalents, as further adjusted additional paid-in capital, as further adjusted total stockholders’ equity and as further adjusted total capitalization by approximately $ million assuming the assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The as further adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and terms of this offering determined at pricing.

The number of shares of common stock in the table above does not include 6,960,680 shares of common stock reserved for issuance under our LTIP and a restricted stock unit agreement as of June 30, 2009 or an additional 2,500,000 shares of common stock reserved under the LTIP in July 2009. See “Compensation Discussion and Analysis—Employee Benefits” and “Compensation Discussion and Analysis—Long-Term Incentive.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this initial public offering and the adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.

The net tangible book value of our common stock as of June 30, 2009, was approximately $4.5 billion, or approximately $26.80 per share, based on 168,031,891 shares of common stock outstanding as of June 30, 2009. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to our issuance of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2009 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in net tangible book value per share of $             to our existing stockholders and an immediate dilution of $             per share to purchasers of Class A common stock in this offering. If the initial public offering price is higher or lower than $             per share, the dilution to new stockholders will be higher or lower. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2009	$26.80
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease as adjusted net tangible book value per share by approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in an as adjusted net tangible book value of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in an as adjusted net tangible book value of approximately $             million, or approximately $             per share, and the dilution per share to investors in this offering would be approximately $             per share, assuming the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

The following table sets forth as of June 30, 2009, on the as adjusted basis described above, the number of Class A shares purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by the investors purchasing shares in this offering based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, before deducting the underwriting discount and estimated expenses payable by us (dollars in thousands, except per share amounts):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Totals		100%			$100%

If the underwriters exercise their over-allotment option in full, (1) the number of shares held by new investors will increase to approximately             % of the total number of shares our Class A common stock outstanding after this offering and (2) the as adjusted net tangible book value per share of Class A common stock would be approximately $             and the dilution to new investors in net tangible book value per share of Class A common stock would be $            .

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $             million, assuming the assumed initial public offering price of $             per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and tables above are based on 168,031,891 shares of common stock outstanding as of June 30, 2009. This number excludes 6,960,680 shares of common stock reserved for issuance under the LTIP and a restricted stock unit agreement as of June 30, 2009 and an additional 2,500,000 shares of common stock reserved under the LTIP in July 2009. See “Compensation Discussion and Analysis—Employee Benefits” and “Compensation Discussion and Analysis—Long-Term Incentive.”

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of income data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 from our audited consolidated financial statements which are not included in this prospectus. We derived the summary consolidated statements of income data for the six months ended June 30, 2009 and June 30, 2008 and the consolidated balance sheet data as of June 30, 2009 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on the same basis as our audited financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected historical financial data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Principal Indebtedness” and the other financial information included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share data)	2009	2008	2008	2007	2006	2005	2004(1)
	(Unaudited)
Consolidated statements of income data:
Owned and leased hotel revenues	$876	$1,125	$2,139	$2,039	$1,860	$1,748	$1,472
Management and franchise fee revenues	109	162	290	315	294	227	202
Other revenues	29	48	83	103	110	112	88
Other revenues from managed properties (2)	623	674	1,325	1,281	1,207	1,080	920

Total revenues	1,637	2,009	3,837	3,738	3,471	3,167	2,682

Direct and selling, general and administrative expenses	1,593	1,759	3,473	3,353	3,119	2,880	2,494
Income (loss) from continuing operations	(38)	175	114	266	331	278	175
Net income (loss) attributable to Hyatt Hotels Corporation	(36)	173	168	270	315	336	227

Income (loss) from continuing operations per common share, basic and diluted (3)	$(0.29)	$1.37	$0.89	$1.98	$2.41	$2.40	$1.68

	As of June 30, 2009			As of December 31,
(in millions)	Actual	As Adjusted(4)	As Further Adjusted (5)(6)	2008	2007	2006	2005	2004
	(Unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$968	$1,220	$	$428	$409	$801	$960	$1,067
Total current assets	1,529	1,781		1,057	1,065	1,501	1,645	2,158
Property and equipment, net	3,616	3,616		3,495	3,518	2,769	2,296	1,646
Intangibles, net	276	276		256	359	154	102	43
Total assets	6,739	6,976		6,119	6,248	5,522	5,081	4,658

Total current liabilities	574	559		653	697	1,001	600	890
Long-term debt	595	847		1,209	1,288	173	500	514
Other long-term liabilities	670	668		665	794	588	519	258
Total liabilities	1,839	2,074		2,527	2,779	1,762	1,619	1,662
Total stockholders’ equity	4,874	4,876		3,564	3,434	3,731	3,430	2,957

Total liabilities and stockholders’ equity	6,739	6,976		6,119	6,248	5,522	5,081	4,658

(1)	The consolidated statement of income for 2004 reflects the combined and consolidated full year operating results of Hyatt Corporation, AIC Holding Co. and various hospitality related entities owned, prior to their contribution to our predecessor, Global Hyatt Corporation, in 2004, by Pritzker family business interests. See “Prospectus Summary—Corporate Information” and note 1 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Represents revenues that we receive from third-party property owners who reimburse us for costs that we incur on their behalf, with no added margin. These costs relate primarily to payroll at managed properties where we are the employer. As a result, these revenues have no effect on our profit, although they do increase our total revenues and the corresponding costs increase our total expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations—Revenues.”
(3)	All per share amounts reflect a one-for-two reverse split of our common stock effected on October 14, 2009.
(4)	Reflects the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements. See “Prospectus Summary—Recent Developments” and “Description of Principal Indebtedness.”
(5)	Reflects the issuance and sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, and our receipt of the net proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us.
(6)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $ million increase or decrease in each of the as further adjusted cash and cash equivalents, total assets and total stockholders’ equity, assuming that the number of shares offered by us set forth on the front cover of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the as further adjusted cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million assuming the assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The as further adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We are a global hospitality company engaged in the management, franchising, ownership and development of Hyatt-branded hotels, resorts and residential and vacation ownership properties around the world. As of June 30, 2009, our worldwide property portfolio consisted of 413 Hyatt-branded properties (119,509 rooms and units), including:

•	158 managed properties (60,934 rooms), all of which we operate under management agreements with third-party property owners;

•	100 franchised properties (15,322 rooms), all of which are owned by third parties that have franchise agreements with us and are operated by third parties;

•	96 owned properties (including 4 consolidated hospitality ventures) (25,786 rooms) and 6 leased properties (2,851 rooms), all of which we manage;

•	28 managed properties owned or leased by unconsolidated hospitality ventures (12,361 rooms);

•	15 vacation ownership properties (933 units), all of which we manage; and

•	10 residential properties (1,322 units), all of which we manage and some of which we own.

Our full service hotels operate under four world-recognized brands, Park Hyatt, Grand Hyatt, Hyatt Regency and Hyatt. We recently introduced our fifth full service brand, Andaz, geared toward today’s individual business and leisure travelers. In addition, we own, operate and franchise hotels under two select service brands, Hyatt Place and Hyatt Summerfield Suites. Our select service hotels provide guests with many of the amenities available at full service hotels but on a smaller scale. Compared to our full service hotels, our select service hotels have limited food and beverage outlets and do not offer comprehensive business or banquet facilities but rather are suited to serve smaller business meetings. Hyatt Place and Hyatt Summerfield Suites have been well received in the United States and we believe have significant growth potential both in the United States and internationally. We develop, sell and manage vacation ownership properties in select locations as part of the Hyatt Vacation Club. We also manage Hyatt-branded residential properties that are often adjacent to Hyatt-branded full service hotels. We assist third parties in the design and development of such mixed-use projects based on our expertise as a manager and owner of vacation ownership properties, residential properties and hotels.

We have adopted a business model that entails both ownership of properties and management and franchising of third-party owned properties in order to pursue more diversified revenue and income streams that balance both the advantages and risks associated with these lines of business. Our expertise and experience in each of these areas gives us the flexibility to evaluate growth opportunities across these lines of business. Growth in the number of management and franchise agreements and earnings therefrom typically results in higher overall returns on invested capital because very little capital is required to be invested under a typical management or franchise agreement. The capital required to build and maintain hotels that we manage for third-party owners, or franchise, is typically provided by the owner of the respective property with minimal capital required by us as the manager or franchisor. During periods of increasing demand we do not share fully in the incremental profits of hotel operations for hotels that we manage for third-party owners as our fee arrangements generally include a base amount calculated using the revenue from the subject hotel and an incentive fee that is, typically, a percentage of hotel profits that is usually less than 20%, with the actual level depending on the structure and terms of the management agreement. We do not share in the benefits of increases in profits from franchised properties because franchisees pay us an initial application fee and ongoing royalty fees that are calculated as a percentage of gross room revenues with no fees based on profits. Disputes or disruptions may arise with third-party owners of hotels we manage or franchise and these disputes can result in termination of the relevant agreement. With respect to property ownership, we believe that ownership of selected hotels in key markets enhances our ability to control our brand presence in these markets. Ownership of hotels allows us to capture the full benefit of increases in operating profits during periods of increasing demand and room rates. The cost structure of a typical hotel is more fixed than variable, so as demand and room rates increase over time, the pace of increase in operating profits typically is higher than the pace of increase of revenues. Hotel ownership is, however, more capital intensive than managing hotels for third-party owners, as we are responsible for the costs and all capital expenditures for our owned hotels. The profits realized in our owned and leased hotel segment are generally more significantly affected by economic downturns and declines in revenues than the results of our management and franchising segments. This is because we absorb the full impact of declining profits in our owned and leased hotels whereas our management and franchise fees do not have the same level of downside exposure to declining hotel profitability. See also “—Principal Factors Affecting our Results of Operations—Factors Affecting our Costs and Expenses—Fixed nature of expenses” and “Risk Factors—We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits, limit our ability to respond to market conditions or restrict our growth strategy.”

For the year ended December 31, 2008 and the six months ended June 30, 2009, 79.9% and 81.3% of our revenues were derived from operations in the United States, respectively. As of June 30, 2009, 76.9% of our long-lived assets were located in the United States.

We report our consolidated operations in U.S. dollars and manage our business within three reportable segments as described below:

•

Owned and leased hotels, which consists of our owned and leased full service and select service hotels and, for purposes of segment Adjusted EBITDA, our pro rata share of the Adjusted EBITDA of our unconsolidated hospitality ventures, based on our ownership percentage of each venture.

•

North American management and franchising, which consists of our management and franchising of properties located in the United States, Canada and the Caribbean, except for Park Hyatt and Andaz branded hotels.

•

International management and franchising, which consists of our management and franchising of properties located outside of the United States, Canada and the Caribbean. All of our Park Hyatt and Andaz branded hotels are managed by our international management and franchising segment and the management of these hotels is reported in this segment.

In addition to our three reportable segments, Corporate and other includes the results of our vacation ownership business and unallocated corporate expenses.

Key Business Metrics Evaluated by Management

Revenues

We primarily derive our revenues from hotel operations, management and franchise fees, other revenues from managed properties and vacation ownership properties. Management uses revenues to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition. For a detailed discussion of the factors that affect our revenues, see “—Principal Factors Affecting our Results of Operations.”

Net Income Attributable to Hyatt Hotels Corporation

Net income attributable to Hyatt Hotels Corporation represents the total earnings or profits generated by our business. Management uses net income to analyze the performance of our business on a consolidated basis.

Adjusted EBITDA

We use the term Adjusted EBITDA throughout this prospectus. Adjusted EBITDA, as we define it, is a non-GAAP measure. We define consolidated Adjusted EBITDA as net income (loss) attributable to Hyatt Hotels Corporation plus our pro-rata share of unconsolidated hospitality ventures Adjusted EBITDA based on our ownership percentage of each venture, adjusted to exclude the following items:

•	equity earnings (losses) from unconsolidated hospitality ventures;

•	gains on sales of real estate;

•	asset impairments;

•	other income (loss), net;

•	a 2008 charge resulting from the termination of our supplemental executive defined benefit plans;

•	discontinued operations and changes in accounting principles, net of tax;

•	net (income) loss attributable to noncontrolling interests;

•	depreciation and amortization;

•	interest expense; and

•	benefit (provision) for income taxes.

We calculate consolidated Adjusted EBITDA by adding the Adjusted EBITDA of each of our reportable segments to corporate and other Adjusted EBITDA. See “—Results of Operations.”

Our board of directors and executive management team focus on Adjusted EBITDA as a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis. Our President and Chief Executive Officer, who is our chief operating decision maker, also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our board of directors determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both.

We believe Adjusted EBITDA is useful to investors because it provides investors the same information that we use internally for purposes of assessing our core operating performance and making compensation decisions.

Adjusted EBITDA is not a substitute for net income attributable to Hyatt Hotels Corporation, income from continuing operations, cash flows from operating activities or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by reference to our GAAP results and using Adjusted EBITDA supplementally. See our consolidated statements of income and consolidated statements of cash flows in our consolidated financial statements included elsewhere in this prospectus.

For a reconciliation of consolidated Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to its most directly comparable GAAP measure, net income (loss) attributable to Hyatt Hotels Corporation, see “Prospectus Summary—Summary Consolidated Financial Data” and “—Results of Operations.”

Revenue per Available Room (RevPAR)

RevPAR is the product of the average daily rate and the average daily occupancy percentage. RevPAR does not include non-room revenues, which consist of ancillary revenues generated by a hotel property, such as food and beverage, parking, telephone and other guest service revenues. Our management uses RevPAR to identify trend information with respect to room revenues from comparable properties and to evaluate hotel performance on a regional and segment basis. RevPAR is a commonly used performance measure in the industry.

RevPAR changes that are driven predominately by changes in occupancy have different implications for overall revenue levels and incremental profitability than do changes that are driven predominately by changes in average room rates. For example, increases in occupancy at a hotel would lead to increases in room revenues and additional variable operating costs (including housekeeping services, utilities and room amenity costs), and could also result in increased ancillary revenues (including food and beverage). In contrast, changes in average room rates typically have a greater impact on margins and profitability as there is no substantial effect on variable costs.

Average Daily Rate (ADR)

ADR represents hotel room revenues, divided by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and we use ADR to assess the pricing levels that we are able to generate by customer group, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Occupancy

Occupancy represents the total number of rooms sold divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

Comparable Hotels

“Comparable systemwide hotels” represents all properties we manage or franchise (including owned and leased properties) and that are operated for the entirety of the periods being compared and that have not sustained substantial damage, business interruption or undergone large scale renovations during the periods being compared or for which comparable results are not available. We may use variations of comparable systemwide hotels to specifically refer to comparable systemwide North American full service or select service hotels or comparable systemwide international full service hotels for those properties that we manage or franchise within the North American and international management and franchising segments, respectively. “Comparable operated hotels” is defined the same as “Comparable systemwide hotels” with the exception that it is limited to only those hotels we manage or operate and excludes hotels we franchise. “Comparable owned and leased hotels” represents all properties we own or lease and that are operated and consolidated for the entirety of the periods being compared and have not sustained substantial damage, business interruption or undergone large scale renovations during the periods being compared or for which comparable results are not available. Comparable systemwide hotels and comparable owned and leased hotels are commonly used as a basis of measurement in the industry. “Non-comparable systemwide hotels” or “Non-comparable owned and leased hotels” represent all hotels that do not meet the respective definition of “comparable” as defined above.

Principal Factors Affecting our Results of Operations

Revenues

Principal Components

We primarily derive our revenues from the following sources:

Revenues from hotel operations.    Represents revenues derived from hotel operations, including room rentals and food and beverage sales and other ancillary revenues at our owned and leased properties. Revenues from the majority of our hotel operations depend heavily on demand from group and transient travelers, as discussed below. Revenues from our owned and leased hotels segment are primarily derived from hotel operations.

Revenues from room rentals and ancillary revenues are primarily derived from three categories of customers: transient, group and contract. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve a minimum of 10 rooms for meetings or social functions sponsored by associations, corporate, social, military, educational, religious or other organizations. Group business usually includes a block of room accommodations as well as other ancillary services, such as catering and banquet services. Our contract guests are traveling under a contract negotiated for a block for rooms for more than 30 days in duration at agreed-upon rates. Airline crews are typical generators of contract demand for our hotels.

Management and franchise fees.    Represents revenues derived from fees earned from hotels and residential properties managed worldwide (usually under long-term management agreements), franchise fees received in connection with the franchising of our brands (usually under long-term franchise agreements), termination fees and the amortization of deferred gains related to sold properties for which we have significant continuing involvement.

•

Our management agreements typically provide for a two-tiered fee structure that compensates us both for the volume of business we generate for the property as well as for the profitability of hotel operations. In these two-tier fee structures, our base compensation is a base fee that is usually an agreed upon percentage of gross revenues from hotel operations. In addition, we are paid an incentive fee that is typically calculated as a percentage of a hotel profitability measure, as defined in the applicable agreement. Outside of the United States, our fees are often more dependent on hotel profitability measures, either through a single management fee structure where the entire fee is based on a profitability measure, or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee.

•

Franchise fees generally consist of an initial application fee and continuing royalty fees calculated as a percentage of gross room revenues. Royalty fees for our full service brands also include a percentage of gross food and beverage revenues and gross spa revenues, where applicable.

Other revenues from managed properties.    Represents revenues related primarily to payroll costs at managed properties where we are the employer and are fully reimbursed by the third-party property owner based on the costs incurred, with no added margin. As a result, these revenues have no effect on our profit, although they do increase our total revenues and the corresponding costs increase our total expenses. We record these revenues in “Other revenues from managed properties” and the corresponding costs in “Other costs from managed properties” in our consolidated statements of income.

Intersegment eliminations.    We evaluate our reportable segments with intersegment revenues and expenses included in their results. These intersegment revenues and expenses represent management fees earned by our North American and international management and franchising segments for managing our owned and leased hotels. As presented throughout this prospectus, the individual segment results for the management and franchising businesses include the intersegment fee revenues and our owned and leased hotels include the intersegment fee expenses. Both the fee revenues and expenses are eliminated in consolidation.

Factors Affecting our Revenues

The following factors affect the revenues we derive from our operations. For other factors affecting our revenues, see “Risk Factors—Risks Related to Our Business.”

Consumer demand and global economic conditions.    Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and adverse political conditions can lower the revenues and profitability of our owned operations and the amount of management and franchising fee revenues we are able to generate from our managed and franchised properties. Also, declines in hotel profitability during an economic downturn directly impact the incentive portion of our management fees, which is based on hotel profit measures. Our vacation ownership business is also linked to cycles in the general economy and consumer discretionary spending. As a result, changes in consumer demand and general business cycles can subject and have subjected our revenues to significant volatility. See “Risk Factors—Risks Related to the Hospitality Industry.”

During the second half of 2008 and the first half of 2009, the ongoing global economic recession and its negative effect on demand by transient business and leisure travelers and associations and other group customers depressed demand throughout the hospitality industry. These conditions resulted in a decline in RevPAR for the fourth quarter of 2008 and some of the most significant RevPAR declines we have experienced in recent history during the first half of 2009. This reduced demand has resulted in and may continue to result in decreases in occupancy levels and ADR.

We believe that the economic recession will continue to significantly affect all of our customer segments. During the first six months of 2009, our systemwide RevPAR declined by 24% compared to the first six months of 2008. We believe that, during the remainder of the year, occupancy could stabilize. However, we expect that there will likely be continued pressure on average room rates. The current economic environment makes it difficult for us to predict future demand for our hospitality products and services.

We anticipate that recovery of demand for hospitality products and services will lag an improvement in current economic conditions. We cannot predict how severe or prolonged the global economic downturn will be. Furthermore, current global economic conditions have significantly impacted consumer confidence and behavior and, as a result, historical marketing information that we have collected may be less effective as a means of predicting future demand and operating results.

Competition.    The global lodging industry is highly competitive. As a result of the decreased demand for hospitality products and services in the current economic environment, competition in the industry has become increasingly fierce. While we generally try to maintain rates whenever possible, the overall reduction in business travel since the second half of 2008 has placed significant pressure on occupancy levels at our properties as well as those of our competitors. Accordingly, we have increased the number of promotional offers and expanded individual hotels’ use of internet distribution channels, which offer different customer price points, in an effort to expose more customers to our products and services and to attract guests. Internet distribution channels are online sites that sell hospitality related products and services of multiple brands. Major internet distribution channels used by Hyatt include Expedia.com, Hotels.com, Priceline.com, Orbitz.com, Hotwire.com and Travelocity.com. While declines in occupancy levels have recently begun to stabilize, room rates continue to be under pressure. Continued competition for a reduced pool of travelers will make it difficult to regain previous ADR levels in a short period of time even if demand and occupancy levels begin to rise. We believe that our brand strength and ability to manage our operations in an efficient manner will help us to compete successfully within the global hospitality industry.

Agreements with third-party owners and franchisees and relationships with developers.    We depend on our long-term management and franchise agreements with third-party owners and franchisees for a significant portion of our management and franchising fee revenues. The success and sustainability of our management and franchising business depends on our ability to perform under our management and franchising agreements and maintain good relationships with third-party owners and franchisees. Our relationships with these third parties also generate new relationships with developers and opportunities for property development that can support our growth. We believe that we have good relationships with our third-party owners, franchisees and developers and are committed to the continued growth and development of these relationships. These relationships exist with a diverse group of owners, franchisees and developers and are not heavily concentrated with any particular third party.

Access to capital.    The hospitality industry is a capital intensive business that requires significant amounts of capital expenditures to develop, maintain and renovate properties. Third-party owners are required to fund these capital expenditures for the properties they own in accordance with the terms of the applicable management or franchise agreement. Access to the capital that we or our third-party owners, franchisees or development partners need to finance the construction of new properties or to maintain and renovate existing properties is critical to the continued growth of our business and our revenues. Over the past twelve months, the credit markets and the financial services industry have experienced a period of significant disruption characterized by the bankruptcy, failure, collapse or sale of various financial institutions, increased volatility in securities prices, severely diminished liquidity and credit availability and a significant level of intervention from the governments of the U.S. and other countries. As a result of these market conditions, the cost and availability of capital has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. In particular, in the current environment, available capital for new development is extremely limited if available at all. The availability of capital or the conditions under which we or our third-party owners, franchisees or development partners can obtain capital can have a significant impact on the overall level and pace of future development and therefore the ability to grow our revenues. The recent disruption in the capital markets has diminished the ability and desire of existing and potential development partners to access capital necessary to develop properties actively. We believe that a continued normalization of credit markets as well as significant improvements in the global economy and overall business environment will be necessary before we see a material increase in development activity with third parties.

Expenses

Principal Components

We primarily incur the following expenses:

Owned and leased hotel expenses.    Owned and leased hotel expenses comprise the largest portion of our total direct and selling, general and administrative expenses and reflect the expenses of our consolidated owned and leased hotels. Expenses to operate our hotels include room expense, food and beverage costs, other support costs and property expenses. Room expense includes compensation costs for housekeeping, laundry and front desk staff and supply costs for guest room amenities and laundry. Food and beverage costs include costs for wait and kitchen staff and food and beverage products. Other support expenses consist of costs associated with property-level management, utilities, sales and marketing, operating hotel spas, telephones, parking and other guest recreation, entertainment and services. Property expenses include property taxes, repairs and maintenance, rent and insurance.

Depreciation and amortization expense.    These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our consolidated owned and leased hotels. Amortization expense primarily consists of amortization of management agreement acquisition costs and franchise and brand intangibles, which are amortized over their estimated useful lives.

Selling, general and administrative expenses.    Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business segments (including divisional offices that support our management and franchising segments), professional fees (including consulting, audit and legal fees), travel and entertainment expenses, bad debt expenses, contractual performance obligations and office administrative and related expenses.

Other costs from managed properties.    Represents costs related primarily to payroll expenses at managed properties where we are the employer. These costs are reimbursed to us with no added margin. As a result, these costs have no effect on our profit, although they do increase our total expenses and the corresponding reimbursements increase our total revenues. We record these costs in “Other costs from managed properties” and the corresponding revenues in “Other revenues from managed properties” in our consolidated statements of income.

Factors Affecting our Costs and Expenses

The following are several principal factors that affect the costs and expenses we incur in the course of our operations. For other factors affecting our costs and expenses, see “Risk Factors—Risks Related to Our Business.”

Fixed nature of expenses.    Many of the expenses associated with managing, franchising, owning and developing hotels and residential and vacation ownership properties are relatively fixed. These expenses include personnel costs, rent, property taxes, insurance and utilities. If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the resulting decline in our revenues can have a particularly adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth, such as the current economic recession. Economic downturns generally affect the results of our owned and leased hotel segment more significantly than the results of our management and franchising segments due to the high fixed costs associated with operating an owned or leased property. The effectiveness of any cost-cutting efforts is limited by the fixed-cost nature of our business. As a result, we may not be able to offset further revenue reductions through cost cutting. Employees at some of our owned hotels are parties to collective bargaining agreements that may also limit our ability to make timely staffing or labor changes in response to declining revenues. In addition, any of our efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our properties and brands. Over the past year, we have taken steps to reduce our cost base to levels we feel are appropriate to respond to declining revenues without jeopardizing the overall customer experience or the value of our properties or brands. While we intend to pursue additional cost saving opportunities and maintain our cost structure at appropriate levels while business at our hotels remains depressed, we expect to see the reduced margin levels we have been experiencing to continue until revenues improve.

Changes in depreciation expenses.    Changes in depreciation expenses may be driven by renovations of existing properties, acquisition or development of new properties or the disposition of existing properties through sale or closure. We intend to consider strategic and complementary acquisitions of and investments in businesses, properties or other assets. If we consummate any asset acquisitions, we would likely add depreciable assets, which would result in an increase in depreciation expense.

Demand for vacation ownership properties.    The ongoing economic downturn has severely reduced consumer demand for vacation ownership properties. A significant portion of our costs to support our vacation ownership business relates to direct sales and marketing of these properties. Accordingly, we have significantly reduced these costs as a response to lower demand. These reductions have allowed us to maintain our profit margins in our vacation ownership business but may not be sufficient to offset further reductions in revenues.

Other Items

Asset impairments

We hold significant amounts of goodwill, intangible assets, long-lived assets and equity method investments. We evaluate these assets for impairment as further discussed in “—Critical Accounting Policies and Estimates.” These evaluations have, in the past, resulted in impairment charges for certain of these assets based on the specific facts and circumstances surrounding those assets. Based on a continuation of the current economic conditions or other factors, we may be required to take additional impairment charges to reflect further declines in our asset and/or investment values.

Acquisitions, divestitures and significant renovations

We periodically acquire, divest of or undertake significant renovations in hotel properties. The results of operations derived from these properties do not, therefore, meet the definition of “comparable hotels” as defined in “—Key Business Metrics Evaluated by Management.” The results of operations from these properties, however, may have a material effect on changes in our results from period to period and are, therefore, discussed separately in our discussion on results of operations when material.

In the six months ended June 30, 2009, we acquired our Hyatt Regency Boston property for a purchase price of $110 million. In 2007, we acquired three properties consisting of: (1) the remaining 50% interest in our Andaz Liverpool Street property (formerly the Great Eastern Hotel), for a purchase price of GBP 40 million ($83 million) and the assumption of GBP 55 million ($114 million) of debt, (2) our Hyatt Regency San Antonio property, for a purchase price of $161 million and the assumption of $67 million of debt, and (3) our Hyatt Regency Grand Cypress property, which we acquired through a capital lease.

In 2008, we sold US Franchise Systems, Inc., which franchised Microtel Inns & Suites and Hawthorn Suites, for a sale price of $131 million.

Effect of foreign currency exchange rate fluctuations

A significant portion of our operations are conducted in functional currencies other than our reporting currency which is the U.S. dollar. As a result, we are required to translate those results from the functional currency into U.S. dollars at market based average exchange rates during the period reported. When comparing our results of operations between periods, there may be material portions of the changes in our revenues or expense that are derived from fluctuations in exchange rates experienced between those periods.

Results of Operations

Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008

Consolidated Results

	Six Months Ended June 30,
(in millions, except percentages)	2009	2008	Variance
Revenues:
Total revenues	$1,637	$2,009	$(372)	(18.5)%

Direct and Selling, General, and Administrative Expenses:
Owned and leased hotels	710	807	(97)	(12.0)%
Depreciation and amortization	130	125	5	4.0%
Other direct costs	8	15	(7)	(46.7)%
Selling, general, and administrative	122	138	(16)	(11.6)%
Other costs from managed properties	623	674	(51)	(7.6)%

Direct and selling, general, and administrative expenses	1,593	1,759	(166)	(9.4)%

Net gains (losses) and interest income from marketable securities held to fund operating programs	8	(7)	15	214.3%
Equity earnings (losses) from unconsolidated hospitality ventures	(13)	12	(25)	(208.3)%
Interest expense	(27)	(28)	1	3.6%
Asset impairments	(8)	—	(8)	(100.0)%
Other income (loss), net	(56)	55	(111)	(201.8)%

Income (loss) before income taxes	(52)	282	(334)	(118.4)%
(Provision) benefit for income taxes	14	(107)	121	113.1%

Income (loss) from continuing operations	(38)	175	(213)	(121.7)%
Discontinued operations	—	—	—	—
Net income (loss)	(38)	175	(213)	(121.7)%
Net loss (income) attributable to noncontrolling interests	2	(2)	4	200%

Net Income (Loss) Attributable to Hyatt Hotels Corporation	$(36)	$173	$(209)	(120.8)%

Revenues.    Consolidated revenues in the six months ended June 30, 2009 decreased $372 million, or 18.5%, compared to the six months ended June 30, 2008, including $49 million in net unfavorable currency effects and a $51 million decrease in other revenues from managed properties. The decrease in other revenues from managed properties was due to lower costs reimbursed by managed properties reflecting cost reductions implemented during the first half of 2009. Comparable owned and leased hotel revenue decreased $257 million over the same period, which includes net unfavorable currency effects of $39 million. The remaining decrease in revenues related primarily to reduced management fees in our management and franchising segments. Included in consolidated management fees for the six months ended June 30, 2009 were $61 million, or a 19% decrease, in base management fees and $38 million, or a 49% decrease, in incentive management fees. This decrease in hotel revenue and management fees was primarily driven by a decline in demand which was reflected in lower ADR resulting from greater promotional pricing, and lower occupancy levels particularly from group business. While the decline in base management fees generally followed the decline in hotel revenues, the incentive management fees were more negatively affected due to the greater declines in hotel profitability levels. Hotel profitability levels declined due to the impact of significantly reduced revenue levels and the high fixed cost nature of hotel operations. The table below provides a breakdown of revenues by segment for the six months ended June 30, 2009 and 2008. For further discussion of segment revenues for the periods presented, please refer to “—Segment Results.”

	Six Months Ended June 30,
(in millions, except percentages)	2009	2008	Variance
Owned and leased hotels	$876	$1,125	$(249)	(22.1)%
North American management and franchising	680	764	(84)	(11.0)%
International management and franchising	82	118	(36)	(30.5)%
Corporate and other	37	59	(22)	(37.3)%
Eliminations	(38)	(57)	19	33.3%

Consolidated revenues	$1,637	$2,009	$(372)	(18.5)%

Owned and leased hotels expense.    Expenses for owned and leased hotels decreased by $97 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. The decrease was driven primarily by $104 million of cost reductions at comparable owned and leased hotels primarily attributable to reductions in compensation-related costs and other variable operating expenses, as we reduced our costs in response to declining hotel revenues. The reduced compensation-related costs largely arose from the reductions in hotel staffing levels. Non-comparable owned and leased hotels drove $8 million of increased expenses, due primarily to the 2009 acquisition of our Hyatt Regency Boston property and the opening of a re-branded hotel.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $5 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, driven primarily by increased depreciation of $3 million related to the acquisition of our Hyatt Regency Boston property in 2009 and the opening of a re-branded hotel.

Other direct costs.    Other direct costs represent costs associated with our vacation ownership operations. These costs decreased by $7 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, due to reduced sales of our vacation ownership interests, which have slowed significantly due to reductions in demand.

Selling, general and administrative expenses.    Selling, general and administrative costs decreased by $16 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Through our cost reduction initiatives, we have decreased marketing costs by $12 million, which primarily related to our vacation ownership business, as well as travel and entertainment expenses by $5 million, corporate compensation and benefit related costs by $4 million and professional fee expenses by $3 million. Partially offsetting these decreased expenses were increased expenses under contractual performance obligations of $4 million at our select service hotels and increased bad debt expenses of $4 million.

Net gains (losses) and interest income from marketable securities held to fund operating programs.    Marketable securities held to fund operating programs generated a net gain of $8 million in the six months ended June 30, 2009, compared to the net loss of $7 million in the six months ended June 30, 2008 due to improved performance of the underlying securities.

Equity earnings (losses) from unconsolidated hospitality ventures.    Equity losses from unconsolidated hospitality ventures were $13 million in the six months ended June 30, 2009, compared to income of $12 million for the six months ended June 30, 2008. The decrease was due to a combination of factors, including the current year impairment charges of $10 million, including impairment of interests in a hospitality venture property of $7 million and a vacation ownership property of $3 million. There was a $15 million decline attributable to lower earnings generated by the underlying hotels, of which $2 million related to newly opened hotels.

Interest expense.    Interest expense decreased by $1 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. There was a $4 million reduction in interest expense relating to the repayment of $600 million of senior subordinated notes in the second quarter of 2009. Further information on this transaction is discussed in “—Liquidity and Capital Resources.” This reduction was offset by a $3 million gain on an interest rate swap which reduced prior year interest expense. The interest rate swap affected interest expense until the swap was designated for hedge accounting treatment in November 2008.

Asset impairments.    Asset impairments recorded for the six months ended June 30, 2009 and 2008 were $8 million and $0, respectively. The $8 million in impairment charges in 2009 included a charge of $5 million for the full impairment of an intangible asset relating to a management agreement covering certain select service hotels in our North American management and franchising segment. The remaining $3 million charge reflects the impairment of property and equipment in our owned and leased hotel segment.

Other income (loss), net.    Other income (loss), net decreased by $111 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, primarily due to $93 million comprised of $88 million of make-whole interest payments and early settlement premiums and a write-off of $5 million of deferred financing costs. Further information on this transaction is discussed in “—Liquidity and Capital Resources.” Additionally, cash distributions from cost method investments decreased $40 million for the comparable periods. These declines were partially offset by gains on marketable securities and foreign currency of $15 million and $10 million, respectively. The table below provides a breakdown of other income (loss), net for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
(in millions, except percentages)	2009	2008	Variance
Interest income on interest-bearing cash and cash equivalents	$10	$9	$1	11%
Gains (losses) on other marketable securities	2	(13)	15	115%
Income from cost method investments(1)	22	62	(40)	(65)%
Foreign currency gains (losses)	7	(3)	10	333%
Debt settlement costs(2)	(93)	—	(93)	(100)%
Other(3)	(4)	—	(4)	(100)%

Other income (loss), net	$(56)	55	(111)	(202)%

(1)	Income from cost method investments for the six months ended June 30, 2009 included $22 million in cash distributions from certain non-hospitality real estate partnerships. The six months ended June 30, 2008 included $62 million in cash distributions from indirect investments in certain life sciences technology companies. We do not expect material distributions from these investments in the future. See note 3 to our unaudited consolidated interim financial statements.
(2)	Amount relates to costs associated with the repurchase of senior subordinated notes and early settlement of a subscription agreement as described in “—Liquidity and Capital Resources.” The costs include $88 million of make-whole interest payments and early settlement premiums and a $5 million write-off of deferred financing costs.
(3)	Includes gains (losses) on asset retirements for each period presented.

(Provision) benefit for income taxes.    Income taxes for the six months ended June 30, 2009 and 2008 were a benefit of $14 million and a provision of $107 million, respectively. The effective tax rate for continuing operations for these periods was 27.1% and 38.0%, respectively. Our effective income tax rate is determined by the level and composition of actual and forecasted pre-tax income subject to varying foreign, state and local taxes and other items.

Operating losses at our U.S. operations, which included costs associated with the repurchase of senior subordinated notes and early settlement of a subscription agreement recognized during 2009, impacted the effective tax rate for the six months ended June 30, 2009. The resulting tax benefit was offset by additional taxes recorded against income earned by our foreign-based operations, plus $6 million of tax expense for unrecognized tax benefits and a charge of $3 million to write down certain U.S. deferred tax assets.

The effective tax rate for the six months ended June 30, 2008 was favorably impacted by foreign income tax benefits and general business credits. This was more than offset by an increase of $8 million in the liability for unrecognized tax benefits and a charge of $3 million recorded to certain foreign deferred tax assets.

Net loss (income) attributable to noncontrolling interests.    Net loss (income) attributable to noncontrolling interests decreased by $4 million compared to the first six months of 2008, primarily due to operating losses generated at hotels, which are partially owned by noncontrolling partners.

Segment Results

We evaluate segment operating performance using segment revenue and segment Adjusted EBITDA, as described in note 20 to our unaudited consolidated interim financial statements. See “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness. The segment results presented below are presented before intersegment eliminations.

Owned and Leased Hotels.    Revenues decreased by $249 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Included in this decrease was $39 million of net unfavorable currency effects. Comparable owned and leased hotel revenues decreased $257 million, and were driven by a RevPAR decline of 23.8% largely due to reductions in occupancy and ADR across both group and transient business, as well as significant declines in food and beverage revenues. The decline in transient revenues was driven by lower rates as hotels have increased promotions to attract guests. The group revenue decline was primarily a result of significant shortfalls in occupancy from lower short-term bookings and increased meeting cancellations. Food and beverage revenues were down significantly as a result of both lower occupancy and reduced spending by guests compared to 2008. Non-comparable owned and leased hotel revenues increased $8 million primarily due to the acquisition of our Hyatt Regency Boston property during the first quarter of 2009.

	Six Months Ended June 30,
	RevPAR			Occupancy			ADR
(Comparable Owned and Leased Hotels)	2009	2008	Variance	2009	2008	Change in Occ % pts	2009	2008	Variance
Full Service	$112	$149	(24.6)%	62.7%	71.2%	(8.5)%	$179	$209	(14.4)%
Select Service	63	78	(19.4)%	64.2%	70.5%	(6.3)%	98	110	(11.4)%
Total Owned and Leased Hotels	$100	$131	(23.8)%	63.1%	71.0%	(7.9)%	$158	$184	(14.3)%

						Six Months Ended June 30,
(in millions, except percentages)						2009	2008	Variance
						(Unaudited)
Segment Revenues						$876	$1,125	$(249)	(22.1)%
Segment Adjusted EBITDA						$156	$303	$(147)	(48.5)%

Adjusted EBITDA declined by $147 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, including $10 million in unfavorable currency effects. Comparable owned and leased hotel performance decreased by $118 million primarily due to revenue deterioration partially offset by cost-saving initiatives resulting in reductions in staffing and other hotel costs. The remaining decrease was primarily due to declining operating performance at our unconsolidated hospitality ventures of $19 million.

North American management and franchising.    North American management and franchising revenues decreased by $84 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Other revenues from managed properties declined $48 million due to reductions in costs reimbursed by managed properties. Management and franchise fees declined $36 million. Both base and incentive management fees declined, mainly driven by the effects of a 19.7% decrease in comparable systemwide North American full service RevPAR. Our full service hotels experienced significant rate pressure during the first six months of 2009 due to competition for reduced transient business. Additionally, heavy promotions have shifted transient business to lower rates. We also experienced a significant decline in group business, largely reflected in lower occupancy as we continue to have cancellations and significantly fewer near-term bookings. We have responded to reduced revenue levels with cost reduction initiatives at our full service hotels. As a result, hotel-level operating costs declined by 13% in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. RevPAR at our select service hotels in the six months ended June 30, 2009 declined by 12% compared to the first six months of 2008.

	Six Months Ended June 30,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2009	2008	Variance	2009	2008	Change in Occ % pts	2009	2008	Variance
North American Full Service	$107	$133	(19.7)%	65.6%	73.0%	(7.4)%	$163	$182	(10.6)%
North American Select Service	65	74	(12.0)%	64.4%	66.7%	(2.3)%	101	110	(8.8)%

						Six Months Ended June 30,
(in millions, except percentages)						2009	2008	Variance
						(Unaudited)
Revenues
Management, Franchise and Other Fees						$92	$128	$(36)	(28.1)%
Other Revenues from Managed Properties						588	636	(48)	(7.5)%

Total Revenues						$680	$764	$(84)	(11.0)%
Adjusted EBITDA						$63	$101	$(38)	(37.6)%

Adjusted EBITDA declined by $38 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, primarily due to reduced management and franchise fees of $36 million. For the six months ended June 30, 2009, expenses under contractual performance obligations increased by $4 million and bad debt expense increased by $2 million. These expenses were offset by cost reduction initiatives resulting in a $5 million decline in compensation and related costs and travel and entertainment expenses.

International management and franchising.    International management and franchising revenues decreased by $36 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, and included $10 million in net unfavorable currency impact. The $35 million decrease in fees was driven by fees from comparable systemwide international full service hotels due to decreased RevPAR of 31.6% in the six months ended June 30, 2009 compared to the six months ended June 30, 2008, driven by both ADR and occupancy declines.

	Six Months Ended June 30,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2009	2008	Variance	2009	2008	Change in Occ % pts	2009	2008	Variance
International Full Service	$116	$169	(31.6)%	56.6%	66.0%	(9.4)%	$205	$256	(20.2)%

						Six Months Ended June 30,
(in millions except percentages)						2009	2008	Variance
						(Unaudited)
Revenues
Management, Franchise and Other Fees						$56	$91	$(35)	(38.5)%
Other Revenues from Managed Properties						26	27	(1)	(3.7)%

Total Revenues						$82	$118	$(36)	(30.5)%
Adjusted EBITDA						$26	$59	$(33)	(55.9)%

Adjusted EBITDA declined by $33 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Unfavorable foreign currency drove $9 million of the decline. The aforementioned management fee declines drove the decrease in Adjusted EBITDA as compared to the prior year.

Corporate and other.    Corporate and other includes unallocated corporate expenses and the results of our vacation ownership business. Revenues declined by $22 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008 due to significant decreases in demand for vacation ownership units as a result of weak economic conditions.

	Six Months Ended June 30,
(in millions, except percentages)	2009	2008	Variance
	(Unaudited)
Corporate and other Revenues	$37	$59	$(22)	(37.3)%
Corporate and other Adjusted EBITDA	$(35)	$(46)	$11	23.9%

Adjusted EBITDA improved $11 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008 from reductions in unallocated corporate expenses due to lower professional fees and reduced compensation costs during this period over the same period in 2008. Lower vacation ownership revenues were offset by reduced vacation ownership expenses.

Eliminations.    Eliminations of $38 million and $57 million for the six months ended June 30, 2009 and 2008, respectively, primarily represent fees charged by our management and franchising segments to our owned and leased hotels for managing their operations.

Non-GAAP Measure Reconciliation

The following table sets forth Adjusted EBITDA by segment in the six months ended June 30, 2009 and 2008. For a discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness, see “Prospectus Summary—Summary Consolidated Financial Data” and “—Key Business Metrics Evaluated by Management.”

	Six Months Ended June 30,
(in millions, except percentages)	2009	2008	Variance
Owned and leased hotels	$156	$303	$(147)	(48.5)%
North American management and franchising	63	101	(38)	(37.6)%
International management and franchising	26	59	(33)	(55.9)%
Corporate and other	(35)	(46)	11	23.9%

Consolidated Adjusted EBITDA	$210	$417	$(207)	(49.6)%

The table below provides a reconciliation of our consolidated Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to net income (loss) attributable to Hyatt Hotels Corporation in the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30,
(in millions)	2009	2008
Adjusted EBITDA	$210	$417
Equity earnings (losses) from unconsolidated hospitality ventures	(13)	12
Asset impairments	(8)	—
Other income (loss), net	(56)	55
Discontinued operations, net of tax	—	—
Net loss (income) attributable to noncontrolling interests	2	(2)
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA	(28)	(49)

EBITDA	107	433
Depreciation and amortization	(130)	(125)
Interest expense	(27)	(28)
(Provision) benefit for income taxes	14	(107)

Net income (loss) attributable to Hyatt Hotels Corporation	$(36)	$173

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Consolidated Results

	Years Ended December 31,
(in millions, except percentages)	2008	2007	Variance
Revenues:
Total revenues	$3,837	$3,738	$99	2.6%

Direct and Selling, General, and Administrative Expenses:
Owned and leased hotels	1,583	1,524	59	3.9%
Depreciation and amortization	249	214	35	16.4%
Other direct costs	26	42	(16)	(38.1)%
Selling, general, and administrative	290	292	(2)	(0.7)%
Other costs from managed properties	1,325	1,281	44	3.4%

Direct and selling, general, and administrative expenses	3,473	3,353	120	3.6%
Net gains (losses) and interest income from marketable securities held to fund operating programs	(36)	15	(51)	(340.0)%
Equity earnings from unconsolidated hospitality ventures	14	11	3	27.3%
Interest expense	(75)	(43)	(32)	(74.4)%
Gains on sales of real estate	—	22	(22)	(100.0)%
Asset impairments	(86)	(61)	(25)	(41.0)%
Other income, net	23	145	(122)	(84.1)%

Income before income taxes	204	474	(270)	(57.0)%
Provision for income taxes	(90)	(208)	118	56.7%

Income from continuing operations	114	266	(152)	(57.1)%
Discontinued operations	56	5	51	1020.0%
Net income	170	271	(101)	(37.3)%
Net (income) attributable to noncontrolling interests	(2)	(1)	(1)	(100.0)%

Net Income Attributable to Hyatt Hotels Corporation	$168	$270	$(102)	(37.8)%

Revenues.    Consolidated revenues increased by $99 million, or 2.6%, in 2008 compared to 2007, including $2 million in net unfavorable currency effects. Revenues from owned and leased hotels increased by $100 million, including $53 million of revenues from non-comparable owned and leased hotels and $51 million of revenues from comparable owned and leased hotels. Our North American management and franchising segment revenues increased by $35 million, all of which was attributable to an increase in other revenues from managed properties driven by increased costs reimbursed by managed properties due to growth in hotel operations primarily occurring during the first half of 2008. Consolidated base management fees in 2008 were $141 million, or a 9% decrease, however 2007 included an additional $10 million of termination and settlement fees. Excluding the incremental termination and settlement fees, base management fees decreased 3% versus 2007. Consolidated incentive management fees were $126 million, or a 6% decrease. The decrease in base management fees were primarily the result of fees for Hyatt branded hotels acquired during 2007 that we continued to manage and were therefore eliminated as intercompany fee revenue during the entirety of 2008. The decrease in incentive fees was due to declines in hotel profitability during the later half of 2008 driven by the economic downturn. Corporate and other revenues decreased by $14 million, primarily attributable to a decline in revenues from our vacation ownership business. The table below provides a breakdown of revenues by segment for the years ended December 31, 2008 and 2007. For further discussion of segment revenues for the periods presented, please refer to “—Segment Results.”

	Year Ended December 31,
(in millions, except percentages)	2008	2007	Variance
Owned and leased hotels	$2,139	$2,039	$100	4.9%
North American management and franchising	1,475	1,440	35	2.4%
International management and franchising	225	226	(1)	(0.4)%
Corporate and other	105	119	(14)	(11.8)%
Eliminations	(107)	(86)	(21)	(24.4)%

Consolidated revenues	$3,837	$3,738	$99	2.6%

Owned and leased hotels expense.    Owned and leased hotels expenses increased by $59 million, or 3.9%, in 2008 compared to 2007. Non-comparable owned and leased hotel expenses increased $41 million in 2008 due primarily to our hotel acquisitions in 2007. The remaining $18 million increase was primarily due to increased maintenance costs at comparable owned and leased hotels.

Depreciation and amortization expense.    Depreciation and amortization expense increased $35 million, or 16.4%, in 2008 compared to 2007, primarily driven by depreciation and amortization expense associated with our hotel acquisitions in 2007.

Other direct costs.    Other direct costs, which represent costs associated with the sales of our vacation ownership operations, decreased by $16 million, or 38.1%, in 2008 compared to 2007, consistent with the related decline in sales of vacation ownership properties in 2008.

Selling, general and administrative expenses.    Selling, general and administrative expenses were relatively flat in 2008 compared to 2007. The 2008 expenses included a $20 million charge resulting from the termination of our supplemental executive defined benefit plans, which was offset by decreased expenses for our employee benefit programs funded through rabbi trusts.

Net (losses) gains and interest income from marketable securities held to fund operating programs.    Market conditions resulted in net losses of $38 million in 2008 compared to a net gain of $10 million in 2007 from marketable securities held to fund our benefit programs funded through rabbi trusts and in a net gain of $2 million in 2008 compared to a net gain of $5 million in 2007 from marketable securities held for our Hyatt Gold Passport program.

Equity earnings from unconsolidated hospitality ventures.    Earnings from unconsolidated hospitality ventures increased by $3 million in 2008 compared to 2007. This increase in earnings was primarily due to the reversal of a previously recorded reserve for a non-refundable deposit of $9 million to purchase an equity interest in a hotel property in Hawaii, which had been reserved in full in 2007 due to uncertainty surrounding the transaction. The reversal of this reserve was partially offset by increased impairment charges in 2008 compared to charges recorded in 2007. In 2008, we recorded $19 million in impairment charges for three vacation ownership investments based on our analysis of the expected future cash flows compared to $12 million in charges recorded in 2007.

Interest expense.    Interest expense increased by $32 million in 2008 compared to 2007, due primarily to an increase of $25 million attributable to a full year of interest expense in respect of $600 million of senior subordinated notes issued in the second half of 2007 and an increase of $16 million attributable to a full year of interest expense associated with the debt acquired as part of the 2007 purchase of the Andaz Liverpool Street property (formerly the Great Eastern Hotel). The balance of the change over the same period related primarily to a decrease in interest expense of $11 million related to the retirement of debt in 2007.

Gains on sales of real estate.    We did not complete any sales of real estate during 2008 other than those recorded as part of discontinued operations. We recorded $22 million in gains on sales of real estate in 2007 resulting from the sale of seven AmeriSuites hotels that we continued to manage or franchise after the sale and the Hyatt Regency Woodfield property.

Asset impairments.    Asset impairments were $86 million in 2008, primarily due to goodwill impairments related to two hotels, including a $78 million impairment charge for our Andaz Liverpool Street property. We purchased the Andaz Liverpool Street property, which is located in London’s financial district, in 2007, before the inception of the global financial crisis. The value of this property at the time of purchase created goodwill that was fully impaired as of December 31, 2008. The goodwill impairments impacted segment results for the owned and leased hotel segment. In 2007, we recorded a reserve of $61 million on a loan to a hotel developer as a result of the developer’s default.

Other income, net.    Other income, net decreased by $122 million in 2008 compared to 2007. The table below provides a breakdown of other income, net for 2008 and 2007:

	Year Ended December 31,
(in millions, except percentages)	2008	2007	Variance
Interest income on interest-bearing cash and cash equivalents	$23	$43	$(20)	(46)%
Gains (losses) on other marketable securities	(37)	—	(37)	(100)%
Income from cost method investments(1)	64	87	(23)	(26)%
Foreign currency gains (losses)	(23)	17	(40)	(235)%
Other	(4)	(2)	(2)	(100)%

Other income, net	$23	$145	$(122)	(84)%

(1)	Income from cost method investments in 2008 related primarily to distributions of $62 million from indirect investments in certain life science technology companies. We do not expect material distributions from these investments in the future. The majority of income from cost method investments in 2007 related to $62 million in distributions from funds that owned the Extended Stay America and the Homestead Studio Suites investments, primarily as a result of the sale of those businesses, $14 million related to distributions from certain non-hospitality real estate partnerships and $6 million related to distributions from indirect investments in certain life science technology companies. See note 3 to our audited consolidated financial statements.

Provision for income taxes.    The provision for income taxes was $90 million for 2008 and $208 million for 2007, which resulted in effective income tax rates of 44.0% for 2008 and 43.9% for 2007.

The effective rate for 2008 of 44.0% differed from the U.S. statutory rate of 35.0% due to the nondeductibility of goodwill impairment of $28 million, an increase in unrecognized tax benefits of $17 million and valuation allowances primarily related to foreign operating losses of $13 million. These impacts were partially offset by tax benefits related to IRS settlements and valuation allowance reversals totaling $29 million and foreign tax rate benefits of $9 million.

The effective rate for 2007 of 43.9% differed from the U.S. statutory rate of 35.0% due to an increase in state taxes, net of federal benefits, of $17 million, an increase in unrecognized tax benefits of $30 million and valuation allowances of $17 million, primarily related to foreign operating losses. These impacts were partially offset by foreign tax rate benefits totaling $26 million.

Discontinued operations.    During 2008, we sold US Franchise Systems, Inc., which franchised Microtel Inns & Suites and Hawthorn Suites, and recorded a pretax gain on sale of $78 million in discontinued operations and $1 million in earnings from discontinued operations. Additionally, we sold a hotel property and recorded a pretax gain of $4 million during 2008. Income tax expense related to these transactions was $28 million, resulting in a net gain of $55 million.

During 2007, we sold an AmeriSuites hotel that was classified as a discontinued operation and with which we no longer have a management or franchise relationship, recognizing a net gain of $2 million and net earnings of $3 million from discontinued operations.

Segment Results

We evaluate segment operating performance using segment revenues and segment Adjusted EBITDA as described in note 20 to our audited consolidated financial statements. See “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness. The segment results presented below are presented before intersegment eliminations.

Owned and leased hotels.    Revenues increased by $100 million in 2008 compared to 2007, including $4 million in net unfavorable currency effects. Non-comparable owned and leased hotels accounted for $53 million of the increase in revenues over 2007, attributable to the inclusion of a full year of operations of our hotel acquisitions in 2007. Comparable owned and leased hotel revenues increased by $51 million in 2008 compared to 2007, primarily driven by performance improvements at newly converted Hyatt Place hotels and full service hotels.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Owned and Leased Hotels)	2008	2007	Variance	2008	2007	Change in Occ % pts	2008	2007	Variance
Full Service	$139	$138	0.9%	69.8%	70.3%	(0.5)%	$200	$197	1.5%
Select Service	75	61	22.3%	69.6%	60.9%	8.7%	107	100	6.9%
Total Owned and Leased Hotels	$122	$117	3.9%	69.8%	67.7%	2.1%	$175	$173	0.9%

						Year Ended December 31,
(in millions, except percentages)						2008	2007	Variance
Revenues						$2,139	$2,039	$100	4.9%
Adjusted EBITDA						$522	$518	$4	0.8%

Adjusted EBITDA improved by $4 million in 2008 compared to 2007, including $1 million in net unfavorable currency effects. Results of non-comparable owned and leased hotels improved $10 million largely due to our hotel acquisitions in 2007. Comparable owned and leased hotels declined by $1 million in 2008 compared to 2007. However, the 2007 period included the resolution of disputed rent charges that resulted in a gain of $13 million. Our pro rata share of unconsolidated hospitality ventures Adjusted EBITDA decreased by $4 million in 2008 compared to 2007 due to lower performance of the underlying properties.

North American management and franchising.    North American management and franchising revenues increased by $35 million in 2008 compared to 2007, driven entirely by other revenues from managed properties resulting from increased costs reimbursed by managed properties due to growth in hotel operations primarily occurring during the first half of 2008. Base and incentive fees were flat.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2008	2007	Variance	2008	2007	Change in Occ % pts	2008	2007	Variance
Systemwide Hotel Results:
North American Full Service	$128	$129	(0.9)%	72.1%	73.0%	(0.9)%	$177	$177	0.4%
North American Select Service	73	62	17.8%	66.9%	61.7%	5.2%	108	100	8.6%

						Year Ended December 31,
(in millions, except percentages)						2008	2007	Variance
Revenues:
Management, Franchise and Other Fees						$229	$229	$—	0.0%
Other Revenues from Managed Properties						1,246	1,211	35	2.9%

Total Revenues						$1,475	$1,440	$35	2.4%
Adjusted EBITDA						$162	$164	$(2)	(1.2)%

Adjusted EBITDA declined by $2 million in 2008 compared to 2007. Adjusted EBITDA in 2008 included a $18 million increase in bad debt expense and a $4 million increase, primarily due to employee benefits costs, while 2007 Adjusted EBITDA primarily included $15 million in additional performance cure expenses and $7 million in brand launch costs associated with the conversion of our Hyatt Place hotels.

International management and franchising.    International management and franchising revenues were essentially flat in 2008 compared to 2007. However, 2008 included $2 million in net favorable currency effects and an increase of $4 million in other revenues from managed properties driven by increased costs reimbursed by managed properties due primarily to higher centralized support costs for managed hotel operations. Offsetting these amounts was a $5 million decline in fee revenue primarily due to a $8 million fee received in 2007 in connection with the sale of a managed property by a third-party owner.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2008	2007	Variance	2008	2007	Change in Occ % pts	2008	2007	Variance
Systemwide Hotel Results:
International Full Service	$154	$151	2.3%	65.3%	68.6%	(3.3)%	$237	$220	7.4%

						Year Ended December 31,
(in millions, except percentages)						2008	2007	Variance
Revenues:
Management, Franchise and Other Fees						$167	$172	$(5)	(2.9)%
Other Revenues from Managed Properties						58	54	4	7.4%

Total Revenues						$225	$226	$(1)	(0.4)%
Adjusted EBITDA						$102	$110	$(8)	(7.3)%

Adjusted EBITDA declined by $8 million in 2008 compared to 2007, including $1 million in favorable currency effects over the same period. The decline in 2008 was primarily driven by a $5 million decrease in fee revenues, as described above, combined with increased employment and professional service expenses.

Corporate and other.    Corporate and other included unallocated corporate expenses and the results of our vacation ownership business. Vacation ownership revenues declined by $14 million due to significant decreases in demand for vacation ownership units due to weak economic conditions.

	Year Ended December 31,
(in millions, except percentages)	2008	2007	Variance
Corporate and other Revenues	$105	$119	$(14)	(11.8)%
Corporate and other Adjusted EBITDA	$(99)	$(84)	$(15)	(17.9)%

Adjusted EBITDA declined by $15 million in 2008 compared to 2007, primarily due to higher corporate costs of $18 million, which includes $8 million of increased compensation and related costs and $6 million in increased legal and accounting fees. These increases were partially offset by a $3 million improvement in vacation ownership Adjusted EBITDA due to aggregate cost reductions.

Eliminations.    Eliminations increased by $21 million in 2008 compared to 2007, primarily representing fees charged by our management and franchising segments to our owned and leased hotels segment.

Non-GAAP Measure Reconciliation

The following table sets forth Adjusted EBITDA by segment for 2008 and 2007. For a discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness, see “Prospectus Summary—Summary Consolidated Financial Data” and “—Key Business Metrics Evaluated by Management.”

	Year Ended December 31,
(in millions, except percentages)	2008	2007	Variance
Owned and leased hotels	$522	$518	$4	0.8%
North American management and franchising	162	164	(2)	(1.2)%
International management and franchising	102	110	(8)	(7.3)%
Corporate and other	(99)	(84)	(15)	(17.9)%

Consolidated Adjusted EBITDA	$687	$708	$(21)	(3.0)%

The table below provides a reconciliation of our consolidated Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to net income attributable to Hyatt Hotels Corporation for 2008 and 2007:

	Year Ended December 31,
	2008	2007
(in millions)
Adjusted EBITDA	$687	$708
Equity earnings from unconsolidated hospitality ventures	14	11
Gains on sales of real estate	—	22
Asset impairments	(86)	(61)
Other income, net	23	145
Charge resulting from the termination of our supplemental executive defined benefit plans	(20)	—
Discontinued operations and changes in accounting principles, net of tax	56	5
Net income attributable to noncontrolling interests	(2)	(1)
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA	(90)	(94)

EBITDA	582	735
Depreciation and amortization	(249)	(214)
Interest expense	(75)	(43)
Provision for income taxes	(90)	(208)

Net income attributable to Hyatt Hotels Corporation	$168	$270

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Consolidated Results

(in millions, except percentages)	Years Ended December 31,
	2007	2006	Variance
Revenues:
Total revenues	$3,738	$3,471	$267	7.7%

Direct and Selling, General, and Administrative Expenses:
Owned and leased hotels	1,524	1,424	100	7.0%
Depreciation and amortization	214	195	19	9.7%
Other direct costs	42	46	(4)	(8.7)%
Selling, general, and administrative	292	247	45	18.2%
Other costs from managed properties	1,281	1,207	74	6.1%

Direct and selling, general, and administrative expenses	3,353	3,119	234	7.5%

Net gains and interest income from marketable securities held to fund operating programs	15	12	3	25.0%
Equity earnings from unconsolidated hospitality ventures	11	13	(2)	(15.4)%
Interest expense	(43)	(36)	(7)	(19.4)%
Gains on sales of real estate	22	57	(35)	(61.4)%
Asset impairments	(61)	—	(61)	(100.0)%
Other income, net	145	126	19	15.1%

Income before income taxes	474	524	(50)	(9.5)%
Provision for income taxes	(208)	(193)	(15)	(7.8)%

Income from continuing operations	266	331	(65)	(19.6)%
Discontinued operations	5	(2)	7	350.0%
Net income	271	329	(58)	(17.6)%
Net (income) attributable to noncontrolling interests	(1)	(14)	13	92.9%

Net Income Attributable to Hyatt Hotels Corporation	$270	$315	$(45)	(14.3)%

Revenues.    Consolidated revenues increased by $267 million, or 7.7%, in 2007 compared to 2006, including $25 million in favorable currency effects, driven largely by a $179 million increase from owned and leased hotels. Our comparable owned and leased hotels reported an increase in revenues of $141 million driven by an increase in comparable owned and leased RevPAR of 11.1%. The RevPAR increase was primarily attributable to an increase in ADR of 9.2% driven by strong industry demand with the balance of the increase in RevPAR driven by a modest increase in occupancy. Non-comparable owned and leased hotel revenues increased by $38 million for 2007 as compared to 2006 primarily due to acquisitions. North American management and franchising revenues increased by $64 million compared to 2006, driven by a $61 million increase in other revenues from managed properties and a $17 million increase in management fees, which were partially offset by contract termination fees of $16 million received in 2006. International management and franchising revenues increased by $38 million over the same period, driven by a $26 million increase in management fees and a $12 million increase in other revenues from managed properties. Consolidated base management fees in 2007 were $155 million, or a 1% increase, however 2006 included an additional $10 million of termination fees. Excluding these termination fees, base management fees increased 9% versus 2006. Consolidated incentive management fees were $134 million or a 10% increase. The increase in consolidated management fees was due in part to increases in RevPAR attributable to increases in ADR as well as limited occupancy gains in 2007. Other revenues from managed properties increased in North America and internationally due to greater costs reimbursed by managed properties incurred to support growth of the respective hotel operations. Vacation ownership revenues decreased by $5 million in 2007 compared to 2006. The table below provides a breakdown of revenues by segment for the years ended December 31, 2007 and 2006. For further discussion of segment revenues for the periods presented, please refer to “—Segment Results.”

	Year Ended December 31,
(in millions, except percentages)	2007	2006	Variance
Owned and leased hotels	$2,039	$1,860	$179	9.6%
North American management and franchising	1,440	1,376	64	4.7%
International management and franchising	226	188	38	20.2%
Corporate and other	119	124	(5)	(4.0)%
Eliminations	(86)	(77)	(9)	(11.7)%

Consolidated revenues	$3,738	$3,471	$267	7.7%

Owned and leased hotels expense.    Owned and leased hotels expense increased by $100 million in 2007 compared to 2006, primarily attributable to overall growth in our comparable owned and leased hotels, which had an $84 million increase in expenses. The majority of this expense increase was for compensation and related costs as we added staff at hotels to meet the greater demand for hospitality services. The remaining increase in expenses was primarily driven by noncomparable owned and leased hotels due to acquisitions of hotels.

Depreciation and amortization expense.    Depreciation and amortization expense increased by $19 million in 2007 compared to 2006, primarily driven by depreciation and amortization expense associated with our hotel acquisitions in 2007.

Other direct costs.    Other direct costs, which represent costs associated with our vacation ownership operations, decreased by $4 million in 2007 compared to 2006, primarily due to decreased cost of sales of vacation ownership intervals.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased by $45 million in 2007 compared to 2006, primarily due to $12 million in payroll and other costs related to the growth of our international management and franchising segment, $7 million in higher performance cure expense, $5 million in greater brand launch costs associated with the start-up of our Hyatt Place and Hyatt Summerfield Suites brands, and $14 million of higher corporate expenses due primarily to increased payroll and related benefits.

Net gains and interest income from marketable securities held to fund operating programs.    We recognized a net gain of $5 million in 2007 compared to a net gain of $2 million in 2006 on securities held to fund our Hyatt Gold Passport program and a net gain of $10 million in 2007 and 2006 in securities held to fund our benefit programs funded through rabbi trusts.

Equity earnings from unconsolidated hospitality ventures.    Earnings from unconsolidated hospitality ventures decreased by $2 million in 2007 compared to 2006, primarily due to the difference in impairment and other charges recorded in both years. During 2007, we recorded a charge of $12 million, primarily related to our interest in a hotel property in Waikiki, while in 2006, we recorded an impairment charge of $10 million related to a hotel property in South America.

Interest expense.    Interest expense increased by $7 million in 2007 compared to 2006 and included interest of $10 million in respect of a capital lease obligation we entered into in 2007 for our Hyatt Regency Grand Cypress property, interest of $10 million in respect of debt assumed in connection with 2007 acquisitions and interest of $11 million associated with the 2007 issuance of $600 million in senior subordinated notes. Partially offsetting these increases was a reduction to interest expense of $12 million due to the repayment of debt retired in 2007 and higher capitalized interest in 2007 of $12 million in construction projects.

Gains on sales of real estate.    Gains on sale of real estate of $22 million in 2007 were attributable to the sale of seven AmeriSuites hotels and the Hyatt Regency Woodfield in 2007. In 2006,

gains on sale of real estate of $57 million were attributable to a $18 million gain on the sale of a hotel property and a $39 million gain on the sale of land.

Asset impairments.    We recorded a charge of $61 million in 2007 attributable to a reserve taken in respect of a loan to a hotel developer as a result of the developer’s default. We wrote off the loan in 2008.

Other income, net.    Other income, net increased by $19 million in 2007 compared to 2006. The table below provides a breakdown of other income, net for 2007 and 2006:

	Year Ended December 31,
(in millions, except percentages)	2007	2006	Variance
Interest income on interest-bearing cash and cash equivalents	$43	$49	$(6)	(12)%
Income from cost method investments(1)	87	72	15	21%
Foreign currency gains	17	11	6	55%
Other	(2)	(6)	4	67%

Other income, net	$145	$126	$19	15%

(1)	The majority of income from cost method investments in 2007 related to $62 million in distributions from funds that owned the Extended Stay America and the Homestead Studio Suites investments, primarily as a result of the sale of those businesses, $14 million related to distributions from certain non-hospitality real estate partnerships and $6 million related to distributions from indirect investments in certain life science technology companies. The 2006 income from cost method investments primarily related to $40 million in cash distributions from certain non-hospitality real estate partnerships and a $12 million distribution from indirect investments in certain life science technology companies. See note 3 to our audited consolidated financial statements.

Provision for income taxes.    The provision for income taxes was $208 million for 2007 and $193 million in 2006, based on effective income tax rates of 43.9% in 2007 and 37.0% in 2006.

The effective rate for 2007 of 43.9% differed from the U.S. statutory rate of 35.0% due to an increase in state taxes, net of federal benefits, of $17 million and an increase in unrecognized tax benefits of $30 million and valuation allowances of $17 million, primarily related to foreign operating losses. These impacts were partially offset by foreign tax rate benefits totaling $26 million.

The effective rate for 2006 of 37.0% differed from the U.S. statutory rate of 35.0% due to state and local taxes, net of federal benefits, of $14 million and an increase in valuation allowances of $3 million, primarily related to foreign operating losses. These impacts were partially offset by foreign tax rate benefits of $10 million.

Net income attributable to noncontrolling interests.    Net income attributable to noncontrolling interests decreased by $13 million in 2007 as compared to 2006. This decrease was attributable to the $39 million gain on sale of land discussed above, of which $13 million was attributable to noncontrolling interests.

Discontinued operations.    During 2007, we sold an AmeriSuites hotel, recognizing a net gain of $2 million and net earnings of $3 million from discontinued operations.

During 2006, we sold eight select service hotels, recognizing a net loss of $2 million and net earnings of $4 million.

Segment Results

Owned and Leased Hotels.    Owned and leased hotel revenues increased by $179 million in 2007 compared to 2006, including $19 million in favorable currency effects. Comparable owned and leased hotel revenues increased by $141 million, driven by strong RevPAR growth of 11.1%. Non-comparable owned and leased hotel revenues increased by $38 million, primarily as a result of acquisitions completed during 2007.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Owned and Leased Hotels)	2007	2006	Variance	2007	2006	Change in Occ % pts	2007	2006	Variance
Full Service	$134	$123	9.5%	70.4%	69.5%	0.9%	$191	$177	8.1%
Select Service	61	51	20.4%	60.6%	59.0%	1.6%	101	87	17.1%
Total Owned and Leased Hotels	$115	$103	11.1%	67.8%	66.7%	1.1%	$169	$155	9.2%

						Year Ended December 31,
(in millions, except percentages)						2007	2006	Variance
Revenues						$2,039	$1,860	$179	9.6%
Adjusted EBITDA						$518	$421	$97	23.0%

Adjusted EBITDA increased by $97 million in 2007 compared to 2006, including $8 million in favorable currency effects. The growth in Adjusted EBITDA was primarily due to improved performance at comparable owned and leased hotels of $52 million, which included the resolution of disputed rent charges that resulted in a gain of $13 million. Our pro rata share of unconsolidated hospitality ventures Adjusted EBITDA increased by $25 million and non-comparable owned and leased hotels contributed $20 million of incremental earnings.

North American management and franchising.    North American management and franchising revenues increased by $64 million in 2007 compared to 2006, of which $61 million was due to an increase in other revenues from managed properties driven by higher costs reimbursed by managed properties incurred to support growth of hotel operations. Included in 2006 were management agreement termination fees of $16 million. Excluding the 2006 termination fees, base and incentive fees in 2007 increased by $17 million, primarily due to a RevPAR increase of 7.7% driven by ADR and occupancy improvement at comparable systemwide North American full service hotels over the same period.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2007	2006	Variance	2007	2006	Change in Occ % pts	2007	2006	Variance
Systemwide Hotel Results:
North American Full Service	$129	$120	7.7%	73.3%	71.7%	1.6%	$177	$168	5.3%
North American Select Service	62	57	7.9%	61.6%	63.6%	(2.0)%	100	90	11.5%

						Year Ended December 31,
(in millions, except percentages)						2007	2006	Variance
Revenues:
Management, Franchise and Other Fees						$229	$226	$3	1.3%
Other Revenues from Managed Properties						1,211	1,150	61	5.3%

Total Revenues						$1,440	$1,376	$64	4.7%
Adjusted EBITDA						$164	$171	$(7)	(4.1)%

Adjusted EBITDA declined $7 million in 2007 compared to 2006. The decline was primarily due to increased expenses for performance cures of $7 million and brand launch costs of $5 million associated with the conversion of the Hyatt Place properties. These increased expenses were partially offset by the 2007 increase in fee revenues.

International management and franchising.    International management and franchising revenues increased by $38 million in 2007 compared to 2006, including $6 million in favorable currency effects. Other revenues from managed properties increased by $12 million in 2007 driven by higher costs reimbursed by managed properties incurred to support growth of hotel operations. Management fees increased $26 million as a result of RevPAR growth of 19.1%, attributable in part to robust demand by business travelers.

	Year Ended December 31,
	RevPAR			Occupancy			ADR
(Comparable Systemwide Hotels)	2007	2006	Variance	2007	2006	Change in Occ % pts	2007	2006	Variance
Systemwide Hotel Results:
International Full Service	$149	$125	19.1%	68.9%	67.5%	1.4%	$216	$185	16.7%

						Year Ended December 31,
(in millions, except percentages)						2007	2006	Variance
Revenues:
Management, Franchise and Other Fees						$172	$146	$26	17.8%
Other Revenues from Managed Properties						54	42	12	28.6%

Total Revenues						$226	$188	$38	20.2%
Adjusted EBITDA						$110	$101	$9	8.9%

Adjusted EBITDA increased by $9 million in 2007 compared to 2006, including $6 million in net favorable currency effects. The improvement was due primarily to the $26 million increase in management fees, partially offset by higher compensation and defined benefit expenses of $12 million and other expenses of $5 million.

Corporate and other.    Corporate and other included unallocated corporate expenses and the results of our vacation ownership business. Vacation ownership revenues decreased by $5 million.

	Year Ended December 31,
(in millions, except percentages)	2007	2006	Variance
Corporate and other Revenues	$119	$124	$(5)	(4.0)%
Corporate and other Adjusted EBITDA	$(84)	$(65)	$(19)	(29.2)%

Adjusted EBITDA declined by $19 million in 2007 compared to 2006, primarily due to increased corporate expenses of $14 million due to an increase of $8 million in compensation and related costs, $5 million in increased brand development costs and professional fees. The remaining $5 million decline is due to the decrease in vacation ownership sales.

Eliminations. Eliminations increased by $9 million in 2007 compared to 2006, primarily representing fees charged by our management and franchising segments to our owned hotels for handling their operations.

Non-GAAP Measure Reconciliation

The following table sets forth Adjusted EBITDA by segment for 2007 and 2006. For a discussion of our definition of Adjusted EBITDA, how we use it, why we present it and material limitations on its usefulness, see “Prospectus Summary—Summary Consolidated Financial Data” and “—Key Business Metrics Evaluated by Management.”

	Year Ended December 31,
(in millions, except percentages)	2007	2006	Variance
Owned and Leased Hotels	$518	$421	$97	23.0%
North American Management and Franchising	164	171	(7)	(4.1)%
International Management and Franchising	110	101	9	8.9%
Corporate and Other	(84)	(65)	(19)	(29.2)%

Consolidated Adjusted EBITDA	$708	$628	$80	12.7%

The table below provides a reconciliation of our consolidated Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to net income attributable to Hyatt Hotels Corporation for 2007 and 2006:

	Year Ended December 31,
	2007	2006
(in millions)
Adjusted EBITDA	$708	$628
Equity earnings from unconsolidated hospitality ventures	11	13
Gains on sales of real estate	22	57
Asset impairments	(61)	—
Other income, net	145	126
Discontinued operations and changes in accounting principles, net of tax	5	(2)
Net income attributable to noncontrolling interests	(1)	(14)
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA	(94)	(69)

EBITDA	735	739
Depreciation and amortization	(214)	(195)
Interest expense	(43)	(36)
Provision for income taxes	(208)	(193)

Net income attributable to Hyatt Hotels Corporation	$270	$315

Inflation

We do not believe that inflation had a material effect on our business in 2008, 2007 or 2006.

Liquidity and Capital Resources

Overview

We finance our business primarily with existing cash, cash generated from our operations and net proceeds from dispositions. When appropriate, we also borrow cash under our revolving credit facility or from other third party sources, and may also raise funds by issuing debt or equity securities as necessary. We maintain a cash investment policy that emphasizes preservation of capital. Starting in 2008, the global credit and economic crisis had a significant impact on the operations of, and the capital available to, the lodging industry. In response, we implemented the following initiatives:

•	we repurchased and cancelled our senior subordinated notes;

•	we sold shares of common stock to the holders of the senior subordinated notes in settlement of their obligations under an equity subscription agreement;

•	we raised additional equity capital from our existing stockholders;

•	we extended the maturity of our revolving credit facility and increased borrowing capacity to $1.5 billion;

•	we issued $500 million aggregate principal amount of senior notes and repaid $252 million of outstanding secured debt and settled certain related swap agreements; and

•	we implemented a number of cost saving initiatives and reduced our capital expenditure plans for 2009.

Accordingly, the economic crisis has not had a material impact on the balance of our cash and cash equivalents or our access to liquidity. We believe that our cash position and cash from operations, together with borrowing capacity under our revolving credit facility, will be adequate to meet all of our funding requirements in the foreseeable future.

Recent Transactions Affecting our Liquidity and Capital Resources

In May 2009, we repurchased and cancelled $600 million aggregate principal amount of senior subordinated notes from three third-party investors for an aggregate purchase price of $688 million, consisting of a $600 million repayment of principal and $88 million in make-whole interest and early settlement premiums. We also settled obligations of those third-party investors to subscribe for shares of our common stock and received $11 million for the balance due under the subscription agreement. In the settlement, we sold 10.9 million shares of our common stock to the investors for a purchase price of $600 million. For a detailed description of these transactions, see “Certain Relationships and Related Party Transactions—Agreements Related to August 2007 Financing Transaction, Repurchase of Notes and Early Settlement of Subscription Agreement.”

In May 2009, we issued and sold 29.2 million shares of our common stock for an aggregate purchase price of $759 million to our existing investors (including certain third-party investors) and their affiliates, including affiliates of the holders of our senior subordinated notes referred to above and certain of our non-employee directors.

In July 2009, we amended our revolving credit facility to extend its maturity and to increase borrowing capacity to $1.5 billion. As of June 30, 2009, after giving effect to this amendment and extension, we had undrawn capacity of $1.4 billion under our revolving credit facility, which reflects outstanding letters of credit. Under the terms of the amended facility, the commitments to lend made by those lenders that did not consent to extend the maturity of their commitments (comprising of $370 million of credit availability) will terminate on June 29, 2010, with the remaining commitments to lend (i.e., from those lenders that consented to extend the maturity of their commitments and new lenders) terminating on June 29, 2012. Interest rates on outstanding borrowings are based on either one-, two-, three- or six-month LIBOR or an alternate base rate, at our option, with margins in each case based upon our credit ratings. In addition, if the applicable LIBOR falls below 1.0% in the case of LIBOR-based borrowings (including alternative base rate borrowings based upon one-month LIBOR), we must pay a utilization fee to lenders whose loans mature on June 29, 2012, on applicable loans at a rate equal to the difference between 1.0% and the applicable LIBOR.

Our revolving credit facility is guaranteed by substantially all of our material domestic subsidiaries and requires us to comply with financial covenants, including the maintenance of specific financial ratios. These financial covenants, which were amended in July 2009 in connection with extending the maturity and increasing the borrowing capacity of the revolving credit agreement, as discussed above, require maintenance of a maximum ratio of Consolidated Adjusted Funded Debt to Consolidated EBITDA (each as defined in the revolving credit facility) not to exceed 4.5x, a minimum ratio of Consolidated EBITDA to Consolidated Interest Expense (as defined in the revolving credit facility) of at least 3.0x and a maximum ratio of Secured Funded Debt to Net Property and Equipment (each as defined in the revolving credit facility) not to exceed 0.3x, in each case measured quarterly. We were in compliance with all applicable covenants as of June 30, 2009. For a detailed discussion of the covenants and restrictions imposed by the documents governing our indebtedness, see “Description of Principal Indebtedness.”

In August 2009, we issued $500 million aggregate principal amount of senior notes. See “Description of Principal Indebtedness.” We used a portion of the net proceeds from the sale of the senior notes to repay $252 million of certain outstanding secured debt and settle certain related swap agreements.

Sources and Uses of Cash

At June 30, 2009, we had cash and cash equivalents of $1.2 billion, after giving effect to the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements. We had cash and cash equivalents of $428 million at December 31, 2008, $409 million at December 31, 2007 and $801 million at December 31, 2006.

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2009	2008	2008	2007	2006
	(Unaudited)
Cash provided by (used in):
Operating activities	$61	$132	$287	$362	$369
Investing activities	(214)	(9)	(423)	(396)	(494)
Financing activities	699	(25)	(20)	(374)	(92)
Cash provided by discontinued operations	—	11	143	31	30
Effects of changes in exchange rate on cash and cash equivalents	(6)	(8)	25	(14)	(4)

Net changes in cash and cash equivalents	$540	$101	$12	$(391)	$(191)

Cash Flows from Operating Activities

Cash flows provided by operating activities totaled $61 million in the six months ended June 30, 2009, compared to $132 million in the same period last year. The decrease in cash flow generation year-over-year was primarily due to the loss from continuing operations, which included the costs related to the repurchase of senior subordinated notes and early settlement of a subscription agreement described above, of which $77 million was a use of cash. Offsetting these decreases was a significant reduction in cash paid for taxes due to a substantial payment made in the first half of 2008 related to a distribution from indirect investments in certain life science technology companies that was not repeated in 2009, as well as the effect on income tax expense resulting from the shift from a net income position in 2008 to a net loss position in 2009. Additionally, cash used for compensation related expenses reduced significantly in 2009 compared to 2008 primarily due to cost containment measures and a large deferred compensation payment made in the first half of 2008.

In 2008, cash flows provided by operating activities totaled $287 million, compared to $362 million in 2007. The decrease was primarily driven by lower operating results and a 2008 cash payment of $42 million in connection with the termination of our supplemental executive defined benefit plans.

In 2007, cash flows provided by operating activities were relatively flat compared to 2006.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled $214 million in the six months ended June 30, 2009, compared to $9 million in the same period last year. During the first six months of 2009, we invested $109 million, net of cash received, related to the acquisition of our Hyatt Regency Boston property. During the first six months of 2008, we invested $31 million to acquire the remaining interest in our Andaz Liverpool Street property. In the six months ended June 30, 2009, we contributed $39 million of cash to unconsolidated hospitality ventures, compared to $10 million in the same period last year. The large increase was due to the investment in an unconsolidated hospitality venture in Texas that owns a convention hotel. Also, our investing activities included a reduction of $171 million of distributions of capital from unconsolidated entities. The majority of the decrease relates to the fact that 2008 benefited from the distributions from indirect investments in certain life science technology companies of $184 million.

In 2008, cash flows used in investing activities totaled $423 million, compared to $396 million in 2007. The increase was driven by a $278 million senior secured loan that we provided to a hospitality venture that acquired the Hyatt Regency Waikiki and the absence of proceeds from sales of real estate in 2008 compared to $98 million of such proceeds in 2007. The increase was partially offset by a $119 million decrease in capital expenditures in 2008, a $93 million increase in distributions from investments in 2008 and a $212 million decrease in funds used for acquisitions in 2008. The increased distributions from investments in 2008 were primarily attributable to distributions from indirect investments in certain life science technology companies in which we have a 5% residual interest.

In 2007, cash flows used in investing activities totaled $396 million, compared to $494 million in 2006. This reduction was primarily related to a $68 million decrease in funds used for acquisitions in 2007.

Cash Flows from Financing Activities

Cash flows provided by financing activities totaled $699 million in the six months ended June 30, 2009, compared to $25 million of cash used in financing activities during the six months ended June 30, 2008. We repurchased $600 million in outstanding senior subordinated notes from investors and paid down the net balance of $30 million outstanding on our revolving credit facility as well as $19 million in capital lease obligations. In connection with the settlement of a subscription agreement, we sold 10.9 million shares of common stock to existing investors for a purchase price of $600 million. In addition, we issued additional shares of common stock to investors in exchange for cash of $755 million, net of transaction costs of $4 million. These transactions caused our debt to total capital ratio to decrease by 14.7% and 23.5% when calculated on a net debt basis, as set forth in the following table:

The following is a summary of our debt to capital ratios as of June 30, 2009, on an actual basis and on an adjusted basis to give effect to the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements, and as of December 31, 2008:

(in millions, except percentages)	June 30, 2009		December 31, 2008
	Actual	As Adjusted
Consolidated debt(1)	$612	$858	$1,247
Stockholders’ equity	4,874	4,876	3,564

Total capital	5,486	5,734	4,811

Total debt to total capital	11.2%	15.0%	25.9%

Consolidated debt(1)	612	858	1,247
Less: Cash and cash equivalents	968	1,220	428

Net consolidated debt (cash)	(356)	(362)	819
Net debt (cash) to total capital	(6.5)%	(6.3)%	17.0%

(1)	Excludes approximately $507 million of our share of unconsolidated hospitality venture indebtedness as of June 30, 2009, substantially all of which is non-recourse to us.

In 2008, cash flows used in financing activities totaled $20 million, compared to $374 million in 2007. The decrease was primarily attributable to the net use of cash in 2007 in connection with the retirement of $325 million of debt and the repurchase of 17.9 million shares of our common stock for $1.1 billion, partially offset by the issuance of 100,000 shares of Series A convertible preferred stock for $500 million and the issuance of unsecured senior subordinated notes for $600 million.

In 2007, cash flows used in financing activities totaled $374 million, compared to $92 million in 2006, including $86 million related to payments on debt. The increase in cash used was primarily attributable to the 2007 financing activity described above.

Cash Flows from Discontinued Operations

In 2008, net cash provided by discontinued operations increased $112 million, which was attributable to the sale of US Franchise Systems, Inc., which owned the Microtel and Hawthorne Suites brands, during the third quarter of 2008, resulting in $131 million of gross proceeds.

Capital Expenditures

We routinely make capital expenditures to enhance our business. We divide our capital expenditures into maintenance, enhancements to existing properties and investment in new facilities.

During the six months ended June 30, 2009, we made total capital expenditures of $104 million, which included $31 million related to our Andaz Fifth Avenue property in New York. During the six months ended 2008, our total capital expenditures were $116 million, which included $12 million related to our Andaz Fifth Avenue property. Our total capital expenditures during 2008 were $258 million, which included $28 million related to our Andaz Fifth Avenue property, compared to $377 million during 2007. We have been and will continue to be prudent with respect to our capital spending, taking into account our cash flow from operations.

Revolving Credit Facility and Letters of Credit

At June 30, 2009, we had no borrowings outstanding under our revolving credit facility. At December 31, 2008, we had $30 million of borrowings outstanding under our revolving credit facility. Additionally, we have outstanding undrawn letters of credit that are issued under our revolving credit facility. During the six months ended June 30, 2009, the average daily borrowings under the revolving credit facility were $82 million. We had no daily borrowings under the revolving credit facility during the six months ended June 30, 2008.

We issue letters of credit either under the revolving credit facility or directly with financial institutions. We had $109 million in letters of credit outstanding at June 30, 2009 and $110 million in letters of credit outstanding at December 31, 2008. We had $88 million in letters of credit issued under the revolving credit facility as of June 30, 2009 and $89 million in letters of credit issued under the revolving credit facility as of December 31, 2008. We had letters of credit issued directly with financial institutions of $21 million at June 30, 2009 and at December 31, 2008.

The average daily borrowings under the revolving credit facility were $20 million during 2008 and $4 million during 2007. At December 31, 2007 we had no outstanding borrowings under the revolving credit facility. We had letters of credit outstanding in the amount of $104 million at December 31, 2007. Letters of credit issued under the revolving credit facility totaled $83 million as of December 31, 2007. The letters of credit issued directly with banks totaled $21 million at December 31, 2007. See “Description of Principal Indebtedness.”

Other Indebtedness and Future Debt Maturities

We entered into a thirty-year capital lease for the Hyatt Regency Grand Cypress in 2007. Under this lease, we are obligated to make at least $30 million in capital improvements to the property within the first five years of the lease. As of June 30, 2009, we had contracted the full amount of capital improvements and $27 million had been spent. The aggregate amount outstanding under this lease was $201 million as of June 30, 2009. The aggregate amount of annual payments under the lease totals $14.2 million, and we have options to buy out the property in the eighth year of the lease for $200 million, in the tenth year of the lease for $220 million and in the fifteenth year of the lease for $255 million.

After giving effect to our use of a portion of the net proceeds from the August 2009 sale of senior notes to repay certain outstanding secured debt and settle certain related swap agreements, and excluding the $201 million lease obligation described above, all other third-party indebtedness as of June 30, 2009 totaled $160 million, consisting primarily of property-specific secured indebtedness on the following three properties:

•	Hyatt Regency San Antonio ($59 million), which matures in 2011;

•	Hyatt Regency Princeton ($45 million), which matures in 2011; and

•	Hyatt Regency Aruba ($35 million), which matures in 2011.

The interest rates on these mortgages are fixed, ranging from 6.00% to 10.07%.

At June 30, 2009, $17 million of our outstanding debt will mature in the following twelve months, and $9 million of additional debt will mature in the second half of 2010. After giving effect to our use of a portion of the net proceeds from the August 2009 sale of senior notes to repay certain outstanding secured debt and settle certain related swap agreements, at June 30, 2009, $11 million of our outstanding debt will mature in the following twelve months, and $5 million of additional debt will mature in the second half of 2010. We believe that we will have adequate liquidity to meet requirements for scheduled maturities. However, we cannot assure you that we will be able to refinance our indebtedness as it becomes due and, if refinanced, whether such refinancing will be available on favorable terms.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008:

		Payments Due by Period
(dollars in millions)	Total	2009	2010	2011	2012	2013	Thereafter
Debt(1)(2)	$1,244	$73	$101	$347	$42	$630	$51
Capital lease obligations(1)	316	37	16	16	16	16	215
Operating lease obligations	417	30	28	27	25	24	283
Purchase obligations	117	98	19	—	—	—	—
Other long-term liabilities(3)	258	14	6	11	10	8	209

Total contractual obligations	$2,352	$252	$170	$401	$93	$678	$758

(1)	Includes principal as well as interest payments.
(2)	Assumes constant interest rate and foreign exchange rate (as of December 31, 2008) for international debt and floating rate debt.
(3)	Primarily consists of deferred compensation plan liabilities and obligations to fund contract acquisition costs, loans to hotel owners or other investments. Excludes $91 million in long-term tax positions due to the uncertainty related to the timing of the reversal of those positions.

In 2009, we repaid $600 million in senior subordinated notes, issued $500 million aggregate principal amount of senior notes and repaid $252 million of secured debt. The total amount of debt and capital lease obligations as of June 30, 2009 after giving effect to these 2009 transactions as if they had occurred at June 30, 2009 at foreign exchange rates in effect on that date would have been $928 million and $287 million, respectively, and the respective payments due by period would have been as follows:

	Debt			Capital Lease Obligations
(dollars in millions)	Principal	Interest	Total	Effective Principal	Effective Interest	Total
Remainder of 2009	$4	$22	$26	$1	$7	$8
2010	7	43	50	3	13	16
2011	129	40	169	3	13	16
2012	—	32	32	3	13	16
2013	—	32	32	3	13	16
2014	—	32	32	191	5	196
Thereafter	501	86	587	13	6	19

Total	$641	$287	$928	$217	$70	$287

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements at December 31, 2008 included purchase obligations of $117 million, letters of credit of $89 million and surety bonds of $22 million. These amounts are more fully discussed in “—Sources and Uses of Cash—Revolving Credit Facility and Letters of Credit”, “—Contractual Obligations” and note 14 to our audited consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. In certain situations, we seek to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objectives described above, and we do not use derivatives for trading or speculative purposes. At June 30, 2009, we were a party to hedging transactions including the use of derivative financial instruments, as discussed below.

Foreign Currency Exposures and Exchange Rate Instruments

We maintain non-U.S. dollar denominated debt, which provides a natural hedge of a portion of our international foreign currency earnings exposure but also exposes our reported debt balances to fluctuations in foreign currency exchange rates. During the six months ending June 30, 2009, the effect of changes in foreign currency exchange rates was a net increase of $22 million.

We conduct business in various foreign currencies and use foreign currency forward contracts to offset our exposure associated with the fluctuations of certain foreign currencies. These foreign currency exposures typically arise from intercompany loans and other intercompany transactions. The net U.S. dollar equivalent of the notional amount of the forward contracts as of June 30, 2009 was $199 million, all of which expire in 2009. We intend to offset the gains and losses related to our intercompany loans and transactions with gains or losses on our foreign currency forward contracts such that there is a negligible effect to net income attributable to Hyatt Hotels Corporation. We expect to continue this practice relating to our intercompany loans and transactions, and may also begin to manage the risks associated with other transactional and translational foreign currency volatility within our business.

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that of our significant accounting policies, which are described in note 2 to the audited consolidated financial statements included in this prospectus, the following accounting policies are critical due to the fact that they involve a higher degree of judgment and estimates about the effect of matters that are inherently uncertain. As a result, these accounting policies could materially affect our financial position and results of operations. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. In addition, changes in the accounting estimates that we use are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the board of directors.

Goodwill

We review the carrying value of all our goodwill in accordance with Financial Accounting Standards Board, (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, by comparing the carrying value of our reporting units to their fair values in a two-step process. We define a reporting unit at the individual property or business level. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value in step one, we utilize internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we utilize various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-term planning process. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we must perform step two in order to determine our implied fair value of goodwill to measure if any impairment charge is necessary. The determination of our implied fair value requires the allocation of the reporting unit’s estimated fair value to the individual assets and liabilities of the reporting unit as if we had completed a business combination. We perform the allocation based on our knowledge of the reporting unit, the market in which they operate, and our overall knowledge of the hospitality industry. Changes in our allocation approach could result in different measures of implied fair value and impact the final impairment charge, if any.

Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. We had $120 million of goodwill as of June 30, 2009, and $120 million as of December 31, 2008. An adverse change to our fair value estimates could result in an impairment charge, which could be material to our earnings. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would have no impact on the reported value of our goodwill.

Goodwill is also reviewed for impairment upon the occurrence of a triggering event. If a triggering event is determined to occur, we then apply the two-step method described above. Determining whether or not a triggering event has occurred requires us to apply judgment. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property, market conditions and property-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis.

Long-Lived Assets and Definite-Lived Intangibles

We evaluate the carrying value of our long-lived assets and definite-lived intangibles for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain triggering events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. When determining fair value, we use internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we utilize various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs, terminal value growth rate and appropriate discount rates based on the weighted-average cost of capital.

As part of the process detailed above we use judgment to:

•

determine whether or not a triggering event has occurred. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property, market conditions and property-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis;

•	determine the projected undiscounted future operating cash flows when necessary. The principal factor used in the undiscounted cash flow analysis requiring judgment is our estimates regarding long-term growth and costs which are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-term planning process; and

•

determine the estimated fair value of the respective long-lived asset when necessary. In determining the fair value of a long lived asset, we typically use internally developed discounted cash flow models. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-range planning process.

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our earnings. We had $3.9 billion and $3.8 billion of long-lived assets and definite-lived intangibles as of June 30, 2009 and December 31, 2008, respectively.

Unconsolidated Hospitality Ventures

We record a loss in the value of an unconsolidated hospitality venture that is determined to be an “other than temporary” decline in our consolidated statements of income as an impairment loss. We evaluate the carrying value of our unconsolidated hospitality ventures for impairment by comparing the estimated fair value of the venture to the book value when certain triggering events occur. If the fair value is less than the book value of the unconsolidated hospitality venture, we use our judgment to determine if the decline in value is temporary or other than temporary. The factors we consider when making this determination include, but are not limited to:

•	length of time and extent of the decline;

•	loss of value as a percentage of the cost of the unconsolidated hospitality venture;

•	financial condition and near-term financial projections of the unconsolidated hospitality venture;

•	our intent and ability to retain the unconsolidated hospitality venture to allow for the recoverability of the lost value; and

•	current economic conditions.

When determining fair value, we use internally developed discounted cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we use various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the weighted-average cost of capital.

As part of the process detailed above we use judgment to determine:

•

whether or not a triggering event has occurred. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the underlying venture property, market conditions and venture-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis;

•	the estimated fair value of the unconsolidated hospitality venture when necessary. In determining the fair value of an unconsolidated hospitality venture we typically utilize internally developed discounted cash flow models. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future cash flows of the venture, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of the unconsolidated hospitality venture’s capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on the unconsolidated hospitality venture’s historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-range planning process; and

•

whether a decline in value is deemed to be other than temporary. The final determination is based on our review of the consideration factors mentioned above, as well as our knowledge of the hospitality industry, historical experience, location of the underlying venture property, market conditions and venture-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis.

Changes in economic and operating conditions impacting these judgments could result in impairments to our unconsolidated hospitality ventures in future periods. We had investments of $ 213 million of unconsolidated hospitality ventures accounted for under the equity method as of June 30, 2009, and $191 million of unconsolidated hospitality ventures accounted for under the equity method as of December 31, 2008.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements. See “Risk Factors—Risks Related to Our Business—We may be liable for proposed tax liabilities and the final amount of taxes paid may exceed the amount of applicable reserves, which could reduce our profits.”

We adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity’s tax benefits must be “more likely than not” of being sustained assuming that its tax reporting positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If the position drops below the “more likely than not” standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the “more likely than not” standard has been met when developing the provision for income taxes. A change in the assessment of the “more likely than not” standard could materially impact our consolidated financial statements.

Stock Compensation

Overview

In February 2006, we adopted our LTIP as a means of attracting, retaining and incentivizing qualified executives, key employees and nonemployee directors to increase our value and continue our efforts to build and sustain growth. SFAS No. 123(R), Share-Based Payment, was effective January 1, 2006 and requires compensation expense related to stock-based compensation transactions to be measured and recognized based on fair value. With the adoption of the LTIP in February 2006, we began applying the provisions of SFAS No. 123(R). As of June 30, 2009, we have authorized 6,875,000 shares of common stock to be issued under the LTIP.

We are required to determine the fair value of the underlying common stock in order to determine the fair value of our stock appreciation rights (SARs) and restricted stock units (RSUs) granted under the LTIP. Given the absence of a trading history for our common stock prior to this offering, the LTIP states that the stock value is to be determined by the compensation committee of our board of directors based on either an independent valuation or using the price paid for a share of common stock between a willing buyer and willing seller, excluding transactions between us and Pritzker family business interests. The compensation committee determined our per share price to be as follows for each of our award grants since January 1, 2008:

Grant Date	Common Stock Fair Value
May 2, 2008	$58.18	(1)
September 11, 2008	58.18	(2)
June 9, 2009	26.00	(3)

(1)	In accordance with the LTIP, we determined the fair value of our common stock as of December 31, 2007 based on an independent valuation performed contemporaneously with the grant date. The valuation was reviewed and approved by the compensation committee.
(2)	In September 2008, approximately four months following the May grant, we made a single grant in connection with the hiring of a new executive. We continued to use the $58.18 per share value for our September 2008 grant of RSUs, as the total shares granted were immaterial and we did not have an updated valuation or an external transaction on which to base an updated share value, as stipulated by our LTIP.
(3)	In May 2009, we sold additional shares of our common stock to existing stockholders, including third-party stockholders, at $26.00 per share. The price paid per share was between a willing buyer and seller. As a result, and in accordance with the LTIP, the compensation committee used the $26.00 per share value as the basis for our June 9, 2009 grant. The difference between the $26.00 per share value at June 9, 2009 and the $58.18 per share value at September 11, 2008 was caused by a combination of factors, but was primarily driven by the decline in our operating performance resulting from the ongoing economic recession and the other financial and economic disruptions that occurred over the past twelve months, which adversely affected demand and equity valuations in the hospitality industry.

The following table summarizes by grant date the awards granted since January 1, 2008 under our LTIP, as well as the estimated fair value at the date of grant.

Grant Date	Award Type	Number Granted	Fair Value
May 2, 2008	SARs	284,637	$26.00
May 2, 2008	RSUs	206,008	58.18
September 11, 2008	RSUs	20,335	58.18
June 9, 2009	SARs	492,209	14.40
June 9, 2009	RSUs	276,722	26.00

The awards are determined to be classified as equity awards with the fair value being determined on the grant date. We recognize stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. We currently have only issued service condition awards, and have therefore elected to use the straight-line method of expense attribution. We recognize, however, that if we begin to issue performance-based awards, the graded vesting method will be required. This will result in an increase to stock-based compensation expense in the earlier years of the requisite service period and a decrease in the later years.

The process of estimating the fair value of stock-based compensation awards and recognizing the associated expense over the requisite service period involves significant management estimates and assumptions.

We use an estimated forfeiture rate of 0% because only a small group of executives has historically received these awards and we have limited historical data on which to base these estimates. We monitor the forfeiture activity to ensure that the current estimate continues to be appropriate. Any changes to this estimate will impact the amount of compensation expense we recognize with respect to any future grants.

We determine the fair value of our stock-settled SARs using the Black-Scholes-Merton (BSM) option-pricing model. Under the BSM option-pricing model, management is required to make certain assumptions, including assumptions relating to the following:

Expected volatility.    Because there is no trading history for our common stock, we do not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share price. Consequently, the expected price volatility for our common stock is estimated using the average implied volatility of exchange-traded options of our major publicly traded competitors. We evaluate the five-day trailing average implied volatility of exchange-traded options with a minimum term of two years. Using the five-day average, we apply linear interpolation to determine the implied volatility for an option with a strike price equal to the underlying stock’s current trading level. Our peer set was determined based upon companies in our industry with similar business models.

Expected term.    The expected term assumption is estimated using the midpoint between the vesting period and the contractual life of each SAR, in accordance with the SEC’s Staff Accounting Bulletin Topic 14, Share-Based Payment.

Risk-free interest rate.    The risk free interest rate is based on the yields of U.S. Treasury instruments with similar expected lives.

Dividend yield.    We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Generally, the expected volatility and expected term assumptions are the main drivers of value under the BSM option-pricing model. Consequently, changes in these assumptions can have a significant impact on the resulting fair value. A 10% change in the expected volatility or the expected term assumption would result in an immaterial change to our overall compensation expense.

The fair value of our SARs granted since January 2008 was estimated using the BSM option pricing model with the following assumptions:

	June 9, 2009 Grant	May 2, 2008 Grant
Expected Volatility	56.50%	40.00%
Expected Life in Years	6.196	6.208
Risk-free Interest Rate	2.417%	3.36%
Annual Dividend Yield	0%	0%

If, in the future, we determine that another method is more reasonable, or, if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our stock-based compensation could change significantly. Higher volatility and longer expected term assumptions result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our selling, general and administrative expense.

We intend to expand the future pool of recipients of stock-based compensation in future periods. Accordingly, we will incur non-cash compensation expense related to the vesting of these future awards.

Our total unearned compensation under our LTIP program was $17.3 million as of December 31, 2008 and $20.3 million as of June 30, 2009 for SARs and $12.6 million as of December 31, 2008 and $16.4 million as of June 30, 2009 for RSUs. We will record these amounts to compensation expense over the next eleven years.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS No. 165 establishes the accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. We adopted SFAS No. 165 as of June 30, 2009.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 amends the consolidation rules related to variable interest entities (VIEs) under SFAS No. 46(R). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. SFAS No. 167 also modifies the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under SFAS No. 167, companies are required to perform ongoing reassessments as oppose to only when certain triggering events occur, as was previously required. SFAS No. 167 is effective for the first annual reporting period that begins after November 15, 2009 and for interim periods therein. We are currently evaluating the impact, if any, the adoption of SFAS No. 167 will have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of authoritative GAAP for nongovernmental entities. Additionally, SFAS No. 168 modifies the GAAP hierarchy to only include two levels of GAAP, authoritative and nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect the adoption of SFAS No. 168 to have a material impact on our consolidated financial results.

THE LODGING INDUSTRY

The lodging industry is a global business and a significant part of the overall economy, with over $400 billion in revenues in 2008. The lodging industry is highly segmented with a variety of brands targeting a wide range of consumer needs at various price points. Companies in the lodging industry generally operate under one or more business models, including hotel management, brand franchising and hotel ownership. Hotels are broadly grouped into three categories: full-service, select-service and limited-service. Full-service hotels generally offer a full range of amenities and facilities, including food and beverage (F&B) facilities and meeting facilities. Select-service hotels provide many of the amenities available at full-service hotels but on a smaller scale and tend not to have meeting facilities. Limited-service hotels usually offer only rooms, although some offer modest F&B facilities such as breakfast buffets or small meeting rooms.

Geographically, the global lodging industry can be generally divided into five regions: Europe, Asia Pacific, Central and South America, North America and Middle East and Africa. The global economic downturn has had a significant impact on the overall lodging industry, resulting in significant recent RevPAR declines in all regions. The global lodging industry is also influenced by the cyclical relationship between the supply of and demand for hotel rooms.

YTD June 2009 vs. June 2008 ADR, Occupancy and RevPAR Comparison

Source: Smith Travel Research

Lodging demand growth typically is related to the health of the overall economy in addition to local demand factors that stimulate business and leisure travel to specific locations. In particular, macroeconomic trends relating to GDP growth, corporate profits, capital investments and employment growth are some of the primary drivers of lodging demand. According to the International Monetary Fund, certain major advanced economies, including the U.S. and the United Kingdom, are not projected to experience an increase in GDP growth until 2010; however, key emerging and developing economies, such as China and India are projected to experience significant growth in annual GDP during 2009, 2010 and 2011. Other select economies with exposure to energy and other commodities, such as the United Arab Emirates and Brazil, are expected to begin their recovery in 2010, ahead of more developed economies. Historically, recovery in demand for lodging has generally lagged improvement in the overall economy.

Annual Percent Change in Real GDP Growth for Select Countries

Source: International Monetary Fund

The U.S. lodging market, within the North American region, has a greater share of global lodging revenues than any other single country in the world, with $141 billion in revenues in 2008. As of June 30, 2009, the U.S. lodging market was comprised of approximately 4.8 million hotel rooms, which included approximately 3.3 million rooms in branded hotels and approximately 1.5 million rooms in independent hotels.

From 2002 to 2007, broad growth in the economy led to increases in U.S. lodging demand. During 2008, the overall weakness in the economy, particularly the turmoil in the credit markets, erosion of consumer confidence and increasing unemployment resulted in declines in both consumer and business spending. As a result, lodging demand from both leisure and business travelers decreased significantly during 2008. Decreased demand has resulted in declines in occupancy levels, making it difficult for operators to maintain room rates. It is expected that lodging demand will continue to decline until the macroeconomic trends demonstrate sustained growth.

Lodging supply growth is typically driven by overall lodging demand, as extended periods of strong demand growth tend to encourage new hotel development. However, the rate of supply growth is also influenced by a number of additional factors including availability and cost of capital, construction costs and local market considerations. In particular, because of the lengthy planning and construction process required to complete the development of hotels, supply growth generally lags behind demand growth. As an example, when lodging demand grew from 2002 to 2007, there was an increase in the number of new hotel rooms from cyclical lows; however, the pace of construction remained below long-term averages. From June 2008 through June 2009, the number of new rooms under construction decreased approximately 27%. New hotel room completions in 2009 will likely be lower than the long-term average and, beginning in 2010, supply growth is expected to decrease significantly. The relatively low level of recent supply growth coupled with a declining new construction pipeline is expected to create a favorable RevPAR growth environment once positive demand growth returns in the future.

Number of Hotel Rooms in Construction in the United States

Source: Smith Travel Research

Revenue per available room (RevPAR) is the product of the average daily rate and the average daily occupancy percentage. RevPAR does not include non-room revenue which consists of other revenue generated by a hotel property such as, food and beverage, parking, telephone and other guest service revenues. The chart below sets forth the RevPAR growth for the U.S. lodging industry from 1988 to 2008. RevPAR growth was negative in 2008, which was only the fourth year since 1988 that RevPAR growth in the United States has been negative (1991, 2001, 2002 and 2008) and RevPAR growth is expected to be negative again in 2009. Currently, the lodging market is widely considered to be in the declining stage of the business cycle. Nonetheless, the U.S. lodging market has shown resilience and strong long-term growth since 1988.

Annual RevPAR Growth

Source: Smith Travel Research

BUSINESS

Overview

We are a global hospitality company with widely recognized, industry leading brands and a tradition of innovation developed over our more than fifty-year history. Our mission is to provide authentic hospitality by making a difference in the lives of the people we touch every day. We focus on this mission in pursuit of our goal of becoming the most preferred brand in each segment that we serve for our associates, guests and owners. We support our mission and goal by adhering to a set of core values that characterize our culture. We believe that our mission, goal and values, together with the strength of our brands, strong capital and asset base and opportunities for expansion, provide us with a platform for long-term value creation.

We manage, franchise, own and develop Hyatt-branded hotels, resorts and residential and vacation ownership properties around the world. As of June 30, 2009, our worldwide portfolio consisted of 413 Hyatt-branded properties (119,509 rooms and units), including:

•	158 managed properties (60,934 rooms), all of which we operate under management agreements with third-party property owners;

•	100 franchised properties (15,322 rooms), all of which are owned by third parties that have franchise agreements with us and are operated by third parties;

•	96 owned properties (including 4 consolidated hospitality ventures) (25,786 rooms) and 6 leased properties (2,851 rooms), all of which we manage;

•	28 managed properties owned or leased by unconsolidated hospitality ventures (12,361 rooms);

•	15 vacation ownership properties (933 units), all of which we manage; and

•	10 residential properties (1,322 units), all of which we manage and some of which we own.

Our full service hotels operate under four world-recognized brands, Park Hyatt, Grand Hyatt, Hyatt Regency and Hyatt. We recently introduced our fifth full service brand, Andaz, where our guests experience a vibrant yet relaxed atmosphere, geared towards today’s individual business and leisure travelers. Our two select service brands are Hyatt Place and Hyatt Summerfield Suites (an extended stay brand), which have been well received in the United States and we believe have significant growth potential both in the United States and internationally. We develop, sell and manage vacation ownership properties in select locations as part of the Hyatt Vacation Club. We also manage Hyatt-branded residential properties that are often adjacent to Hyatt-branded full service hotels. We assist third parties in the design and development of such mixed-use projects based on our expertise as a manager and owner of vacation ownership properties, residential properties and hotels.

Our associates, whom we also refer to as members of the Hyatt family, consist of over 80,000 individuals working at our corporate and regional offices and our managed, franchised and owned properties in 45 countries around the world. Substantially all of our hotel general managers are trained professionals in the hospitality industry with extensive hospitality experience in their local markets and host countries. The general managers of our managed properties are empowered to manage their properties on an independent basis based on their market knowledge, management experience and understanding of our brands. Our divisional management teams located in cities around the world, such as Atlanta, Dubai, Hong Kong, Mexico City, New York, San Francisco and Zurich, support our general managers by providing corporate resources, mentorship, owner interaction and other assistance necessary to help them achieve their goals. Our Franchise and Owner Relations Group provides a single point of contact for our franchisees and offers resources to support franchised properties, including assistance with commercial contracts, distribution matters and brand standards as well as sales and marketing and reservations support. Our executive management team, headquartered in Chicago, supports our management teams and associates around the world, provides strategic direction and sets overall policies for our company.

We primarily derive our revenues from hotel operations, management and franchise fees, other revenues from managed properties and sales of vacation ownership properties. For the year ended December 31, 2008, revenues totaled $3.8 billion, net income attributable to Hyatt Hotels Corporation totaled $168 million and Adjusted EBITDA totaled $687 million. For the six months ended June 30, 2009, revenues totaled $1.6 billion, net loss attributable to Hyatt Hotels Corporation totaled $36 million and Adjusted EBITDA totaled $210 million. See “Prospectus Summary—Summary Consolidated Financial Data” for our definition of Adjusted EBITDA and why we present it and “Prospectus Summary—Summary Consolidated Financial Data” for a reconciliation of our consolidated Adjusted EBITDA to net income attributable to Hyatt Hotels Corporation for the periods presented. For the year ended December 31, 2008 and the six months ended June 30, 2009, 79.9% and 81.3% of our revenues were derived from operations in the United States, respectively. As of June 30, 2009, 76.9% of our long-lived assets were located in the United States. As of June 30, 2009 and after giving effect to the August 2009 issuance and sale of $500 million aggregate principal amount of senior notes and the use of a portion of the proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements as described under “Prospectus Summary—Recent Developments,” we had total debt of $858 million, cash and cash equivalents of $1.2 billion. As of June 30, 2009 and after giving effect to the July 2009 amendment and extension of our revolving credit facility, we had undrawn borrowing capacity of $1.4 billion. These sources provide us with significant liquidity and resources for future growth.

Our History

Hyatt was founded by Jay Pritzker in 1957 when he purchased the Hyatt House motel adjacent to the Los Angeles International Airport. Over the following decade, Jay Pritzker and his brother Donald Pritzker, working together with other Pritzker family business interests, grew the company into a North American management and hotel ownership company, which became a public company in 1962. In 1968, Hyatt International was formed and subsequently became a separate public company. Hyatt Corporation and Hyatt International Corporation were taken private by the Pritzker family business interests in 1979 and 1982, respectively. On December 31, 2004, substantially all of the hospitality assets owned by Pritzker family business interests, including Hyatt Corporation and Hyatt International Corporation, were consolidated under a single entity, now named Hyatt Hotels Corporation.

Commencing in 2007, third parties, including affiliates of Goldman, Sachs & Co. and Madrone GHC, LLC, made long-term investments in Hyatt. Pritzker family business interests, affiliates of Goldman Sachs and Madrone GHC currently own approximately 85.0%, 7.5% and 6.1%, respectively, of our common stock, and immediately following completion of this offering will own approximately     %,     % and     %, respectively, of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares.

Our Mission, Goal and Values

Our Mission

Our mission is to provide authentic hospitality by making a difference in the lives of the people we touch every day, including our associates, guests and owners.

Our Goal

Our goal is to be the most preferred brand in each customer segment that we serve for our associates, guests and owners.

Our Values

We aim to foster a common purpose and culture within the Hyatt family through shared core values of mutual respect, intellectual honesty and integrity, humility, fun, creativity and innovation.

Our mission, goal and values are interdependent, and we refer to this interdependence as the “Hyatt value chain.” The Hyatt value chain begins with our associates. We believe that our efforts to engage our associates in planning for how we can better serve our fellow associates, guests and owners contributes to their commitment to genuine service, which is the first step to achieving high levels of guest satisfaction. In our view, motivating our associates to become personally involved in serving and demonstrating loyalty to our guests is central to fulfilling our mission. We rely upon the management teams at each of our managed properties to lead by example and we provide them with the appropriate autonomy to make operational decisions in the best interest of the hotel and brand. We believe the managers of our franchised properties are experienced operators with high standards and have demonstrated commitment to our values and our approach to guest service that is designed to enhance guest satisfaction. High levels of guest satisfaction lead to increased guest preference for our brands, which we believe results in a strengthened revenue base over the long term. We also believe that engaged associates will enhance efficient operation of our properties, resulting in improved financial results for our property owners. Sustained adherence to these principles is a basis for our brand reputation and is one of the principal factors behind the decisions by our diverse group of owners and developers to invest in Hyatt-branded properties around the world. We work with existing and prospective owners and developers to increase our presence around the world, which we expect will lead to new channels for professional growth for our associates, guest satisfaction and brand preference thus adding growth to our company and completing the Hyatt value chain.

Our Competitive Strengths

We have significant competitive strengths that support our goal of being the most preferred brand for our associates, guests and owners.

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World Class Brands.    We believe that our widely recognized, industry leading brands provide us with a competitive advantage in attracting and driving preference for associates, guests and owners. We have consistently received top rankings, awards and accolades for service and guest experience from independent publications and surveys, including Condé Nast Traveler, Travel and Leisure, Mobil and AAA. As an example, 54 properties across our Park Hyatt, Grand Hyatt and Hyatt Regency brands received the AAA four diamond lodging award in 2009. Our brand recognition and strength is key to our ability to drive preference for our brands among our associates, guests and owners.

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Global Platform with Compelling Growth Potential.    Our existing global presence is widely distributed and we operate in 20 of the 25 most populous urban centers around the globe based on demographic research. We believe that our existing hotels around the world provide us with a strong platform from which to selectively pursue new growth opportunities in markets where we are under-represented. We have a long history of executing on growth opportunities. Our dedicated global development executives in offices around the world apply their experience, judgment and knowledge to ensure that new Hyatt branded hotels enhance preference for our brands. An important aspect of our compelling growth potential is our strong brand presence in higher growth markets around the world such as India, China, Russia, the Middle East and Brazil. The combination of our existing presence and brands, experienced development team, established third-party relationships and significant access to capital provides us with a strong foundation for future growth and long-term value creation.

•	Deep Culture and Experienced Management Teams. Hyatt has a strong culture rooted in values that have supported our past and form the foundation for our future. The members of the Hyatt family are united by shared values, a common mission and a common goal. The associates at our properties are led by an experienced group of general managers. For example, the general managers at our full service owned and managed hotels have an average tenure of more than 21 years. Regional and divisional management teams located around the world support our hotel general managers by providing corporate resources, mentorship and coaching, owner support and other assistance necessary to help them achieve their goals. Senior operating management has an average of 27 years of experience in the industry. Our experienced executive management team sets overall policies for our company, supports our regional and divisional teams and our associates around the world, provides strategic direction and leads our growth worldwide.

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Strong Capital Base and Disciplined Financial Approach.    Our approach is to maintain appropriate levels of financial leverage and liquidity through industry cycles and economic downturns such as the one we are currently experiencing. As of June 30, 2009, we had cash and cash equivalents of $1.2 billion, after giving effect to the August 2009 issuance and sale of the senior notes and the use of a portion of the net proceeds from the sale of the senior notes to repay certain outstanding secured debt and settle certain related swap agreements, as described under “Prospectus Summary—Recent Developments.” As of such date and after giving effect to the July 2009 amendment and extension of our revolving credit facility, we had undrawn borrowing capacity of $1.4 billion. We have a modest level of debt and no significant debt maturities through 2012. We believe that as a result of our balance sheet strength, we are uniquely positioned to take advantage of strategic opportunities to develop or acquire properties and brands even in economic downturns such as the one we are currently experiencing. We adhere to a formal investment process in evaluating such opportunities with input from various groups within our global organization.

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Diverse Exposure to Hotel Management, Franchising and Ownership.    We believe that our experience as a multi-brand manager, franchisor and owner of hotels makes us one of the best positioned lodging companies in the world. Our mix of managed, franchised and owned hotels provides a broad and diverse base of revenues, profits and cash flows. Our expertise and experience in each of these areas gives us the flexibility to evaluate growth opportunities across these three lines of business and enables us to achieve the best results for the given situation.

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High Quality Owned Hotels Located in Desirable Markets.    We own and operate a high quality portfolio of 96 owned properties and 28 managed properties owned or leased by unconsolidated hospitality ventures, consisting of luxury and upper-upscale full service and select service hotels. Our owned full service hotels are located primarily in key markets, including major business centers and leisure destinations, with strong growth potential, such as Chicago, London, New York, Paris, San Francisco, Seoul and Zurich. Our hospitality ventures include 50% ownership interests in properties in Mumbai and São Paulo. A number of these hotels are unique assets with high recognition and a strong position in their local markets. Substantially all of our owned select service hotels were newly renovated in 2006 and 2007 and are typically located near business districts, airports or attractions. As a significant owner of hotel assets, we believe we are well positioned for a recovery of demand as we expect earnings growth from owned properties to outpace growth in revenues due to their high fixed-cost structure. This benefit can be achieved either through increased earnings from our owned assets or through value realized from select asset sales.

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A Track Record of Innovation.    Successful innovation has been a hallmark of Hyatt since its founding. More than forty years ago, we opened the Hyatt Regency Atlanta, which was the first-ever large-scale atrium lobby hotel. This was both an architectural icon as well as a highly functional hotel property that provided us an entry into the large-scale convention market. We also have a long track record of creative approaches to food and beverage outlets at our hotels throughout the world, which have led to highly profitable venues that create demand for our hotel properties, particularly in Asian markets. In addition, we successfully introduced new service models to the industry. We launched our Hyatt Place brand in 2006 and our Andaz brand in 2007, each of which features a unique internally developed service model that eliminates a number of de-personalized aspects of the hotel experience. We recently turned our focus to innovation in the area of guest communications. In May 2009, we launched Hyatt Concierge, making us the first hospitality company in the world to deploy a designed concierge site on Twitter, thereby enhancing the quality of hotel guest services. We believe that our commitment to fostering a culture of innovation throughout Hyatt positions us as an industry leader.

Our Business Strategy

Our goal is to be the most preferred brand in each customer segment that we serve for our associates, guests and owners. In order to achieve this goal, we enhance brand preference by understanding who our customers are and by focusing on what our customers need and want and how we can deliver value to them. This understanding and focus informs our strategy for improving the performance of our existing hotels and expanding the presence of Hyatt brand in markets worldwide.

•	Focus on Improvement in the Performance of Existing Hotels

A key component of our strategy is to maximize revenues and manage costs at existing hotel properties. We strive to enhance revenues by focusing on increasing our share of hotel stays by our existing guests and increasing the number of new guests we serve on a regular basis, with the ultimate goal of establishing and increasing guest loyalty to our brands. We manage costs by setting performance goals for our hotel management teams, basing a portion of hotel management team compensation on whether performance goals are met, and granting our general managers operational autonomy. Managing costs is one way to improve hotel performance, and we believe that providing incentives to general managers to improve hotel performance leads to improved efficiency in ways appropriate for their respective properties. We support these efforts by assisting them with tools and analytics provided by our regional and corporate offices and by compensating our hotel management teams based on property performance.

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Increase Share of Hotel Stays.    We intend to expand Hyatt’s share of hotel stays by continuously striving to provide genuine guest service and delivering value to our guests. Our existing customer base is diverse with different needs and preferences. We aim to provide differentiated service and product offerings targeted at each customer segment within each of our brands, such as meeting planners and convention guests, leisure guests and business travelers, in order to satisfy our customers’ specific needs. Our Hyatt Gold Passport guest loyalty program is designed to attract new guests and to demonstrate our loyalty to our best guests. In 2009, we launched an initiative called “The Big Welcome,” which was targeted at increasing enrollment in our Hyatt Gold Passport program. As part of The Big Welcome, we awarded more than 30,000 room nights to Gold Passport members and 365 free nights at any Hyatt in the world to three individual guests. In the six-month period ended June 30, 2009, new membership enrollment in our Hyatt Gold Passport program has increased by 39% compared to new members enrolled during the same period last year. In addition, Gold Passport members represented 23% of total room nights for the first half of 2009.

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Emphasize Associate Engagement.    Our brands are defined, in large part, by the authentic hospitality that is delivered to our guests by our associates. We believe that while a great product is necessary for success, a service model that promotes genuine service for our guests and that is focused on our customers’ particular needs is the key to a sustainable long-term advantage. Therefore, we strive to involve our associates in deciding how we serve our guests and what we can do to improve guest satisfaction. We align our associates’ interests with our goal of becoming the most preferred brand in each segment that we serve. We rely on our hotel general managers to lead by example and foster associate engagement. We believe that associate engagement results in higher levels of customer satisfaction and improves the performance of our properties. To assist in this process, we aim to ensure that talented management teams are in place worldwide and also reward those teams that achieve higher levels of employee engagement, guest satisfaction and hotel financial performance.

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Enhance Operational Efficiency.    We strive to align our staffing levels and expenses with demand without compromising our commitment to authentic hospitality and high levels of guest satisfaction. We have made significant changes in operations in response to recent declines in demand for hospitality products and services (including staff reductions at many of our hotels, outsourcing of certain services, renegotiation of contracts to improve pricing and modification of certain product standards to lower costs without significantly impacting quality). Some of the primary changes we implemented to product standards included changing the brands, suppliers or the quantities of various supplies or services, including food and other amenities. For example, we changed the brand of our coffee served in certain areas of our operations and reduced the selection of some guest room amenities. We believe we have been able to implement these changes without impacting overall service and product quality. We will continue to incentivize and assist our hotel general managers as they proactively manage both the customer experience and the operating costs at each of their properties.

•	Expanding Our Presence in Attractive Markets

We intend to drive brand preference by expanding the presence of all of our brands in attractive markets worldwide. We believe that the scale of our presence around the world is small relative to the recognition of our brands and our excellent reputation for service and, therefore, we have a unique opportunity to expand. We believe that our mission, goal and values, together with the strength of our brands, people, strong capital and asset base and opportunities for expansion provide us with a platform for long-term value creation.

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Increase Market Presence.    We will focus our expansion efforts on under-penetrated markets where we already have an established presence and locations where our guests are traveling but where we do not have a presence. These locations include, but are not limited to, the United States, Brazil, Russia, India, China, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates and Europe. We will expand our presence by increasing the number of hotels under Hyatt brand affiliation, primarily by entering into new management and franchising agreements. While under the terms of certain of our management agreements we have agreed to limitations on the expansion of one or more of our brands in certain geographic areas related to the location of a specific hotel, in agreeing to such limitations we have considered our development strategy and do not believe that such restrictions will materially impact our ability to pursue and execute on this strategy. We believe our extensive focus on the different customer groups that we serve and our understanding of how we can serve them in new locations will facilitate our growth. In addition, we plan to use our expertise in developing and managing residential and vacation ownership properties to participate in mixed-use developments that typically involve a combination of hotel and residential development in key urban and resort locations.

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Expand our Select Service Presence.    We intend to establish and expand Hyatt Place and Hyatt Summerfield Suites worldwide, which we believe will support our overall growth and enhance the performance of all of our brands. We intend to grow our select service presence through construction of new franchised properties by third-party developers, conversion and renovation of existing non-Hyatt properties, and, in certain cases participation in the development of properties that would be managed by us. To pursue this strategy, we have a dedicated select service development team. We believe that the opportunity for properties that provide a select offering of services at a lower price point is particularly compelling in certain emerging markets, such as Brazil, Russia, India and China, where there is a large and growing middle class along with a meaningful number of local business travelers.

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Increase Focus on Franchising.    We intend to increase our franchised hotel presence, primarily in North America, for our select service brands and our Hyatt Regency brand. By increasing our focus on franchising, we believe that we will gain access to capital from developers and property owners that specifically target franchising business opportunities. To pursue this strategy, we have established an internal team dedicated to supporting our franchise owners and to driving the expansion of our franchised hotel presence. We plan to expand existing relationships and develop new relationships with franchise owners who demonstrate an ability to provide excellent customer service while maintaining our brand standards.

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Utilize our Capital and Asset Base for Targeted Growth.    The combination of our significant liquidity and strong capital position coupled with our large, high quality asset base provides a unique platform to support our growth strategy. We intend to use our liquidity and strong capital base along with select asset dispositions to redeploy capital to opportunities that will allow us to strengthen our management presence in key markets worldwide. In order to maximize long-term shareholder value we intend to selectively dispose of hotel properties and use the proceeds to expand our presence in markets as described above under “—Increase Market Presence” and “—Expand our Select Service Presence.” The form of our capital deployment will vary depending on the opportunity. We will assess and balance liquidity, value and strategic importance as we seek to expand our presence through investment. We also will continue to commit capital to fund the renovation of certain assets in our existing owned portfolio. While we may selectively dispose of hotel properties, given our focus and expertise as an owner, we expect to maintain significant ownership of hotel properties over time.

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Pursue Strategic Acquisitions and Alliances.    We expect to evaluate potential acquisitions of other brands or hospitality management or franchising companies as a part of our efforts to expand our presence. These acquisitions may include hotel real estate. We expect to focus on acquisitions that complement our ability to serve our existing customer base and enhance customer preference by providing a greater selection of locations, properties and services. Furthermore, we may pursue these opportunities in alliance with existing or prospective owners of managed or franchised properties to strengthen our brand presence.

Description of Our Brands

Brand	Segment	Customer Base	June 30, 2009 % of our Total Rooms/Units	June 30, 2009 Rooms/Units		2008 ADR
				North America	Intl	North America	Intl	Selected Competitors	Key Locations
	Full Service/ Luxury	Individual business and leisure travelers; small meetings	4%	1,122	3,779	$320	$410	Four Seasons, Ritz-Carlton, Peninsula, St. Regis, Mandarin Oriental	Buenos Aires, Paris, Shanghai, Sydney, Washington

	Full Service/ Upper Upscale	Individual business and leisure travelers; small meetings	<1%(1)	257	267	N/A	$450	W, Mondrian, The Standard	London, Los Angeles

	Full Service/ Upper Upscale	Individual business and leisure travelers; large and small meetings, social events	17%	8,233	11,686	$230	$270	Mandarin Oriental, Shangri-La, InterContinental, Fairmont	Beijing, Berlin, Dubai, Hong Kong, New York

	Full Service/ Upper Upscale	Conventions, business and leisure travelers; large and small meetings, social events; associations	59%	52,700	17,801	$165	$180	Marriott, Sheraton, Hilton, Renaissance, Westin	Boston, Delhi, London, Los Angeles, San Francisco

	Select Service/ Upscale	Individual business and leisure travelers; small meetings	15%	17,339	0	$105	N/A	Courtyard by Marriott, Hilton Garden Inn	Atlanta, Dallas, Houston, Miami, Phoenix

	Select Service/ Extended Stay	Extended stay guests; individual business and leisure travelers; small meetings/trainings	3%	4,070	0	$125	N/A	Residence Inn by Marriott, Homewood Suites	Austin, Boston, Dallas, Miami, San Francisco,

	Vacation Ownership	Owners of vacation units	1%	933	0	N/A	N/A	Hilton Vacation Club, Marriott Vacation Club, Starwood Vacation Ownership	Aspen, Beaver Creek, Carmel, Key West, Siesta Key

	Residential	Repeat Hyatt business and leisure guests	1%	0	1,322	N/A	N/A(2)	Branded and unbranded luxury residential accommodations	Dubai, Fukuoka, Mumbai

(1)	As of June 30, 2009, there were two Andaz properties in operation.
(2)	Units at Hyatt-branded residential properties can be sold on a daily, weekly or monthly basis.

Park Hyatt

Park Hyatt provides discerning, affluent individual business and leisure guests with elegant and luxurious accommodations. Guests of Park Hyatt receive highly attentive personal service in an intimate environment. Located in many of the world’s premier destinations, each Park Hyatt is custom designed to combine sophistication with distinctive regional character. Park Hyatt features well-appointed guestrooms, meeting and special event spaces for smaller groups, critically acclaimed art programs and signature restaurants featuring award-winning chefs.

Andaz

Andaz is a hotel where our guests experience a vibrant yet relaxed atmosphere geared towards today’s individual business and leisure travelers. Each hotel is designed to reflect the unique cultural scene and spirit of the surrounding neighborhood. The hotels also feature a unique service model that removes a number of de-personalized aspects of a typical hotel experience. For example, each hotel allows guests to check-in to the hotel more efficiently through innovative techniques that include the use by our associates of a hand-held device for check-in. In addition, a laptop is available in the lobby area, known as the Andaz Lounge, upon arrival that allows the guest to check themselves into the hotel. During this check-in process and throughout a guest’s stay, complimentary beverages remain available in the Lounge. We have also simplified pricing for our guests as the room rate includes internet access, local phone calls and non-alcoholic beverages and snacks in the room.

Grand Hyatt

Grand Hyatt features large-scale, distinctive hotels in major gateway cities and resort destinations. With presence around the world and critical mass in Asia, Grand Hyatt hotels provide sophisticated global business and leisure travelers with upscale accommodations. Signature elements of the Grand Hyatt include dramatic architecture, innovative dining options, state of the art technology, spa and fitness centers and comprehensive business and meeting facilities appropriate for corporate meetings and social gatherings of all sizes.

Hyatt Regency

Hyatt Regency offers a full range of services and facilities tailored to serve the needs of conventions, business travelers and resort vacationers. Properties range in size from 200 to over 2,000 rooms and are conveniently located in urban, suburban, airport, convention and resort destinations around the world. Hyatt Regency’s convention hotels feature spacious meeting and conference facilities designed to provide a productive environment. Hyatt Regency hotels in resort locations cater to couples seeking a getaway, families enjoying a vacation together and corporate groups seeking a relaxed atmosphere in which to conduct business and meetings.

Hyatt

Hyatt hotels are smaller-sized properties conveniently located in secondary markets in the United States. With hotels ranging from 150 to 350 rooms, Hyatt hotels offer guests the opportunity to experience our signature service and hospitality even when traveling outside of major gateway markets. Customers include individual business and leisure travelers, and Hyatt hotels can accommodate business meetings and social gatherings.

Hyatt Place

Hyatt Place is designed for the busy lifestyle of today’s multi-tasking business traveler and features a selected range of services aimed at providing casual hospitality in a well-designed, high-tech and contemporary environment. Property sizes range from 125 to 200 rooms and are located in urban, airport and suburban areas. Signature features of Hyatt Place include The Gallery, which offers a coffee and wine bar, a 24 hours a day, seven days a week guest kitchen with freshly prepared snacks and entrees and daily complimentary continental breakfast. Hyatt Place guests are business travelers as well as families. Hyatt Place properties are also well suited to serve small corporate meetings.

Hyatt Summerfield Suites

Hyatt Summerfield Suites is an extended-stay, residential-style hotel that aims to provide individual travelers with the feel of a modern condominium. The 125 to 200 room, all-suite properties offer comforts of home such as fully equipped kitchens, flat panel HDTVs and free high-speed internet access. The public space features facilities such as a pool, a fitness center and a business center. A full breakfast every morning and an evening social on weekday evenings are complimentary to guests. Hyatt Summerfield Suites are located in urban, airport and suburban locations and can accommodate small corporate meetings and corporate clients seeking to place their employees on extended assignment.

Hyatt Vacation Club

Hyatt Vacation Club provides members with vacation ownership opportunities in regionally inspired and designed residential-style properties with the quality of the Hyatt brand. Members prepurchase time at a Hyatt Vacation Club and have the flexibility of usage, exchange and rental. Hyatt Vacation Club members can choose to occupy their vacation home, to exchange time among 15 Hyatt Vacation and Residence Clubs, to trade their time for Gold Passport points or to travel within the Hyatt system. Alternatively, members can exchange their time for time at properties participating within Interval International’s program, a third-party company with over 2,200 resorts in their exchange network worldwide.

Hyatt Resorts

Hyatt Resorts is a collection of vacation destination resorts, including beach, mountain, desert, golf and spa resorts across our Park Hyatt, Grand Hyatt and Hyatt Regency brands. Hyatt Resorts are marketed as a collection to enhance guest loyalty to our resort properties and to our hotel brands. Each Hyatt Resort retains the distinct characteristics, products, amenities and service delivery standards of its sub-brand and each hotel is tailored to provide a relaxed, comfortable vacation environment reflective of the local culture. Hyatt Resort properties are designed to accommodate individual and family vacations, while also offering a setting intended to enhance the success of corporate meetings.

Hyatt-Branded Residential Properties

Hyatt-branded residential properties consist of serviced apartments in, adjacent to, or near, certain of our Hyatt-branded full service hotels. These apartments are designed consistent with the brand standards of the Hyatt hotel with which they are associated or near which they are operated. Apartments typically feature a kitchenette and sitting area, and residents are provided with or can request various Hyatt hotel services. Hyatt-branded residential properties are marketed to repeat individual business and leisure travelers.

Our Community Commitment

At Hyatt, we are committed to making a positive and lasting impact in every community in which we operate. We do this by demonstrating a strong commitment to preserving our natural environment through Hyatt Earth, by giving back to the local communities in which we operate through Hyatt Community, and with the volunteer services of our associates through Hyatt’s Family of Responsible and Caring Employees (F.O.R.C.E.).

•	Hyatt Earth—Our global sustainability program with measurable results that promotes a culture of environmental awareness and rewards initiatives with positive environmental impact.

•	Hyatt Community—a philanthropic program that awards grants to nonprofit groups that support youth development and education or improve the environment in which the Hyatt family lives and works.

•	F.O.R.C.E. (Family of Responsible and Caring Employees)—This volunteer program allows Hyatt associates worldwide to participate in local community outreach and volunteer efforts on paid company time.

Management Agreements

Fees

Our management agreements typically provide for a two-tiered fee structure that compensates us both for the volume of business we generate for the property as well as for the profitability of hotel operations. In these two-tier fee structures, our base compensation is a base fee that is usually an agreed upon percentage of gross revenues from hotel operations. In addition, we are incentivized to improve hotel profitability through an incentive fee that is typically calculated as a percentage of a hotel profitability measure, such as gross operating profit, adjusted profit or the amount by which gross operating profit or adjusted profit exceeds a fixed threshold. Outside of the United States our fees are often more dependent on hotel profitability measures either through a single management fee structure where the entire fee is based on a profitability measure, or because our two-tier fee structure is more heavily weighted toward the incentive fee than the base fee.

Terms and Renewals

The average remaining term of our management agreements with third party owners and unconsolidated hospitality ventures for full service hotels (other than those in development) is approximately 12 years, assuming no renewal options are exercised by either party. The average remaining term of our management agreements with third-party owners and unconsolidated hospitality ventures for select service hotels (other than those in development) is approximately 21 years, assuming no renewal options are exercised by either party.

Certain of our management agreements allow for extensions of the contract term by mutual agreement, or at the discretion of one of the parties. Including exercise of extension options that are in Hyatt’s sole discretion and assuming in certain cases that specific performance tests have been met, the average remaining term of our management agreements is approximately 20 years for our full service hotels located in the United States, Canada and the Caribbean, approximately 18 years for our full service hotels located throughout the rest of the world and approximately 48 years for our select service hotels. Twenty-two select service hotels are governed under the same management agreement, which has a remaining base term of approximately 21 years. Hyatt may elect to extend the term of this agreement for two additional fifteen-year terms.

Some of our management agreements grant early termination rights to owners of the hotels we manage upon the occurrence of a stated event, such as the sale of the hotel or our failure to meet a specified performance test. Generally, termination rights under performance tests are based upon the property’s individual performance or its performance when compared to a specified set of competitive hotels branded by other hotel operators, or both. These termination rights are usually triggered if we do not meet the performance tests over multiple years. We generally have the option to cure performance failures by paying an amount equal to the short fall but in some cases our cure rights may be limited and the result of our failure to meet a performance test may be the termination of our management agreement.

Many of our management agreements are subordinated to mortgages or other secured indebtedness of the owners. In North America, in the event lenders take possession of the hotel property through foreclosure or similar means, most lenders have agreed to recognize our right to continue to manage the hotels under the terms set forth in the management agreements.

Franchise Agreements

Pursuant to franchise agreements, we grant our franchisees the limited right to use our name, marks and system in the operation of franchised Hyatt, Hyatt Regency, Hyatt Place and Hyatt Summerfield Suites hotels. We do not directly participate in the management of our franchised hotels. However, franchisees are required to operate franchised hotels consistent with our brand standards. We approve the plans for, and the location of, franchised hotels and review the operation of these hotels to ensure that our standards are maintained. We provide support to and advice with respect to certain aspects of hotel operations for the benefit of our franchise owners and operators through our Franchise and Owner Relations Group.

Fees

In general, our franchisees pay us an initial application fee and ongoing royalty fees, the amount of which depends on whether the franchised property is a select or full service hotel. We franchise full service hotels under the Hyatt and Hyatt Regency brands. We franchise select service hotels under our Hyatt Place and Hyatt Summerfield Suites brands. Application fees are typically $60,000 for our Hyatt Place hotels, $50,000 for our Hyatt Summerfield Suites hotels and the greater of $100,000 and $300 per guest room for our full service hotels. Select service franchisees pay continuing royalty fees calculated as a percentage of gross room revenues which typically are 3% in the first year of operations, 4% in the second year and 5% through the remainder of the term. Our full service franchisees typically pay us royalty fees calculated as 6% of gross room revenues and 3% of gross food and beverage revenues, although in some circumstances we have negotiated other fee arrangements.

In addition to our franchise fees, we charge full service franchisees for certain services arranged and provided by us. These activities include centralized reservation functions, certain sales functions, information technology, national advertising, marketing and promotional services, as well as various accounting and insurance procurement services. We also charge select service franchisees for marketing, central reservations and technology services.

Terms and Renewals

The standard term of our franchise agreements is 20 years, with one 10 year renewal option exercisable by the franchisee, assuming the franchisee has complied with franchise agreement requirements and standards. We have the right to terminate franchise agreements upon specified events of default, including non-payment of fees and non-compliance with brand standards. In the event of early termination for any reason, our franchise agreements set forth liquidated damages that our franchisees must pay to us upon termination. The bankruptcy of a franchisee or lender foreclosure could result in the termination of the franchise agreement. The average remaining base term of our franchise agreements for our select service and full service hotels (other than those in development) is approximately 18 years.

Business Segment and Geographical Information

For information regarding our three reportable business segments and geographical information, see note 20 of our consolidated financial statements included elsewhere in this prospectus.

Sales, Marketing and Reservations

Sales

Our global sales organization is focused on growing market share through key accounts, identifying new business opportunities and maximizing our local customer base.

Our worldwide customers consist of: major corporations; national, state and regional associations; specialty market accounts (social, military, educational, religious and fraternal); and travel organizations. Our worldwide sales force targets multiple brands to approximately 1,800 of these customers, which we consider to be key customer accounts. Its goal is to penetrate and expand business share among these key customers, which represent over 40% of our overall room revenue for full service hotels. The remaining portion of our room revenues at our full service hotels are generated from a broad and diverse group of customers. No one customer is material to our business. Our team consists of over 100 associates focused on group business, business and leisure traveler accounts and travel agencies. We also deploy approximately 25 associates to target the acquisition of new business with the goal of establishing new worldwide accounts.

We also have regional sales offices throughout the world, including in New York, Chicago, Los Angeles, Washington D.C., London, Hong Kong, Mainz, Mumbai, Shanghai, Beijing and Tokyo.

Our associates in our worldwide sales force and in our North American full service hotels use Envision, our proprietary sales tool, to manage the group rooms forecast, maintain an inventory of definite and tentative group rooms booked each day, streamline the process of checking guest room availability and rate quotes and determine meeting room availability.

In conjunction with our worldwide sales force, each hotel has an in-house team of sales associates. The in-house sales associates are focused on local and regional business opportunities, as well as securing the business generated from our worldwide accounts.

Hyatt seeks to maximize revenues in each hotel through a team of revenue management professionals. The goal of revenue management is to secure the right customer, on the right date, at the right price. Business opportunities are reviewed and agreed upon by the hotel’s revenue management strategy team.

Marketing

Our marketing strategy is designed to maintain and build brand value and awareness while meeting the specific business needs of hotel operations. Building and differentiating each of our brands is critical to increasing Hyatt’s brand preference. We are focused on targeting the distinct guest segments that each of our brands serves and supporting the needs of the hotels by thorough analysis and application of data and analytics. Hyatt Gold Passport and Hyatt.com are the key components of our marketing strategy. Hyatt Gold Passport is a service and loyalty program with focus on driving guest satisfaction, recognition and differential services for our most loyal guests. Hyatt.com is our primary online distribution channel providing customers with an efficient source of information about our hotels and an effective booking experience.

Reservations

We have a central reservation system that provides a comprehensive view of inventory, while allowing for local management of rates based on demand. Through this system, we are able to allow bookings by hotels directly, via telephone through our call centers, by travel agents and online through Hyatt.com.

We have eight call centers that service our global guest base 24 hours a day, seven days a week and provide reservation services in over 25 languages. While we continue to provide full reservations services via telephone through our call centers, we have also invested significant amounts in internet booking capabilities on Hyatt.com and through online booking partners.

In addition, some of our hotel rooms at hotels and resorts we manage or franchise are booked through internet travel intermediaries and partners and online travel service providers. We also engage third-party intermediaries who collect fees by charging our hotels and resorts a commission on room revenues, including travel agencies and meeting and event management companies.

Hyatt Gold Passport

We operate a guest loyalty program, Hyatt Gold Passport. This program generates substantial repeat guest business by rewarding frequent stays with points toward free hotel nights and other rewards.

Hyatt Gold Passport members earn points based on their spending at our hotels. Hyatt Gold Passport points can be redeemed at all hotels across our brands and can also be converted into airline miles with any of more than 30 participating airlines.

The Hyatt Gold Passport program is funded through a contribution from eligible revenues generated from Hyatt Gold Passport members. These funds are applied to reimburse hotels for room nights where guests redeem Hyatt Gold Passport points and to administrative expenses and marketing initiatives to support the program.

As of June 30, 2009, the Hyatt Gold Passport program had over 9 million members, and during the first half of 2009, Hyatt Gold Passport members represented 23% of total room nights. We expect our Hyatt Gold Passport program to continue to have a positive impact on our brands.

Competition

There is intense competition in all areas of the hospitality industry in which we operate. Competition exists for hotel guests, management agreements and franchise agreements and sales of vacation ownership properties. Our principal competitors are other operators of full service, select service and extended stay properties, including other major hospitality chains with well established and recognized brands. We also compete against small chains and independent and local owners and operators.

We compete for guests based primarily on brand name recognition and reputation, location, customer satisfaction, room rates, quality of service, amenities, quality of accommodations and the ability to earn and redeem loyalty program points.

We compete for management agreements based primarily on the value and quality of our management services, our brand name recognition and reputation, our ability and willingness to invest our capital in third-party owned or hospitality venture projects, the level of our management fees and the economic advantages to the property owner of retaining our management services and using our brand name. We compete for franchise agreements based primarily on brand name recognition and reputation, the room rate that can be realized and total revenues we can deliver to the properties. Other competitive factors for management and franchise agreements include relationships with property owners and investors, including institutional owners of multiple properties, marketing support, reservation and e-commerce system capacity and efficiency and the ability to make investments that may be necessary to obtain management and franchise agreements.

We compete for sales of our vacation ownership properties based principally on location, quality of accommodations, price, financing terms, quality of service, flexibility of usage, opportunity to exchange into other vacation properties and brand name recognition and reputation. In addition to competing with other hotel and resort properties, our vacation ownership properties compete with national and independent vacation ownership club operators as well as with owners reselling their interests in these properties. Our ability to attract and retain purchasers of our vacation ownership properties depends on our success in distinguishing the quality and value of our vacation ownership products and services from those offered by others.

The universe of branded lodging operators with a global reach and depth of product and offerings similar to us is limited. We believe that our strong customer base, prominent brand recognition, strategic property locations and global development team will enable us to compete effectively. For additional information, see “Risk Factors—Risks Related to Our Business—We operate in a highly competitive industry and our success depends on our ability to compete effectively.”

Seasonality

The hospitality industry is seasonal in nature. The periods during which our lodging properties experience higher revenues vary from property to property, depending principally upon location and the customer base served. Based upon historical results, our North American properties typically generate the highest revenues in the second quarter and our international properties generally experience the highest revenues during the fourth quarter of each year. We generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters.

Cyclicality

The hospitality industry is cyclical and generally follows, on a lagged basis, the general economy. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given categories of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners and managers of hotel properties. The costs of running a hotel tend to be more fixed than variable. Because of this, in an environment of declining revenues the rate of decline in earnings will be higher than the rate of decline in revenues. The vacation ownership business is also cyclical. The demand for vacation ownership units is affected by the availability and cost of financing for purchases of vacation ownership units as well as general economic conditions and the relative health of the housing market.

Intellectual Property

In the highly competitive hospitality industry in which we operate, trademarks, service marks, trade names and logos are very important in the sales and marketing of our hotels, residential and vacation ownership properties and services. We have a significant number of trademarks, service marks, trade names, logos and pending registrations, and significant resources are expended each year on surveillance, registration and protection of our trademarks, service marks, trade names and logos, which we believe have become synonymous in the hospitality industry with a reputation for excellence in service and authentic hospitality.

As further described in “Certain Relationships and Related Party Transactions—License Agreements—Agreements Related to Transfer and License Back of “Classic Residence by Hyatt” Trademark and Service Mark,” we have entered into a license agreement with CC-Development Group, Inc. (Classic Residence) whereby we provide Classic Residence with a limited license to permit the Classic Residence companies to use the “Classic Residence by Hyatt” trademark and service mark (subject to maintaining agreed upon standards) and the “classichyatt.com”, “classichyatt.org”, “hyattclassic.com” and “hyattclassic.org” domain names for a transition period ending upon the earlier of December 31, 2010 and the consummation of a change of control of Classic Residence, to the extent necessary to permit the Classic Residence companies to comply with pre-existing contractual obligations to third parties and as required by applicable laws, regulations and governmental authorities.

Government Regulation

We are subject to numerous federal, foreign, state and local government laws and regulations, including those relating to the preparation and sale of food and beverages, building and zoning requirements, data privacy and general business license and permit requirements, in the various jurisdictions in which we manage, franchise and own hotels. Our ability to develop new hotel properties and to remodel, refurbish or add to existing properties is also dependent on obtaining permits from local authorities. We are also subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, hiring and firing, non-discrimination for disabilities and other individual characteristics, work permits and benefit offerings. Federal, state and provincial laws and regulations also require certain registration, disclosure statements, compliance with specific standards of conduct and other practices with respect to the franchising of hotels. Additionally, the vacation ownership properties we operate are subject to local, state and federal requirements regarding the licensing of sales agents, compliance of marketing materials and numerous other requirements regarding the sale and management of vacation ownership properties. Compliance with these various laws and regulations can affect the revenues and profits of properties managed, franchised or owned and of our vacation ownership business and could adversely affect our operations. We believe that our businesses are conducted in substantial compliance with applicable laws and regulations.

We manage and own hotels with casino gaming operations as part of or adjacent to the hotels. However, with the exception of the Hyatt Regency Aruba, third parties manage and operate the casinos. We do hold and maintain the casino gaming license and manage the casino located at the Hyatt Regency Aruba. As a result, our business operations at the Hyatt Regency Aruba are subject to the licensing and regulatory control of the Departamento pa Asuntonan di Casino (D.A.C.), a newly formed regulatory agency responsible for gaming licenses and operations in Aruba. The gaming operations at the Hyatt Regency Aruba are also regulated by the Nevada Gaming Commission and the Nevada State Gaming Control Board because a provider of services at the Hyatt Regency Aruba also operates casinos in Nevada.

Employees

As of June 30, 2009, we had approximately 45,000 employees at our corporate offices, divisional offices, owned and managed hotels and residential and vacation ownership properties. Approximately 25% of those employees were either represented by a labor union or had terms of employment that were determined under a labor agreement. Some of our more than 80,000 associates are employed by certain third-party owners and franchisees of our hotels and are not included in the 45,000 figure above because we do not directly employ them. We believe relations with our employees and associates are good.

Environmental Matters

In connection with our ownership and management of hotels and development of other real properties, we are subject to various foreign, federal, state and local laws, ordinances and regulations relating to environmental protection. Under some of these laws, a current or former owner or operator of real property may be held liable for the costs of investigating or remediating hazardous or toxic substances or wastes on, under or in such real property, as well as third-party sites where the owner or operator sent wastes for disposal. Such laws may impose liability without regard to whether the owner or operator knew, or was at fault in connection with, the presence or release of such hazardous substances or wastes. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. Although we are not aware of any current material obligations for investigating or remediating hazardous substances or wastes at our owned properties, the future discovery of substances or wastes at any of our owned properties, or the failure to remediate such contaminated property properly, could adversely affect our ability to develop or sell such real estate, or to borrow using such real estate as collateral. In addition, the costs of investigating or remediating contamination, at our properties or at properties where we sent substances or wastes for disposal, may be substantial.

We are also subject to various requirements, including those contained in environmental permits required for our operations, governing air emissions, effluent discharges, the use, management and disposal of hazardous substances and wastes and health and safety. From time to time, we may be required to manage, abate or remove mold, lead or asbestos-containing materials at our properties. We believe that our properties and operations are in compliance, in all material respects, with all federal, state and local environmental laws and ordinances. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements are enacted in the future.

Insurance

We maintain insurance coverage for general liability, property, workers’ compensation and other risks with respect to our business. Our general liability insurance provides coverage for any claim, including terrorism, resulting from our operations, goods and services and automobiles. All owned hotels are covered by Hyatt’s property insurance program. Hotels managed by Hyatt are permitted to participate in Hyatt’s insurance programs by mutual agreement with our hotel owners. If a managed hotel does not participate in our insurance programs, and for franchised locations, which do not currently participate in our insurance programs, our management and franchise agreements require the hotels to be insured at coverage levels generally consistent with the coverage levels under our insurance programs, including liability, property coverage, business interruption coverage and workers’ compensation insurance. We are typically covered under these insurance policies to the extent necessary and reasonable. We believe our insurance policies are adequate for foreseeable losses and on terms and conditions that are reasonable and customary with solvent insurance carriers.

Properties

The following table sets forth a description of each owned or leased Hyatt-branded hotel property as of June 30, 2009:

Property(1)	Location	Rooms	Ownership(2)
Full Service:
United States, Canada and the Caribbean:
Park Hyatt Chicago	Chicago, IL	198	100%
Park Hyatt Philadelphia at Bellevue	Philadelphia, PA	172	50%
Park Hyatt Toronto	Toronto, Ontario, Canada	346	100%
Park Hyatt Washington	Washington, DC	216	100%
Andaz West Hollywood(3)(4)	West Hollywood, CA	257	—
Grand Hyatt New York(5)	New York, NY	1,311	100%
Grand Hyatt San Antonio(5)	San Antonio, TX	1,003	30%
Grand Hyatt San Francisco	San Francisco, CA	685	100%
Grand Hyatt Seattle	Seattle, WA	425	50%
Grand Hyatt Tampa Bay	Tampa, FL	445	100%
Hyatt Regency Aruba Resort & Casino(5)	Palm Beach, Aruba, Dutch Caribbean	360	100%
Hyatt Regency Atlanta	Atlanta, GA	1,260	100%
Hyatt Regency Baltimore(5)	Baltimore, MD	488	100%
Hyatt Regency Bellevue	Bellevue, WA	382	2%
Hyatt Regency Boston(6)	Boston, MA	498	100%
Hyatt Regency Buffalo	Buffalo, NY	396	14%
Hyatt Regency Cincinnati(5)(7)	Cincinnati, OH	486	20%
Hyatt Regency Cleveland at The Arcade(8)	Cleveland, OH	293	50%
Hyatt Regency Coconut Point Resort & Spa	Bonita Springs, FL	454	100%
Hyatt Regency Columbus(5)	Columbus, OH	631	24%
Hyatt Regency Crown Center(3)	Kansas City, MO	733	—
Hyatt Regency Crystal City at Reagan National Airport	Arlington, VA	686	50%
Hyatt Regency Tech Center	Denver, CO	451	100%
Hyatt Regency DFW (5)	DFW Airport, TX	811	46%
Hyatt Regency Grand Cypress(3)(4)	Orlando, FL	750	—
Hyatt Regency Greenville	Greenville, SC	328	100%
Hyatt Regency Greenwich	Old Greenwich, CT	373	100%
Hyatt Regency Hill Country Resort and Spa	San Antonio, TX	500	16%
Hyatt Regency Huntington Beach Resort & Spa(5)	Huntington Beach, CA	517	40%
Hyatt Regency Indianapolis	Indianapolis, IN	497	100%
Hyatt Regency Jersey City on the Hudson	Jersey City, NJ	350	50%
Hyatt Regency Lake Tahoe Resort, Spa & Casino	Incline Village, NV	422	100%
Hyatt Regency Long Beach(5)	Long Beach, CA	528	100%
Hyatt Regency Lost Pines Resort and Spa	Lost Pines, TX	491	8%
Hyatt Regency Louisville(5)(9)	Louisville, KY	393	50%
Hyatt Regency Miami(5)	Miami, FL	612	100%
Hyatt Regency Minneapolis	Minneapolis, MN	533	100%
Hyatt Regency Monterey Resort & Spa on Del Monte Golf Course(5)	Monterey, CA	550	100%

Property(1)	Location	Rooms	Ownership(2)
Hyatt Regency O’Hare	Rosemont, IL	1,096	100%
Hyatt Regency Princeton(5)	Princeton, NJ	347	88%
Hyatt Regency San Antonio	San Antonio, TX	632	100%
Hyatt Regency San Francisco(3)	San Francisco, CA	802	—
Hyatt Regency Santa Clara(5)	Santa Clara, CA	501	100%
Hyatt Regency Scottsdale Resort and Spa at Gainey Ranch	Scottsdale, AZ	492	100%
Hyatt Regency Vancouver	Vancouver, British Columbia, Canada	644	100%
Hyatt Regency Waikiki Beach Resort and Spa(5)	Honolulu, HI	1,229	10%
Hyatt on Capitol Square(3)	Columbus, OH	400	—
Hyatt Deerfield	Deerfield, IL	301	100%
Hyatt at Fisherman’s Wharf	San Francisco, CA	313	100%
Hyatt Key West Resort and Spa	Key West, FL	118	100%
Hyatt Lisle	Lisle, IL	316	50%
Hyatt at Olive 8	Seattle, WA	346	50%
Hyatt Rosemont(5)	Rosemont, IL	206	100%
Europe, Africa and the Middle East:
Park Hyatt Baku	Baku, Azerbaijan	159	100%
Park Hyatt Hamburg(3)(10)	Hamburg, Germany	252	—
Park Hyatt Jeddah(5)	Jeddah, Saudi Arabia	142	8%
Park Hyatt Milan	Milan, Italy	112	30%
Park Hyatt Zurich(5)	Zurich, Switzerland	142	100%
Park Hyatt Paris-Vendôme	Paris, France	167	100%
Andaz Liverpool Street(5)	London, England	267	100%
Grand Hyatt Berlin(3)(11)	Berlin, Germany	342	—
Hyatt Regency Baku	Baku, Azerbaijan	182	100%
Hyatt Regency Bishkek(5)	Bishkek, Kyrgyz Republic	178	87%
Hyatt Regency Cologne(3)	Cologne, Germany	306	—
Hyatt Regency Mainz(3)	Mainz, Germany	268	—
Asia Pacific:
Grand Hyatt Bali	Bali, Indonesia	648	10%
Grand Hyatt Mumbai	Mumbai, India	547	50%
Grand Hyatt Seoul	Seoul, South Korea	601	100%
Hyatt Regency Kyoto	Kyoto, Japan	189	20%
Hyatt Regency Osaka(3)(12)	Osaka, Japan	480	—
Bali Hyatt	Bali, Indonesia	386	10%
Latin America:
Park Hyatt Mendoza, Hotel Casino & Spa	Mendoza, Argentina	186	50%
Grand Hyatt São Paulo	São Paulo, Brazil	466	50%
Select Service:
United States:
Hyatt Place Albuquerque Airport	Albuquerque, NM	127	100%
Hyatt Place Atlanta/Alpharetta/Windward Parkway	Alpharetta, GA	127	100%
Hyatt Place Atlanta/Buckhead(3)(4)	Atlanta, GA	171	—
Hyatt Place Atlanta/Norcross/Peachtree	Norcross, GA	126	100%
Hyatt Place Atlanta/Perimeter Center	Atlanta, GA	150	100%

Property(1)	Location	Rooms	Ownership(2)
Hyatt Place Baltimore/Owings Mills	Owings Mills, MD	123	100%
Hyatt Place Birmingham/Inverness	Birmingham, AL	126	100%
Hyatt Place Boise/Towne Square	Boise, Idaho	127	100%
Hyatt Place Charlotte Airport/Tyvola Road	Charlotte, NC	127	100%
Hyatt Place Chicago/Hoffman Estates	Hoffman Estates, IL	126	100%
Hyatt Place Chicago/Itasca	Itasca, IL	126	100%
Hyatt Place Chicago/Lombard/Oak Brook	Lombard, IL	151	100%
Hyatt Place Cincinnati – Northeast	Mason, Ohio	127	100%
Hyatt Place Cincinnati Airport/Florence	Florence, KY	127	100%
Hyatt Place Cleveland/Independence	Independence, OH	127	100%
Hyatt Place Coconut Point	Estero, FL	108	50%
Hyatt Place Columbia/Harbison	Irmo, SC	127	100%
Hyatt Place Dallas/Arlington	Arlington, TX	127	100%
Hyatt Place Dallas/Plano	Plano, TX	127	100%
Hyatt Place Denver – South/Park Meadows	Lone Tree, CO	127	100%
Hyatt Place Denver Airport	Aurora, CO	126	100%
Hyatt Place Denver Tech Center	Englewood, CO	126	100%
Hyatt Place Detroit/Auburn Hills	Auburn Hills, MI	127	100%
Hyatt Place Detroit/Livonia	Livonia, MI	127	100%
Hyatt Place Fair Lawn/Paramus	Fair Lawn, NJ	143	100%
Hyatt Place Fort Worth Cityview	Fort Worth, TX	127	100%
Hyatt Place Fort Worth/Hurst	Hurst, TX	127	100%
Hyatt Place Fremont/Silicon Valley	Fremont, CA	151	100%
Hyatt Place Gilbert	Gilbert, AZ	127	50%
Hyatt Place Greensboro	Greensboro, NC	124	100%
Hyatt Place Lakeland Center(5)	Lakeland, FL	127	100%
Hyatt Place Louisville – East	Louisville, KY	121	100%
Hyatt Place Memphis Primacy Parkway	Memphis, TN	126	100%
Hyatt Place Minneapolis/Eden Prairie	Eden Prairie, MN	126	100%
Hyatt Place Mystic	Mystic, CT	79	100%
Hyatt Place Nashville/Brentwood	Brentwood, TN	124	100%
Hyatt Place Nashville/Opryland	Nashville, TN	123	100%
Hyatt Place Oklahoma City Airport	Oklahoma City, OK	126	100%
Orlando Airport Northeast(13)	Orlando, FL	128	100%
Hyatt Place Orlando/Convention Center	Orlando, FL	149	100%
Hyatt Place Orlando/Universal	Orlando, FL	151	100%
Hyatt Place Phoenix – North	Phoenix, AZ	127	100%
Hyatt Place Pittsburgh Airport	Pittsburgh, PA	127	100%
Hyatt Place Pittsburgh/Cranberry	Cranberry Township, PA	127	100%
Hyatt Place Princeton	Princeton, NJ	122	100%
Hyatt Place Raleigh – North	Raleigh, NC	127	100%
Hyatt Place Richmond/Arboretum	Richmond, VA	127	100%
Hyatt Place Sacramento/Rancho Cordova	Rancho Cordova, CA	127	100%
Hyatt Place San Antonio – Northwest/Medical Center	San Antonio, TX	126	100%
Hyatt Place Scottsdale/Old Town	Scottsdale, AZ	127	100%
Hyatt Place Secaucus/Meadowlands(5)	Secaucus, NJ	159	100%
Hyatt Place Tampa/Busch Gardens	Tampa, FL	126	100%
Hyatt Summerfield Suites Boston/Waltham	Waltham, MA	135	100%
Hyatt Summerfield Suites Denver Tech Center	Englewood, CO	135	100%

Property(1)	Location	Rooms	Ownership(2)
Hyatt Summerfield Suites Miami Airport	Miami, FL	156	100%
Hyatt Summerfield Suites Parsippany/Whippany	Parsippany, NJ	135	100%
Hyatt Summerfield Suites Morristown	Morristown, NJ	132	100%

(1)	Does not include Hotel Mar Monte, Santa Barbara, CA, as this is not a Hyatt-branded property.
(2)	Unless otherwise indicated, ownership percentages include both the property and underlying land.
(3)	Property is accounted for as a capital or an operating lease.
(4)	Hotel is included in our portfolio of 96 owned hotels.
(5)	Our ownership interest in the property is subject to a third-party ground lease on the land.
(6)	We hold a deeded interest in this hotel property that is subject to certain restrictions, which could cause the interest to lapse as early as calendar year 2079.
(7)	In June 2009, the lender received a successful bid for transfer of title to it (or its designee), pursuant to foreclosure proceedings; a court order confirming the sale and directing the sheriff to issue a deed transferring title to the hotel property to lender or its designee was entered on July 9, 2009. No appeals have been filed and no timely motions for a stay pending appeal have been filed. Issuance of the deed by the sheriff to lender or its designee is pending; however, once the deed is issued to lender or its designee we will no longer hold an equity interest in this hotel property.
(8)	A foreclosure action was initiated by the mortgage lender on this property in April 2009. The proceedings are pending.
(9)	We own an approximately 50% interest in a partnership and in July 2009 exercised our option to acquire an additional 43.0% interest in this partnership which will bring our interest to approximately 93%.
(10)	We own a 50% interest in the entity that is the operating lessee.
(11)	We own an 82% interest in the entity that is the operating lessee.
(12)	We own an approximately 11% interest in the entity that is the operating lessee.
(13)	Hotel is currently branded as an AmeriSuites hotel.

Below is a summary of our Hyatt managed, franchised and owned and leased hotels and residential and vacation ownership properties by segment for all periods presented.

	June 30, 2009		June 30, 2008		December 31, 2008		December 31, 2007		December 31, 2006
	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms
North America Management and Franchising
Full Service Hotels
Managed	105	57,723	105	57,780	104	57,567	104	55,709	109	56,995
Franchised	10	3,210	9	2,966	10	3,212	7	2,425	3	1,013

Full Service Managed and Franchised	115	60,933	114	60,746	114	60,779	111	58,134	112	58,008
Select Service Hotels
Managed	80	10,285	96	12,325	94	12,064	99	12,651	107	13,773
Franchised	88	11,124	56	6,810	65	8,014	48	5,885	49	6,186

Select Service Managed and Franchised	168	21,409	151	19,135	159	20,078	147	18,536	156	19,959

International Management and Franchising
Managed	103	33,924	101	33,984	102	33,985	100	33,458	99	32,434
Franchised	2	988	2	992	2	992	2	992	2	992

Managed and Franchised	105	34,912	103	34,976	104	34,977	102	34,450	101	33,426

Total Managed and Franchised	388	117,254	368	114,857	377	115,834	360	112,120	369	111,393
Vacation Ownership Properties	15	933	13	885	14	918	13	885	13	885
Residences	10	1,322	8	1,225	8	1,225	8	1,225	7	1,140

Grand Total Portfolio	413	119,509	389	116,967	399	117,977	381	113,230	389	113,418

Included in the summary above, are the following owned and leased properties:

	June 30, 2009		June 30, 2008		December 31, 2008		December 31, 2007		December 31, 2006
	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms	Properties	Rooms
Owned and Leased
Full Service Owned and Leased	47	21,468	45	20,964	46	20,967	45	20,724	45	19,865
Select Service Owned and Leased	55	7,169	56	7,319	55	7,169	55	7,169	64	7,358

Total Owned and Leased	102	28,637	101	28,283	101	28,136	100	27,893	109	27,223

Corporate Headquarters and Divisional Offices

Our corporate headquarters are located at 71 South Wacker Drive, 12th Floor, Chicago, Illinois. These offices consist of approximately 196,131 square feet (net of subleased space). The lease for this property initially expires on February 29, 2020, with an option to renew and increase the rentable square feet. We also lease 74,067 square feet of office space at 200 West Monroe Street, Chicago, Illinois. The lease for this property initially expires on March 31, 2016 with an option to renew and increase the rentable square feet.

In addition to our corporate headquarters, we lease space for our divisional offices, service centers and sales offices in multiple locations, including Beijing and Hong Kong, People’s Republic of China; Dubai, United Arab Emirates; Gurgaon (NCR) and Mumbai, India; London, United Kingdom; Mainz, Germany; Marion, Illinois; Melbourne, Australia; Mexico City, Mexico; Moore, Oklahoma; Omaha, Nebraska; St. Petersburg, Florida; Tokyo, Japan; and Zurich, Switzerland.

We believe that our existing office properties are in good condition and are sufficient and suitable for the conduct of our business. In the event we need to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Legal Proceedings

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers’ compensation and other employee claims and claims related to our management of certain hotel properties. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which includes commercial matters, we recognize a liability when we believe the loss is probable and reasonably estimable. We believe we have adequate reserves. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of September 30, 2009 are set forth below:

Name	Age	Position
Thomas J. Pritzker	59	Executive Chairman of the board of directors
Mark S. Hoplamazian	45	President, Chief Executive Officer and Director
Harmit J. Singh	46	Chief Financial Officer
Stephen G. Haggerty	41	Global Head of Real Estate and Development
Rakesh Sarna	52	Chief Operating Officer—International
H. Charles Floyd	49	Chief Operating Officer—North America
Robert W. K. Webb	53	Chief Human Resources Officer
Susan T. Smith	58	Senior Vice President, General Counsel, Secretary
John Wallis	56	Global Head of Marketing and Brand Strategy
Bernard W. Aronson	63	Director
Richard A. Friedman	51	Director
Susan D. Kronick	58	Director
Mackey J. McDonald	62	Director
John D. Nichols	79	Director
Gregory B. Penner	39	Director
Penny Pritzker	50	Director
Michael A. Rocca	64	Director
Byron D. Trott	50	Director
Richard C. Tuttle	54	Director

Thomas J. Pritzker has been a member of our board of directors since August 2004 and our Executive Chairman since August 2004. Mr. Pritzker served as our Chief Executive Officer from August 2004 to December 2006. Mr. Pritzker was appointed President of Hyatt Corporation in 1980 and served as Chairman and Chief Executive Officer of Hyatt Corporation from 1999 to December 2006. Mr. Pritzker is Chairman and Chief Executive Officer of The Pritzker Organization, LLC, the principal financial and investment advisor to various Pritzker family business interests, including Hyatt. Mr. Pritzker is Chairman of Marmon Holdings, Inc. and also serves as a Director of Royal Caribbean Cruises Ltd. and TransUnion Corp., a credit reporting service company. He is a founding member, Manager and Chairman of the board of managers of Bay City Capital LLC, a life sciences venture capital firm. Mr. Pritzker is a Director and Vice President of The Pritzker Foundation, a charitable foundation; Director and President of the Pritzker Family Philanthropic Fund, a charitable organization; and Chairman and President of The Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize. Mr. Pritzker is a first cousin of Ms. Penny Pritzker, who is also a member of our board of directors.

Mark S. Hoplamazian has been a member of our board of directors since November 2006. He has served as our President and Chief Executive Officer since December 2006, as interim President from July 2006 to December 2006 and Vice President from August 2004 to December 2004. Mr. Hoplamazian is a Vice President of The Pritzker Organization, LLC (TPO), the principal financial and investment advisor to various Pritzker family business interests, including Hyatt. From April 2004 to August 2009, Mr. Hoplamazian served as President and Director of TPO and has served in various capacities with TPO and its predecessors since its formation in 1997, including managing its merchant banking and investment activities. Mr. Hoplamazian currently serves on the Board of Trustees of The Latin School of Chicago. He is a member of the Discovery Class of the Henry Crown Fellowship at the Aspen Institute.

Harmit J. Singh has served as our Chief Financial Officer since August 2008. Mr. Singh leads the Company’s finance, accounting, treasury, strategic financial planning and analysis, tax, risk and information technology functions worldwide. Mr. Singh has over 25 years of financial experience in the travel, financial services, restaurant and hospitality industries. He joined Hyatt after spending 14 years at Yum! Brands, Inc., a restaurant company. Mr. Singh most recently served as Senior Vice President and Chief Financial Officer for Yum!, International from December 2005 to July 2008. Prior to this position, Mr. Singh served in several senior financial roles, including Senior Vice President and Chief Financial Officer for Pizza Hut—United States, Vice President Finance—Yum!, International, Chief Financial Officer—India and Chief Financial Officer—Asia. Prior to joining Yum! in 1994, Mr. Singh worked in various financial capacities for American Express India, a worldwide travel, financial and network services company. Mr. Singh serves on the board of directors of Avendra, LLC.

Stephen G. Haggerty has served as our Global Head of Real Estate and Development since August 2007 and our Executive Vice President—Real Estate and Development from June 2007 to August 2007. Mr. Haggerty has responsibility for our global development team, our global feasibility and development finance team, our global asset management team that oversees all of our owned hotel properties and development of hotels and vacation ownership properties in which we have ownership. Prior to joining us, Mr. Haggerty spent 13 years serving in several positions of increasing responsibility with Marriott International, Inc., a lodging company, most recently in London as Senior Vice President, International Project Finance and Asset Management for Europe, Africa and the Middle East from 2005 to 2007. Prior to this position, from 2003 to 2005, Mr. Haggerty served as Marriott’s Senior Vice President of Global Asset Management and Development Finance and previously lived in Asia for nine years holding a variety of roles relating to development at Marriott.

Rakesh Sarna has served as our Chief Operating Officer—International since August 2007. Mr. Sarna has been with us since 1979. Mr. Sarna is responsible for management of our full service hotels and resorts outside of the United States, Canada and the Caribbean. Mr. Sarna is responsible for management of Park Hyatt and Andaz hotels on a global basis. He also oversees the operations of our Divisional offices in Zurich, Switzerland, Hong Kong, Dubai, UAE and Mexico City and oversees various corporate functions in Chicago, IL. Since June 2007, Mr. Sarna has served as the Chief Operating Officer for Hyatt International Corporation. From September 2006 to June 2007, he served as Senior Vice President for Hyatt International Corporation. Prior to that, from April 2001 to September 2006, Mr. Sarna served as our Vice President of Operations for Europe, Africa and the Middle East, and from September 1999 to April 2001 as Director of Operations for Europe, Africa and the Middle East. Prior to that, from January 1997 to September 1999, he served as regional director for South Asia. Mr. Sarna joined Hyatt in 1979 and has held a variety of senior management Food and Beverage positions and served as General Manager for Hyatt Regency Belgrade, Park Hyatt UN Plaza, New York and Hyatt Regency Macau.

H. Charles Floyd has served as our Chief Operating Officer—North America since August 2007. Mr. Floyd has been with us since 1981. Mr. Floyd is responsible for management of our full service hotels and resorts as well as Hyatt Place and Summerfield Suites brands in the United States, Canada and the Caribbean. In addition, he oversees Hyatt Vacation Ownership, Inc. (HVOI) and the Franchise Owner Relations Group, which supports both full service and select service and extended stay franchisees. He also oversees various corporate functions, including sales, human resources, product and design, rooms, food and beverage and engineering. Prior to assuming his current position, Mr. Floyd served in a number of senior positions at Hyatt, including Executive Vice President—North America Operations and Senior Vice President of Sales, as well as various managing director and general manager roles at Hyatt.

Robert W. K. Webb has served as our Chief Human Resources Officer since August 2007. Prior to joining Hyatt, Mr. Webb served as Head of Global Service Delivery for Citi Employee Services at Citigroup Inc., a global financial services company. During his 19-year tenure at Citigroup and two predecessor companies, Mr. Webb served as Chief Administrative Officer for a global business unit, and held several senior human resources roles in North America and international operations. Mr. Webb serves as a Director of Chicago Children’s Museum and Junior Achievement of Chicago.

Susan T. Smith has served as our Senior Vice President, General Counsel and Secretary since April 2005. She has been a licensed attorney since 1982. Prior to joining Hyatt, Ms. Smith served in a number of roles, including as Vice President, General Counsel and Secretary for First Health Group Corp., a publicly traded company that provided health benefit services to self-funded national employers. First Health was acquired by Coventry Health Care, Inc. in January 2005. Before joining First Health in 1992, she was a shareholder at Pryor, Carney & Johnson, PC, a Denver law firm.

John Wallis has served as our Global Head of Marketing and Brand Strategy since November 2008. Mr. Wallis’ career with Hyatt began in 1981. Prior to his current role, Mr. Wallis served as Senior Vice President, Product and Brand Development since August 2007. From 2004 through 2007, Mr. Wallis served as our Senior Vice President, Global Asset Management, where he was responsible for the management of more than 40 Hyatt-owned properties across North America, Latin America, Europe and Asia. He has also served in a variety of other management positions, including Senior Vice President—Global Asset Management, Senior Vice President—Product and Brand Development, Senior Vice President of Marketing and Sales, and Vice President of Marketing for Hyatt International Corporation, General Manager and Regional Vice President-Gulf States for Hyatt Regency Dubai, Executive Assistant Manager Food and Beverage for Hyatt Regency Kuwait, Hyatt Regency Fiji and Hyatt Kingsgate Sydney and various other food and beverage management positions.

Bernard W. Aronson has been a member of our board of directors since December 2004. Mr. Aronson is the founder and Managing Partner of ACON Investments, LLC, a private equity firm, and has served in this position since 1996. Prior to that, he served as International Advisor to Goldman, Sachs & Co.; he also served as Assistant Secretary of State for Inter-American Affairs. Mr. Aronson serves as a Director of Liz Claiborne, Inc., Royal Caribbean Cruises Ltd. and Mariner Energy Incorporated. Mr. Aronson is also a member of the Council on Foreign Relations.

Richard A. Friedman has been a member of our board of directors since June 2009. Mr. Friedman joined Goldman, Sachs & Co., a full-service global investment banking and securities firm, in 1981, and has been a Partner there since 1990. He has been a Managing Director at Goldman Sachs & Co. since 1996 and is the Head of the Merchant Banking Division of Goldman, Sachs & Co. Mr. Friedman is also the Chairman of the Corporate Investment Committee of the Merchant Banking Division and a Member of the Management Committee of The Goldman Sachs Group, Inc. Mr. Friedman is the Chairman of Yankees Entertainment and Sports Network, LLC (YES).

Susan D. Kronick has been a member of our board of directors since June 2009. Since February 2009, Ms. Kronick has served as the Vice Chair of Macy’s Inc., an operator of department stores; prior thereto she served as Vice Chair, Department Store Divisions of Macy’s Inc. since February 2003. Ms. Kronick served as Group President, Regional Department Stores of Macy’s Inc. from April 2001 to February 2003; and prior thereto she served as Chairman and Chief Executive Officer of Macy’s Florida from June 1997 to February 2003. Ms. Kronick also serves on the board of The Pepsi Bottling Group, Inc.

Mackey J. McDonald has been a member of our board of directors since June 2009. Mr. McDonald is the retired chairman and Chief Executive Officer of VF Corporation, an apparel manufacturer. Mr. McDonald served as Chairman and Chief Executive Officer of VF Corporation from 1998 until his retirement in August 2008. From 1996-2006, he was the President of VF Corporation; and prior thereto he served as VF Group Vice President. Mr. McDonald also serves on the board of Wells Fargo and Company.

John D. Nichols has been a member of our board of directors since December 2006. From 2002 to 2005, Mr. Nichols served as President and Chief Executive Officer of Marmon Holdings, Inc., an international association of more than 125 manufacturing and service businesses. Mr. Nichols also served as the Chief Executive Officer and Chairman of Illinois Tool Works Inc., a worldwide manufacturer of engineered products and equipment. He joined Illinois Tool Works in 1980. Mr. Nichols serves as Vice Chairman of Marmon Holdings, Inc. and is a Director of TransUnion Corp.

Gregory B. Penner has been a member of our board of directors since August 2007. Mr. Penner has been a General Partner at Madrone Capital Partners, LLC, an investment management firm, since 2005. From 2002 to 2005, he was the Senior Vice President and Chief Financial Officer of Wal-Mart Japan, and he continues to serve as a Director of Wal-Mart Stores, Inc., Baidu, Inc. and Cuil Inc. In addition, Mr. Penner serves as a Director of 99Bill Corporation based in Shanghai, China. Prior to joining Wal-Mart, Mr. Penner was a General Partner at Peninsula Capital, an early stage venture capital fund and a financial analyst for Goldman, Sachs & Co.

Penny Pritzker has been a member of our board of directors since August 2004 and served on the board of directors of Hyatt Corporation and Hyatt International Corporation from 1999 to 2004. Ms. Pritzker is the Chairman of CC-Development Group, Inc., which operates Classic Residence by Hyatt, an owner and operator of upscale retirement communities throughout the United States; is Chairman and Chief Executive Officer of Classic Residence Management Limited Partnership, the manager of Classic Residence by Hyatt facilities; serves as President and Chief Executive Officer of Pritzker Realty Group, a real estate investment and advisory firm; is co-founder and Chairman of The Parking Spot, a near-airport parking company; serves as Chairman of TransUnion Corp., a credit reporting service company; is a Director and Vice President of The Pritzker Foundation, a charitable foundation; and served as National Finance Chair of Barack Obama’s presidential campaign. Ms. Pritzker is the first cousin of Mr. Thomas J. Pritzker, who is our executive chairman.

Michael A. Rocca has been a member of our board of directors since March 2008. From 1994 to 2000, Mr. Rocca served as Senior Vice President and Chief Financial Officer of Mallinckrodt Inc., a pharmaceutical and medical device manufacturer. Prior to 1994, Mr. Rocca served in a variety of capacities for Honeywell Inc., a diversified technology and manufacturing company. Mr. Rocca also serves as a Director of St. Jude Medical Inc. and Lawson Software, Inc.

Byron D. Trott has been a member of our board of directors since August 2007. He serves as Managing Partner and Chief Investment Officer of BDT Capital Partners Fund I, L.P. Prior thereto, Mr. Trott had been with Goldman, Sachs & Co. for over 25 years. Mr. Trott was the head of Goldman, Sachs & Co.’s Chicago office and Midwest Region from 1994 to April 2009 and had been Vice Chairman of Investment Banking for Goldman, Sachs & Co. for over 4 years. He was also a member of the Investment Committee of The Goldman, Sachs & Co.’s Principal Investment Area and Investment Banking Division’s Operating Committee. Mr. Trott currently is an Advisory Director of Enterprise Rent-A-Car Company.

Richard C. Tuttle has been a member of our board of directors since December 2004. Mr. Tuttle is a founding Principal at Prospect Partners, LLC, a lower-middle-market private equity firm, and has held this position since 1998. Prior to founding Prospect Partners, he was Executive Vice President of Corporate Development for Health Care & Retirement Corp, now Manor Care, Inc., a healthcare services company. He served as a Director of Manor Care until December 2007 and also served as a Director of Cable Design Technologies, now Belden Inc., for 17 years. Mr. Tuttle is Chairman of the boards of Velvac Holdings, Inc., ESI Lighting, Inc., Office Resources, Inc. and Tender Products Corporation and Polymer Holding Corporation.

Other than the relationships of Mr. Thomas J. Pritzker and Ms. Penny Pritzker as described above, there are no family relationships among any of our directors or executive officers. Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of twelve members. Our certificate of incorporation requires that the size of our board of directors be not less than five nor more than 15 members, and that the size of the board be determined from time to time by the board of directors. Upon the completion of this offering, the board of directors will be divided into three classes, with each class serving for a staggered three-year term. The board of directors will initially consist of four class I directors, four class II directors and four class III directors. Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Aronson, Rocca and Hoplamazian and Ms. Pritzker;

•	The Class II directors are Messrs. Nichols, Pritzker, Trott and Tuttle; and

•	The Class III directors are Messrs. McDonald, Friedman and Penner and Ms. Kronick.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2010, 2011 and 2012, respectively. While voting agreements entered into with or among our major stockholders are in effect, they may provide our board of directors with effective control over the election of directors. See “Risk Factors—Risks Related to Share Ownership and this Offering.” Directors can be removed from our board of directors only for cause. Vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, can be filled only by a majority of remaining directors then in office.

Pursuant to a stockholders’ agreement among us and certain of our investors (referred to in this prospectus as the 2007 Stockholders’ Agreement), Madrone GHC and GS Capital Partners VI Parallel, L.P., an affiliate of Goldman, Sachs & Co., each has the right to designate, and our board of directors has appointed, one representative to the board. Mr. Penner has been appointed as Madrone GHC’s designee and Mr. Friedman has been appointed as GS Capital Partners VI Parallel, L.P.’s designee. The right of these investors to designate representatives for appointment to our board of directors terminates, and each designee is required to resign if we so request, immediately prior to the consummation of this offering. Although Mr. Penner and Mr. Friedman will no longer be appointed pursuant to a contractual right, they will continue to serve as directors following this offering.

Pursuant to our employment letter with Mr. Thomas J. Pritzker, we have agreed that so long as he is a member of our board of directors we will use our commercially reasonable efforts to appoint him as our executive chairman as long as he is willing and able to serve in that office. If he is not re-appointed as executive chairman, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Pursuant to our employment letter with Mr. Mark S. Hoplamazian, we have agreed that so long as he is the president and chief executive officer of Hyatt, we will use our commercially reasonable efforts to nominate him for re-election as a director prior to the end of his term. If he is not re-elected to the board of directors, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Director Independence

Our board of directors has reviewed the relationships between each director and Hyatt, including the relationships described in “Certain Relationships and Related Party Transactions.” As a result of this review, our board of directors has determined that each of Messrs. Aronson, Friedman, McDonald, Rocca, Trott and Tuttle and Ms. Kronick and Ms. Pritzker is an “independent director” under applicable SEC rules and the listing standards of the New York Stock Exchange.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee finance committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. The composition of each committee will comply with the listing requirements and other rules of the NYSE.

Audit Committee

Upon completion of this offering, our audit committee will consist of Messrs. Rocca and Tuttle and Ms. Kronick, with Mr. Rocca serving as Chairman. Our board of directors has also determined that each of Messrs. Rocca and Tuttle and Ms. Kronick is independent within the meaning of applicable SEC rules and the listing standards of the NYSE, and has determined that Mr. Rocca is an audit committee financial expert, as such term is defined in the rules and regulations of the SEC. The audit committee has oversight responsibilities regarding:

•	the integrity of our financial statements and our financial reporting and disclosure practices;

•	the soundness of our system of internal controls regarding finance and accounting compliance;

•	the annual independent audit of our consolidated financial statements;

•	the independent registered public accounting firm’s qualifications and independence;

•	the engagement of the independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	compliance with our Code of Business Conduct and Ethics; and

•

addressing requests for waivers of conflict of interest situations and addressing certain concerns related to accounting, internal accounting controls and auditing matters as provided in our Corporate Governance Guidelines.

The audit committee shall also prepare the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

Our board of directors has adopted a written charter for our audit committee, which will be available upon completion of this offering on our website at www.hyatt.com.

Finance Committee

Our finance committee consists of Messrs. Pritzker, Hoplamazian and Penner and Ms. Pritzker, with Mr. Pritzker serving as Chairman. The finance committee is authorized to discharge the board’s responsibilities relating to:

•

long and short-term financings, including, without limitation, (i) borrowing of funds from, or issuance of debt securities to, one or more lenders in amounts, in each case, in excess of $50,000,000, (ii) designation and issuance of our equity securities and matters related to the sale and marketing thereof, (iii) financial guarantees in excess of $50,000,000, and (iv) credit support in excess of $50,000,000;

•

changes in our capital structure, including, but not limited to, (i) cash and stock dividend policies, (ii) programs to repurchase our stock, (iii) issues relating to the redemption and/or issuance of our preferred stock, and (iv) stock splits;

•	investments (including the making of loans), divestitures and acquisitions, in each case in excess of $50,000,000;

•	capital expenditures and leasing arrangements, in each case in excess of $50,000,000; and

•	oversight of administration and asset management of our unfunded and funded plans and amounts held for operating needs.

Our board of directors has adopted a written charter for our finance committee, which will be available upon completion of this offering on our website at www.hyatt.com.

Compensation Committee

Our compensation committee consists of Messrs. McDonald, Aronson, Friedman and Ms. Pritzker, with Mr. McDonald serving as Chairman. Our board of directors has determined that each of Messrs. McDonald, Aronson and Friedman and Ms. Pritzker is independent within the meaning of the listing standards of the NYSE. The compensation committee is authorized to discharge the board’s responsibilities relating to:

•

the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to enable us to achieve superior operating results;

•	the goals, objectives and compensation of our President and Chief Executive Officer, including evaluating the performance of the President and Chief Executive Officer in light of those goals;

•	the compensation of our other executives and non-management directors;

•	ensuring that succession planning takes place for the Chief Executive Officer and other senior management positions;

•	our compliance with the compensation rules, regulations and guidelines promulgated by the NYSE, the SEC and other law, as applicable; and

•	the issuance of an annual report on executive compensation for inclusion in our annual proxy statement, once required.

Our board of directors has adopted a written charter for our compensation committee, which will be available upon completion of this offering on our website at www.hyatt.com.

During 2008 the compensation committee relied upon information provided by Mercer in setting compensation for our named executive officers, as more thoroughly discussed below. Mercer was engaged by us and not by the compensation committee directly. Mercer was asked to provide us information and data regarding appropriate peer groups so that we could assess the competitiveness of our executive compensation package. Mercer was also asked to help us devise our total rewards compensation philosophy and advise management on current incentive compensation and executive benefit practices.

In making decisions about executive compensation, the compensation committee considered input from Mercer, our executive chairman, chief executive officer and chief human resources officer and our global head of total rewards. However, the compensation committee ultimately makes all compensation decisions regarding our executive officers, other than our executive Chairman, whose compensation is approved by the full board of directors.

The compensation committee may delegate its duties to a subcommittee under the terms of its charter. In addition, under the terms of our LTIP the compensation committee may delegate to other board members and to our officers the authority to make awards and to amend LTIP awards, except that it may not delegate the authority to make any awards to officers who are subject to Section 16 of the Exchange Act or to make awards to themselves. To date, the compensation committee has not delegated any of its authority under the LTIP.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Aronson, Trott and Tuttle, with Mr. Aronson serving as chairman. Our board of directors has determined that each of Messrs. Aronson, Trott and Tuttle is independent within the meaning of the listing standards of the NYSE. The nominating and corporate governance committee is authorized to:

•

assist the board in identifying individuals qualified to become board members consistent with criteria approved by the board and set forth in the corporate governance guidelines and to recommend director nominees to the board;

•	take a leadership role on shaping the corporate governance of the company, including developing and recommending to the board corporate governance guidelines and practices applicable to the company;

•	recommend board committee nominees to the board; and

•	evaluate the board’s and management’s performance.

After completion of this offering, the committee will assist the board of directors in the selection of nominees for election as directors at each annual meeting of our stockholders. Our board of directors has adopted a written charter for our nominating and corporate governance committee, which will be available upon completion of this offering on our website at www.hyatt.com.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and associates. Any waiver of the provisions of the Code of Business Conduct and Ethics for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers must be promptly disclosed to our stockholders. A copy of our Code of Business Conduct and Ethics will be available upon completion of this offering on our website at www.hyatt.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as well as the skill level we require of members of our board of directors.

Retainers and Committee Fees

Our directors who are also our employees do not receive any additional compensation for their services as our directors. Accordingly, Mr. Thomas Pritzker and Mr. Nicholas J. Pritzker, a former officer and director, did not receive any compensation for services as directors in 2008. Members of the board of directors who are not our employees are entitled to receive annual cash retainers of $50,000 and stock compensation of $75,000. Directors may elect to receive their annual cash retainer in Class A common stock. For new non-employee directors, their annual stock compensation is pro rated based on the number of whole fiscal quarters served during the fiscal year. The annual cash and stock retainers are paid at the end of each quarter, provided the director served for the full fiscal quarter. Committee members and the chairman of each committee receive the following additional cash retainers:

	Committee Member Retainer	Committee Chairman Retainer
Audit Committee	$9,000	$25,000
Compensation Committee	3,000	12,000
Nominating and Corporate Governance Committee	3,000	6,000
Finance Committee	3,000	6,000

The chairman of a committee receives only the chairman retainer and does not also receive the committee member retainer. Committee retainers are paid within 30 days after our annual meeting and are pro rated based on the number of full fiscal quarters served or expected to be served in that capacity. In addition, each non-employee committee member receives cash compensation of $1,200 for each full committee meeting attended (in person or by telephone). All of our directors are reimbursed for reasonable expenses incurred in connection with attending board of director meetings and committee meetings and for attending corporate functions on our behalf.

Newly Elected Directors

In addition to the annual cash and stock compensation, each non-employee director upon joining the board receives $75,000 of our common stock provided they remain a director on the date that is thirteen months following their election as a director, either in the form of restricted stock or deferred stock as they may elect. The number of shares of our Class A common stock received is based on the value of the shares on the date the director is first elected to the board.

Directors Deferred Compensation Plan

Each non-employee director may elect to defer all or any portion of his or her annual cash and stock retainers under our Directors Deferred Compensation Plan. Once an election is made to defer a retainer, the decision may be revoked or changed only for subsequent calendar years. Under the Directors Deferred Compensation Plan, a director who elects to defer any of his or her annual cash retainer may elect to have such amount invested in a notional cash account, which is credited with interest quarterly at the prime rate, or in stock units equivalent to our common stock. Deferrals of annual stock retainers are invested in stock units equivalent to our common stock. Any retainers deferred into stock units are entitled to receive additional stock units equal to the amount of any dividends payable on the stock units held by the director. The director may also elect to receive payment for any such deferrals at either the date of the director’s departure from the board or on the last business day of March of the fifth year following the year in which such retainer was earned. Stock units are paid in shares of our Class A common stock from shares reserved for issuance under our LTIP.

The following table provides information related to the compensation of our non-employee directors earned for 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Bernard W. Aronson	$71,000	$75,000	$—	$—	$146,000
Norman R. Bobins(2)(3)	70,400	75,000	—	—	145,400
John D. Nichols(2)	69,800	75,000	—	—	144,800
Gregory B. Penner(2)	69,800	150,000	—	—	219,800
Nicholas J. Pritzker(4)	182,000	—	300,000	89,655	571,655
Penny Pritzker(5)	66,800	—	—	—	66,800
Michael A. Rocca(6)	73,300	56,250	—	—	129,550
Byron D. Trott	65,600	150,000	—	—	215,600
Richard C. Tuttle(2)	76,400	75,000	—	—	151,400

(1)	Amount reflects the total compensation expense for the year ended December 31, 2008, calculated in accordance with SFAS No. 123R for the stock or stock units granted in payment of their annual and initial stock retainer of $75,000 each. As the directors are fully vested in their stock awards when granted, the grant date fair value of the stock and stock units as determined under SFAS No. 123R was the same as the amount noted above. The valuation assumptions used in determining such amounts are described in note 16 to our audited consolidated financial statements included in this prospectus. As described above under “—Directors Deferred Compensation Plan” directors may elect to defer their stock and cash fees into stock units. The following table sets forth the outstanding stock units held by each director as of December 31, 2008:

Name	Stock Units
Bernard W. Aronson	1,838
John D. Nichols	2,268
Richard C. Tuttle	2,268

(2)	Messrs. Bobins and Penner elected to receive their annual cash retainers of $50,000 in the form of our common stock. Messrs. Nichols and Tuttle deferred their annual cash retainer of $50,000 into restricted stock units under the Directors Deferred Compensation Plan. The number of shares of common stock or stock units received by each of these directors was based on a $26.00 per share valuation, resulting in 1,923 shares of common stock or stock units, as applicable, being issued.
(3)	Mr. Bobins retired from the board of directors effective June 2, 2009.
(4)

Mr. Nicholas J. Pritzker retired from the board of directors effective June 2, 2009. During 2008, Mr. Pritzker also served as an employee and, therefore, did not receive any compensation for services as a director. The compensation reflected above represents the amounts he received as an employee in 2008 as salary, non-equity incentive plan compensation and all other compensation. Mr. Pritzker did not receive any equity awards in 2008. The amount set forth under All Other Compensation represents amounts received from a holiday gift, $20,911 of above market interest earned on his non-qualified deferred compensation plans, auto allowance, parking, $12,000 employer contribution to his DCP (described below under “—Narrative to Summary Compensation Table”) (which amount is reimbursed to us by Mr. Pritzker) and a $38,993 contribution to a deferred contribution arrangement pursuant to which we are required to contribute 25% of his base salary each year, less the matching contribution we make to the 401(K) plan on his behalf, and a $6,507 match to the 401(k) plan. In addition, $5,300,532 was transferred to his DCP account upon termination of the SERP. See discussion below under the narrative to Pension Benefits Table, for a description of the SERP termination and calculation of the amount transferred into his DCP account.

(5)	Ms. Pritzker waived her right to receive the annual stock compensation of $75,000 for 2008.
(6)	Mr. Rocca was elected to the board of directors in March 2008 and, therefore, he received only three quarters of the annual cash and stock retainers for 2008. He received his initial stock retainer on April 11, 2009, 13 months following election to the board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

Our goal is to be the preferred brand for guests and owners and the preferred employer for employees. We believe that this goal is central to and best promotes long-term value creation for our stockholders. Our compensation philosophy is to provide an appropriate base of cash compensation and to align all incentive and long-term components of compensation to long-term value creation for our stockholders. We have focused on defining annual financial and non-financial goals around metrics that we believe support and promote enhancement of long-term brand value. We believe that this is the best way to align our total rewards with creation of long-term stockholder value. To attract, recruit, develop and engage the talent needed to deliver on this ambition, our compensation programs are designed to:

•	retain the employee capabilities required to achieve our goal and appropriately motivate employees through the alignment of total rewards with performance goals;

•	address the needs and preferences of employees as individuals and as members of high-performing teams;

•

be innovative and competitive, recognizing the ever changing dynamics of the labor market and acknowledging that, in attracting, retaining and developing talent globally we need to offer compelling employment opportunities; and

•	be cost effective and financially sustainable over time under varying business conditions.

To accomplish these goals our executive compensation program is based on a total rewards program, which provides:

•	compensation, including forms of current cash and incentive compensation, as well as, long-term stock based compensation;

•	benefits, including retirement related, healthcare and other welfare programs;

•	work/lifestyle programs, including paid-time off, vacation, specified number of free hotel stays and other programs that promote well-being; and

•	training and development.

Our total rewards program is designed to provide rewards for superior individual, team and organizational performance.

The following describes the compensation elements of our total rewards program for our “named executive officers” (NEOs), including our principal executive officer, principal financial officer and our three most highly compensated executive officers. In addition, we have included Mr. Rose who held the position of principal financial officer prior to leaving our employment on May 15, 2008.

Our NEOs for 2008 were:

Name	Position
Thomas J. Pritzker	Executive Chairman
Mark S. Hoplamazian	President & Chief Executive Officer
Harmit J. Singh	Chief Financial Officer
H. Charles Floyd	Chief Operating Officer—North America
Rakesh K. Sarna	Chief Operating Officer—International
Kirk A. Rose	Senior Vice President—Finance and Treasurer (Principal Financial Officer) (Former)

Our compensation committee is responsible for establishing, maintaining and administering our compensation programs for our NEOs and other executives.

Role of the Outside Consultant

We retained Mercer as outside consultant to:

•	define a competitive total rewards compensation philosophy;

•	assess the competitiveness of our executive compensation program;

•	advise management on current incentive compensation and executive benefit practices; and

•	assist with the preparation of this Compensation Discussion and Analysis.

Mercer consultants also work with our human resources personnel on our plan design for retirement, international benefits and manager incentives, as well as the administration of our plans.

Role of Executive Officers

In making decisions about executive compensation, the compensation committee invites our executive chairman, our president and chief executive officer, our chief human resources officer and our global head of total rewards to present at the committee meetings various compensation proposals and to answer any questions the committee may have. With respect to the compensation of our chief executive officer, the compensation committee meets in executive session with the executive chairman and our chief human resources officer present.

Market Data

In 2007, we asked Mercer to assess the market competitiveness of our NEOs’ annual cash and long-term incentives. In doing so, Mercer used several survey sources, and where data for comparable positions was available in the hospitality/restaurant or lodging industry they provided such data. If no such data was available in the hospitality/restaurant or lodging industry, then general industry survey data was used. We included restaurant companies in our market data, along with our competitors in the hospitality and lodging business, as these are companies with which we often compete for management talent. For example, we recruited Mr. Singh, our Chief Financial Officer, from Yum! International, a division of Yum! Brands, Inc. The restaurant companies included in our market data surveys also have a similar business profile to ours, in that they have franchise operations, are in multiple locations and are in a customer oriented service business. Representative companies included in the surveys included the following:

Accor North America, Inc.	Darden Restaurants Inc	Mandalay Resort Group
Applebee’s International, Inc.	Delaware North Companies, Inc	Marriott International
Arby’s Restaurant Group	Denny’s Corporation	Papa John’s International, Inc.
Bob Evans Farms, Inc.	Domino’s Pizza	Royal Caribbean Cruises Ltd
Boston Market Corporation	Dunkin’ Brands, Inc.	Starbucks Coffee Company
Brinker International	Friendly Ice Cream Corporation	Starwood Hotels & Resorts
Buffets, Inc.	Harrah’s Entertainment, Inc.	Starwood Vacation Ownership
Burger King Corporation	Hilton Hotels Corporation	Subway Franchisee Advertising Fund Trust
California Pizza Kitchen	Host Marriott Corp	Treasure Island Resort & Casino
Cbrl Group	Intercontinental Hotels Group-America	Wendy’s International, Inc.
Choice Hotels International, Inc.	International Dairy Queen, Inc.	Yum! Brands, Inc.
Cke Restaurants Inc.	Kohler Company—Hospitality & Real Estate Group	Wyndham Worldwide Corp
Compass Group USA	Loews Corporation – Loews Hotels

For 2008 we set our base salaries, annual incentive targets and long-term incentives by reference to this review of market competitiveness, although we did not benchmark or target our NEOs’ pay to any particular percentile or level. Rather we used the data obtained from this review merely as one of the reference points for determining how our NEOs’ compensation compared to market levels.

Different Arrangements for Certain NEOs

Mr. Pritzker is subject to a different compensation program than the other NEOs. His compensation program is discussed separately below, under “—Executive Chairman Compensation.” We also agreed to some different compensation arrangements for Mr. Singh in connection with his recruitment and hiring in August 2008. These differences are included in the discussion of the other NEO compensation below and were determined by the compensation committee to be necessary in order to attract Mr. Singh. Finally, because Mr. Rose was employed for only part of the year and received severance upon his termination, his compensation is discussed separately below under “—Kirk Rose Separation.”

Key Elements of Total Rewards in 2008

Our total rewards programs include fixed and variable compensation as well as other benefits. We provide the following compensation elements to our NEOs:

Compensation Element	Purpose	Description
Base Salary	Fixed component of pay that fairly compensates the individual based upon level of responsibilities	Fixed cash payments

Annual Performance-Based Incentive	Align compensation with performance at the enterprise and business segment level	Variable annual cash award

Long-Term Incentives	Reward for creating long-term stockholder value and provide alignment with stockholders	Equity instruments, including stock appreciation rights and restricted stock units

Benefits	Retirement, health and other benefits that provide comprehensive long-term financial security to a globally mobile workforce, enable us to maintain a healthy and productive workforce and attract and retain employees	401(k) plan, deferred compensation programs with matching and retirement contributions, health, life and disability insurance as well as certain perquisites

Base Salary

Salaries for our NEOs are reviewed annually. Our NEOs’ salaries for 2008 reflected several factors, including time in the role, market levels and the desire to provide an appropriate base by which their overall total rewards level is set and measured. Mr. Hoplamazian’s base salary was not changed for 2008. Mr. Floyd’s salary was increased by 3.8% and Mr. Sarna’s salary was increased by 5.6% in 2008 based on our assessment of market practices and performance. Mr. Sarna’s increase was also consistent with his position and responsibilities, to which he was promoted in 2007.

Annual Incentive

Our annual incentive plan provides at-risk compensation designed to reward executives for achievement of operating results over a one-year period. Incentives are based on both financial and non-financial metrics that are intended to balance overall focus on corporate financial performance, business unit financial performance and strategic initiatives that will strengthen our competitive position. Our annual incentive plan also includes a discretionary element that provides flexibility in assessing how our executives are meeting the needs of our business.

For 2008 the financial measure focused on attainment of a target level “Performance EBITDA.” Performance EBITDA is similar to the computation of Adjusted EBITDA discussed earlier under “Prospectus Summary—Summary Consolidated Financial Data.” We used Performance EBITDA in 2008 for both our corporate and segment financial goals because we believed it was the measure that most highly correlated with long-term stockholder value at that time. See “—Compensation Going Forward” for refinement of the compensation measures used in 2009. The non-financial metrics are designed to align compensation with achievement in areas that build brand value over time.

Mr. Hoplamazian’s target and maximum incentives were set under the terms of his employment agreement entered into in 2006 upon his hiring as our CEO. See description of such agreement under “—Employment Agreements” below. The target and maximum incentive opportunities for our other NEOs are determined based on references to market data and the individual’s role in the organization. In particular, the compensation committee looked at the total compensation market data for these positions. The compensation committee did not set a pre-determined target weighting for the different forms of compensation or target to a certain percentile. Rather, they focused more on delivering a total compensation package which would attract a high level of talent while weighting more of the NEO’s total compensation potential on variable and long-term incentives, thereby aligning it with the interests of our stockholders. Additionally, since each of the other NEOs have comparable levels of responsibility for our success, the compensation committee determined that their target and maximum incentive levels should be the same. No minimum threshold is established for an incentive. For 2008 performance, the target and maximum annual incentive opportunities as a percentage of base salary for each NEO who participated in our annual incentive plan were as follows:

Position	Target	Maximum
Mark S. Hoplamazian	150%	300%
Harmit J. Singh	80%	120%
Rakesh K. Sarna	80%	120%
H. Charles Floyd	80%	120%

For 2008, Mr. Hoplamazian’s annual incentive was determined based on our corporate Performance EBITDA, and other qualitative goals established by the compensation committee, relating to strategic (long range planning and branding), organizational (staffing), financial (capital usage/planning) and personal developmental goals. His annual incentive was weighted 37.5% on corporate Performance EBITDA, 37.5% on qualitative goals and 25% discretionary. None of the qualitative goals had specific targets, nor did they have a specific weighting. Accordingly, whether or not the qualitative goals were met was determined in the discretion of the compensation committee based on input from our executive chairman. The compensation committee awarded him 29% of the 37.5% on the qualitative goals based on the following achievements:

•	Successfully recruiting a new CFO;

•	Building our leadership team;

•	Launching a global engagement survey;

•	Reinvigorating the guest loyalty program;

•	Enhancing our customer satisfaction tracking process;

•	Brand study completion;

•	Meeting capital deployment goals; and

•	Capital strategy.

The compensation committee awarded Mr. Hoplamazian a full 25% discretionary bonus for 2008 based on the following factors:

•	Expense management initiatives relative to deteriorating global business conditions;

•	Leadership strategies;

•	Strategic framework and focus;

•	Embedding our mission and goals; and

•	Effective internal control procedures.

The annual incentives of Messrs. Sarna and Floyd were weighted 30% on achievement of the Performance EBITDA goal, 30% based on segment financial goals for their areas of responsibility and 40% based on achievement of non-financial metrics relating to guest satisfaction, employee engagement and strategic initiatives, which are designed to strengthen our competitive position.

Given the emergence of a challenging economic environment, we did not achieve the corporate Performance EBITDA goal of $746,021,000 for 2008. Consequently, our NEOs forfeited this aspect of their incentive compensation.

The segment financial goals for 2008 for Messrs. Sarna and Floyd related to comparable operated chain revenues, comparable operated chain gross operating profit and segment Performance EBITDA, with the greatest weighting on segment Performance EBITDA. Comparable chain revenues and comparable chain gross operating profit represent the total revenues and gross operating profits for our comparable operated hotels within the chain. We consider our full service Hyatt hotels a chain of hotels which we further categorize based on our business segments – North America and international. Our select service hotels are also a chain. Mr. Floyd’s responsibilities include managing the operations of both the full service and select service chains of Hyatt hotels in North America while Mr. Sarna’s responsibilities include managing the operations of the full service chain of Hyatt hotels internationally.

Mr. Sarna’s financial goals also included management fee growth and RevPAR growth. We measure this RevPAR growth based on the period over period change in the aggregate RevPAR of the comparable operated hotels in the chain. Mr. Floyd’s financial goals also included relative market performance as measured by RevPAR Index. RevPAR Index is a commonly used industry metric which measures a hotel’s RevPAR performance relative to a group of other comparable competitive hotels. It is used as an indicator of relative market performance. We compute comparable operated hotel chain RevPAR Index by averaging the individual RevPAR indices of each of our comparable operated hotels within the chain.

The targets were set according to our business plans and were intended to be achievable, but not without effort. The hotel revenue and gross operating profit targets represent the results of hotel operations managed on behalf of third party hotel owners in addition to our wholly owned hotels. As such, our consolidated results of operations do not include these revenues and operating profits and, accordingly, the indicated growth targets below do not correspond to results reported in our consolidated results of operations.

Due to a decline in operating results in international hotel markets in 2008, Mr. Sarna did not achieve any of his segment’s financial goals and therefore received no payout under the annual incentive plan for that portion. Mr. Sarna’s financial goals for the international hotels for 2008 were:

Goal	Target	Weighting
Comparable Operated Full Service RevPAR Growth	11%	5%
Comparable Operated Full Service Chain Revenue Growth	10.4%	5%
Comparable Operated Full Service Chain Gross Operating Profit Growth	12.9%	5%
Comparable Operated Full Service Management Fee Growth	12.2%	5%
Segment Performance EBITDA	$131,343,000	10%

Mr. Floyd’s financial goals for our North American full service hotels and select service brands for 2008 were as follows:

Goal	Target	Weighting
Comparable Operated Full Service RevPAR Index	>0% growth	3.33%
Comparable Operated Full Service Chain Revenue Growth	5.7%	3.33%
Comparable Operated Full Service Chain Gross Operating Profit Growth	7.6%	3.33%
Comparable Operated Select RevPAR Index	>0% growth	3.33%
Comparable Operated Select Chain Revenues Growth	30.3%	3.33%
Comparable Operated Select Chain Gross Operating Profit Growth	75.4%	3.33%
Segment Performance EBITDA	$195,612,000	10%

Mr. Floyd met or exceeded his RevPar Index targets for both full service hotels and our select service brands, but did not achieve any of the other segment financial goals. Accordingly, he received a 6.67% payout under his segment financial goals out of the 30% available.

The non-financial goals for Messrs. Sarna and Floyd were qualitative in nature and did not have measurable targets. Mr. Sarna’s non-financial goals related to staff development and leadership. Mr. Floyd’s non-financial goals related to guest and meeting planner satisfaction, contribution toward sub-branding, owner relations and leadership. The compensation committee, based on input from Mr. Hoplamazian, determined in their discretion whether or not Messrs. Sarna and Floyd met their non-financial goals for 2008. For 2008, Mr. Sarna established key initiatives regarding staffing of our international properties, took a leadership role in organizing our global management meeting and accomplished the transition to his new role without disruption and accordingly, was determined to have met all of his non-financial goals resulting in a full 40% payout under that metric. Mr. Floyd was determined to have met all his goals regarding guest and meeting planner satisfaction and owner relations. With respect to his sub-branding and leadership goals, the compensation committee determined he achieved most of such goals, including his integration of our select service brands into our North American operations and coordination of our sub-brand project, although not in the time horizon anticipated. As a result, he was determined to have earned a payout of 38% of the 40% available for his non-financial goals.

Based on their performance for 2008, Messrs. Sarna and Floyd’s annual incentives as determined under the annual incentive plan would have been $185,920 and $209,354 respectively. However, due to Mr. Sarna meeting all of his qualitative goals, and Mr. Floyd meeting all of his market share performance goals, as well as overall performance given the challenging business environment, Mr. Hoplamazian recommended and the compensation committee approved a discretionary bonus for Messrs. Sarna and Floyd of 2.4% and 2.9% of base salary, respectively, which were the amounts that brought their total annual incentives to $200,000 and $226,000, respectively.

The actual annual incentive compensation earned for 2008 performance expressed as a percentage of base salary as in effect at year end for each NEO who participated in the annual incentive plan was as follows:

Name	Actual
Mark S. Hoplamazian	81% of salary (54% of target)
Rakesh. K. Sarna	34% of salary (43% of target)
H. Charles Floyd	39% of salary (49% of target)

Mr. Singh was not part of the annual incentive plan for 2008, as he did not join us until August. In connection with his hiring, Mr. Singh was instead guaranteed a minimum bonus of $200,000 for 2008. In addition, he received a new-hire bonus of $1,080,000 as replacement of short and long-term incentive amounts that he forfeited upon leaving his prior employer.

Long-Term Incentive

In 2008, we used equity in the form of stock appreciation rights (SARs) and restricted stock units (RSUs) granted under our LTIP as the means of providing long-term incentives to our executives. These annual incentives were granted after our share value for the prior fiscal year had been determined and are designed to:

•	drive and reward performance over an extended period of time to promote creation of long-term value for our stockholders;

•	create strong alignment with the long-term interests of our stockholders;

•	assist in retaining highly qualified executives; and

•	contribute to competitive total rewards.

SARs are designed to deliver value to executives only if our share price increases over the share value at the time of grant. Each vested SAR gives the holder the right to receive the excess of the value of one share of our common stock at the exercise date over the value of one share of our common stock at the date of grant. Generally, SARs vest annually over four years (25% per year) and are settled by delivery of our Class A common stock.

RSUs were granted to align the interests of our NEOs with our stockholders, to reward performance and to promote retention of our executives by providing equity compensation regardless of our share price. RSUs were first granted to executives (other than our CEO) in 2008 upon the recommendation of Mercer in light of the fact that the lodging industry is cyclical and, therefore, the volatility of the value of an RSU would be lower than the volatility of the value of a SAR. RSUs, accordingly, were intended to create a sense of ownership and to better align executives’ interests with our stockholders’. Generally, RSUs vest equally over four years (25% per year) and are settled by delivery of shares of our Class A common stock. In addition to regular RSU grants, a special RSU grant was made in 2008 with greater back weighting on vesting at 10% in 2009, 25% in 2010, 25% in 2011 and 40% in 2012. Also, if we terminate an executive, other than for detrimental conduct (as described under “—Potential Payments on Termination or Change in Control” below), the executive will be treated as being employed through the next vesting date following termination. This special RSU grant was designed to have a higher retention aspect than the regular RSU grant. Shares of our Class A common stock are deliverable in settlement of vested RSUs granted in 2008 on the earlier of (a) May 1, 2012, (b) termination of employment, or (c) a change in control.

In determining the value of long-term incentive grants, we considered the market data, the individual’s potential contribution to our success and the relationship between each NEO’s short-term and long-term compensation. In 2008, the compensation committee determined annual awards to NEOs would consist of one-third RSUs and two-thirds SARs. The target value (as a percent of base salary) for the annual long-term incentive grants for the NEOs other than Mr. Hoplamazian for 2008 was 150% of base salary. The actual number of SARs and RSUs granted was then determined based on applying a Black-Scholes value to the SARs and the value of our common stock for the RSUs (as determined by an independent third party valuation). The allocation of grants between RSUs and SARs, and the target value was established based upon the recommendation of Mercer, as reviewed by the chief human resources officer, and approved by the compensation committee. Such recommendations were based on Mercer’s review of market practices and our first use of RSUs as a long-term incentive component.

Under the terms of his 2006 employment agreement, Mr. Hoplamazian received an initial grant of 105,000 RSUs in 2006 (which were granted outside of our LTIP) and 425,000 SARs under the LTIP in 2007, and as a result he was not considered eligible for additional annual grants during the term of that agreement. However, a portion of Mr. Hoplamazian’s annual incentive award earned for 2007, but payable in 2008, was paid in the form of RSUs, granted under the LTIP.

In connection with his hiring in August 2008, Mr. Singh received a special grant of 12,500 RSUs, which follow the terms of the special RSU grants described above, except his special RSUs settle and become payable upon the earlier of (a) August 31, 2012, (b) termination of employment, or (c) a change in control. Mr. Singh also received an additional 7,835 RSUs which vest 10% each year over ten years and are payable upon the earlier of (a) August 31, 2018, (b) termination of employment, or (c) a change in control. Mr. Singh’s RSU grants were designed to replace value of compensation that he forfeited by leaving his prior employer in order to join us. In connection with his 12,500 RSU grant Mr. Singh also agreed to a two-year post termination non-solicitation of employees and one-year non-competition covenant.

Employee Benefits

Our NEOs are eligible to receive employee benefits similar to all other salaried employees, such as participation in our 401(k) plan, with matching contributions, and health, life and disability plans. In addition, as described in more detail under “—Narrative to Summary Compensation Table,” we provide certain additional retirement and deferred compensation benefits to our NEOs, as well as certain perquisites. These additional employee benefits and perquisites make up the benefits/work/lifestyle portion of our total rewards package and allow us to compete in attracting and retaining executives.

In October of 2008, we merged our non-qualified supplemental defined benefit retirement plans into our non-qualified defined contribution plans. We had two such plans, one for North American executives, the Hyatt Corporation Supplemental Executive Retirement Plan (SERP), and one for international executives, the Hyatt International Hotels Supplemental Retirement Plan (SRP). Both the SERP and the SRP were defined benefit plans providing additional retirement benefits if the officer retired after age 55 and completed 10 years of continuous employment. We accomplished the termination of the SERP and SRP by transferring the present value of the participants’ benefits (based on current compensation levels, years of service and offsets) to our non-qualified defined contribution retirement plans as described below. The SERP and SRP were merged in order to simplify our employee benefit plan structure by moving towards defined contribution benefits which have more predictable funding requirements and are less expensive to administer than defined benefit arrangements. Messrs. Pritzker and Floyd participated in the SERP and Mr. Sarna participated in the SRP.

We agreed to pay Mr. Singh’s relocation expenses to Chicago. In addition to normal moving and other relocation expenses, we guaranteed the value of the sale of Mr. Singh’s house based on a negotiated value per square foot. Due to market conditions the house did not sell for that negotiated value. Accordingly, we have included in his compensation in the “All Other Compensation” column of the Summary Compensation Table the difference between the negotiated value and the actual sale price received, plus other expenses we incurred in connection with the sale of his house.

Tax Deductibility, Accounting Considerations and Risk Considerations

We consider tax and accounting implications in designing our executive compensation programs and attempt to maximize the tax deductibility to us, while minimizing the tax consequences to our executives. As a private company, we have not been subject to the same limitations on tax-deductible compensation as are applicable to public companies. In addition, our total rewards philosophy is designed to insure levels of risk that correlate directly to our and our stockholders’ long-term financial interests, without encouraging strategies and risk that threaten the sustainability of the organization.

Executive Chairman Compensation

Mr. Pritzker’s compensation in 2008 was set by our board based on the recommendation of our principal stockholders. Accordingly, his compensation was not subject to the same total rewards programs as our other named executive officers.

Mr. Pritzker’s compensation for 2008 consisted of the following items:

•	annual base salary;

•	discretionary annual bonus;

•	benefits and perquisites made available to our other senior executives; however, Mr. Pritzker reimburses us for the contributions we make on his account to our Deferred Compensation Plan;

•

contributions to a non-qualified deferred compensation account for Mr. Pritzker equal to 25% of his base salary, reduced by the amount of our matching contribution to his account under our 401(k) plan, with interest on such account at the short term applicable federal rate set by the IRS (TJP Plan); and

•

personal use of our aircraft for which Mr. Pritzker reimburses us at the Standard Industrial Fare Level (SIFL) rate for the first thirty-three hours of his use each year and for any hours over thirty-three at the lesser of (i) the product of the applicable flight time multiplied by the “Direct Cost Rate” published annually by Conklin & de Decker for operating an equivalent aircraft, or (ii) two times the hourly fuel cost of the flight. In no event does the amount reimbursed by Mr. Pritzker for a flight ever exceed the amount authorized by Federal Aviation Regulation Part 91.501(d)(1)-(10).

The amount of his discretionary bonus of $1,400,000 for 2008 was recommended by our principal stockholders based on a discretionary assessment of his performance at Hyatt.

Mr. Pritzker has not previously received any equity compensation from us.

Kirk Rose Separation

In connection with his termination of employment in May 2008, we entered into a separation agreement with Mr. Rose. In exchange for a general release of claims, his agreement to cooperate with us with respect to certain matters and six month non-compete and non-solicitation covenants, he received, in addition to accrued and unpaid compensation, the following:

•	a pro rated bonus for 2008 in the amount of $107,000, and

•	severance in the amount of $1,400,000.

Mr. Rose also agreed to terminate all SARs he then held in exchange for a right to payment in 2009 based on the spread between the base price and our share value as of December 31, 2008, for 50% of the SARs granted to him in 2006 (51,562 SARs) and 25% of the SARs granted in 2007 (6,375 SARs). Our share price as of December 31, 2008 was lower than the base price of both Mr. Rose’s 2006 and 2007 SARs and therefore he received no additional payments.

2008 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Thomas J. Pritzker Executive Chairman	2008	$535,000	$1,400,000	$—	$—	$—	$—	$306,336	$2,241,336

Mark S. Hoplamazian President and Chief Executive Officer (Principal Executive Officer)	2008	1,000,000	810,000	2,282,175	2,569,125	—	—	38,960	6,700,260

Harmit J. Singh Executive Vice President & Chief Financial Officer (Principal Financial Officer)	2008	227,404	1,280,000	69,934	—	—	—	407,242	1,984,580

Rakesh K. Sarna Executive Vice President & COO International Operations	2008	575,833	14,080	545,395	324,282	185,920	—	169,987	1,815,497

H. Charles Floyd Executive Vice President & COO North American Operations	2008	577,500	16,646	538,784	628,089	209,354	—	92,311	2,062,684

Kirk A. Rose Former Principal Financial Officer	2008	233,774	107,000	—	481,549	—	—	1,417,192	2,239,515

(1)	Except for Messrs. Singh and Rose, the amounts in this column represent the portion of the NEO’s annual incentive which was discretionary or otherwise related to satisfaction of subjective qualitative goals. For Mr. Singh this column reflects his signing bonus of $1,080,000 and his guaranteed bonus of $200,000. For Mr. Rose, this column reflects a pro rata target bonus of $107,000 per his separation agreement.
(2)	Represents the aggregate expense recognized for the year ending December 31, 2008 for financial statement reporting purposes, disregarding forfeitures related to vesting conditions, in accordance with SFAS No. 123R, Share-Based Payment for RSU and SARs granted in 2008 and prior years for which we continue to recognize expense. The assumptions used in calculating the grant date fair values are set forth in note 16 to our audited consolidated financial statements included in this prospectus.
(3)	Due to merger of the SERP and SRP in 2008, $6,658,377, $1,960,599 and $1,095,349 of pension value for Messrs. Pritzker, Sarna and Floyd, respectively was transferred to nonqualified defined contribution plans as described in more detail in “—Narrative to Pension Benefits Table” below. Upon such transfer Messrs. Pritzker, Sarna and Floyd no longer had any rights under a defined benefit pension plan.
(4)	All other compensation includes:

Name	Executive Dining Room Usage	Car Allowance and Parking	Holiday Gifts(a)	Relocation(b)	Personal Use of Aircraft(c)	Tax Gross ups(d)	401(k) Match
Thomas J. Pritzker	$2,493	$11,219	$1,750	$—	$123,511	$—	$9,200
Mark S. Hoplamazian	2,493	25,109	1,150	—	—	—	9,200
Harmit J. Singh	1,039	6,375	—	330,566	—	69,216	—
Rakesh K. Sarna	2,493	15,300	1,750	—	—	40,296	—
H. Charles Floyd	2,493	15,300	1,750	—	—	22,512	9,200
Kirk A. Rose	1,247	5,575	—	—	—	—	—

Name	Contributions to DCP, Field Retirement Plan and TJP Plan		Executive Physical	Life Insurance Premiums	Above Market Earnings on Deferred Compensation	Payments in regard to Termination of Employment(f)	Total
Thomas J. Pritzker	$136,550	(e)	$—	$1,008	$20,605	$—	306,336
Mark S. Hoplamazian	—		—	1,008	—	—	38,960
Harmit J. Singh	—		—	46	—	—	407,242
Rakesh K. Sarna	104,441		—	3,480	2,227	—	169,987
H. Charles Floyd	12,000		1,169	1,008	26,879	—	92,311
Kirk A. Rose	—		—	248	10,122	1,400,000	1,417,192

(a)	Holiday gifts were discontinued after 2008.
(b)	Represents moving expenses paid in connection with Mr. Singh’s relocation to Chicago, including the difference between the value guaranteed by us for Mr. Singh’s house and the value received on the sale, and other costs incurred by us in connection with the sale of Mr. Singh’s house.
(c)	Includes landing fees, crew expenses, catering, hangar/parking, fuel (based on the average yearly fuel costs incurred per hour flown) and additional hourly engine maintenance/ insurance policy cost for personal use of our aircraft less the amount Mr. Pritzker reimbursed us for his personal usage under the terms of his employment agreement.
(d)	Gross up for Messrs. Sarna and Floyd was for FICA taxes due under non-qualified retirement plans upon transfer of amounts from SRP and SERP, respectively. Mr. Singh was grossed up for taxes incurred in connection with his relocation to Chicago.
(e)	Represents a contribution to TJP Plan of $124,550, plus Deferred Compensation Plan match equal to $12,000. However, Mr. Pritzker reimburses us for the matching contribution to the Deferred Compensation Plan.
(f)	Mr. Rose’s employment terminated on May 15, 2008 and pursuant to his separation agreement he received $1,400,000 in severance.

Narrative to Summary Compensation Table

As part of our total rewards program, we offer the following employee benefits plans and perquisites:

Retirement Programs

In addition to our 401(k) plan that is available to employees generally, our NEOs participate in the Deferred Compensation Plan (DCP) or the Hyatt International Hotels Retirement Plan (Field Retirement Plan), which are both non-qualified defined contribution plans. As described under “—Executive Chairman Compensation,” we also contribute 25% of Mr. Pritzker’s base salary, reduced by any matching contribution to his account under our 401(k) plan, to a deferred compensation plan on his behalf.

401(k)

Our 401(k) plan is an on-going, tax-qualified “401(k)” plan that matches 100% on the first 3% an employee contributes and 50% on the next 2% an employee contributes for a total match of 4% of an employee’s compensation up to the IRS limits for tax qualified plans.

Deferred Compensation Plan

The DCP allows executives to defer all or any portion of their base salary and annual incentive. We will match NEOs’ deferrals dollar for dollar up to $12,000 annually. Executives can select among various investment options and are eligible to receive their account balances when they terminate employment.

Field Retirement Plan

Our international executives are eligible for the Field Retirement Plan, pursuant to which we contribute a percentage of their salary each year. The amount of contribution depends upon the employee’s age and years of service or benefit level corresponding with their position. Mr. Sarna is the only NEO who participates in the Field Retirement Plan and he receives contributions equal to 16% of his salary. These contributions vest 25% per year after 2 years, with full vesting after 5 years. Based on his service, Mr. Sarna is fully vested in all contributions. In addition, Mr. Sarna, as part of SRP merger agreed to receive 50% of the normal scale for his contributions beginning in 2009. Executives can also voluntarily contribute to the Field Retirement Plan. Executives voluntary contributions are fully vested. All contributions are held in an account for the participant, which is invested in various investments selected by us.

Perquisites

We offer limited perquisites to our executives which we believe are reasonable and consistent with our total rewards program and our intention to attract and retain key executives. Perquisites that are provided include:

•	limited use of Hyatt Hotel properties;

•	personal financial planning;

•	automobile allowance;

•	executive physical;

•	corporate dining room use;

•	parking; and

•	holiday gifts (terminated after 2008).

Employment Agreements

In 2006, when Mr. Hoplamazian became our President and CEO, we entered into an employment agreement with him, which was applicable in determining his compensation for 2008. We also entered into a letter agreement with Mr. Singh at the time of his hiring in June 2008.

Mr. Hoplamazian’s Employment Agreement

Under the terms of his 2006 employment agreement Mr. Hoplamazian was entitled to the following:

•	annual base salary of $1,000,000;

•	annual target bonus equal to 150% of base salary with a maximum equal to 300%;

•	a SAR grant of 425,000 shares of our common stock, which vest 25% annually over four years with the first vest occurring on December 18, 2007;

•	a RSU grant with respect to 105,000 shares, which vests over three years and the shares are delivered on December 21, 2009;

•

participation in our employee benefit programs and perquisites, including lease of an automobile, parking space at our corporate office, corporate dining room privileges, annual comprehensive physical examination and reimbursement for up to $600 in financial planning services every three years; and

•

severance if his employment were terminated by us without cause or by him for good reason prior to a change in control, or by us for any reason within twelve months following a change in control or in contemplation of a change in control, equal to:

•	one year base salary;

•	target annual incentive for year of termination multiplied by the percentage payout of his annual incentive in the prior year;

•	pro rata annual incentive for year of termination equal to his target for such year multiplied by the percentage payout of his annual incentive for the prior year; and

•	full vesting of his SARs and RSUs granted in 2006.

Mr. Hoplamazian’s right to such severance was conditioned upon execution of a general release of claims and compliance with two-year non-competition and non-solicitation covenants.

For this purpose “cause” meant Mr. Hoplamazian’s:

•	engagement in gross negligence or willful misconduct in the performance of his material duties and responsibilities;

•	material breach of his employment agreement; or

•	admission to the board of directors of his commission of, or a conviction of or plea of guilty or no contest to a felony.

For this purpose “good reason” meant if we, without Mr. Hoplamazian’s consent:

•	changed his title, position or lines of reporting responsibility;

•	made any other material adverse change in the nature or status of his duties, authority or responsibilities;

•	failed to pay him any salary, bonus, SAR, RSU or other compensation, benefits or perquisites specified in his employment agreement; or

•	required his relocation outside of the Chicago metropolitan area.

Mr. Singh’s Letter Agreement

Under the terms of his letter agreement Mr. Singh is entitled to the following compensation and benefits:

•	annual base salary of $550,000 on an annualized basis;

•	annual target bonus of 80% of base salary with $200,000 guaranteed for 2008;

•	12,500 RSU grant (as described under “—Long-Term Incentive”);

•	7,835 RSU grant (as described under “—Long-Term Incentive”);

•	a signing bonus of $1,080,000;

•	participation in our standard benefit plans, the DCP, as well as an $800 monthly automobile allowance, monthly parking and corporate dining room privileges; and

•

severance should his employment be terminated by us without “cause” (as defined below) or by him for “good reason.” Such severance will be in accordance with our severance policy for senior executives. However, if his termination is prior to August 4, 2011 such severance shall not be less than $2,000,000 and if after August 4, 2011, his severance shall not be less than $1,000,000. In all cases he would also receive one year of continued medical benefits and vest in the next tranche of his special grant of 12,500 RSUs.

For this purpose “cause” shall mean Mr. Singh’s;

•	engagement in gross negligence or willful misconduct in the performance of his material duties or responsibilities;

•	failure after written notice to perform his material duties or his material breach of any agreement relating to his employment, if such failure or breach remains uncured for 14 days after notice; or

•	conviction or no contest plea to a felony.

For this purpose “good reason” means if we, without his consent;

•	change his title, position or lines of direct reporting responsibility;

•	materially and adversely change his duties or responsibilities;

•	fail to pay or provide him with any base salary bonus or other compensation or benefits specified in the letter agreement; or

•	relocate his primary office more than 50 miles from our current Chicago headquarters.

Mr. Singh is also subject to our standard covenant regarding confidential information, intellectual property, non-solicitation and non-disparagement, pursuant to which he has agreed not to disclose our confidential business information, and not to solicit our employees for a period of one year following his termination of employment for any reason.

Grants of Plan-based Awards in Fiscal Year 2008

Name	Grant Date	Estimated Future Payouts Under Non Equity Incentive Plan Awards				All Other Stock Awards: Number of shares of stock or Units(#)(1)	All other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($)(1)	Grant Date Fair Value of Stock and Options Awards ($)(2)
		Threshold($)		Target($)	Maximum($)
Mark S. Hoplamazian
				$1,500,000	$3,000,000
Special Restricted Stock Units	5/2/2008					8,500			$494,530

Harmit J. Singh
		200,000	(3)	440,000	660,000
Restricted Stock Units	9/10/2008					7,835			455,840
Special Restricted Stock Units	9/10/2008					12,500			727,250

Rakesh K. Sarna
				464,800	697,200
Stock Appreciation Rights	5/2/2008						24,925	$58.18	648,050
Restricted Stock Units	5/2/2008					4,750			276,355
Special Restricted Stock Units	5/2/2008					50,000			2,909,000

H. Charles Floyd
				464,800	697,200
Stock Appreciation Rights	5/2/2008						21,675	$58.18	563,550
Restricted Stock Units	5/2/2008					4,125			239,993
Special Restricted Stock Units	5/2/2008					50,000			2,909,000

(1)	Equals the fair market value of our shares on the grant date as determined by the compensation committee under the LTIP.
(2)	Represents the SFAS No. 123R grant date fair value based on the assumptions described in note 16 to our audited consolidated financial statements included in this prospectus.
(3)	Mr. Singh was guaranteed a bonus in connection with his offer of employment.

Outstanding Equity at 2008 Fiscal Year End

Name	Grant Date	Number of Securities Underlying Unexercised (#) SAR Exercisable	Number of Securities Underlying Unexercised (#) SAR Unexercisable(1)	SAR Exercise Price ($)	SAR Expiration Date	Number of RSUs Not Vested (2)(#)	Market Value of RSUs that have not Vested ($)(3)
Mark S. Hoplamazian	5/2/2008					8,500	$494,530
	7/1/2007	212,500	212,500	$62.80	7/1/2017
	12/18/2006					35,000	2,036,300

Harmit J. Singh	9/10/2008					20,335	1,183,090

Rakesh K. Sarna	5/2/2008					54,750	3,185,355
	5/2/2008		24,925	58.18	5/2/2018
	7/1/2007	7,778	23,336	62.80	7/1/2017

H. Charles Floyd	5/2/2008					54,125	3,148,993
	5/2/2008		21,675	58.18	5/2/2018
	7/1/2007	7,500	22,500	62.80	7/1/2017
	10/6/2006	34,375	34,375	49.90	10/6/2016

(1)	SARs vest as follows:

	Grant Date	Vesting
Mark S. Hoplamazian	7/1/2007	25% per year commencing on December 18, 2007 and each anniversary of December 18 thereafter.
Rakesh K. Sarna	7/1/2007	25% per year commencing on March 31, 2008 and each anniversary of March 31 thereafter.
	5/2/2008	25% per year commencing on April 1, 2009 and each anniversary of April 1 thereafter.
H. Charles Floyd	10/6/2006	25% per year commencing on October 6, 2007 and each anniversary of October 6 thereafter.
	7/1/2007	25% per year commencing on March 31, 2008 and each anniversary of March 31 thereafter.
	5/2/2008	25% per year commencing on April 1, 2009 and each anniversary of April 1 thereafter.

(2)	RSUs vest as follows

	RSUs	Vesting
Mark S. Hoplamazian	35,000	100% on December 18, 2009 but the shares underlying the RSUs will not be issued until December 21, 2009.
	8,500	10/25/25/40% on each anniversary of April 1, commencing April 1, 2009.
Harmit J. Singh	12,500	10/25/25/40% on each anniversary of July 31, commencing July 31, 2009.
	7,835	10% per year commencing on July 31, 2009.
Rakesh K. Sarna	4,750	25% per year on each April 1, commencing April 1, 2009.
	50,000	10/25/25/40% on each April 1, commencing April 1, 2009.
H. Charles Floyd	4,125	25% per year on each April 1, commencing April 1, 2009.
	50,000	10/25/25/40% on each April 1, commencing April 1, 2009.

(3)	Based on a share value of $58.18, which was the fair market value of our shares determined by the compensation committee as of December 31, 2007, which we continued to use as of December 31, 2008 as we did not have an updated valuation or an external transaction on which to base an updated share value, as stipulated under the LTIP.

2008 Option Exercises and Stock Vesting

Name	Number of RSUs Acquired on Vesting (#)	RSU Value Realized on Vesting ($) (1)
Mark S. Hoplamazian	35,000	$2,036,300

(1)	Based on a share value of $58.18. No shares were delivered to Mr. Hoplamazian on vesting of the RSUs. His vested RSUs are deliverable on December 21, 2009, which are also reflected in “—2008 Non-qualified Deferred Compensation” below.

Pension Benefits

Name	Plan Name	Number of Years Credited Service	Payments during last fiscal year (1)
Thomas J. Pritzker	SERP	20	$6,658,377
Rakesh K. Sarna	SRP	20	$1,960,599
H. Charles Floyd	SERP	13	$1,095,349

(1)	Transferred to DCP and Field Retirement Plan.

Narrative to Pension Benefits Table

In 2008, we merged our two supplemental executive retirement plans, the SERP and the SRP, which had previously provided defined benefits to our executives into our defined contribution plans, the DCP and Field Retirement Plan.

The SERP provided a benefit payable monthly equal to one-twelfth of:

•	2.5% of the participant’s base salary and bonus for the three highest years out of the last ten prior to retirement multiplied by his years of service (not to exceed twenty); less

•	the sum of his estimated Social Security Primary Insurance benefit, his account balance under the 401(k) plan attributable to employer contributions (expressed as a life annuity).

Upon termination of the SERP we converted the participants’ accrued benefit to the present value of an actuarial lump sum equivalent using the following assumptions:

•	highest three consecutive salaries out of the last ten years;

•	estimated Social Security Primary payable at Social Security Normal Retirement Age;

•

the participant’s account balance under the 401(k) plan attributable to employer contributions and earnings thereon as of October 31, 2008, increased 6% annually through age 60 and converted to an annual life annuity using an interest rate of 4.52% and the 1983 Group Annuity Mortality table (blended 50% male, 50% female);

•	that the SERP benefit was payable as a life annuity payable monthly beginning at age 60; and

•	discount rate of 6.6% and the 1994 Group Annuity Mortality table (blended 50% male, 50% female) for purposes of determining present values.

These amounts were then transferred to the DCP accounts for Mr. Pritzker and Mr. Floyd.

Under the SRP Mr. Sarna was eligible for an annual pension payable at age 60 equal to:

•	2.5% of his base salary and bonus for the three highest years out of the last ten prior to retirement (benefit compensation) multiplied by his years and months of service; less

•

the sum of his estimated Social Security Primary Insurance benefit, his account balance under the Field Retirement Plan attributable to employer contributions and employer contributions to any other old age pension, but not in excess of 50% of his benefit compensation.

Upon termination of the SRP we converted Mr. Sarna’s benefit to the present value of an actuarial lump sum equivalent using the following assumptions:

•	highest three consecutive benefit compensation years out of the last ten years;

•	estimated Social Security Primary payable at Social Security Normal Retirement Age;

•	his account balances under the Field Retirement Plan attributable to employer contributions and earnings thereon as of October 31, 2008;

•	offsets for contributions to Swiss retirement plan; and

•	converting the SRP benefit to a lump sum amount using a discount rate of 7% and the PA 92 Short Cohort Calendar Year 2028 mortality table.

This amount was then transferred to the Field Retirement Plan.

2008 Non-qualified Deferred Compensation

The table below sets forth certain information as of December 31, 2008 with respect to the non-qualified deferred compensation plans in which our NEOs participate.

Name	Plan Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
Thomas J. Pritzker	DCP	$1,640,919	$6,739,485(2)	$498,869	$—	$11,861,753
	TJP Plan	—	124,550	15,169	—	822,564
	RDICP	—	—	74,173	—	1,329,224
	Frozen Acct	—	—	3,244	69,108	—
Mark S. Hoplamazian	RSUs	—	2,036,300(3)	—	—	4,072,600(4)
Harmit J. Singh		—	—	—	—	—
Rakesh K. Sarna	Field Retirement	—	2,065,040(2)	(167,704)	—	2,627,812
	RDICP—Int’l	—	—	(48,591)	—	134,701
	RDICP II—Int’l	—	—	3,409	—	61,089
	GHDIP	—	—	5,206	—	93,298
H. Charles Floyd	DCP	17,325	1,107,349(2)	84,930	—	1,638,705
	RDICP	—	—	87,367	—	1,565,667
	RDICP II	—	—	13,890	—	248,921
Kirk A. Rose	DCP	7,013	—	(184,596)	673,758	—
	RDICP	—	—	38,050	—	681,882

(1)	Includes contributions and above-market earnings included in the NEOs 2008 fiscal year end compensation in the Summary Compensation Table above. See note 4 to the Summary Compensation Table for amount of contributions and above-market earnings so included.
(2)	Includes amounts transferred from the SERP for Messrs. Pritzker and Floyd and from the SRP for Mr. Sarna in the amount of $6,658,377, $1,095,349 and $1,960,599, respectively, $69,108 transferred from Mr. Pritzker’s frozen account to the DCP as described in the narrative to this table below. Also includes $12,000 matching contributions to the DCP for each of Messrs. Pritzker and Floyd (Mr. Pritzker reimbursed us for his $12,000 contribution), and $104,441 contribution to the Field Retirement Plan for Mr. Sarna.
(3)	Represents the value of the share underlying RSUs, which vested in December 2008 but are not deliverable until December 21, 2009, based on a per share value of $58.18.
(4)	Represents the value of 70,000 shares underlying vested RSUs held at December 31, 2008 but which are not deliverable until December 21, 2009 based on a per share value of $58.18.

Narrative to Non-qualified Deferred Compensation Table

See description of calculation of amounts transferred from the SERP and SRP under “—Narrative to Pension Benefits Table” above. In addition, see description of the DCP and Field Retirement Plan under the “—Narrative to Summary Compensation Table” above and the description of the TJP Plan under “—Executive Chairman Compensation.” Messrs. Pritzker, Singh, Floyd and Rose participated in the DCP in 2008. Mr. Sarna participated in the Field Retirement Plan in 2008.

In addition to the DCP and Field Retirement Plan, Messrs. Pritzker, Sarna, Floyd and Rose also have existing account balances under non-qualified deferred plans to which we no longer contribute for the NEOs, but on which they continue to accrue earnings. These additional plans are as follows:

RDICP—The RDICP is a non-qualified deferred compensation plan we established for selected individuals to which we no longer contribute. Contributions to the RDICP were allocated from a contribution pool calculated based on a percentage of income from our operations. Contributions to this plan ceased following the 2005 plan year, when in 2006 the GHDIP, as described below, was created. Participants vest in their contributions based on years of service but forfeit their accounts if terminated for cause. Participants become entitled to payment of their accounts upon the later of termination of employment or age 55 or on account of death or disability and are paid in a lump sum or in up to 15 annual installments as elected by the participant. Participants’ accounts are credited with interest annually at a rate equal to the average annual rate for 20 year Treasury securities, constant maturity as published in the Federal Reserve Statistical Release H15 for the calendar year prior to the year in which interest credit is made, plus 100 basis points (20 + 100 Rate). Messrs. Pritzker, Floyd and Rose had account balances under the RDICP during 2008 and were fully vested in their accounts.

RDICP II—The RDICP II was established as an additional plan to the RDICP for a select number of senior executives. Contributions to the RDICP II were discretionary and became vested based on a participant’s age at retirement and years of participation in the RDICP II, with 50% of a participant’s account vesting at age 55, and 10% vesting for each additional year of age at retirement, with 100% vesting at age 60 or older. Once vested, a participant becomes entitled to payment of his account upon the earlier of termination, death or disability. Accounts are paid in a lump sum or installments of up to 15 years as elected by the participant. Participants are credited with interest on their RDICP II accounts at the 20 + 100 Rate, similar to the RDICP. Contributions to this plan ceased following the 2005 plan year, when the GHDIP was created in 2006. Mr. Floyd is the only NEO currently with an account balance under the RDICP II.

RDICP-Int’l—The RDICP-Int’l is substantially similar to the RDICP, but was initially established by Hyatt International, when it was a separate company from us, for its employees. Contributions to the RDICP-Int’l were allocated from a contribution pool calculated based on a percentage of income from the operations of Hyatt International. Contributions to this plan also ceased in 2006 when the GHDIP was created. Participants vest in their contributions based on years of service with Hyatt International and its affiliated entities, including with us, but forfeit their accounts if terminated for cause. Participants become entitled to payment of their accounts upon the later of termination of employment or age 55 or on account of death or disability. Accounts are payable as elected by the participant in a lump sum, life annuity, joint and survivor annuity or such other annuity form as the participant may request. However, unlike the RDICP, participants’ accounts are invested in various investments selected by us. Mr. Sarna is the only NEO who has an account under in the RDICP-Int’l and he is fully vested in his account.

RDICP II-Int’l—The features of the RDICP II-Int’l are substantially similar to the RDICP II and it was established by Hyatt International for its employees when Hyatt International was a separate company from us. Participants’ accounts under the RDICP II-Int’l are payable once vested at termination, death or disability in a lump sum. However, prior to December 31, 2005 a participant could elect payment in installments; provided that all installments were paid by the time the participant attained age 60. Contributions to this plan also ceased in 2006 when the GHDIP was created. Mr. Sarna is the only NEO who has an account under the RDICP II-Int’l.

GHDIP—The GHDIP was established as a replacement plan for all of the foregoing RDICP plans. Contributions to the GHDIP are allocated from a pool calculated based on a percentage of net income attributable to Hyatt Hotels Corporation. Participants vest in their contributions based on years of service but forfeit their accounts if terminated for cause. Participants’ vested accounts are paid upon the earlier of termination of employment, death or disability in a lump sum. Participants’ accounts are credited with interest annually at the 20 + 100 Rate. Our NEOs no longer receive contributions to the GHDIP, as they are eligible for LTIP grants. Mr. Sarna is the only NEO with an account under the GHDIP and he is fully vested in his account.

Frozen Account—Mr. Pritzker had a frozen deferred compensation account which consisted of the cash value of a whole life insurance policy that was terminated in 1989, plus interest on such amount credited annually at the 20 + 100 Rate. Mr. Pritzker’s frozen deferred compensation account was merged into the DCP on October 31, 2008 and is included in the aggregate balance at year end for his DCP account.

Potential Payments on Termination or Change in Control

Severance

In 2008, the only NEOs entitled to guaranteed severance in the event of a termination of employment were Messrs. Hoplamazian and Singh. See the description of such severance under “—Narrative to Summary Compensation Table—Employment Agreements” above. We did not have a severance policy applicable to senior officers in 2008, and no other NEOs were guaranteed severance. Under the terms of his employment agreement Mr. Pritzker was not eligible for any severance.

Equity Awards

Outstanding awards under our LTIP will fully vest if a participant’s employment is terminated within 12 months following a change in control; provided such awards are assumed by a successor in the change in control. If awards are not assumed by a successor then the compensation committee may in its discretion fully vest the awards.

Outstanding SAR and RSU awards will fully vest if a participant’s employment is terminated by reason of death or disability. In addition, participants will be treated as having an additional year of vesting if their employment is terminated by us for reasons other than “detrimental conduct.” Detrimental conduct includes engaging in conduct constituting:

•	a felony;

•	gross negligence or willful misconduct in the performance of the participant’s duties and responsibilities;

•

willful violation of a material policy, including, without limitation, any policy relating to confidentiality, honesty, integrity and/or workplace behavior, which violation has resulted or may reasonably be expected to result in harm to us, our stockholders, directors, officers, employees or customers;

•

improper internal or external disclosure or use of confidential information or material concerning us or any of our stockholders, directors, officers, or employees which use or disclosure has resulted or may reasonably be expected to result in harm to us;

•	public disparagement of us or any of our stockholders, directors, officers or employees; and/or

•	willful violation of any stockholders’ agreement or other material agreements entered into by the participant with us in connection with or pursuant to the LTIP.

The following table provides the amount of severance and the value of vesting on their SAR and RSU awards which our NEOs would receive following a termination of employment (i) without cause following a change in control in which all SAR and RSU awards vest and (ii) without regard to a change in control and assuming the following:

•	their employment was terminated without cause as of December 31, 2008;

•	a share value of $58.18; and

•	that such amounts do not include payments under our tax qualified and non-qualified retirement and deferred compensation plans.

Name	Not in connection with Change in Control($)	Change in Control($)
Mark S. Hoplamazian	$10,608,900	$11,103,430
Harmit J. Singh	2,000,000	3,183,090
Rakesh K. Sarna	290,900	3,185,355
H. Charles Floyd	290,900	3,433,618

Mr. Rose was terminated May 15, 2008 and received a total of $1,507,000 in severance related payments. See “—Kirk Rose Separation” above for a description of Mr. Rose’s severance payments.

Compensation Going Forward

Although our general compensation philosophy will not change, in the future, we anticipate implementing the following to further align our executive officers’ interests with those of our stockholders:

•	share ownership guidelines, which will require each executive officer to hold SARs, RSUs or stock with a value equal to a multiple of base salary, depending upon the role each individual plays;

•

a compensation recovery policy, which would require selected executives to repay, forfeit or return any bonus, equity compensation or profits received on equity compensation upon certain events, including fraud; and

•	general severance and change in control policies.

Additionally, for 2009 and going forward, we intend to use Adjusted EBITDA on both a corporate and segment basis rather than Performance EBITDA as a financial target for our annual incentive plan. During 2008, we reassessed the components of the metrics used to measure our performance and adopted Adjusted EBITDA, which includes a component of our unconsolidated hospitality ventures Adjusted EBITDA performance. In 2009, we also reviewed the competitiveness of our compensation against the following peer group which was selected based on several factors, including business mix and model, revenues, global presence and the strength of their brands:

• Carnival Corporation	• Las Vegas Sands Corporation

• Marriott International Inc.	• Wyndham Worldwide Corporation

• Starwood Hotels and Resorts Worldwide, Inc.	• Brinker International, Inc. • Wynn Resorts

• Boyd Gaming Corporation	• Burger King Holdings, Inc.

• Starbucks Corporation	• Wendy’s/Arby’s Group, Inc.

• MGM Mirage	• Host Hotels & Resorts, Inc.

• Darden Restaurants, Inc.	• Yum! Brands, Inc.

• Royal Caribbean Cruises, Ltd.

While we do not expect to establish a standard relative to a specific percentile, we expect to use the data obtained from this peer group as a reference point for determining market levels of compensation in the future.

New Employment Agreements

Mr. Pritzker’s Letter Agreement

Mr. Pritzker entered into a letter agreement in July 2009, with an effective date of August 1, 2009. This agreement superseded any previous employment terms with Mr. Pritzker. Under the terms of his letter agreement, which expires on December 31, 2012, Mr. Pritzker will continue to serve as our executive chairman and will be entitled to the following compensation and benefits:

•	annual base salary of $475,000;

•

following the consummation of this offering, eligibility for annual grants under the LTIP similar to other senior executives with a targeted grant date fair value (as determined under FAS 123R) equal to 500% of base salary;

•	all future grants under the LTIP will continue to vest following his termination for any reason other than cause, provided he executes a general release of claims and he does not compete with Hyatt;

•

benefits and perquisites generally available to our senior executive officers from time to time including medical and dental insurance, life insurance, 401(k) plan, disability coverage, vacation benefits, automobile lease in accordance with our policies for officers, monthly parking in Hyatt Center, executive dining room privileges, DCP and executive medical plan; and

•	severance in accordance with our general policies.

Mr. Hoplamazian’s Letter Agreement

Mr. Hoplamazian entered into a letter agreement in July 2009, with an effective date of August 1, 2009. This agreement supersedes his previous agreement. Under the terms of his letter agreement, which expires on December 31, 2012, Mr. Hoplamazian is entitled to the following compensation and benefits:

•	annual base salary of $950,000;

•	target annual incentive equal to 150% of base salary with a maximum incentive of 300% of base salary;

•	eligibility for annual grants under the LTIP similar to other senior executives with a targeted grant date fair value (as determined under FAS 123R) equal to 350% of base salary;

•

an additional equity grant on August 1, 2009 split equally between SARs and RSUs with a grant date fair value (as determined under FAS 123R) of $1,662,500, which will vest annually 25% on the first, second, third and fourth anniversaries of the grant date;

•

all future grants under the LTIP whether regular annual or the additional equity grant will continue to vest following his termination for any reason other than cause, provided he executes a general release of claims and he does not compete with us;

•

benefits and perquisites generally available to our senior executive officers from time to time, including medical and dental insurance, life insurance, 401(k) plan, disability coverage, vacation benefits, automobile lease in accordance with our policies for officers, monthly parking in the Hyatt Center, executive dining room privileges, DCP and executive medical plan; and

•	severance in accordance with our general policies.

Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan

We provide equity compensation to our employees, directors and consultants under the LTIP.

The LTIP provides for equity-based compensation in the form of stock options, stock appreciation rights, restricted shares, restricted share units, dividend equivalents, deferred stock, stock payments (collectively, awards), for the purpose of assisting us in attracting and retaining qualified directors, officers, employees and consultants and to promote our success by providing them with a shared interest in increasing our value and sustaining our growth.

Eligibility.    Persons eligible to participate in the LTIP include all non-employee members of the board of directors, our employees and consultants, as determined by the Administrator (collectively, participants).

Administration.    The LTIP is administered by our compensation committee which may delegate to a committee of one or more members of the board or one or more of our officers the authority to grant or amend awards to participants, other than senior executive officers who are subject to Section 16 of the Exchange Act or the officers or directors to whom such authority has been delegated (collectively; the Administrator). Unless otherwise determined by the board, the compensation committee shall consist solely of two or more non-employee directors appointed by and holding office at the pleasure of the board, each of whom is a non-employee director, and an “independent director” under the rules of the NYSE (or other principal securities market on which our shares of common stock are traded) and, once we are subject to Code Section 162(m), they will also be an “outside director” within the meaning of Section 162(m) of the Code.

The Administrator has the authority to administer the LTIP, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, as well as the authority to delegate such administrative responsibilities.

Limitation on Awards and Shares Available.    A total of 9,375,000 shares of our Class A common stock are authorized for grant pursuant to the LTIP. The shares of our common stock covered by the LTIP may be treasury shares, or authorized but unissued shares. Only shares of Class A common stock may be issued pursuant to the LTIP.

If any shares subject to an award under the LTIP are forfeited or expire or an award under the LTIP is settled for cash, then any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the LTIP, including any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award.

Awards granted under the LTIP upon the assumption of, or in substitution for, outstanding awards previously granted by an entity, in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, will not reduce the shares authorized for grant under the LTIP. The payment of dividend equivalents in cash will also not count against the number of shares subject to the LTIP.

Award Types.    The LTIP provides for the grant of incentive stock options (ISOs), nonqualified stock options (NSOs, collectively with ISOs, options), restricted stock, restricted stock units (RSUs), stock appreciation rights (SARs), dividend equivalents, stock payments, cash and deferred stock. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the LTIP in the future. See the Outstanding Equity Awards Table for information on awards granted under LTIP to our NEOs.

Options.    Both ISOs, as defined under Section 422 of the Code, and NSOs may be granted pursuant to the LTIP. The option exercise price of all options granted pursuant to the LTIP will not be less than 100% of the fair market value of our common stock on the date of grant. Options may be exercised as determined by the Administrator, but in no event may an option have a term extending beyond the tenth anniversary of the date of grant. ISOs granted to any person who owns, as of the date of grant, stock possessing more than 10% of the total combined voting power of all classes of our stock, however, shall have an exercise price that is not less than 110% of the fair market value of our common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of the shares with respect to which options intended to be ISOs are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.

Restricted Stock.    A restricted stock award is the grant of shares of our common stock at a price (if any) determined by the Administrator, that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing service or achieving performance goals. During the period of restriction, all shares of restricted stock will be subject to restrictions and vesting requirements, as provided by the Administrator. The restrictions will lapse in accordance with a schedule or other conditions determined by the Administrator. Restricted stock may not be sold or encumbered until all restrictions are terminated or expire.

Performance Awards.    Performance awards may be granted in the form of awards that are paid in cash, shares or a combination of both, based on attainment of performance criteria selected by the Administrator, over such period as determined by the Administrator.

Dividend Equivalents.    A dividend equivalent is the right to receive the equivalent value of dividends paid on shares. Dividend equivalents that are granted by the Administrator are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, or is distributed or expires, as determined by the Administrator. Such dividend equivalents will be converted to cash or additional shares of our common stock by such formula, at such time and subject to such limitations as may be determined by the Administrator.

Stock Payment.    A stock payment is a payment in the form of shares of our common stock or an option or other right to purchase shares, as part of a bonus, deferred compensation or other arrangement. The number or value of shares of any stock payment will be determined by the Administrator. Except as otherwise determined by the Administrator, shares underlying a stock payment which is subject to a vesting schedule or other conditions set by the Administrator will not be issued until those conditions have been satisfied. Stock payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Deferred Stock.    Deferred stock is a right to receive shares of our common stock at a later date. The number of shares of deferred stock will be determined by the Administrator. Except as otherwise determined by the Administrator, shares underlying a deferred stock award which is subject to a vesting schedule or other conditions set by the Administrator will not be issued until those conditions have been satisfied.

Restricted Stock Units.    A RSU is similar to deferred stock in that it provides for the issuance of our common stock at a future date upon the satisfaction of specific conditions set forth in the applicable award agreement. The Administrator will specify the dates on which the RSUs will become fully vested and nonforfeitable and may specify such conditions to vesting as it deems appropriate, including conditions based on achieving performance goals or other specific criteria, including service to us or any of our subsidiaries or affiliates. The Administrator will specify, or permit the RSU holder to elect, the conditions and dates upon which the shares underlying the restricted stock units will be issued, which dates may not be earlier than the date as of which the restricted stock units vest and which conditions and dates will be subject to compliance with Section 409A of the Code. RSUs may be paid in cash, shares, or both, as determined by the Administrator. On the distribution dates, we will transfer to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one such share in cash) for each RSU scheduled to be paid out on such date and not previously forfeited. The Administrator will specify the purchase price, if any, to be paid by the participant for such shares.

Stock Appreciation Rights or SARs.    A SAR entitles its holder, upon exercise to receive from us the difference between the fair market value of our common stock on the date of exercise and the exercise price per share subject to the SAR, subject to any limitations imposed by the Administrator. The exercise price per share subject to a SAR will be set by the Administrator, but may not be less than 100% of the fair market value on the date the SAR is granted. The Administrator determines the period during which the right to exercise the SAR vests in the holder. No portion of a SAR which is unexercisable at the time the holder’s employment with us ends will thereafter become exercisable, except as may be otherwise provided by the Administrator. SARs may be exercised as determined by the Administrator, but in no event may a SAR have a term extending beyond the tenth anniversary of the date of grant. Payment of the SAR right may be in cash, shares, or a combination of both, as determined by the Administrator.

Payment Methods.    The Administrator will determine the methods by which payments by any participant with respect to any awards granted under the LTIP may be paid, the form of payment, including, without limitation: (1) cash or check; (2) shares of our common stock issuable pursuant to the award or held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences and having a fair market value on the date of delivery equal to the aggregate payments required; (3) other property acceptable to the Administrator (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to shares of our common stock then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of such sale); or (4) other form of legal consideration acceptable to the Administrator. However, no participant who is a member of our board of directors or one of our “executive officers” within the meaning of Section 13(k) of the Exchange Act will be permitted to make payment with respect to any awards granted under the LTIP, or continue any extension of credit with respect to such payment in any method which would violate the prohibitions on loans made or arranged by us as set forth in Section 13(k) of the Exchange Act.

Vesting and Exercise of an Award.    The applicable award agreement governing an award will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award will occur or may accelerate. No portion of an award which is not vested at the holder’s termination of service with us will subsequently become vested, except as may be otherwise provided by the Administrator in the agreement relating to the award or by action following the grant of the award.

Additionally, the Administrator has the right to provide in the award agreements, or may require a participant to agree that any proceeds, gain or other economic benefit actually or constructively received by the participant upon receipt or exercise of an award, or upon the receipt or resale of any shares subject to an award, must be repaid to us, or the award shall terminate if the participant terminates employment prior to a specified date, or engages in any activity in competition with us, or which is inimical, contrary or harmful to our interests, or is terminated for cause, as defined in the discretion of the Administrator.

Generally, an option or SAR may only be exercised while such participant remains an employee, consultant or non-employee director of us or one of our subsidiaries or affiliates or for a specified period of time (up to the remainder of the award term) following the holder’s termination of service with us or one of our subsidiaries or affiliates. An award may be exercised for any vested portion of the shares subject to such award until the award expires. Upon the grant of an award or following the grant of an award, the Administrator may provide that the period during which the award will vest or become exercisable will accelerate, in whole or in part, upon the occurrence of one or more specified events, including, a change in control or a holder’s termination of employment with us or otherwise.

Transferability.    No award under the LTIP may be transferred other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order, unless and until such award has been exercised or the shares underlying such award have been issued and all restrictions applicable to such shares have lapsed. No award shall be liable for the debts or contracts of the holder or his successors in interest or shall be subject to disposition by any legal or equitable proceedings. During the lifetime of the holder of an award granted under the LTIP, only such holder may exercise such award unless it is subject to a domestic relations order. After the holder’s death, any exercisable portion of an award may be exercised by his or her personal representative or any other person empowered to do so under such holder’s will or the applicable laws of descent and distribution, until such portion becomes unexercisable under the LTIP or the applicable award agreement. Notwithstanding the foregoing, the Administrator may permit an award holder to transfer an award, other than an ISO to any “family member” of the holder, as defined under the instructions to the Form S-8 Registration Statement under the Securities Act, subject to certain terms and conditions. Further, an award holder may, in a manner determined by the Administrator, designate a beneficiary to exercise the holder’s right and to receive any distribution with respect to any award upon the holder’s death, subject to certain terms and conditions.

Fair Market Value.    For all purposes of the LTIP, including exercise prices of options and SARs, as well as withholding of shares, the fair market value of our common stock will be the closing price for our shares on the principal stock exchange on which such shares are traded on the date that fair market value is determined. However, if our stock is not traded on the date fair market value is to be determined, then the fair market value will be the closing price on the date immediately preceding such date on which our common stock was traded. Prior to our shares becoming publicly traded, the fair market value of our shares was determined by the compensation committee, in its discretion, based on a third-party appraisal, or the price paid between a willing buyer and seller, other than those involving Pritzker family business interests.

Adjustment Provisions.    Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend or certain recapitalizations may affect the share price of our common stock (which transactions are referred to collectively as equity restructurings). In the event that an equity restructuring occurs, the compensation committee is required to equitably adjust the class of shares issuable and the maximum number and kind of shares of common stock subject to the LTIP, and any outstanding awards as to the class, number of shares and price per share of our common stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring, and the compensation committee determines that an adjustment to the LTIP and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the LTIP, the compensation committee is required to equitably adjust the LTIP as to the class of shares issuable and the maximum number of shares of our common stock subject to the LTIP, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will adjust any outstanding awards as to the class, number of shares and price per share in such manner as it may deem equitable.

Change in Control.    In the event of a change in control, each outstanding award may be assumed or an equivalent award substituted therefore by a successor, or a parent or subsidiary of the successor. If an award is assumed or an equivalent award substituted therefore, and the participant’s service is terminated within 12 months following the change in control, then the award will fully vest. If a successor refuses to assume or substitute equivalent awards, then the Administrator may cause the outstanding awards to become fully exercisable and vested, and the Administrator shall notify the participants of the ability to exercise the award for a period of fifteen day, and if not exercised such award will expire. A change in control occurs under the LTIP if any person or group acting in concert acquires, directly or indirectly, beneficial ownership of 50% or more of the combined voting power of our stock, other than acquisitions by (i) Pritzker family business interests, or (ii) Pritzker family business interests acting as a group with any stockholder which owns more than 5% of the combined voting power of our stock on June 30, 2009 (Non-Pritzker Existing Shareholder) but only so long as Pritzker family business interests continue to own more voting stock than such Non-Pritzker Existing Shareholder.

Amendment and Termination.    The compensation committee may terminate, amend, or modify the LTIP at any time; however, except to the extent permitted by the LTIP in connection with certain changes in capital structure, stockholder approval will be obtained for any amendment to (i) increase the number of shares available under the LTIP, or (ii) reduce the per share exercise price of the shares subject to any option or SAR.

In no event may an award be granted pursuant to the LTIP on or after the tenth anniversary of the date the stockholders approve the LTIP.

Executive Incentive Plan

On July 28, 2009, we adopted the Executive Incentive Plan (EIP) pursuant to which we will award incentive compensation to our senior executives, including our NEOs.

Incentives paid under the EIP will be exempt from the limitations of Section 162(m) under a transition rule applicable to plans in place at the time of completion of this offering for a transition period ending on the earliest of: (i) the expiration of the EIP; (ii) the material modification of the EIP (i.e., an amendment that increases the compensation payable under the EIP); or (iii) the first shareholders meeting at which directors are elected that occurs three years after completion of this offering. At the end of this transition period, no bonuses will be paid under the EIP until our stockholders approve the EIP and the Performance Criteria (discussed below) as required by Section 162(m) of the Code.

Eligibility.    Eligibility to participate in the EIP is limited to our senior executives, as may be selected by the compensation committee for each performance period under the EIP.

Bonuses are paid only to participants who are on the payroll on the last day of the performance period (other than by reason of an authorized leave of absence, disability or retirement). If the executive retires, dies or becomes disabled prior to payment, at the discretion of the compensation committee, a pro rata bonus may be paid based on the number of months of active employment during the year.

Performance Criteria.    Bonuses are determined and paid based upon objectively determinable performance goals established by the compensation committee and relating to one or more of the following performance criteria:

• earnings (either before or after one or more of the following: interest, taxes, depreciation and amortization);

• sales or revenue;

• net income (either before or after taxes);

• economic value-added (as determined by the compensation committee);

• cash flow (including, but not limited to, operating cash flow and free cash flow);

• return on capital;

• return on invested capital;

• return on stockholders’ equity;

• return on assets;

• stockholder return;

• return on sales;

• gross or net profit;

• productivity;

• expenses;

• operating margin;

• operating efficiency;

• customer satisfaction;

• working capital;

• earnings per share;

• price per share of common stock;

• market share;

• costs;

• chain results;

• gross operating profit;

• capital deployment;

• implementation or completion of critical projects;

• funds from operations;

• branding;

• organizational or succession planning; or

• management or licensing fee growth;

each as determined in accordance with generally accepted accounting principles or subject to such adjustments as may be specified by the committee. The performance goals set may be expressed in terms of overall corporate performance or the performance of an individual, division, region or business unit or segment. The achievement of a performance goal should be determined in accordance with applicable accounting standards, where relevant.

The compensation committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the performance goals set. Such adjustments may include one or more of the following items relating to:

• a change in accounting principle;

• financing activities;

• expenses for restructuring or productivity initiatives;

• other non-operating items;

• acquisitions or dispositions;

• the business operations of an entity acquired by us during the performance period;

• discontinued operations;

• stock dividend, split, combination or exchange of stock;

• unusual or extraordinary events, transactions or developments;

• amortization of intangible assets, other significant income or expense outside our core on-going business activities;

• other nonrecurring items; or

• changes in applicable law.

Performance Periods.    Bonus formulas may be set for performance periods of one, two or three fiscal years.

Award Determination.    The compensation committee may, in its discretion, reduce the amount of bonus otherwise payable to a Participant under the bonus formula. However, the compensation committee has no discretion to increase the amount of a Participant’s bonus above the formula amount.

Bonuses may be paid in cash or the equivalent value of our Class A common stock at the time the bonus is awarded. If paid in our Class A common stock, the compensation committee may impose additional vesting or other similar restrictions on such stock. Awards paid in Class A common stock shall be paid under the LTIP or any successor equity incentive plan thereto.

Amendment and Termination of the EIP.    Our compensation committee may amend or discontinue the EIP at any time, however any changes shall not apply retroactively. Except in the event of a change in control, if the compensation committee terminates the EIP during a performance period, then pro rata bonuses will be paid based on the period of time elapsed during the performance period and a determination of whether pro rata performance goals have been met.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Current Relationships and Related Party Transactions

Agreements Relating to the Hyatt Center

Hyatt Center Office Lease

In June 2004, we entered into an office lease with FrankMon LLC, a wholly-owned subsidiary of H Group Holding, Inc. (H Group), for our principal executive offices located at 71 South Wacker Drive, Chicago, Illinois (commonly known as the Hyatt Center), consisting of approximately 317,826 square feet of office space. H Group is owned by Pritzker family business interests. Mr. Nicholas J. Pritzker, our former director, is the president and a director of H Group. Under the terms of the office lease, the annual net rent per square foot of rentable area ranges from $24.00 to $42.22 during the initial term and is payable in monthly installments. The lease initially expires on February 29, 2020 with options to renew and increase the rentable square feet. In 2008, 2007 and 2006, we paid FrankMon approximately $10,599,062, $10,507,896 and $8,886,249, respectively, under the lease, which amounts included net rent, taxes and our share of operating expenses and shared facilities costs.

Sublease Agreements

Following our entering into the office lease with FrankMon, we entered into sublease agreements with each of CC-Development Group, Inc. (Classic Residence), H Group, Pritzker Realty Group, L.P. (PRG) and The Pritzker Organization, LLC (TPO), among others, under which we sublease a portion of our rentable space at the Hyatt Center. Classic Residence, H Group and PRG are owned by Pritzker family business interests. Ms. Penny Pritzker, one of our directors, is the chairman of Classic Residence and the president and chief executive officer of PRG. Mr. Nicholas J. Pritzker, our former director, is a director of Classic Residence and the president and a director of H Group. TPO is owned by a trust for the benefit of Mr. Thomas J. Pritzker, our executive chairman. Mr. Pritzker is also the chairman and chief executive officer of TPO. The square footage of the subleased premises, the commencement date and the termination date of the sublease term, and the annual net rent per square foot during the initial sublease term, payable in monthly installments, under our sublease agreements, as amended, with Classic Residence, H Group, PRG and TPO are as follows:

	Square Footage	Commencement Date	Initial Termination Date	Annual Net Rent Per Square Foot
Classic Residence	54,242	February 1, 2005	February 29, 2020	$25.85 – $34.11
H Group	5,760	February 1, 2005	February 29, 2020	$25.85 – $35.94
PRG	21,390	July 1, 2005	December 16, 2011	$27.24 – $36.04
TPO	16,557	July 1, 2005	December 16, 2011	$27.24 – $30.68

Each subtenant is also obligated to pay as additional rent their respective share of taxes, operating expenses and shared facilities costs related to the subleased premises. All rent payments under the sublease agreements are paid by the respective subtenants directly to FrankMon.

In 2008 and 2006, we made payments to PRG of $24,500 and $122,646, respectively, for our share of the build out costs for shared facilities space.

With respect to each sublease agreement, FrankMon, as landlord under the office lease, executed a master landlord recognition agreement whereby it acknowledged the applicable sublease agreement and agreed to recognize the subtenant on a direct lease basis in the event the office lease with us is terminated or if the subtenant elects to extend the term of the sublease beyond the initial term. We are not released from any liability or obligations under the office lease as a result of our sublease arrangements.

Mr. Thomas J. Pritzker and one of our former executive officers maintain business offices in the Hyatt Center leased by TPO from us. We have agreed to pay a portion of the occupancy and operation costs related to this office space. Effective December 31, 2008, we no longer pay a portion of the occupancy and operation costs for the office space maintained by our former executive officer. In 2008 and 2007, we made aggregate payments of $453,464 and $1,085,356, respectively, to TPO for our share of these office costs.

Omnibus Office Services Agreement

We are party to an Omnibus Office Services Agreement with Classic Residence, H Group, TPO, Pritzker Family Office, L.L.C. and PRG, among others, relating to the Hyatt Center. Pritzker Family Office L.L.C. is owned by trusts for the benefit of Mr. Thomas J. Pritzker, Ms. Penny Pritzker and Ms. Gigi Pritzker Pucker. Certain tenants party to the agreement, including us, have entered into various service contracts with vendors for services such as copy, messenger, newspaper and telecommunications services. Multiple tenants and subtenants of the Hyatt Center utilize various services under the service agreements and this agreement establishes a system for the administration of the service contracts, including the methodology by which the fees with respect to each service contract are allocated among the applicable service users (such as by headcount or square footage leased). PRG acts as an administrator under the agreement and has responsibility for the administration and management of certain of the service contracts. Under the agreement, PRG also provides office management services relating to the premises and facilities of the Hyatt Center shared by subtenants who are party to the agreement. Each party pays PRG an administrative fee determined by PRG based on budgets prepared of the projected costs for the administrative services and office management services for the following calendar year. The term of the agreement continues indefinitely unless terminated earlier by prior written notice. We made the following payments to PRG and TPO in 2008, 2007 and 2006, which payments represented our allocation of costs for services provided to us under service contracts:

	2008	2007	2006
PRG	$1,729	—	$257,131
TPO	10,327	$22,759	5,361

We also contract for various services related to telecommunications and facilities maintenance, which are used by PRG, Classic Residence, H Group and TPO. In addition, we operate an executive dining room and shared computer room used by PRG, Classic Residence, H Group, TPO and HGMI Gaming, Inc., a wholly-owned subsidiary of H Group (HGMI), the operating costs for which are allocated to each organization based on eligible headcount or square footage. In 2008, 2007 and 2006, PRG, Classic Residence, H Group, TPO and HGMI made the following payments to us, which payments represented their allocation of costs for the executive dining room and services used by them:

	2008	2007	2006
PRG	$168,101	$9,164	$90,536
Classic Residence	298,896	72,195	57,939
H Group	—	—	6,188
TPO	1,540	—	9,119
HGMI	23,051	551,417	64,626

Agreements Related to Hotel Mar Monte

HDG Associates is the owner of Hotel Mar Monte located in Santa Barbara, California. Hyatt Corporation indirectly owns approximately 91.14% of HDG Associates, which is consolidated. In addition, Hyatt Executives Partnership No. 1, L.P., which is owned, in part, indirectly by certain of our current and former executive officers and directors, owns approximately 0.53% of HDG Associates. The remaining 8.33% is owned by third parties. In July 2000, HDG Associates entered into a Management Agreement with PRG, under which PRG manages and operates the Hotel Mar Monte. In addition to being reimbursed for their out-of-pocket costs and expenses, HDG Associates pays PRG a management fee equal to 4% of the annual gross receipts for each fiscal year. The agreement expires on December 31, 2010, with automatic yearly renewals until terminated by prior written notice by either party. In 2008, 2007 and 2006, HDG Associates made payments of $434,407, $446,729 and $427,143, respectively, to PRG under this agreement.

PRG also provides certain administrative services to HT-Santa Barbara Motel, Inc., one of our wholly-owned subsidiaries, such as cash management, tax, financial, information technology, human resources, legal and payroll services, for which we have paid PRG fees of less than $120,000 in each of the last three fiscal years. Additionally, PRG acts as investment manager of HT-Santa Barbara Motel’s financial interests. In exchange for these services, PRG is paid (i) an annual investment fee equal to 50 basis points per year of the maximum equity invested, (ii) a per transaction acquisition/disposition fee equal to 50 basis points of the gross proceeds of the transaction and (iii) a per transaction financing fee equal to 25 basis points of the gross financing proceeds. PRG is also entitled to be reimbursed for all reasonable direct out-of-pocket costs and expenses incurred in connection with the services provided. In 2008, 2007 and 2006, HT-Santa Barbara Motel made payments of $45,188, $120,501 and $45,188, respectively, to PRG for such investment management services.

Agreements with HGMI Gaming, Inc. and Related Entities

We have entered into certain contractual relationships with HGMI with respect to certain of HGMI’s gaming facilities and the related hotels located at, or adjacent to, such gaming facilities.

Hyatt Regency Lake Tahoe Resort, Spa and Casino Gaming Space Lease Agreement

In February 1997, HCC Corporation, a wholly-owned subsidiary of HGMI, entered into a Gaming Space Lease Agreement with Hyatt Equities, L.L.C., our wholly-owned subsidiary and, which prior to the June 2004 Transaction (as defined in “Prospectus Summary—Corporate Information”), was majority owned by H Group. Under the agreement, HCC leases approximately 20,990 square feet of space at the Hyatt Regency Lake Tahoe Resort, Spa and Casino, where it operates a casino. Rent is $186,688 per month for 2009. In addition to the payment of base rent, HCC is also obligated to pay its portion of expenses associated with the operation of the casino. The initial term of the lease expired on December 31, 2008; however, the parties mutually agreed to extend the terms of the lease and an amended lease is currently under negotiation. In 2008, 2007 and 2006, HCC made payments to us of $4,350,000, $4,223,399 and $4,100,004, respectively, under the lease.

Hyatt Regency Lake Tahoe Resort, Spa and Casino Facilities Agreement

In connection with the Gaming Space Lease Agreement, in June 2004, HCC Corporation entered into a Casino Facilities Agreement with Hyatt Corporation, under which we have agreed to provide HCC with certain non-gaming services related to the management and operation of the casino and related facilities at the Hyatt Regency Lake Tahoe Resort, Spa and Casino. In exchange for such services, HCC pays us fees based on the type of service being provided and for complimentary rooms provided to its patrons. The term of this agreement was set to terminate at the expiration of the original lease. The parties have mutually agreed to update the agreement and the agreement is currently under negotiation. In 2008, 2007 and 2006, HCC made payments to us of $3,306,279, $4,267,961 and $3,982,496, respectively, under this agreement.

Niagara Fallsview Casino Resort/Casino Niagara Master (Permanent) Non-Gaming Services Agreement

In July 2002, Hyatt Corporation entered into a Master (Permanent) Non-Gaming Services Agreement with Falls Management Company (Falls Management), which agreement was subsequently contributed to Falls Management Group, L.P., the operator of Niagara Fallsview Casino Resort and the

Casino Niagara. A subsidiary of HGMI is the general partner of a limited partnership that indirectly owns approximately 28.3% of Falls Management Group. The limited partnership is substantially owned by Pritzker family business interests. We provide certain non-gaming consulting under this agreement to Falls Management related to Casino Niagara, including with respect to labor policies and wage rates, development and training programs, recruiting, purchasing of support services necessary for the operation of the casinos, charges for commercial space, entertainment and amusement, food and beverages, information services and advertising. In exchange for these services, Falls Management pays us a fee equal to 0.3% per year of the casino’s adjusted gross receipts up to CAD 300 million ($260 million as of June 30, 2009 foreign exchange rates). In addition to these services related to the casinos, we also provide support services to Falls Management related to their policies, procedures, systems and guidelines. Falls Management pays us a fee equal to our cost of rendering these ancillary support services, which fee is not to exceed a total of CAD 200 ($173 as of June 30, 2009 foreign exchange rates) per hour, per Hyatt employee providing such services. In 2008, 2007 and 2006, Falls Management Company made payments of $846,210, $729,761 and $840,511, respectively, to us for services provided under the agreement.

Palm Beach, Aruba Casino Consulting Agreement

Hyatt Aruba N.V., our wholly-owned subsidiary, manages the gaming casino located at the Hyatt Regency Aruba in Palm Beach, Aruba. In connection with the management of the casino, in September 1997, Hyatt Aruba entered into a Consulting Agreement with HGMI. Under the agreement, HGMI provides development, marketing, compliance, management consulting services and gaming compliance services to Hyatt Aruba related to this property. In exchange for these services, we pay HGMI a fee of $200,000 per year and reimburse HGMI for its out-of-pocket expenses. The agreement has a one year term and automatically renews on a yearly basis for an additional one year period unless either party gives written notice of termination on or before the preceding January 1. In 2008, 2007 and 2006, Hyatt Aruba made payments of $373,110, $328,712 and $191,542, respectively, to HGMI under the agreement.

License Agreement with CC-Development Group, Inc.

In December 2008, Hyatt Corporation entered into a License Agreement with Classic Residence under which we provide Classic Residence with a limited license to permit the Classic Residence companies to continue use of the “Classic Residence by Hyatt” trademark and service mark (subject to maintaining agreed standards) (i) for a transition period ending upon the earlier of December 31, 2010 and the consummation of a change of control of Classic Residence, (ii) to the extent necessary to permit the Classic Residence companies to comply with pre-existing contractual obligations to third parties and (iii) as required by applicable laws, regulations and governmental authorities. The agreement also provides for a limited license to use the “classichyatt.com,” “classichyatt.org,” “hyattclassic.com” and “hyattclassic.org” domain names for a transition period ending upon the earlier of December 31, 2010 and the consummation of a change of control of Classic Residence.

Hyatt Vacation Club Resort in Puerto Rico Indemnification and Reimbursement Agreement

In 1997, Cerromar Development Partners, L.P., S.E. (Cerromar) began developing a Hyatt Vacation Club Resort in Puerto Rico. In 1997, Cerromar was owned by CDP Investors, L.P. as the sole limited partner and Cerromar Development Partners GP, Inc. as the general partner, which were both owned, directly or indirectly, by Pritzker family business interests. Due to the tax incentives in place in Puerto Rico, the partners of Cerromar were entitled to and received an investment tax credit equal to $5,253,750. In order to be eligible to receive the benefits of the tax credit, the Cerromar partners were required to post as collateral a letter of credit in favor of the Puerto Rico Treasury Department in the event that the final development cost associated with the Hyatt Vacation Club Resort was less than the amount necessary to generate the tax credit received. Diversified Capital,

L.L.C. (Diversified Capital) posted this letter of credit on behalf of the partners of Cerromar. Pritzker family business interests own 100% of the outstanding membership interests in Diversified Capital. One percent of the outstanding membership interests in Diversified Capital is owned by T Corporation, which is 100% owned by our executive chairman, Mr. Thomas J. Pritzker. Mr. Pritzker also serves as President of Diversified Capital. Following the June 2004 Transaction, Cerromar became our wholly-owned subsidiary; however, the Cerromar letter of credit with the Puerto Rico Treasury Department remained and continues to be outstanding. We have entered into an indemnification and reimbursement agreement with both of the partners of Cerromar to cover any costs which may be owed to the Puerto Rico Treasury Department for the tax credit. In order to maintain the letter of credit, we pay Diversified Capital a quarterly letter of credit fee. In 2008, 2007 and 2006 Cerromar paid $157,821, $157,713 and $157,713 respectively, to Diversified Capital in letter of credit fees.

Agreements Relating to Aircraft

Falcon 900EX Aircraft—Rosemont Project Management, LLC

In October 2006, Rosemont Project Management Group, LLC, our wholly-owned subsidiary, entered into a time sharing agreement with respect to our Falcon 900EX aircraft with a number of companies owned all or in part by Pritzker family business interests, including Marmon Holdings, Inc. (Marmon), PRG, TransUnion Corp., Classic Residence, H Group, and Mr. Karl J. Breyer, Mr. Marshall E. Eisenberg and Mr. Thomas J. Pritzker, not individually, but each solely in their capacity as co-trustees of U.S. situs Pritzker family business interests, as well as TPO. At the time the agreement was entered into, Marmon was 99.6% owned by Pritzker family business interests. In 2008, the Pritzker family business interests sold an aggregate of approximately 64% of their interests in Marmon to a third party and committed to sell to such third party their remaining interests over a five to six year period. Mr. Thomas J. Pritzker, our executive chairman, is the chairman and director of Marmon and Mr. John D. Nichols, one of our directors, is the vice chairman of Marmon. Ms. Penny Pritzker, one of our directors, and Mr. Nicholas J. Pritzker, one of our former directors, also served as directors of Marmon until March 2008.

Under the time sharing agreement, each party may lease the aircraft and flight services crew on a time sharing basis for a fee equal to the “Direct Cost Rate” published annually by Conklin & de Decker for operating a Falcon 900EX aircraft for the applicable flight time. In no event does the amount reimbursed for a flight ever exceed the amount authorized by Federal Aviation Regulation Part 91.501(d)(1)-(10). Marmon, TPO, U.S. situs Pritzker family business interests, Classic Residence, PRG and H Group have made the following payments to us for use of the aircraft under the time sharing agreement:

	2008	2007
Marmon	$123,778	$10,464
TPO	145,172	48,755
U.S. situs Pritzker family business interests	177,171	83,953
Classic Residence	26,962	—
PRG	8,906	—
H Group	72,235	—

On March 18, 2008, the time sharing agreement was terminated with respect to Marmon.

In October 2006, Rosemont Project Management entered into an aircraft administrative and flight services agreement with Marmon Group, Inc. (Marmon Group), a subsidiary of Marmon, for the aircraft. Under the agreement, Marmon Group provides aircraft management services, maintenance and other aviation support services for the aircraft. In exchange for such services, Rosemont Project Management is obligated to pay Marmon Group a service fee of $60,000 per month for up to a maximum of 70 flight hours per month. For all flight hours over 70 per month, Rosemont Project Management and Marmon Group have agreed to negotiate, in good faith, a reasonable hourly rate. In addition to the service fee, Rosemont Project Management is also obligated to reimburse Marmon Group for specified direct costs and expenses incurred with respect to any flight. Under the agreement, Marmon Group also historically obtained and maintained on Rosemont Project Management’s behalf, and at Rosemont Project Management’s expense, customary casualty and liability insurance covering the aircraft and operation of the aircraft. This insurance is now obtained from a third party. The agreement terminated on March 18, 2008. Following the termination of the prior agreement, in March 2008, Rosemont Project Management entered into a new aircraft administrative and flight services agreement with Marmon Group for the aircraft on similar terms. This new aircraft administrative and flight services agreement terminates on March 18, 2010, unless terminated earlier. In 2008 and 2007, Rosemont Project Management made aggregate payments of $2,711,862 and $4,334,630, respectively, to Marmon Group under these agreements.

Interchange Agreement

In August 2008, Rosemont Project Management and Marmon Group entered into an interchange agreement with respect to the aircrafts owned by them. Subject to the terms and conditions of the agreement, each party has agreed to provide the use of its aircraft and operate interchange flights for the convenience of the other party. The parties intend to lease their aircraft to one another on an equal time basis. Use of Rosemont Project Management’s aircraft by Marmon Group requires our executive chairman’s approval, and use of Marmon Group’s aircraft by Rosemont Project Management requires the approval of Marmon Group’s chief executive officer. No charge, assessment or fee is to be made by either party for use of its aircraft under the agreement. The agreement has a one year term, unless earlier terminated by written notice. Additionally, the agreement may be extended for up to 180 days past the initial term by the party which has used fewer hours of the other party’s aircraft to enable such party to use the other party’s aircraft to equalize the number of flight hours used.

Gulfstream 200 Aircraft—Navigator Investments, LLC

In January 2006, we and certain other parties entered into a time sharing agreement with Navigator Investments, LLC, a wholly-owned subsidiary of Classic Residence, under which Navigator Investments agreed to lease to us and such other parties on a time sharing basis their Gulfstream 200 and flight crew for a flight fee equal to the “Direct Cost Rate” published annually by Conklin & de Decker for operating a Gulfstream 200 aircraft for the applicable flight time. In no event does the amount reimbursed for a flight ever exceed the amount authorized by Federal Aviation Regulation Part 91.501(d)(1)-(10). In July 2009 this agreement was terminated. Following this termination, in July 2009, we entered into a new time sharing agreement with Navigator Investments on similar terms. The time sharing agreement terminates on December 31, 2012. In 2008, 2007 and 2006, we made aggregate payments of $360,873, $228,653 and $178,418, respectively, to Navigator Investments for use of the aircraft.

2007 Stockholders’ Agreement

In connection with the issuance and sale of 100,000 shares of our Series A Convertible Preferred Stock to GS Sunray Holdings, L.L.C. (GSSH) and GS Sunray Holdings Parallel, L.L.C. (GSSHP and collectively, the Goldman Sachs Funds), affiliates of Goldman Sachs & Co., and the execution of the Subscription Agreement, we entered into the 2007 Stockholders’ Agreement with Madrone, the Goldman Sachs Funds and an additional investor that provides for certain rights and obligations of these stockholders, including the following:

Transfer Restrictions

Other than with respect to the 6,118,276 shares of common stock received by such stockholders in the May 2009 private placement transaction, these stockholders are restricted from transferring any shares of our common stock held by them, except to us, their affiliates (with the prior written consent of our board of directors), in limited amounts over specified time periods as described below and as otherwise permitted pursuant to the terms of the agreement. Subject to the rights of first refusal and “drag along” rights described below and provided that such transfers are accomplished by way of a broad distribution sale, following the consummation of this offering, each stockholder party to the 2007 Stockholders’ Agreement may transfer up to one-third of its common stock acquired under the Subscription Agreement or upon conversion of Series A Convertible Preferred Stock to unaffiliated third parties during each 365-day period beginning on the three and one-half, four and one-half and five and one-half year anniversaries of the consummation of this offering. In addition, following the consummation of this offering, subject to the rights of first refusal and “drag along” rights described below, each of such stockholders may transfer up to one-third of its common stock acquired under the Subscription Agreement or upon conversion of Series A Convertible Preferred Stock to unaffiliated third parties (1) at any time following the end of the first calendar year during which the “existing stockholders” (as described below) owned less than 25% of our common stock at any time during such year or (2) at any time following both (a) the second anniversary of the issuance of common stock to the relevant stockholders under the Subscription Agreement or the issuance of common stock upon conversion of the Series A Convertible Preferred Stock and (b) the first date on which the applicable market value exceeds 165% of the gross price per share at which the common stock was first traded in connection with this offering; provided that such transfers are accomplished by way of an underwritten public offering or in an otherwise broad distribution sale. The term “existing stockholders” is defined in the agreement to mean (i) members of the Pritzker family who are lineal descendants of Nicholas J. Pritzker, deceased, and their spouses, (ii) trusts for the benefit of such persons and/or (iii) affiliates of any such persons listed in clauses (i) and (ii). Subject to the rights of first refusal and “drag along” rights described below, the transfer restrictions set forth in the 2007 Stockholders’ Agreement expire at 11:59 p.m. (Central time) on the day after the date that is five and one-half years following the consummation of this offering.

Notwithstanding the foregoing, and subject to the rights of first refusal and “drag along” rights described below, following the consummation of this offering, in the event that any “initial holder” (as described below) transfers all or any portion of the shares of common stock held by such initial holder as of August 28, 2007 (other than pursuant to certain permitted transfers), each stockholder party to the 2007 Stockholders’ Agreement may transfer up to a pro rata portion of such stockholder’s common stock; provided, however, that in any 365-day period or calendar year in which such stockholder is permitted to transfer shares of common stock pursuant to the terms described in the preceding paragraph, such stockholder’s right to transfer a pro rata portion of its common stock shall apply only to the extent that the aggregate number of shares of common stock held by initial holders as of August 28, 2007 held at the commencement of such 365-day period or calendar year by initial holders and transferred by initial holders in such 365-day period or calendar year, as a percentage of the aggregate number of shares of common stock held by the initial holders as of August 28, 2007 at the commencement of such 365-day period or calendar year, exceeds the maximum percentage of such stockholder’s shares of common stock that such stockholder is permitted to sell in such 365-day period or calendar year (as described in the preceding paragraph), with the result that only such excess number of shares of common stock held by the initial holders as of August 28, 2007 and transferred by the initial holders will be taken into account in determining such stockholder’s pro rata portion eligible for transfer. The rights described in this paragraph expire at 11:59 p.m. (Central time) on the day after the date that is five and one-half years following the consummation of this offering. The term “initial holder” is defined in the agreement to mean (i) any of Mr. Thomas J. Pritzker, Ms. Penny Pritzker and/or Ms. Gigi Pritzker Pucker or (ii) trusts for the benefit of these individuals and/or for the benefit of their respective spouses and/or lineal descendants.

In addition, no stockholder party to the 2007 Stockholders’ Agreement may transfer (1) the legal or beneficial ownership of any common stock held by such stockholder unless such acquiring person’s ownership of common stock is not reasonably likely to jeopardize any licensing from a governmental authority, as determined by our board of directors in its reasonable discretion, (2) any common stock to an aggregator (meaning a person who is required to file a Schedule 13D under the Exchange Act disclosing an interest other than for investment), (3) any common stock to a competitor of ours engaged in one or more of the hospitality, lodging and/or gaming industries or (4) any common stock that would cause a stockholder to violate any provision of the agreement. Such restrictions are qualified by the “actual knowledge” of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale.

Right of First Refusal

Following the consummation of this offering, in the event that the number of shares of common stock proposed to be transferred by a stockholder party to the 2007 Stockholders’ Agreement and its affiliates together with any shares of common stock then proposed to be transferred by the other stockholders party to the 2007 Stockholders’ Agreement and their affiliates exceeds 2% of the then outstanding shares of common stock, then prior to consummating the sale of common stock to a third-party purchaser, such stockholder or stockholders shall offer to transfer the common stock to us at the applicable market value (as defined in the 2007 Stockholders’ Agreement). If we do not accept the offer within a specified period of time, such stockholder or stockholders may transfer the shares of common stock to the third-party purchaser as long as such transfer occurs within the time periods specified in the 2007 Stockholders’ Agreement and on terms and conditions no more favorable in the aggregate than offered to us.

“Drag-Along” Right

In connection with a “change of control” (as defined in the 2007 Stockholders’ Agreement) transaction, we have the right to require each stockholder party to the 2007 Stockholders’ Agreement to participate in such change of control transaction on the same terms, conditions and price per share of common stock as those applicable to the other holders of our common stock. In addition, upon our request, the stockholders party to the 2007 Stockholders’ Agreement have agreed to vote in favor of such change of control transaction or similar transaction, and we have the right to require each stockholder party to the 2007 Stockholders’ Agreement to vote for, consent to and raise no objection to any such transaction.

“Tag-Along” Right

Subject to the fiduciary duties of our board of directors, we have agreed that we will not agree to consummate a change of control transaction with respect to which the stockholders party to the 2007 Stockholders’ Agreement are not given the right to participate on the same terms, conditions and price per share of common stock as those applicable to the other holders of our common stock.

Preemptive Rights

Each stockholder party to the 2007 Stockholders’ Agreement has the right to purchase such stockholder’s pro rata share of any new shares of common stock, or any other equity securities, that we may propose to sell and issue on comparable terms by making an election within the time periods specified in the 2007 Stockholders’ Agreement, subject to certain excluded securities issuances described in the 2007 Stockholders’ Agreement, including shares issued pursuant to equity compensation plans adopted by our board of directors and the issuance of shares of our common stock in a public offering. If not all stockholders elect to purchase their full preemptive allocation of new securities, then we will notify the fully-participating stockholder of such and offer them the right to purchase the unsubscribed new securities.

Voting Agreement

Until the later of (1) December 31, 2013 and (2) the date that Mr. Thomas J. Pritzker is no longer our chairman, each stockholder party to the 2007 Stockholders’ Agreement has agreed to vote all of their shares of common stock consistent with the recommendations of a majority of our board of directors with respect to all matters. Prior to the consummation of this offering, the stockholders party to the 2007 Stockholders’ Agreement own in the aggregate 25,112,086 shares, or approximately 14.9%, of our outstanding common stock. Following the consummation of this offering, such stockholders will own in the aggregate              shares of Class B common stock, or approximately             % of the outstanding shares of our common stock and approximately             % of the total voting power of our outstanding common stock.

Designation of Directors to the Board

Under the 2007 Stockholders’ Agreement, each of Madrone GHC and the Goldman Sachs Funds has the right to designate, and the board will appoint, one representative to the board. Mr. Penner is Madrone GHC’s designee and Mr. Friedman is the Goldman Sachs Fund’s designee. These rights to designate representatives for appointment to the board terminate immediately prior to the consummation of this offering, however, Mr. Penner and Mr. Friedman will continue to serve as directors until their successors are duly elected by the holders of our common stock.

Access to Information

For so long as GS Sunray Holdings Parallel, L.L.C. owns any shares of common stock, we have agreed that GS Capital Partners VI Parallel, L.P. or its representatives may examine our books and records and visit and inspect our facilities and may reasonably request information at reasonable time and intervals concerning the general status of our financial condition and operations. Additionally, on reasonable prior notice, GS Capital Partners VI Parallel, L.P. or its representatives may discuss our business operations, properties and financial and other conditions with our management, independent accountants and investment bankers. In no event shall we be required to provide access to any information that we reasonably believe would constitute attorney/client privileged communications or would violate any securities laws.

Standstill

Under the 2007 Stockholders’ Agreement, each stockholder party to the 2007 Stockholders’ Agreement agreed that, subject to certain limited exceptions, so long as such stockholder owns shares of common stock, neither such stockholder nor any of its related persons will in any manner, directly or indirectly:

•

effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (a) any acquisition of any of our or our subsidiaries’ securities (or beneficial ownership thereof) (except through the proper exercise of preemptive rights granted under the 2007 Stockholders’ Agreement), or rights or options to acquire any of our or our subsidiaries’ securities (or beneficial ownership thereof), or any of our or our subsidiaries’ or affiliates’ assets, indebtedness or businesses, (b) any tender or exchange offer, merger or other business combination involving us or any of our subsidiaries or affiliates or any assets constituting a significant portion of our consolidated assets, (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to us or any of our subsidiaries or affiliates, or (d) any “solicitation” of “proxies” (as such terms are used in the proxy rules under the Exchange Act) or written consents with respect to any of our or our affiliates’ voting securities. For this purpose, the term “affiliates” means our affiliates primarily engaged in the hospitality, lodging and/or gaming industries;

•	form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to us where such group seeks to acquire any of our equity securities;

•	otherwise act, alone or in concert with others, to seek representation on or to control or influence our or our subsidiaries’ management, board of directors or policies;

•	take any action which would or would reasonably be expected to force us to make a public announcement regarding any of the types of matters set forth in the first bullet point above;

•

own more than 12% of the issued and outstanding common stock, unless such ownership arises as a result of any action not taken by or on behalf of such stockholder or a related person of such stockholder; or

•	request that we or any of our representatives, directly or indirectly, amend or waive any of the foregoing provisions.

Each stockholder party to the 2007 Stockholders’ Agreement has also agreed that, if at any time during the period such stockholder is subject to the foregoing provisions, such stockholder is approached by any third party concerning its participation in any transaction or proposed transaction involving the acquisition of all or any portion of the assets, indebtedness or securities of, or any business of, ours or any of our subsidiaries, such stockholder will promptly inform us of the nature of such transaction and the parties involved.

Termination

The 2007 Stockholders’ Agreement terminates (1) with respect to any individual stockholder, on the first date when such stockholder no longer holds any shares of common stock and (2) in its entirety, upon the first to occur of all of our equity securities being owned by a single person or the agreement in writing by us and each stockholder party to the 2007 Stockholders’ Agreement.

Other Transactions with Goldman, Sachs & Co. and its Affiliates

We paid Goldman, Sachs & Co. $1,543,898 in 2008 and $19,254,065 in 2007 for investment banking and advisory services provided to us. Mr. Richard A. Friedman, one of our directors, is a partner and managing director of Goldman, Sachs & Co.

In September 2008, Goldman, Sachs & Co. assigned to us their interests and obligations under a United Center Suite License Agreement related to a private suite box at the United Center in Chicago, Illinois. The use of the suite box and costs under the license agreement are shared equally with a third party. In 2008, we paid a license fee of $90,849 and a security box deposit of $87,500. The license fee periodically adjusts to reflect increases in the Consumer Price Index. The license term expires on August 31, 2012.

Hyatt Corporation, our wholly-owned subsidiary, has partnered with W2007 Finance Sub, LLC and Whitehall Parallel Global Real Estate Limited Partnership 2007 (the Whitehall entities), to form W2007 Waikiki Holdings, LLC (the Waikiki joint venture) for the purpose of acquiring, owning and operating the Hyatt Regency Waikiki Beach Resort & Spa. The Whitehall entities are both affiliates of The Goldman Sachs Group, Inc., the parent of Goldman, Sachs & Co. Mr. Richard A. Friedman, one of our directors, is the head of the Merchant Banking Division of Goldman, Sachs & Co. and the chairman of the Corporate Investment Committee of the Merchant Banking Division. The Whitehall entities are the managing members of the Waikiki joint venture, collectively owning 90.01% of its ownership interests. Hyatt Corporation owns the remaining 9.99% of the ownership interests in the Waikiki joint venture. In June 2007, Hyatt Corporation acquired 500 shares of non-voting, redeemable preferred stock of the predecessor to W2007 WKH Hotel TRS, Inc., a subsidiary of the Waikiki joint venture. The redeemable preferred shares accrue dividends at a rate per annum equal to 6% of $500,000. Such dividends will continue to accrue until W2007 WKH Owner, LLC redeems the shares of preferred stock in exchange for an aggregate payment to Hyatt Corporation of $500,000. In July 2008, W2007 WKH Owner, LLC acquired ownership of the Hyatt Regency Waikiki Beach Resort & Spa and neighboring Kings Village retail center. In connection with the acquisition, in July 2008, SDI, Inc., our wholly-owned subsidiary, provided a loan in the amount of $277,500,000 to W2007 WKH Senior Borrower, LLC, a subsidiary of the Waikiki joint venture. Interest accrues on the loan at a rate per annum equal to the 30-day LIBOR plus 3.75%. The loan is first priority and is secured by real property interests held in the hotel and retail center by W2007 WKH Owner, LLC and other subsidiaries of the Waikiki joint venture. The loan has a stated maturity date of July 2010 with three, one-year options to extend through 2013. In July 2008, Hyatt Corporation entered into a management agreement with W2007 WKH Hotel TRS, Inc., pursuant to which we manage the hotel. In exchange for the management services provided, W2007 WKH Hotel TRS, Inc. pays us a base fee and an incentive fee. The base fee is calculated as a percentage of gross revenues, and the incentive fee is calculated as a percentage of adjusted gross operating profit exceeding certain amounts. The agreement expires in 2047. In 2008 we received interest payments of $7,051,998 in connection with this financing. In 2008, W2007 WKH Hotel TRS, Inc. made payments of $3,252,279 to us pursuant to the management agreement.

Prior to October 2006, our wholly-owned subsidiary, AmeriSuites Franchising, Inc. franchised 18 AmeriSuites hotels that were owned and operated by Equity Inns TRS Holdings, Inc. or certain of its subsidiaries (collectively referred to as ENN). In October 2006, our wholly-owned subsidiaries, Select Hotels Group, L.L.C., Hyatt Place Franchising, L.L.C. and AmeriSuites Franchising, Inc. entered into a master agreement with Equity Inns pursuant to which the parties agreed to convert the hotels to Hyatt Place hotels. On October 25, 2007, Equity Inns was acquired by affiliates of Whitehall Street Global Real Estate Limited Partnership 2007, and ownership of the hotels was transferred to W2007 Equity Inns Realty, LLC, also an affiliate of Whitehall, which expressly assumed Equity Inns’ obligations under the master agreement. As a result of the change of control in the ownership structure for these hotels, in 2007, Equity Inns paid us $135,000 in transfer fees in relation to the existing AmeriSuites franchise agreements and W2007 Equity Inns Realty, LLC paid us $670,800 in new application fees pursuant to the new Hyatt Place franchise agreements. Fifteen of the hotels completed conversion to Hyatt Place and executed new Hyatt Place franchise and management agreements in late 2007 and early 2008. The hotels paid us franchise and management fees as well as reimbursement of payroll costs, fees for shared services and the national advertising fund under existing AmeriSuites franchise and management agreements until their respective conversions. Following their respective conversion dates and until January 30, 2009, these hotels paid us franchise and management fees pursuant to Hyatt Place franchise and management agreements. On January 30, 2009, the parties terminated the management agreements, and since then Archon Group, L.P., an affiliate of Whitehall, has managed these properties. We continue to receive franchise fees pursuant to the Hyatt Place franchise agreements. We paid Equity Inns a total of $3,451,280 representing performance payments, net of amounts received and cost reimbursements due to us, under these agreements for the period between October 25, 2007 and December 31, 2007. In 2008, Equity Inns paid us a total of $14,957,618 under these agreements.

On January 11, 2008, W2007 MVP St. Louis, LLC, an affiliate of Whitehall, entered into an agreement with Hyatt Corporation to manage the Hyatt Regency St. Louis Riverfront hotel. In 2008, W2007 MVP St. Louis, LLC made payments of $1,584,850 to us pursuant to the management agreement.

Tax Separation Agreement

Prior to the June 2004 Transaction, H Group, Hyatt Corporation, Classic Residence and their respective subsidiaries were members of a consolidated group and were included in the consolidated federal income tax return as well as various consolidated or combined state, local and foreign tax returns filed by H Group. As a result of the June 2004 Transaction, Hyatt Corporation and Classic Residence ceased to be members of the H Group consolidated group and following the contribution of stock of Hyatt Corporation to us, Hyatt Corporation became a member of our consolidated group and became included in the consolidated federal and certain other consolidated or combined state, local and foreign income tax returns filed by us.

In connection with the June 2004 Transaction, H Group, Hyatt Corporation, Classic Residence and their respective direct and indirect subsidiaries entered into a tax separation agreement, as amended. In general, H Group agreed to indemnify Hyatt Corporation, Classic Residence and their subsidiaries against: (i) taxes of the members of H Group’s group prior to the June 2004 Transaction; (ii) taxes attributable to the June 2004 Transaction and related transactions; and (iii) liabilities of certain members of H Group’s group prior to the June 2004 Transaction under the consolidated return rules or similar rules.

In general, Hyatt Corporation agreed to indemnify H Group, Classic Residence and their respective subsidiaries following the June 2004 Transaction against: (i) Hyatt Corporation group’s share of H Group’s taxes for the year of the June 2004 Transaction, calculated as if the Hyatt Corporation group was a separate group for that year; (ii) Hyatt Corporation’s post-June 2004 Transaction taxes; (iii) final audit adjustments in periods prior to the June 2004 Transaction attributable to Hyatt Corporation’s group members; and (iv) certain specific pre-June 2004 Transaction tax matters.

In general, Classic Residence agreed to indemnify H Group, Hyatt Corporation and their respective subsidiaries following the June 2004 Transaction against: (i) Classic Residence group’s share of H Group’s taxes for the year of the June 2004 Transaction, calculated as if the Classic Residence group was a separate group for that year; (ii) Classic Residence’s post-June 2004 Transaction taxes; and (iii) final audit adjustments in periods prior to the June 2004 Transaction attributable to Classic Residence’s group members.

The tax separation agreement also addresses other tax related matters, including the preparation and filing of returns, tax contests and refunds.

H Group agreed to prepare and file all income tax returns for periods prior to the June 2004 Transaction and periods that include the June 2004 Transaction. Hyatt Corporation and Classic Residence each agreed to prepare and file their own income tax returns for periods beginning after the June 2004 Transaction.

Under the tax separation agreement, as amended, H Group generally controls tax audits and proceedings for periods prior to and including the June 2004 Transaction, other than certain specified tax audits and proceedings that impact Hyatt Corporation and Classic Residence. The party controlling the tax audit or proceeding must consult with the affected parties and may not enter into any settlement agreement that gives rise to an indemnification obligation under the tax separation agreement without the consent of the indemnifying party.

H Group is entitled to refunds and other tax benefits from periods prior to the June 2004 Transaction, provided H Group reimburses Hyatt Corporation and Classic Residence for any refunds or tax benefits attributable to the Hyatt Corporation or Classic Residence group members, as applicable, resulting from settlements of audits for periods prior to the June 2004 Transaction. Refunds for tax periods that include the June 2004 Transaction will be allocated in a way that is consistent with how taxes for such periods are allocated. If H Group realizes a tax benefit with respect to deductions associated with payment obligations assumed from Hyatt Corporation in connection with the June 2004 Transaction, then H Group will pay the amount of such tax benefit to Hyatt Corporation.

Pursuant to the tax separation agreement, Hyatt Corporation advanced H Group $32 million in July 2005. H Group repaid Hyatt Corporation $3.2 million in 2005, $2.9 million in 2006 and $15.7 million in 2007. The remaining $10.2 million was treated as a distribution made by Hyatt Corporation to H Group immediately prior to the June 2004 Transaction. Hyatt Corporation paid H Group $16.3 million in 2007 for separate amounts owed under the tax separation agreement, and in August 2009, Hyatt Corporation paid $5.4 million under the tax separation agreement for amounts effectively settled with taxing authorities.

In connection with the June 2004 Transaction, H Group assumed liability for future payment of $101.7 million that Hyatt Corporation owed to a third party. In accordance with U.S. federal income tax laws, while H Group makes the payments related to these liabilities, we retain the tax benefits, and in each of 2008, 2007 and 2006 recorded tax deductions of $7.8 million for payments made by H Group.

In connection with the June 2004 Transaction, H Group also assumed Hyatt Corporation’s benefit liabilities of $27.7 million under certain deferred compensation and executive retirement plans with respect to certain former and retired employees of Hyatt Corporation. While H Group retains the liability for such payments, we retain the tax benefits. In 2008, 2007 and 2006, we recorded tax deductions of $4.0 million, $4.1 million and $3.9 million, respectively.

HGMI Gaming, Inc. Transition Services Agreement

In connection with the June 2004 Transaction, on June 30, 2004, Hyatt Corporation entered into a transition services agreement with HGMI pursuant to which Hyatt Corporation agreed to provide certain transition services, including human resources, payroll, employee benefits, accounting, financial, legal, tax, software and technology, call center and reservation, purchasing, travel, insurance and treasury banking services, to allow HGMI to develop the internal resources and capabilities to arrange for third-party providers for such services. This transition services agreement was extended on February 12, 2008 by a letter agreement, pursuant to which we agreed to continue to provide certain employee benefit services to HGMI for an annual fee of $36,000, which fee will be increased by 4% each year. In addition, HGMI agrees to reimburse us for all fees and other out-of-pocket expenses incurred. The HGMI agreement continues until terminated by advance written notice by either party. In 2008, 2007 and 2006, HGMI made payments to us of $47,024, $93,328 and $32,660, respectively, under the transition services agreement.

Employee Benefits Agreement

In connection with the June 2004 Transaction, on July 1, 2004, Hyatt Corporation entered into an employee benefits and other employment matters allocation and separation agreement with HGMI, H Group, HCC and Grand Victoria Casino & Resort, L.P., a company principally owned by Pritzker family business interests, pursuant to which we continue to provide administrative services to the parties. The services include, coordinating third-party administration for retirement plans, coordinating third-party administration for health and dental plans, providing claims administration for unemployment insurance claims, and for a short period of time, payroll services. The parties agree to reimburse each other for any costs or expenses incurred in connection with any of the plans which are the responsibility of the other party. In 2008 and 2006, H Group made payments of $6,310,055 and $10,549, respectively, to us under the agreement.

Transactions Related to the Nassau Veterans Memorial Coliseum

Facility Management of New York, Inc., formerly known as Hyatt Management Corporation of New York, Inc., entered into an indenture agreement with the County of Nassau to lease and operate the Nassau Veterans Memorial Coliseum. As part of the lease agreement, the County of Nassau assigned to Facility Management of New York, Inc. an agreement with Nassau Sports, the sole owner of the New York Islanders, a National Hockey League team, for the lease of certain spaces within the Nassau Veterans Memorial Coliseum. At the time of the agreement, Facility Management of New York, Inc. was entirely owned by us. Pursuant to this agreement, we agreed to guarantee the obligations of Facility Management of New York, Inc. to the County of Nassau for up to $1,000,000. The lease was assigned to SMG, formerly known as Spectacor Management Group, which at the time was a wholly-owned subsidiary of H Group. Our obligation to indemnify the County of Nassau continued despite the assignment. In 2007, SMG was acquired by a third-party acquirer. As a condition to the acquisition, SMG agreed to indemnify us for any losses up to $750,000 arising out of or in connection with our obligations under the lease agreement. This indemnification is supported by a $750,000 letter of credit. A third-party, 50% partner in SMG, in order to facilitate the acquisition of SMG by the third-party acquirer, also agreed to indemnify us for 50% of any losses suffered under the lease obligation. The lease expires on July 31, 2015 and may be extended. However, SMG has agreed not to extend or renew the lease agreement unless we would have no obligations whatsoever under the guaranty in the lease agreement.

Registration Rights

After this offering, GS Sunray Holdings Subco I, L.L.C., GS Sunray Holdings Subco II, L.L.C., GS Sunray Holdings Parallel Subco, L.L.C., Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC and their respective transferees will be entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up arrangements.

In addition, after this offering, the Pritzker family U.S. situs trusts and entities owned directly and indirectly by such trusts, entities owned by the Pritzker family non-U.S. situs trusts, and their respective transferees will be entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand, “shelf” and “piggyback” registration rights, subject to applicable lock-up arrangements.

For additional information, see “Description of Capital Stock—Registration Rights.”

Other Agreements, Transactions and Arrangements

A partner of Latham & Watkins LLP, Michael A. Pucker, is the brother-in-law of Mr. Thomas J. Pritzker. In 2008, 2007 and 2006, we made aggregate payments of $5,762,334, $4,534,125, $1,672,984, respectively, to Latham & Watkins LLP for legal services.

In 2008, 2007 and 2006, Northridge Industries, Inc., our wholly-owned subsidiary made payments of $25,830, $11,095 and $5,001, respectively, to PRG for administrative and investment management services.

In 1998, one of our subsidiaries and Canadian Torvan Realty, L.P., an entity owned by certain Pritzker family business interests, transferred depreciable property and a leasehold interest in land and buildings, which constitute the Hyatt Regency Hotel in Vancouver, B.C., to our subsidiary, Hyatt Equities, L.L.C. In connection with this transfer, the Canadian Revenue and Customs Agency allowed the transferors to defer the tax on the income that would have otherwise been realized until any one of a number of events, as set forth in the agreement, causes the liability to become payable. This tax deferral, however, was subject to, among other things, the guarantee by Hyatt Equities of the tax liabilities to the extent they become payable under the agreement. In October 2009, the deferred tax liability of the other Pritzker family business interests became due, and they paid their known tax liability in full. As a result, unless there is a tax reassessment, Hyatt Equities’ guarantee of their liability would have no further effect.

Through a wholly-owned subsidiary, we own 5% interests in two limited liability companies that, in turn, each own a majority of the limited partnership interests in limited partnerships that invest in life science technology companies. Other Pritzker family business interests own the remaining interests in such limited liability companies. In addition, these limited liability companies, trusts for the benefit of Mr. Thomas J. Pritzker’s immediate family members and an entity owned by Pritzker family business interests own non-controlling interests in two separate limited liability companies each of which acts as the sole general partner of each of the limited partnerships. An entity substantially owned by trusts for the benefit of certain members of the Pritzker family, including Mr. Thomas J. Pritzker and Ms. Penny Pritzker, and their immediate family members, acts as the advisor to and is the manager of the general partner of each of the limited partnerships. Mr. Thomas J. Pritzker serves as a manager on the board of managers of this entity. A majority vote of the board of managers and any committee thereof requires the affirmative vote of Mr. Pritzker. Through a wholly-owned subsidiary, we also own a 5% interest in a limited liability company that also invested in a pharmaceutical company. The remaining interests in this limited liability company are owned by Pritzker family business interests and trusts for the benefit of certain members of the Pritzker family, including immediate family members of Mr. Thomas J. Pritzker and Ms. Penny Pritzker. As described in note 18 to our consolidated financial statements, in 2008, 2007 and 2006 we received distributions from these investments.

Through two wholly-owned subsidiaries, we own a 4.7% limited partnership interest and a 5% limited partnership interest in two limited partnerships that invest in real estate. These limited partnerships are managed by PRG. As described in note 18 to our consolidated financial statements, in 2008, 2007 and 2006 we received distributions from these investments.

Marshall E. Eisenberg, a co-trustee of the Pritzker family U.S. situs trusts, is a partner in the law firm of Neal, Gerber & Eisenberg LLP. In 2008, 2007 and 2006, we made aggregate payments of $824,656, $421,767 and $722,557, respectively, to Neal, Gerber & Eisenberg LLP for legal services.

Related Party Transactions No Longer In Effect

Repurchases of Common Stock

On August 22, 2007, our wholly-owned subsidiary, AIC, borrowed $730 million from Diversified Capital pursuant to the terms of a promissory note. The outstanding indebtedness under the promissory note accrued interest at a rate per annum equal to 5.5% compounded annually. On August 22, 2007, AIC used the proceeds from the loan plus cash on hand to purchase approximately 12,135,904 shares of our common stock owned by three wholly-owned subsidiaries of Marmon for an aggregate purchase price of $745,387,230. On September 25, 2007, AIC repaid Diversified Capital the full $730 million in outstanding indebtedness as well as $3,740,000 in accrued and unpaid interest on the loan. On October 22, 2007, we purchased the 12,135,904 shares of our common stock from AIC for a purchase price of $745,387,230.

On August 31, 2007, we offered to purchase, on a pro rata basis, up to 4,145,437 shares of our common stock from all common stockholders of record on August 27, 2007 at a price per share of $61.42. On September 14, 2007, we purchased a total of 4,145,437 shares of our common stock for an aggregate purchase price of $254,612,770 from certain Pritzker family business interests.

On October 2, 2007, we offered to purchase, on a pro rata basis, up to 1,628,134 shares of our common stock from all common stockholders of record on October 2, 2007 at a price per share of $61.42. On October 17, 2007, we purchased a total of 1,628,134 shares of our common stock for an aggregate purchase price of $100,000,000 from Pritzker family business interests.

Loan Guarantee

In connection with the sale by Pritzker family business interests of their interests in Timber Products Co. Limited Partnership (14.2% of which was indirectly owned by AIC) to a third party on

August 31, 2004, AIC, severally but not jointly, guaranteed the payment when due of a loan in the principal amount of $29.8 million made by Diversified Capital to such third party in connection with such third party’s purchase of Timber Products. AIC’s share of the guarantee was based on 16.2% of the obligations. On September 30, 2008, Diversified Capital sold a 16.2% interest in the note evidencing the loan to AIC for an aggregate purchase price of $2,774,076. Subsequently, on September 30, 2008, AIC sold its 16.2% interest in the note plus accrued interest to TP-AIC, L.L.C. for an aggregate purchase price of $2,774,076. Pritzker family business interests own all of the outstanding membership interests in TP-AIC, L.L.C. On September 30, 2008, following such sale, Diversified Capital released AIC from all of its obligations under the guarantee. No claims were made against AIC under the guarantee.

Agreements Relating to the Hyatt Center

In connection with the construction of the Hyatt Center, we provided construction management services to PRG for which they paid us $300,000 in 2006. PRG managed the overall build-out of the space we lease.

Mr. Nicholas J. Pritzker, a former director, from time to time provides services to H Group and TPO, and previously maintained a business office in the Hyatt Center leased by us. As a result, H Group and TPO paid a portion of the occupancy and operation costs related to this office space. In 2008, H Group and TPO paid us $545,190 and $164,212, respectively, for their share of these office costs from 2005 through 2007. This agreement was terminated in April 2009.

License Agreements

Agreements Related to Transfer and License Back of “Classic Residence by Hyatt” Trademark and Service Mark

On June 30, 2004, Hyatt Corporation and Classic Residence Management Limited Partnership (CRM) entered into an Agreement and Consent Regarding Use of Trademark to, among other things, confirm the status of the “Classic Residence by Hyatt” trademark and service mark, and in particular, that they were owned by CRM in the United States. Under a License Agreement, dated as of June 30, 2004, between Hyatt Corporation and Classic Residence (the 2004 License Agreement), we licensed to Classic Residence the right to use the name “Classic Residence by Hyatt” in connection with the business of Classic Residence and its subsidiaries outside of the United States and the word “Hyatt” and variations thereof, and all trademarks, logos, trade names, service marks or copyrights owned by Hyatt Corporation. In 2008, 2007 and 2006 Classic Residence made payments to us of $5,000, $10,000 and $5,000, respectively, under the 2004 License Agreement.

On December 31, 2008, the 2004 License Agreement and the Agreement and Consent Regarding Use of Trademark were terminated. Also on December 31, 2008, CRM sold its right, title and interest in the trademark and service mark “Classic Residence by Hyatt” to H Mark, L.L.C. and IHE, INC. At the time of the purchase, the members of H Mark were U.S. situs Pritzker family business interests. IHE is controlled by certain non-U.S. situs Pritzker family business interests. Immediately following such purchase, the members of H Mark contributed and assigned their membership interests in H Mark, and IHE contributed and assigned its undivided interest in the “Classic Residence by Hyatt” trademark and service mark and in the December 31, 2008 purchase agreement with CRM to us, in each case as a capital contribution and for no additional consideration. Following such capital contribution, we contributed and assigned (1) the membership interests in H Mark and (2) the former IHE interest in the “Classic Residence by Hyatt” trademark and service mark and the December 31, 2008 purchase agreement to our subsidiary, Hyatt Corporation. Subsequently, on December 31, 2008, H Mark merged into Hyatt Corporation. Following the merger, Hyatt Corporation entered into a License

Agreement with Classic Residence as described in “—Current Relationships and Related Party Transactions—License Agreement with CC-Development Group, Inc.” above.

License Agreement with HGMI Gaming, Inc.

In June 2004, HGMI entered into a License Agreement with Hyatt Corporation, under which we granted HGMI a limited, non-exclusive right to use Hyatt trademarks, logos, trade names, service marks and copyrights, including the name “Hyatt.” In exchange for this right, HGMI paid us a license fee of $10,000 per calendar quarter. In 2008, 2007 and 2006, HGMI made payments of $50,000, $30,000 and $40,000, respectively, to us under this agreement. This agreement was terminated in March 2009.

Agreements with HGMI Gaming, Inc. and Related Entities

Grand Victoria Casino & Resort (Rising Sun, Indiana) Master Subcontract Agreement

HGMI manages the Grand Victoria Casino & Resort complex in Rising Sun, Indiana, which is owned by Grand Victoria Casino and Resort L.P. (GVCR). A subsidiary of HGMI is the general partner and Pritzker family business interests own the majority of the limited partnership interests in the limited partnership that is the general partner and 80% owner of GVCR. In January 1996, Hyatt Corporation entered into a Management Subcontract with HGMI, under which we provided “chain services,” such as food and beverage, personnel and other operational departmental supervision and control services, centralized reservations services and advertising, publicity and public relations services, and certain Hyatt system centrally provided services, such as marketing, employee benefits and computer services, for this property. HGMI was obligated to reimburse us for the hotel’s pro rata share of allocable chain expense and Hyatt systems costs. GVCR made payments of $257,477 and $241,832 in 2008 and 2007, respectively, and HGMI made payments of $321,021 in 2006 to us for services provided under this agreement. This agreement was terminated on December 31, 2008.

Mendoza, Argentina Casino

Nuevo Plaza Hotel Mendoza Limited, S.A., our indirect 50% owned subsidiary, developed and owned a casino located at the Park Hyatt Mendoza Hotel in Mendoza, Argentina. In February 2000, Nuevo Plaza Hotel Mendoza Limited entered into a Casino Management Agreement with Regency Casinos (Mendoza) Limited, which at the time the agreement was entered into, was an indirect subsidiary of HGMI. Under the agreement, Regency Casinos (Mendoza) Limited managed and operated the casino. In exchange for these services, Nuevo Plaza Hotel Mendoza Limited pays Regency Casinos (Mendoza) Limited a fee equal to a percentage of the gross operating profits of the casino. The agreement expires at the earlier of the expiration of the gaming license (following any renewals) or midnight on December 31, 2020. In 2007, HGMI sold Regency Casinos (Mendoza) Limited to a third party. In 2007 and 2006, Nuevo Plaza Hotel Mendoza Limited, S.A made payments of $1,299,099 and $1,171,055, respectively, to Regency Casinos (Mendoza) Limited under this agreement.

Dorado Beach Hotel and Resort and Hyatt Regency Cerromar Hotel Management Agreement and Conversion Costs

In January 1985, our wholly-owned subsidiary, Hyatt Hotels of Puerto Rico, Inc., entered into a management agreement with Dorado Beach Hotel Corporation (Dorado Beach), an entity 100% indirectly owned by Pritzker family business interests, pursuant to which we managed and operated two Dorado Beach hotel properties, the Dorado Beach Hotel and Resort and the Hyatt Regency Cerromar Hotel. In exchange for these services, Dorado Beach paid us a management fee equal to 2% of the annual gross receipts for each fiscal year. In 2006, Dorado Beach made payments to us of $510,634 pursuant to the terms of the management agreement. The Hyatt Regency Cerromar Hotel closed in 2003 and the Dorado Beach Hotel and Resort closed in 2006. From 2003 through 2006, we incurred various costs related to determining the feasibility of converting the Hyatt Regency Cerromar Hotel to be part of our existing Hyatt Vacation Club property located in Puerto Rico. In 2007, Dorado Beach made payments to us of $1,574,562 and Cerromar Beach Resort, LLC made payments to us of $14,077 to reimburse us for these costs. Cerromar Beach Resort, LLC is 100% indirectly owned by Pritzker family business interests. The project was ultimately not pursued and the Hyatt Regency Cerromar Hotel and the Dorado Beach Hotel and Resort were sold to a third party on December 7, 2007.

Agreements Related to August 2007 Financing Transaction, Repurchase of Notes and Early Settlement of Subscription Agreement

Series A Convertible Preferred Stock

In August 2007, we sold an aggregate of 100,000 shares of Series A convertible preferred stock, par value $0.01 per share, to the Goldman Sachs Funds, for $500,000,000. On May 13, 2009, the 100,000 shares of Series A convertible preferred stock were converted into approximately 8,140,670 shares of common stock. Richard A. Friedman, one of our directors, is a partner and managing director of Goldman, Sachs & Co.

5.84% Senior Subordinated Notes due 2013

In August 2007, we sold $500,000,000 aggregate principal amount of 5.84% Senior Subordinated Notes due September 1, 2013 (2013 Notes) to Madrone Capital, LLC (Madrone). Gregory B. Penner, one of our directors, was manager of Madrone and is the brother-in-law of an executive vice president of TPO. In December 2007, the Goldman Sachs Funds acquired $75,000,000 aggregate principal amount of Madrone’s 2013 Notes and an equivalent amount of Madrone’s obligations under the Subscription Agreement described below. In 2007, 2008 and 2009, we made aggregate interest payments to Madrone under the 2013 Notes of $7,543,333, $24,820,000 and $11,169,000, respectively. In 2008 and 2009, we made aggregate interests payments to the Goldman Sachs Funds under the 2013 Notes of $4,380,000 and $1,971,000, respectively.

On May 13, 2009, we repurchased from Madrone $425,000,000 aggregate principal amount of 2013 Notes for an aggregate purchase price of $479,700,199, consisting of a $425,000,000 payment of principal and $54,700,199 in make-whole interest payments and early settlement premiums. We also repurchased from the Goldman Sachs Funds an aggregate of $75,000,000 principal amount of 2013 Notes for an aggregate purchase price of $84,652,976, consisting of a $75,000,000 payment of principal and $9,652,975 in make-whole interest payments and early repurchase settlement premiums.

Subscription Agreement

In August 2007, we entered into a Subscription Agreement with Madrone, under which Madrone agreed to purchase in September 2011, or earlier upon the occurrence of a change of control or an initial public offering, a variable number of shares of our common stock for $500,000,000. In connection with the sale of $75,000,000 aggregate principal amount of 2013 Notes to the Goldman Sachs Funds in December 2007, the Goldman Sachs Funds also assumed $75,000,000 of Madrone’s obligations under the Subscription Agreement. Each of Madrone and the Goldman Sachs Funds pledged 2013 Notes as collateral for its obligations under the Subscription Agreement.

Under the terms of the Subscription Agreement, Madrone and the Goldman Sachs Funds were obligated to make subscription payments to us at a rate of 0.84% per year on the purchase price to be paid on the Subscription Agreement settlement date. In 2008, we received subscription payments of $3,786,712 from Madrone and $463,151 in the aggregate from the Goldman Sachs Funds. In 2009, we received subscription payments of $2,481,068 from Madrone and $437,836 in the aggregate from the Goldman Sachs Funds.

Settlement of Madrone’s and the Goldman Sachs Funds’ obligations under the Subscription Agreement occurred on May 13, 2009, at our request. In the settlement, Madrone purchased 7,687,642 shares of common stock for a purchase price of $425,000,000 and the Goldman Sachs Funds purchased an aggregate of 1,356,642 shares of common stock for an aggregate purchase price of $75,000,000.

Issuance of Common Stock

In May 2009, we issued and sold an aggregate of 29,195,199 shares of our common stock to certain of our existing investors and their affiliates, including to Pritzker family business interests, entities affiliated with Madrone and the Goldman Sachs Funds and certain of our non-employee directors or their permitted assigns, at a price of $26.00 per share. The following table presents the number of shares of common stock purchased by each related party that purchased in excess of $120,000 of stock:

Name of Purchaser:	Number of Shares of Common Stock	Purchase Price
U.S. situs Pritzker family business interests	19,233,325	$500,066,463
IHE, INC. and Subsidiaries	3,836,883	$99,758,971
GS Sunray Holdings Subco I, L.L.C.	1,375,770	$35,770,020
GS Sunray Holdings Subco II, L.L.C.	1,375,770	$35,770,020
GS Sunray Holdings Parallel Subco, L.L.C.	405,197	$10,535,122
Madrone GHC, LLC	1,323,500	$34,411,000
Lake GHC, LLC	941,250	$24,472,500
Shimoda GHC, LLC	235,250	$6,116,500

Transition Services Agreements

In connection with the June 2004 Transaction, on June 30, 2004, Hyatt Corporation entered into transition services agreements with each of H Group and Classic Residence pursuant to which Hyatt Corporation agreed to provide certain transition services, including human resources, payroll, employee benefits, accounting, financial, legal, tax, software and technology, call center and reservation, purchasing, travel, insurance, and treasury and banking services, to allow such companies to develop the internal resources and capacities, or to arrange for third-party providers, for such services. Each of H Group and Classic Residence agreed to reimburse Hyatt Corporation for all fees and other out-of-pocket expenses incurred by Hyatt Corporation (or any parent of Hyatt Corporation) in connection with the provision of such services (at cost). In addition, each of H Group and Classic Residence agreed to pay Hyatt Corporation a reimbursement fee equal to the “allocable employee cost” for each hour of time spent by any Hyatt employee in connection with the provision of transition services. In 2008 and 2006 H Group made payments to us of $46,973 and $13,884, respectively, under the transition services agreement. The H Group and Classic Residence transition services agreements terminated on June 30, 2007.

Agreements Relating to Aircraft

Falcon 900EX Aircraft—The Marmon Group, Inc.

In January 2006, we and certain other parties entered into a time sharing agreement with Marmon Group, under which Marmon Group agreed to lease to us and such other parties on a time sharing basis their Falcon 900EX aircraft and flight crew for a flight fee equal to the “Direct Cost Rate”

published annually by Conklin & de Decker for operating a Falcon 900EX aircraft for the applicable flight time. In no event did the amount reimbursed for a flight ever exceed the amount authorized by Federal Aviation Regulation Part 91.501(d)(1)-(10). This agreement was amended and as of June 2009 has been terminated with respect to all parties. In 2006 and 2007, we made aggregate payments of $120,851 and $436,294, respectively, to Marmon Group for use of this aircraft under this agreement.

On September 13, 2006, Marmon Group entered into an aircraft exchange agreement with an aircraft broker pursuant to which Marmon Group agreed to exchange their aircraft for another Falcon 900EX aircraft. Contemporaneously on such date Rosemont Project Management, L.L.C., entered into an aircraft purchase agreement with the aircraft broker to purchase the original Falcon 900EX aircraft exchanged by Marmon Group for an aggregate purchase price of $32,140,000. We loaned the aircraft broker $500,000 to pay the deposit to acquire Marmon Group’s new Falcon 900EX aircraft and also guaranteed the performance of the aircraft broker’s obligations to purchase the aircraft from the seller. On October 2, 2006, we acquired from the aircraft broker Marmon Group’s original Falcon 900EX aircraft for $31,640,000 in cash and cancelled the $500,000 promissory note.

Falcon 900EX Aircraft—Marmon Group

Following the exchange of Marmon Group’s original Falcon 900EX aircraft for the new Falcon 900EX aircraft, the time sharing agreement originally entered into with respect to the original Falcon 900EX aircraft was amended in October 2006 to apply on the same terms to the new Falcon 900EX aircraft. On March 18, 2008, the time sharing agreement was terminated with respect to all parties other than Marmon and us. In 2008 and 2007, we made aggregate payments of $196,381 and $62,311, respectively, to Marmon Group for use of the aircraft under this agreement. In June 2009, the time sharing agreement was terminated for all remaining parties.

Falcon 50 Aircraft—Marmon Group, Inc.

In January 2006, we and certain other parties entered into a time sharing agreement with Marmon Group, under which Marmon Group agreed to lease to us and such other parties on a time sharing basis its Falcon 50 aircraft and flight crew for a flight fee equal to the “Direct Cost Rate” published annually by Conklin & de Decker for operating a Falcon 50 aircraft for the applicable flight time. In no event did the amount reimbursed for a flight ever exceed the amount authorized by Federal Aviation Regulation Part 91.501(d)(1)-(10). In 2008 and 2007, we made aggregate payments of $37,302 and $29,362, respectively, to Marmon Group for use of the aircraft. The time sharing agreement was terminated in March 2007.

Other Agreements, Transactions and Arrangements

On April 1, 2004, H Group loaned Steven R. Goldman, our former Executive Vice President, Development and Acquisitions, $1,000,000 pursuant to the terms of a promissory note to purchase Series D preferred stock in Reliant Pharmaceuticals, Inc. In connection with Mr. Goldman’s separation from us, on March 16, 2007, we agreed to purchase the loan from H Group for an aggregate amount of $1,147,808, which amount represented the outstanding principal and accrued interest under the loan. On such date, Mr. Goldman tendered 50,000 shares of Series D preferred stock of Reliant Pharmaceuticals, Inc. to us in full satisfaction of his obligations under the loan.

In 2007, we paid TPO $530,492 for advisory services provided by Mark S. Hoplamazian while he acted as our interim chief executive officer and expenses related thereto.

In 2006, we paid TPO $572,651 for consulting services and expenses related to corporate structuring activities.

In 2008 and 2007, we reimbursed TPO $13,272 and $285,492, respectively, for strategic services provided by a third-party provider to certain of our executive officers and paid by TPO.

In 2007, we made payments of $163,750 to Pritzker & Pritzker for our portion of occupation and operation costs related to office space used for Mr. Thomas J. Pritzker and Mr. Nicholas J. Pritzker, a former officer and director, and certain other former officers leased in 2005 from Pritzker & Pritzker at our former headquarters. In 2008, Pritzker & Pritzker made payments to us of $1,701 related to refunds on real estate taxes paid by us. Pritzker & Pritzker was owned by Mr. Thomas J. Pritzker and one of his immediate family members, Mr. Nicholas J. Pritzker and Ms. Penny Pritzker, and was dissolved on December 31, 2008.

In 2006, IHE, INC. received $11,655,334 from THD Limited Partnership. The payment represented funds that had been held in escrow from the sale of a hotel business in 2005 to an unrelated third party. Upon receipt of the funds, IHE, INC. immediately transferred the entire amount of the proceeds it received to us in exchange for approximately 233,037 shares of our common stock.

In 2000, our now wholly-owned subsidiaries, Hyatt International Corporation and Hyatt International Technical Services, Inc. entered into a management services agreement and a technical services agreement, respectively, with Panama Investment Company, an entity indirectly owned 50% by Pritzker family business interests and 50% by a third party. In December 2005, Rainforest Funding Corporation, an entity also owned indirectly 50% by Pritzker family business interests and 50% by a third party, assumed the obligations of Panama Investment Company under the management and technical services agreements. In January 2007, Rainforest Funding Corporation terminated these agreements. As part of the terminations, Hyatt International Corporation and Hyatt International Technical Services, Inc. released Rainforest Funding Corporation from paying $279,000 in technical services fees and $29,230 of reimbursable expenses incurred under the management and technical services agreements.

In 2008, we reimbursed H Group $2,027,080 for a fee paid by H Group to one of its employees (who was a former employee of ours) in connection with the sale of property owned by us in Boston, Massachusetts.

Related Party Transaction Policy and Procedures

We have adopted a written policy regarding the review, approval and ratification of related party transactions. For purposes of our policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we are, or will be, a participant, the amount exceeds $120,000, and in which the related person had, has or will have a direct or indirect interest. A related person is any executive officer, director or a beneficial owner of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons. The principal elements of this policy are as follows:

•

For each related party transaction (other than pre-approved transactions as discussed below), the audit committee reviews the relevant facts and circumstances, such as the extent and materiality of the related party’s interest in the transaction, takes into account the conflicts of interest and corporate opportunity provisions of our Code of Business Conduct and Ethics and either approves or disapproves the related party transaction.

•	Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified such transaction in accordance with the policy.

•

If advance audit committee approval of a related party transaction requiring the audit committee’s approval is not practicable, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the audit committee, or if prior approval of the transaction by the Chair of the audit committee is not practicable, then the transaction may be preliminarily entered into by management, subject in each case to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided that if ratification shall not be forthcoming, management shall make all reasonable efforts to cancel or annul such transaction.

•

The Chief Financial Officer, or his designee, shall present to the audit committee each proposed related party transaction requiring the audit committee’s approval, including all relevant facts and circumstances relating thereto, shall update the audit committee as to any material changes to any approved or ratified related party transaction and shall provide a status report at least annually at a regularly scheduled meeting of the audit committee of all then active related party transactions.

•	No director may participate in approval of a related party transaction for which he or she is a related party.

Certain types of transactions have been designated pre-approved transactions under the policy, and as such are deemed to be approved or ratified, as applicable, by the audit committee. Such pre-approved transactions include: (1) executive and director compensation; (2) certain ordinary course of business transactions; (3) lodging transactions involving less than $250,000 provided the terms of which are no less favorable to us than those of similar transactions with unrelated third parties occurring during the same fiscal quarter and/or where the transaction is a result of an open auction process involving unrelated third-party bidders; (4) ordinary course sales of timeshare, fractional or similar ownership interests at prices that are no lower than those available under our company-wide employee discount programs; (5) charitable contributions in amounts that would not require disclosure in our annual proxy statement or annual report under the NYSE corporate governance listing standards; (6) transactions involving the rendering of legal services to us by the law firm of Latham & Watkins LLP to the extent such firm is associated with one or more related parties; and (7) transactions where the rates or charges involved are determined by competitive bids. All of the transactions described above were entered into prior to the adoption of this policy or were adopted in accordance with this policy.

STOCKHOLDER AGREEMENTS

Amended and Restated Global Hyatt Agreement

Mr. Thomas J. Pritzker, Mr. Marshall E. Eisenberg and Mr. Karl J. Breyer, solely in their capacity as co-trustees of U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, that own, directly or indirectly, shares of our common stock, and the adult beneficiaries of such trusts, including Mr. Thomas J. Pritzker, our executive chairman, and Ms. Penny Pritzker, one of our directors, have entered into the Amended and Restated Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of our common stock. Pritzker family U.S. situs trusts and entities own, directly or indirectly, 119,127,970 shares, or 70.9%, of our common stock (and will own                  shares, or         %, of our Class B common stock and will control approximately         % of our total voting power immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares). Specifically, such parties have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses), all Pritzkers (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote all of their voting securities consistent with the recommendations of our board of directors with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to us their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the Annual or Special Meeting of stockholders, as applicable.

In addition, such parties have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of the date of effectiveness of the registration statement of which this prospectus is a part, in each 12-month period following the date of effectiveness of the registration statement of which this prospectus is a part (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of our common stock owned by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure. Pursuant to the terms of the Amended and Restated Global Hyatt Agreement, the co-trustees of the Pritzker family U.S. situs trusts have agreed that it is in the best interests of the adult beneficiaries of such trusts to distribute Hyatt stock from such trusts in consultation with the adult beneficiaries as soon as practicable following the date of effectiveness of the registration statement of which this prospectus is a part, subject to the 180-day lock-up period agreed to with the underwriters. After the co-trustees have notified the adult beneficiaries named below of their intention to distribute Hyatt common stock and have commenced consultation with them as to the structure of such distribution, none of such adult beneficiaries shall, until the earlier of (i) six months from the date of such notification and (ii) the date of distribution of such Hyatt common stock, acquire either directly or indirectly for his or her exclusive benefit, any “derivative securities” (as defined in Rule 16a-1(c) of the Exchange Act) with respect to such Hyatt common stock.

The Amended and Restated Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of the co-trustees of the Pritzker family U.S. situs trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Disputes that relate to the subject matter of the Amended and Restated Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Amended and Restated Global Hyatt Agreement shall not apply with respect to the manner in which Hyatt’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on our board of directors (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by our board of directors, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

Amended and Restated Foreign Global Hyatt Agreement

The adult beneficiaries of the non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Mr. Thomas J. Pritzker and Ms. Penny Pritzker, have entered into the Amended and Restated Foreign Global Hyatt Agreement pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of our common stock. The adult beneficiaries have informed CIBC Trust Company (Bahamas) Limited, in its capacity as trustee of such non-U.S. situs trusts, and the directors of IHE, INC. and its subsidiaries, of their agreement and expressed their desire that the trustee and the directors of IHE, INC. and its subsidiaries act in accordance with the provisions of the Amended and Restated Foreign Global Hyatt Agreement. IHE, INC. and its Subsidiaries beneficially own 23,765,141 shares, or 14.1%, of our common stock (and will own                  shares, or         %, of our Class B common stock and will control approximately         % of our total voting power immediately following completion of this offering). Specifically, such parties have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzkers (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote (or cause to be voted) all of the voting securities held directly or indirectly by them consistent with the recommendations of our board of directors with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving us and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker). All Pritzkers have agreed to cast and submit by proxy to us their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the Annual or Special Meeting of stockholders, as applicable.

In addition, such parties have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of the date of effectiveness of the registration statement of which this prospectus is a part, in each 12-month period following the date of effectiveness of the registration statement of which this prospectus is a part, (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of our common stock owned directly or indirectly by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure. Pursuant to the terms of the Foreign Amended and Restated Global Hyatt Agreement, the adult beneficiaries have agreed that it is in their best interests for, and have informed CIBC Trust Company (Bahamas) Limited, as trustee of the Pritzker family non-U.S. situs trusts, and the directors if IHE, INC. and its subsidiaries that it is the adult beneficiaries’ desire that CIBC and the directors of IHE, INC. and its subsidiaries distribute Hyatt stock from IHE, INC. and such non-U.S. situs trusts in consultation with the adult beneficiaries as soon as practicable following the date of effectiveness of the registration statement of which this prospectus is a part, subject to the 180-day lock-up period agreed to with the underwriters. After the trustee has notified the adult beneficiaries named below of its intention to distribute Hyatt common stock and has commenced consultation with them as to the structure of such distribution, none of such adult beneficiaries shall, until the earlier of (i) six months from the date of such notification and (ii) the date of distribution of such Hyatt common stock, acquire either directly or indirectly for his or her exclusive benefit, any “derivative securities” (as defined in Rule 16a-1(c) of the Exchange Act) with respect to such Hyatt common stock.

The Amended and Restated Foreign Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Disputes that relate to the subject matter of the Amended and Restated Foreign Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Amended and Restated Foreign Global Hyatt Agreement shall not apply with respect to the manner in which Hyatt’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on our board of directors (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by our board of directors, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

Amended and Restated Agreement Relating to Stock

In addition to the Amended and Restated Global Hyatt Agreement, Mr. Thomas J. Pritzker, Mr. Marshall E. Eisenberg and Mr. Karl J. Breyer, solely in their capacity as co-trustees of U.S. situs trusts for the benefit of Mr. Thomas J. Pritzker, Ms. Penny Pritzker and Ms. Gigi Pritzker Pucker and their lineal descendants, that own, directly or indirectly, shares of our common stock and Mr. Thomas J. Pritzker, Ms. Penny Pritzker and Ms. Gigi Pritzker Pucker and their respective adult lineal descendants have entered into an Amended and Restated Agreement Relating to Stock whereby they have agreed to further restrict their ability to transfer shares of our common stock (other than with respect to an aggregate of 6,946,436 shares of common stock purchased from us in May 2009). Pritzker family business interests for the benefit of the parties to this agreement own, directly or indirectly, 36,695,552 shares, or 21.8%, of our common stock (and will own                  shares, or         %, of our Class B common stock immediately following completion of this offering assuming no exercise of the underwriters’ option to purchase additional shares). Subject to limited permitted transfers described in the agreement, and subject to the terms of the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement described above, the parties have agreed that each stockholder party to the Amended and Restated Agreement Relating to Stock may transfer up to one-third of its common stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties during each 365-day period beginning on the dates that are three and one-half, four and one-half and five and one-half years following the consummation of this offering; provided that such transfers are accomplished by way of a broad distribution sale. In addition, following the consummation of this offering, each of such stockholders may transfer up to one-third of its common stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties (1) at any time following the end of the first calendar year during which the “existing stockholders” (as described below) owned less than 25% of our common stock at any time during such year or (2) at any time following both (a) August 28, 2007 and (b) the first date on which the applicable market value of our Class A common stock exceeds 165% of the gross price per share at which the Class A common stock was first traded in connection with this offering; provided that such transfers are accomplished by way of an underwritten public offering or in an otherwise broad distribution sale. The term “existing stockholders” is defined in the agreement to mean (i) members of the Pritzker family who are lineal descendants of Nicholas J. Pritzker, deceased, and their spouses, (ii) trusts for the benefit of such persons, or (iii) affiliates of any such persons listed in clauses (i) and (ii). In addition, no stockholder party to the Amended and Restated Agreement Relating to Stock may transfer (1) the legal or beneficial ownership of any common stock held by such stockholder unless such acquiring person’s ownership of common stock is not reasonably likely to jeopardize any licensing from a governmental authority, (2) any common stock to a competitor of ours engaged in one or more of the hospitality, lodging or gaming industries, (3) any common stock to an aggregator (i.e., a person who is required to file a Schedule 13D (or successor form) under the Exchange Act, disclosing an intent other than for investment) or (4) any common stock that would cause a stockholder to violate any provision of the Amended and Restated Agreement Relating to Stock. Such restrictions are qualified by the “actual knowledge” of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale.

The transfer restrictions set forth in the Amended and Restated Agreement Relating to Stock expire at 11:59 p.m. (Central time) on the earlier of the day after the date that is five and one-half years following the consummation of this offering or the date on which the stockholders party to the 2007

Stockholders’ Agreement are released from the transfer restrictions set forth therein. The Amended and Restated Agreement Relating to Stock may be amended by the holders of a majority of the restricted stock held by the stockholders party to the agreement and each of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker, and may be terminated by the written agreement of each of the parties thereto. Disputes that relate to the subject matter of the Agreement Relating to Stock are subject to arbitration.

2007 Stockholders’ Agreement

Holders of approximately 25,112,086 shares, or 14.9%, of our common stock (and              shares, or         %, of our Class B common stock and approximately         % of our total voting power immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares), have entered into the 2007 Stockholders’ Agreement that provides for certain rights and obligations of these stockholders, including, among other things, a voting agreement, limitations on the sale of shares of our common stock and standstill provisions. See “Certain Relationships and Related Party Transactions—2007 Stockholders’ Agreement.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth as of October 15, 2009 information regarding the beneficial ownership of shares of our common stock for:

•	each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The information shown in the table with respect to the percentage of shares of common stock beneficially owned before the offering is based on 168,039,995 shares of common stock outstanding as of October 15, 2009. Upon the filing of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering, 34,407 outstanding shares of our common stock will be reclassified into 34,407 shares of Class A common stock and 168,005,588 outstanding shares of our common stock will be reclassified into 168,005,588 shares of Class B common stock, of which              shares of Class B common stock will convert into              shares of Class A common stock at the time they are sold by the selling stockholders in this offering. Each share of Class B common stock is convertible at any time into one share of Class A common stock. See “Description of Capital Stock.” The information shown in the table with respect to the percentage of shares of Class A common stock and Class B common stock beneficially owned after the offering and the percentage of total voting power after the offering is based on              shares of common stock outstanding, consisting of 168,039,995 shares of common stock outstanding as of October 15, 2009 and              shares of Class A common stock offered by us. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

For information with respect to the selling stockholders and their relationships with us, see “Certain Relationships and Related Party Transactions.”

Unless otherwise provided, the address of each individual listed below is c/o Hyatt Hotels Corporation, 71 S. Wacker Drive, 12th Floor, Chicago, Illinois 60606.

	Shares Beneficially Owned Before Offering		Class A Shares to be Sold in the Offering	Shares Beneficially Owned After Offering					% of Total Voting Power After Offering
				Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Common Stock	%		Shares	%	Shares	%
5% or greater stockholders:
Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, in their capacity as co-trustees(1)	119,127,970	70.9%		—	—			%		%
IHE, INC. and Subsidiaries(2)	23,765,141	14.1%	—	—	—	23,765,141%				%
Investment funds affiliated with The Goldman Sachs Group, Inc.(3)	12,661,146	7.5%	—	7,096%		12,654,050%				%
Madrone GHC, LLC and Affiliates(4)	10,187,641	6.1%	—	—	—	10,187,641%				%

Named Executive Officers and Directors:
Thomas J. Pritzker(5)	119,128,361	70.9%		—	—			%		%
Mark S. Hoplamazian	—	—	—	—	—	—	—		—
Harmit J. Singh	—	—	—	—	—	—	—		—
Rakesh Sarna	—	—	—	—	—	—	—		—
H. Charles Floyd	—	—	—	—	—	—	—		—
Kirk A. Rose(6)	—	—	—	—	—	—	—		—
Bernard W. Aronson(7)	785	*	—	785	*	—	—		*
Richard A. Friedman(8)	12,661,146	7.5%	—	7,096%		12,654,050%				%
Susan D. Kronick	1,073	*	—	1,073	*	—	—		—
Mackey J. McDonald	429	*	—	429	*	—	—		—
John D. Nichols(9)	1,176	*	—	1,176	*	—	—		*
Gregory B. Penner(10)	10,198,519	6.1%	—	10,878%		10,187,641%				%
Penny Pritzker(11)	—	—	—	—	—	—	—		—
Michael A. Rocca	574	*	—	574	*	—	—		*
Byron D. Trott	644	*	—	644	*	—	—		—
Richard C. Tuttle	1,176	*	—	1,176	*	—	—		*
All directors and current executive officers as a group (19 persons)	141,993,883	84.5%	—	23,831%				%		%

*	Less than 1%.

(1)

Represents shares of Class B common stock held of record by U.S. situs trusts and various entities owned, directly or indirectly, by U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Mr. Thomas J. Pritzker, our executive chairman, and Ms. Penny Pritzker, one of our directors, and their immediate family members. Mr. Thomas J. Pritzker, Mr. Marshall E. Eisenberg and Mr. Karl J. Breyer are co-trustees of all such U.S. situs trusts and have shared voting and investment power over the shares listed in the table. Pursuant to the terms of the Amended and Restated Global Hyatt Agreement, the co-trustees of the U.S. situs trusts have agreed that it is in the best interests of the adult beneficiaries of such trusts to distribute Hyatt stock (that is not sold in the offering) from such trusts in consultation with the adult beneficiaries as soon as practicable following the date of effectiveness of the registration statement of which this prospectus is a part, subject to the 180-day lock-up period agreed to with the underwriters. It is currently anticipated that the stock will be distributed to trusts for the benefit of the beneficiaries and that the trustee(s) of such trusts will be designated by the trustees of the current trusts in consultation with the beneficiaries. In addition, the co-trustees and the adult beneficiaries of all of these U.S. situs trusts have agreed to certain voting agreements and to certain limitations with respect to the sale of shares of our common stock. Following the distribution of the stock to trusts for the benefit of the beneficiaries as described above, the stock will remain subject to the contractual voting and lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, and, with respect to stock owned by or for the benefit of Thomas J. Pritzker, Penny Pritzker, Gigi Pritzker Pucker and their respective lineal descendants, the Amended and Restated Agreement Relating to Stock, and may not be sold other than in accordance with such agreements. See “Stockholder Agreements,” “Shares Eligible For Future Sale—Lock-Up Agreements” and “Risk Factors—A significant number of shares of our Class A common stock could be sold into the market, which could depress our stock price even if our business is doing well” for additional information. The address of Messrs. Pritzker, Eisenberg and Breyer, in their capacity as co-trustees, is 71 S. Wacker Drive, 46th Floor, Chicago, IL 60606.

(2)	Represents (i) 5,882,470 shares of Class B common stock held of record by IHE, INC., (ii) 5,960,890 shares of Class B common stock held of record by WW HOTELS, INC., (iii) 5,960,890 shares of Class B common stock held of record by Luxury Lodging, Inc. and (iv) 5,960,891 shares of Class B common stock held of record by Hospitality Hotels, Inc. Each of WW HOTELS, INC., Luxury Lodging, Inc. and Hospitality Hotels, Inc. is a wholly-owned subsidiary of IHE, INC. IHE, INC. has voting and investment power with respect to the shares of Class B common stock owned by IHE, INC. and its subsidiaries. Non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Mr. Thomas J. Pritzker and Ms. Penny Pritzker, and their immediate family members, directly and indirectly own substantially all of the outstanding stock of IHE, INC. CIBC Trust Company (Bahamas) Limited (CIBC) is the sole trustee of such trusts. Pursuant to the terms of the Foreign Amended and Restated Global Hyatt Agreement, the adult beneficiaries have agreed that it is in their best interests for, and have informed CIBC, as trustee of the Pritzker family non-U.S. situs trusts, and the directors if IHE, INC. and its subsidiaries that it is the adult beneficiaries’ desire that CIBC and the directors of IHE, INC. and its subsidiaries distribute Hyatt stock from IHE, INC. and such non-U.S. situs trusts in consultation with the adult beneficiaries as soon as practicable following the date of effectiveness of the registration statement of which this prospectus is a part, subject to the 180-day lock-up period agreed to with the underwriters. It is currently anticipated that the stock will be distributed to trusts for the benefit of the beneficiaries and that the trustee(s) of such trusts will be designated by the trustees of the current trusts in consultation with the beneficiaries. The adult beneficiaries of these non-U.S. situs trusts have agreed to certain voting agreements and limitations with respect to the sale of shares of our common stock. The adult beneficiaries have informed CIBC, in its capacity as trustee of such trusts, and the directors of IHE, INC. and its subsidiaries of their agreement and expressed their desire that CIBC and the directors of IHE, INC. and its subsidiaries act in accordance with this agreement. Following the distribution of the stock to trusts for the benefit of the beneficiaries as described above, the stock will remain subject to the contractual voting and lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, and, with respect to stock owned by or for the benefit of Thomas J. Pritzker, Penny Pritzker, Gigi Pritzker Pucker and their respective lineal descendants, the Amended and Restated Agreement Relating to Stock, and may not be sold other than in accordance with such agreements. See “Stockholder Agreements,” “Shares Eligible For Future Sale—Lock-Up Agreements” and “Risk Factors—A significant number of shares of our Class A common stock could be sold into the market, which could depress our stock price even if our business is doing well” for additional information. The address of IHE, INC. and its subsidiaries is c/o CIBC, Goodman’s Bay Corporate Centre, West Bay Street, P.O. N-3933, Nassau, Bahamas.
(3)

Represents (i) 1,624,272 shares of Class B common stock owned by GS Sunray Holdings Parallel Subco, L.L.C., (ii) 5,514,889 shares of Class B common stock owned by GS Sunray Holdings Subco I, L.L.C., (iii) 5,514,889 shares of Class B common stock owned by GS Sunray Holdings Subco II, L.L.C. (collectively, the Goldman Sachs Sunray Entities) and (iv) 7,096 shares of Class A common stock held of record by The Goldman Sachs Group, Inc. The

Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the 12,654,050 shares of Class B common stock which are collectively owned by the Goldman Sachs Sunray Entities, which are owned directly or indirectly by investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the investment partnerships which own directly or indirectly the Goldman Sachs Sunray Entities. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Sunray Entities share voting power and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Sunray Entities disclaims beneficial ownership of the Class B common shares owned directly or indirectly by the Goldman Sachs Sunray Entities, except to the extent of their pecuniary interest therein, if any. Pursuant to the 2007 Stockholders’ Agreement, until the later of (i) December 31, 2013 and (ii) the date that Mr. Thomas J. Pritzker is no longer the chairman of our board of directors, the Goldman Sachs Sunray Entities have agreed to vote all 12,654,050 shares of their Class B common stock consistent with the recommendations of a majority of the board of directors with respect to all matters. With respect to 9,497,313 shares of Class B common stock, the Goldman Sachs Sunray Entities have also agreed to certain limitations with respect to the sale of such shares of common stock. See “Shares Eligible For Future Sale—Lock-Up Agreements” for additional information. The address of the Goldman Sachs Sunray Entities, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. 85 Broad Street, 10th Floor, New York, NY 10004.

(4)	Represents (i) 5,393,337 shares of Class B common stock held of record by Madrone GHC, LLC (Madrone GHC), (ii) 3,835,647 shares of Class B common stock held of record by Lake GHC, LLC (Lake GHC) and (iii) 958,657 shares of Class B common stock held of record by Shimoda GHC, LLC (Shimoda GHC). Mr. Penner is a manager of Madrone GHC, Lake GHC and Shimoda GHC and has shared voting and investment power with respect to the shares of Class B common stock owned by such entities. Mr. Penner disclaims beneficial ownership of the shares held by Madrone GHC, Lake GHC and Shimoda GHC, except to the extent of his proportionate pecuniary interest in such shares. Pursuant to the 2007 Stockholders’ Agreement, until the later of (i) December 31, 2013 and (ii) the date that Mr. Thomas J. Pritzker is no longer the chairman of our board of directors, Madrone GHC, Lake GHC and Shimoda GHC have agreed to vote all of their common stock consistent with the recommendations of a majority of the board of directors with respect to all matters. With respect to 7,687,641 shares of Class B common stock, Madrone GHC, Lake GHC and Shimoda GHC have also agreed to certain limitations with respect to the sale of such shares of common stock. See “Shares Eligible For Future Sale—Lock-Up Agreements” for additional information. The address of Madrone GHC, Lake GHC and Shimoda GHC is 3000 Sand Hill Road, Building 1, Suite 155, Menlo Park, CA 94027.
(5)	Represents (i) 119,127,970 shares of Class B common stock beneficially owned by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, in their capacity as co-trustees as described in footnote (1) and (ii) 391 shares of Class B common stock owned of record by LaSalle Trust No. 35. Mr. Pritzker serves as co-trustee along with Mr. Marshall E. Eisenberg of LaSalle Trust No. 35 and they have shared voting and investment power over such shares. Mr. Pritzker and his immediate family members are beneficiaries of certain of the U.S. situs trusts referenced in footnote (1) and certain of the non-U.S. situs trusts referenced in footnote (2).
(6)	Mr. Rose resigned as our Senior Vice President—Finance effective May 15, 2008 and is no longer one of our executive officers. See “Compensation Discussion and Analysis—Kirk Rose Separation” for additional information. The address of Mr. Rose is 13 E. First Street, Suite H, Hinsdale, IL 60521.

(7)	Represents 785 shares of Class A common stock held of record by National Financial Services, LLC FBO: Bernard W. Aronson. Mr. Aronson has sole voting and investment power with respect to the shares of common stock held in such individual retirement account.
(8)

Represents (i) 12,654,050 shares of Class B common stock held of record collectively by the Goldman Sachs Sunray Entities and (ii) 7,096 shares of Class A common stock held of record by The Goldman Sachs Group, Inc. Mr. Friedman is a Partner and a Managing Director of Goldman, Sachs & Co. and the head of Goldman, Sachs & Co’s Merchant Banking Division. Mr. Friedman is also Chairman of the Corporate Investment Committee of the Merchant Banking Division and member of the Management Committee of The Goldman Sachs Group, Inc. Mr. Friedman disclaims beneficial ownership of the shares of common stock held by The Goldman Sachs Group, Inc., Goldman, Sachs & Co., the Goldman Sachs Sunray Entities or their affiliates, except to the extent of his pecuniary interest therein, if any. As compensation for his service as a director of Hyatt, Mr. Friedman is eligible to receive shares of restricted stock or restricted stock units pursuant to the LTIP. Mr. Friedman has an understanding with The Goldman Sachs Group, Inc. pursuant to which any shares of common stock he receives in his capacity as a director of Hyatt will be held for the benefit of The Goldman Sachs Group, Inc. See footnote 3 above for information regarding The Goldman Sachs Group, Inc. and the Goldman Sachs Sunray Entities. The address of Mr. Friedman is 85 Broad Street, New York, NY 10004.

(9)	Represents 1,176 shares of Class A common stock held of record by the Nichols Family Limited Partnership. John D. Nichols has shared voting and investment power with respect to the shares of common stock held by the Nichols Family Limited Partnership. Mr. Nichols disclaims beneficial ownership of the shares held by the Nichols Family Limited Partnership, except to the extent of his proportionate pecuniary interest in such shares.
(10)	Represents (i) 9,787 shares of Class A common stock received by Mr. Penner as compensation for his services as a director under the LTIP, (ii) 5,393,337 shares of Class B common stock owned of record by Madrone GHC, (iii) 3,835,647 shares of Class B common stock held of record by Lake GHC, (iv) 958,657 shares of Class B common stock held of record by Shimoda GHC and (v) 1,091 shares of Class A common stock held of record by Shimoda Holdings, LLC. Mr. Penner is a manager of Madrone GHC, Lake GHC, Shimoda GHC and Shimoda Holdings, LLC and has voting and investment power with respect to the shares of common stock owned by such entities. Mr. Penner disclaims beneficial ownership of the shares held by Madrone GHC, Lake GHC, Shimoda GHC and Shimoda Holdings, LLC, except to the extent of his proportionate pecuniary interest in such shares.
(11)	Ms. Penny Pritzker and her immediate family members are beneficiaries of certain of the U.S. situs trusts referenced in footnote (1) and certain of the non-U.S. situs trusts referenced in footnote (2). Neither Ms. Pritzker nor any of her immediate family members has voting or investment power over the shares held by such trusts.

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Revolving Credit Facility

In June 2005, we entered into a five-year $1.0 billion unsecured revolving credit facility with Wachovia Bank, National Association, as administrative agent and a lender, and various other lenders. The revolving credit facility was amended in July 2009. Under the terms of the amended facility, $370 million of credit availability matures on June 29, 2010, with the remaining availability maturing on June 29, 2012. The amendment also increased our borrowing capacity under the revolving credit facility to $1.5 billion for all lenders. The revolving credit facility is intended to provide financing for working capital and general corporate purposes, including commercial paper back-up and permitted investments and acquisitions. The overall availability will decrease by $370 million on June 29, 2010 with the maturity of the non-extending lenders. At that time, we have the option to increase our facility by an aggregate amount not to exceed $370 million, subject to certain conditions, including, without limitation, our ability to secure commitments from one or more new lenders to provide such increase. The revolving credit facility also contains (1) a $50 million sublimit for swingline loans, (2) a $300 million sublimit for letters of credit and (3) a $250 million sublimit for multi-currency loans that allows us to borrow (in addition to U.S. dollars) in Euros, JPY and GBP.

As of June 30, 2009, we had no outstanding borrowings under our revolving credit facility and $88.4 million of outstanding letters of credit which reduce the remaining undrawn portion of the facility that is available for future borrowings.

Interest Rate, Facility Fee and Other Fees

Borrowings under our revolving credit facility that mature on June 29, 2010 bear interest, at our option, at either one-, two-, three- or six-month LIBOR plus a margin ranging from 0.27% to 0.80% per annum or an alternative base rate (defined as the greatest of (a) the federal funds rate plus 0.5%, (b) the prime rate and (c) one-month LIBOR plus 1.0%) plus a margin ranging from 0.00% to 0.25% per annum, in each case depending on our credit rating by Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. (S&P), and Moody’s Investors Service, Inc. (Moody’s). Borrowings under our revolving credit facility that mature on June 29, 2012 bear interest, at our option, at either one-, two-, three- or six-month LIBOR plus a margin ranging from 1.70% to 3.50% per annum or the alternative base rate referenced above plus a margin ranging from 0.70% to 2.50% per annum, in each case depending on our credit rating by S&P and Moody’s. Borrowings under our swingline subfacility will bear interest at a rate equal to the alternative base rate referenced above plus the applicable margin for alternative base rate loans. We are also required to pay letter of credit fees with respect to each letter of credit equal to the applicable margin for LIBOR on the face amount of each letter of credit. In addition, we must pay a fronting fee to the issuer of the letter of credit of 0.10% per annum on the face amount of the letter of credit.

The revolving credit facility also provides for a facility fee ranging from 0.08% to 0.20% of total availability (depending on our credit rating by S&P and Moody’s) for revolving loans maturing on June 29, 2010 and 0.30% to 1.00% of total availability (depending on our credit rating by S&P and Moody’s) for revolving loans maturing on June 29, 2012. The facility fee is charged regardless of the level of borrowings. In addition, if the calculation of LIBOR falls below 1.00% in the case of LIBOR-based borrowings (including alternative base rate borrowings based on the one-month LIBOR), we must pay a utilization fee to lenders whose loans mature on June 29, 2012 on applicable loans at a rate equal to 1.0% minus LIBOR in the case of LIBOR-based borrowings and 1.0% minus one-month LIBOR in the case of alternative base rate borrowings (where the alternative base rate is based on the one-month LIBOR).

In the event we no longer have a credit rating from either S&P or Moody’s or our rating falls below BBB-/Baa3, (i) with respect to borrowings under our revolving credit facility that mature on June 29, 2010, (a) such borrowings will bear interest at either LIBOR plus 0.80% per annum or the alternative base rate referenced above plus 0.25% per annum and (b) the related facility fee will be 0.20% and (ii) with respect to borrowings under our revolving credit facility that mature on June 29, 2012, (a) such borrowings will bear interest at either LIBOR plus 3.50% per annum or the alternative base rate referenced above plus 2.50% per annum and (b) the related facility fee will be 1.00%.

As of June 30, 2009, the applicable rate for a one month LIBOR borrowing would have been one month LIBOR plus 0.50%, or 0.82% inclusive of the facility fee.

Maturity

Certain of the revolving loans will mature on June 29, 2010, with the remaining revolving loans maturing on June 29, 2012. We are permitted to repay the loans or terminate the revolving credit facility at any time without penalty or premium, subject to reimbursement of lenders’ breakage and redeployment costs with respect to repayment of LIBOR loans.

Guarantees

All of our borrowings under our revolving credit facility are guaranteed by substantially all of our material domestic subsidiaries, as defined in the revolving credit facility. All guarantees are guarantees of payment and performance and not of collection.

Covenants

Our revolving credit facility contains a number of affirmative and restrictive covenants including limitations on the ability to place liens on our or our direct or indirect subsidiaries’ assets; to merge, consolidate and dissolve; to sell assets; to engage in transactions with affiliates; to change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and to make restricted payments.

Our revolving credit facility also requires us to meet the following financial covenants, each measured quarterly:

•

a maximum leverage ratio based upon the ratio of (1) Consolidated Adjusted Funded Debt (as defined in the revolving credit facility) to (2) Consolidated EBITDA (as defined in the revolving credit facility) not to exceed 4.5 to 1.0;

•

an interest coverage ratio based upon the ratio of (1) consolidated EBITDA (as defined in the revolving credit facility) to (2) Consolidated Interest Expense (as defined in the revolving credit facility) of at least 3.0 to 1.0; and

•

a secured funded debt ratio based upon the ratio of (1) the aggregate principal amount of any funded debt secured by a lien that is owed by us or our subsidiaries, excluding certain debt assumed in connection with an acquisition (a) not to exceed $250,000,000 and (b) to the extent in excess of $250,000,000, for a period of one year following such acquisition, to (2) the book value of all of our and our subsidiaries’ property and equipment (net of depreciation and amortization) of less than or equal to 0.3 to 1.0.

Events of Default

Our revolving credit facility contains events of default that are usual and customary in credit facilities of this type, including:

•	non-payment of principal, interest, fees or other amounts (with cure periods applicable to non-payment of interest, fees or other amounts);

•	violation of covenants (with cure periods as applicable);

•	material inaccuracy of representations and warranties;

•	cross default to other indebtedness in an outstanding aggregate principal amount of at least $100.0 million;

•	bankruptcy and other insolvency events;

•	judgments involving an aggregate liability of at least $50.0 million that have not been paid, satisfied, vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof;

•	certain ERISA matters;

•	failure of any loan documentation (including any guarantee) to be in full force and effect; and

•	a change of control.

Senior Notes

On August 14, 2009, we issued $500 million aggregate principal amount of senior notes. The table below sets forth the principal, maturity and interest rate of the senior notes. Interest on the senior notes is payable semi-annually.

Description	Principal Amount
5.750% Senior Notes due 2015	$250,000,000
6.875% Senior Notes due 2019	$250,000,000

In the indenture that governs the senior notes, we agreed not to:

•

create any liens on our principal properties, or on the capital stock or debt of our subsidiaries that own or lease principal properties, to secure debt without also effectively providing that the senior notes are secured equally and ratably with such debt for so long as such debt is so secured; or

•	enter into any sale and leaseback transactions with respect to our principal properties.

These limitations are subject to significant exceptions.

The indenture also limits our ability to enter into mergers or consolidations or transfer all or substantially all of our assets unless certain conditions are satisfied.

If a change of control triggering event occurs, as defined in the indenture, we will be required to offer to purchase the senior notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. We may also redeem some or all of the senior notes at any time prior to their maturity at a redemption price equal to 100% of the principal amount of the senior notes redeemed together with accrued and unpaid interest, plus a make-whole amount, if any.

Other Indebtedness and Future Debt Maturities

We entered into a 30 year capital lease for the Hyatt Regency Grand Cypress in 2007. As part of this lease we are obligated to spend at least $30 million in capital improvements to the hotel within the first five years of the lease. As of June 30, 2009, the full amount had been contracted with work completed and $27 million had actually been paid. The aggregate amount outstanding under this lease was $201 million as of June 30, 2009. Our lease payments aggregate to $14.2 million annually and we have options to buy out the hotel in 8, 10 or 15 years from the date we entered into the lease for $200 million, $220 million or $255 million, respectively.

After giving effect to our use of a portion of the net proceeds from the August 2009 sale of senior notes to repay certain outstanding secured debt and settle certain related swap agreements, and excluding the $201 million lease obligation described above, all other third-party indebtedness as of June 30, 2009 totaled $160 million, consisting primarily of property-specific secured indebtedness on the following three properties: Hyatt Regency San Antonio ($59 million); Hyatt Regency Princeton ($45 million) and Hyatt Regency Aruba ($35 million) all maturing in 2011. The interest rates for these mortgages are fixed, ranging from 6.00% - 10.07%.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material rights of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreements, which we have included as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation provides that, upon the closing of the offering, we will have two classes of common stock: Class A common stock, which will have one vote per share, and Class B common stock, which will have ten votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis and, under certain circumstances, the shares of Class B common stock will be automatically converted into shares of Class A common stock on a share-for-share basis. Otherwise the rights of the two classes of our common stock will be identical. The rights of these classes of our common stock are discussed in greater detail below.

After completion of this offering, our authorized capital stock will consist of 1,510,000,000 shares, each with a par value of $0.01 per share, of which:

•	1,000,000,000 shares will be designated as Class A common stock;

•	500,000,000 shares will be designated as Class B common stock; and

•	10,000,000 shares will be designated as preferred stock.

As of September 30, 2009, we had issued and outstanding 168,040,266 shares of common stock held by 208 stockholders of record. There will be              shares of Class A common stock and              shares of Class B common stock outstanding after giving effect to the sale of the              shares of our Class A common stock in this offering. These amounts assume the reclassification of 34,408 shares of our outstanding common stock into 34,408 shares of Class A common stock and the reclassification of 168,005,858 shares of our outstanding common stock into 168,005,858 shares of Class B common stock prior to completion of the offering, of which              shares will convert into shares of Class A common stock at the time that they are sold by the selling stockholders in this offering. This number excludes 9,452,305 shares of common stock reserved for issuance under our LTIP and a restricted stock unit agreement. The share numbers listed above reflect the one-for-two reverse stock split effected on October 14, 2009, but do not reflect the elimination of 272 shares of common stock as a result of fractional shares being cashed out in connection with such reverse stock split.

Common Stock

Voting Rights

The holders of our Class A common stock are entitled to one vote per share and the holders of our Class B common stock are entitled to ten votes per share on any matter to be voted upon by stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law.

The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

The holders of our Class A common stock and Class B common stock are entitled to share equally in any dividends that our board of directors may declare from time to time from legally available funds, subject to limitations under Delaware law and the preferential rights of holders of any outstanding shares of preferred stock. In addition, we must be in compliance with the covenants in our revolving credit facility in order to pay dividends. If a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock are entitled to receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock are entitled to receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our corporation, the holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including the following:

•	transfers to any “permitted transferee” as defined in our amended and restated certificate of incorporation, which includes, among others, transfers:

•	between Pritzker family business interests or to the Pritzker Foundation and related Pritzker charitable foundations;

•	to lineal descendants of the transferor who are Pritzker family business interests, which we refer to as “related persons;”

•	to trusts for the current benefit of the transferor and related persons;

•	to corporations, partnerships, limited liability companies or other entities that are owned and controlled by the transferor and related persons;

•	to guardians of stockholders who are adjudged to be unable to manage their own affairs, and executors of estates of deceased stockholders;

•

for trusts, corporations, partnerships, limited liability companies or other entities, to their current beneficiaries, shareholders, partners, members or other equity holders who are Pritzker family business interests;

•	transfers to other holders of shares of Class B common stock and their permitted transferees;

•	granting a revocable proxy to any officer or director at the request of our board of directors;

•	pledging shares of Class B common stock pursuant to a bona fide loan or indebtedness transaction as to which the holder of Class B common stock continues to exercise voting control, provided that the foreclosure on those shares by the lender does not qualify as a permitted transfer and, unless the lender otherwise qualifies as a permitted transferee, will result in the automatic conversion of those shares into shares of Class A common stock;

•	transfers by parties to the 2007 Stockholders’ Agreement to their respective affiliates, subject to, and in accordance with, the 2007 Stockholders’ Agreement; and

•

transfers approved in advance by our board of directors or a majority of the independent directors on our board of directors after making a determination that the transfer is consistent with the purposes of the other types of transfers that are permitted.

Any transfer by a holder that is a party to, by a holder controlled by a person that is party to, or by a holder controlled by trusts whose beneficiaries are party to the 2007 Stockholders’ Agreement, the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement or the Amended and Restated Agreement Relating to Stock will not qualify as a “permitted transfer” unless the transferee executes a joinder to those agreements. If a successor trustee or trustees for a holder of shares of Class B common stock that is a trust and party to such agreements do not execute a joinder to such agreements, each share of Class B common stock will convert automatically into one share of Class A common stock.

All shares of Class B common stock will convert automatically into shares of Class A common stock if, on any record date for determining the stockholders entitled to vote at an annual or special meeting of stockholders, the aggregate number of shares of our Class A common stock and Class B common stock owned, directly or indirectly, by the holders of our Class B common stock is less than 15% of the aggregate number of shares of our Class A common stock and Class B common stock then outstanding.

Once converted into Class A common stock, the Class B common stock cannot be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Other than in connection with dividends and distributions, subdivisions or combinations, or mergers, consolidations, reorganizations or other business combinations involving stock consideration as provided for in our amended and restated certificate of incorporation, we are not authorized to issue additional shares of Class B common stock.

Mergers or Business Combinations

In any merger, consolidation, reorganization or other business combination, our amended and restated certificate of incorporation requires that the consideration to be received per share by the holders of our Class A common stock and the holders of our Class B common stock will be identical. If the consideration paid in the merger, consolidation, reorganization or other business combination is paid in the form of shares or other equity interests of us or another person, then the rights of the shares or other equity interests may differ to the extent that the rights of Class A common stock and the Class B common stock differ. These differences could include, for example, the voting rights and conversion features of the Class A common stock and the Class B common stock.

Preemptive or Similar Rights

Pursuant to the 2007 Stockholders’ Agreement, if we propose to sell any new shares of common stock, or any other equity securities (subject to certain excluded securities issuances described in the agreement, including shares issued pursuant to equity compensation plans adopted by the board of directors and the issuance of shares of our common stock in a public offering), then each stockholder party to the agreement is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to such stockholder’s pro rata share in the proposed sale on comparable terms. If not all stockholders party to the 2007 Stockholders’ Agreement elect to purchase their full preemptive allocation of new securities, then we will notify the fully-participating stockholders of such and offer them the right to purchase the unsubscribed new securities. Other than as described above, our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable

All of the outstanding shares of our Class A common stock and Class B common stock are, and the shares of Class A common stock offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, without any further action by our stockholders, but subject to the limitations imposed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may fix the designations, powers, preferences and rights of the preferred stock, along with any qualifications, limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock, or rights to acquire preferred stock, could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

We have granted the registration rights described below to holders of (a) 25,112,086 shares of our common stock pursuant to the terms of a Registration Rights Agreement, dated as of August 28, 2007, as amended, among us and stockholders party to the 2007 Stockholders’ Agreement (2007 Registration Rights Agreement), and (b)                      shares of our common stock pursuant to the terms of a Registration Rights Agreement, dated as of October 12, 2009, among us and the domestic and foreign Pritzker stockholders party thereto (2009 Registration Rights Agreement). The following description of the terms of these registration rights agreements is intended as a summary only and is qualified in its entirety by reference to the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement filed as exhibits to the registration statement of which this prospectus is a part.

Demand Registration Rights

Following this offering, the holders of approximately                      shares of our common stock will be entitled to certain demand registration rights.

At any time at least 180 days following the consummation of this offering, each stockholder party to the 2007 Registration Rights Agreement may, on not more than two occasions, request that we register all or a portion of such stockholder’s shares of common stock under the Securities Act if the anticipated aggregate offering price of such shares of common stock exceeds $750,000,000 and the stockholder making the request is (or will be at the anticipated time of effectiveness of the applicable registration statement) permitted to sell shares of its common stock under the lock-up provisions contained in the 2007 Stockholders’ Agreement. See “Shares Eligible For Future Sale—Lock-Up Agreements—2007 Stockholders’ Agreement—Transfer Restrictions” for additional information with respect to these lock-up provisions.

At any time at least 180 days following the consummation of this offering, the stockholders party to the 2009 Registration Rights Agreement may, on not more than one occasion, request that we register all or a portion of such stockholders’ shares of common stock under the Securities Act if the anticipated aggregate offering price of such shares of common stock exceeds $750,000,000 and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their common stock under the applicable lock-up provisions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Related to Stock, and we are not otherwise prohibited from filing such registration statement under the 2007 Registration Rights Agreement. See “Shares Eligible For Future Sale—Lock-Up Agreements—Pritzker Family Lock-Up Agreements” for additional information with respect to these lock-up provisions.

Form S-3 Registration Rights

Following this offering, the holders of approximately                      shares of our common stock will be entitled to certain Form S-3 demand registration rights.

Commencing on the date that we become eligible to register securities issued by us on Form S-3, each stockholder party to the 2007 Registration Rights Agreement may, on not more than two occasions during each calendar year, request registration of their shares of common stock if the anticipated aggregate offering amount of such shares of common stock exceeds $100,000,000 and the stockholder making the request is (or will be at the anticipated time of effectiveness of the applicable registration statement) permitted to sell shares of its common stock under the lock-up provisions contained in the 2007 Stockholders’ Agreement.

Commencing on the date that we become eligible to register securities issued by us on Form S-3, stockholders party to the 2009 Registration Rights Agreement may, on not more than one occasion during each calendar year, request registration of their shares of common stock if the anticipated aggregate offering amount of such shares of common stock exceeds $100,000,000 and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their common stock under the applicable lock-up provisions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Related to Stock, and we are not otherwise prohibited from filing such registration statement under the 2007 Registration Rights Agreement.

Under each of the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement, we will not be required to effect a demand registration or a Form S-3 demand registration within 180 days after the effective date of a registration statement related to a previous demand or Form S-3 demand registration. In addition, once every twelve months, we may postpone for up to 120 days the filing or the effectiveness of a registration statement for a demand or a Form S-3 demand registration, if our board of directors determines in good faith that such a filing (1) would be materially detrimental to us, (2) would require a disclosure of a material fact that might reasonably be expected to have a material adverse effect on us or any plan or proposal by us to engage in any acquisition or disposition of assets or equity securities or any merger, consolidation, tender offer, material financing or other significant transactions, or (3) is inadvisable because we are planning to prepare and file a registration statement for a primary offering of our securities.

Shelf Registration Rights

Following this offering, the holders of approximately                      shares of our common stock will be entitled to certain “shelf” registration rights under the 2009 Registration Rights Agreement.

Commencing on the date that we become eligible to register securities issued by us on Form S-3, stockholders party to the 2009 Registration Rights Agreement may, in addition to the demand registration rights described above, request registration of their shares of common stock on a shelf registration statement on Form S-3 pursuant to Rule 415 of the Securities Act, provided that the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell such shares of their common stock under the applicable lock-up provisions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Related to Stock. We have agreed to use our reasonable best efforts to keep any such shelf registration statement effective and updated for a period of three years (or, if earlier, such time as all the shares covered thereby have been sold). We have also agreed that, at the end of such three year period, we will refile a new shelf registration upon the request of stockholders party to the 2009 Registration Rights Agreement holding at least 1% of our outstanding common stock at such time.

Piggyback Registration Rights

Following this offering, the holders of approximately                      shares of our common stock will be entitled to certain “piggyback” registration rights.

At any time at least 180 days following the consummation of this offering, in the event that we propose to register shares of our common stock under the Securities Act, either for our own account or for the account of other security holders, we will notify each stockholder party to the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement that is, or will be at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of its common stock under the applicable lock-up provisions contained in the 2007 Stockholders’ Agreement the Amended and Restated Global Hyatt Agreement, the Amended and Restated Foreign Global Hyatt Agreement and the Amended and Restated Agreement Relating to Stock of our intention to effect such a registration and will use our reasonable best efforts to include in such registration all shares requested to be included in the registration by each such stockholder, subject to certain marketing and other limitations.

Expenses of Registration, Restrictions and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders under the 2007 Registration Rights Agreement and one counsel for all holders under the 2009 Registration Rights Agreement, other than underwriting discounts, commissions and transfer taxes, in connection with registering any shares of common stock pursuant to any demand, Form S-3 demand or piggyback registration described above. Under the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement, if a request for a demand or Form S-3 demand registration is withdrawn at the request of the majority of the holders of registrable securities requested to be registered, the holders of registrable securities who have withdrawn such request shall forfeit such demand or Form S-3 demand registration unless those holders pay or reimburse us for all of the related registration expenses.

The demand, Form S-3 demand and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The 2007 Registration Rights Agreement also contains customary indemnification and contribution provisions.

Board Rights

Pursuant to our employment letter with Mr. Thomas J. Pritzker, we have agreed that so long as he is a member of our board of directors, we will use our commercially reasonable efforts to appoint him as our executive chairman as long as he is willing and able to serve in that office. If he is not re-

appointed as executive chairman, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Pursuant to our employment letter with Mr. Mark S. Hoplamazian, we have agreed that so long as he is the president and chief executive officer of Hyatt, we will use our commercially reasonable efforts to nominate him for re-election as a director prior to the end of his term. If he is not re-elected to the board of directors, he will be entitled to terminate his employment with the rights and entitlements available to him under our severance policies as if his employment was terminated by us without cause.

Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate ownership of our voting stock in the hands of the Pritzker family business interests. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to allow management to continue making decisions for the long-term best interest of Hyatt and all of our stockholders and encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Dual Class Structure

As discussed above, our Class B Common Stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share. Our Class A common stock is the class of stock we are proposing to sell in our initial public offering and will be the only class of stock which is publicly traded. Following this offering, Pritzker family business interests will beneficially own, in the aggregate, approximately     % of our Class B common stock, representing approximately     % of the outstanding shares of our common stock and approximately     % of the total voting power of our outstanding common stock. As a result, Pritzker family business interests will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. Because of our dual class ownership structure, Pritzker family business interests will continue to exert a significant degree of influence or actual control over matters requiring stockholder approval, even if they own less than 50% of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters, and the interests of Pritzker family business interests may not always coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests that could depress our stock price.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering, include the following provisions, among others:

•

our amended and restated certificate of incorporation provides for a dual class ownership structure, in which our Class B common stock is entitled to ten votes per share and our Class A common stock is entitled to one vote per share;

•	our board of directors is divided into three classes, with each class serving for a staggered three-year term;

•	our directors may be removed only for cause;

•

holders of our Class A common stock vote together with the holders of our Class B common stock on all matters, including the election of directors, and our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors;

•

vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, may be filled only by a majority of remaining directors then in office;

•	actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•	special meetings of our stockholders can be called only by the chairman of the board or by our corporate secretary at the direction of our board of directors;

•

our bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our board of directors and other proposals for business to be brought before an annual meeting of our stockholders;

•	our board of directors may issue up to 10,000,000 shares of preferred stock, with designations, rights and preferences as may be determined from time to time by our board of directors; and

•

an affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock entitled to vote is required to amend all provisions of our amended and restated certificate of incorporation and bylaws.

Delaware Anti-Takeover Statute

We have elected not to be governed by Section 203 of the Delaware general corporation law, which otherwise would prohibit a Delaware corporation, subject to certain exceptions, from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder.

Lock-Up Agreements

Holders of              shares, or       % of our Class A common stock and       % of our total voting power immediately following completion of this offering, and              shares or       % of our Class B common stock and       % of our total voting power immediately following completion of this offering (in each case assuming no exercise of the underwriters’ option to purchase additional shares), have agreed to certain lock-up restrictions with respect to all or a portion of their common stock, in addition to the 180-day lock-up period agreed to with the underwriters. Such lock-up provisions may delay, defer or prevent a merger or other takeover or a change of control of our Company. For additional information, see “Shares Eligible For Future Sale—Lock-Up Agreements.”

The 2007 Stockholders’ Agreement further restricts the ability of stockholders party to the agreement to transfer their shares of common stock such that they may not transfer any shares of common stock to any known aggregators. For additional information, see “Stockholder Agreements” and “Shares Eligible For Future Sale—Lock-Up Agreements.”

Voting Agreements

Voting agreements entered into with and among our major stockholders, including Pritzker family business interests, Madrone GHC and the Goldman Sachs Funds, will result in a substantial number of our shares being voted consistent with the recommendations of our board of directors, which may limit your ability to influence the election of directors and other matters submitted to stockholders for approval. For additional information, see “Certain Relationships and Related Party Transactions—2007 Stockholders’ Agreement—Voting Agreement,” “Stockholder Agreements” and “Principal and Selling Stockholders.”

Standstill Agreements

Each stockholder party to the 2007 Stockholders’ Agreement has agreed, subject to certain limited exceptions, not to participate in any acquisition of any of our or our subsidiaries’ securities, any tender or exchange offer, merger or other business combination involving us or any of our subsidiaries, any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to us or any of our subsidiaries or affiliates, or any “solicitation” of “proxies.” These standstill provisions may prevent a merger or other takeover or a change of control of us. For additional information, see “Certain Relationships and Related Party Transactions—2007 Stockholders’ Agreement—Standstill.”

Listing

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “H,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Wells Fargo Shareowner Services. The transfer agent’s address is 161 N. Concord Exchange Street, South St. Paul, MN 55075, and its telephone number is (800) 468-9716.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time after this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock and could impair our ability to raise capital through the sale of our equity or equity-related securities in the future.

Upon the completion of this offering, we will have              shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, and              shares of Class B common stock outstanding.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based on 168,039,995 shares of common stock outstanding immediately prior to this offering. This number excludes 9,452,307 shares of common stock reserved for issuance under our LTIP and a restricted stock unit agreement.

Of the outstanding shares, all              shares of Class A common stock sold in this offering and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              outstanding shares of Class A common stock and Class B common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities will be subject to the 180-day lock-up period, which may be extended in specified circumstances. Restricted securities may be sold in the public market only if they are registered under the Securities Act or they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

Substantially all of these restricted securities are subject to further contractual lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated Agreement Relating to Stock and the 2007 Stockholders’ Agreement in addition to the 180-day lock-up period as described below. These additional restrictions may be amended, waived or terminated by the parties to those lock-up agreements in accordance with the terms of those agreements or, with respect to the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, the 25% limitations on sales of our common stock may, with respect to each such 12 months period, be increased to a higher percentage or waived entirely by the unanimous affirmative vote of our independent directors (excluding for such purpose any Pritzker), without the consent of the underwriters or us and without notice. As a result, following the expiration of the 180-day lock-up period agreed to with the underwriters, all shares of Class A common stock, including shares of Class A common stock that may be acquired upon conversion of shares of Class B common stock, will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated Agreement Relating to Stock or 2007 Stockholders’ Agreement, as applicable, are waived or terminated with respect to such shares. See “Stockholder Agreements.”

Assuming the lock-up restrictions contained in the Amended and Restated Global Hyatt Agreement, Amended and Restated Foreign Global Hyatt Agreement, Amended and Restated

Agreement Relating to Stock and the 2007 Stockholders’ Agreement are not amended, waived or terminated and assuming the parties to these agreements sell the maximum amount permitted to be sold during the first time period that such shares are eligible to be sold, following the expiration of the 180-day lock-up period, and subject to the provisions of Rules 144 and 701 under the Securities Act described below, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Time Period

After 180 days and up to 12 months from the date of this prospectus.

After 12 months and up to 24 months from the date of this prospectus.

After 24 months and up to 36 months from the date of this prospectus.

After 36 months and up to 42 months (3 1 /2 years) from the date of this prospectus.

After 42 months (3 1/ 2 years) and up to 48 months from the date of this prospectus.

After 48 months and up to 54 months (4 1 /2 years) from the date of this prospectus.

After 54 months (4 1/ 2 years) and up to 60 months from the date of this prospectus.

After 60 months and up to 66 months (5 1 /2 years) from the date of this prospectus.

After 66 months (5 1/ 2 years) from the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with the manner of sale, volume limitations or notice provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on, and complied with the requirements of, Rule 701 will, subject to the lock-up restriction described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

Lock-Up Agreement with Underwriters

We and all of our directors, executive officers and holders of substantially all of our common stock outstanding immediately prior to this offering, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of earnings results or the announcement of the material news or material event, as applicable, unless Goldman, Sachs & Co. waives, in writing, such extension.

Pritzker Family Lock-Up Agreements

Amended and Restated Global Hyatt Agreement

Under the Amended and Restated Global Hyatt Agreement, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees of U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, that own, directly or indirectly, 119,127,970 shares, or 70.9%, of our common stock (and will own              shares, or     %, of our Class B common stock immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares), and the adult beneficiaries of such trusts have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of the date of effectiveness of the registration statement of which this prospectus is a part, in each 12-month period following the date of effectiveness of the registration statement of which this prospectus is a part (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purpose any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. The Amended and Restated Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of the co-trustees of the Pritzker family U.S. situs trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Amended and Restated Foreign Global Hyatt Agreement

Under the Amended and Restated Foreign Global Hyatt Agreement, each of the adult beneficiaries of the non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, which indirectly own, 23,765,141 shares, or 14.1%, of our common stock (and will own              shares, or     %, of our Class B common stock immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares) have agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the company’s fully diluted shares of common stock is owned by persons other than Pritzker family members and spouses (including any U.S. or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses), all Pritzker family members and spouses (including U.S. and non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of our common stock, measured as of the date of effectiveness of the registration statement of which this prospectus is a part, in each 12-month period following the date of effectiveness of the registration statement of which this prospectus is a part (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of our independent directors (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12 month period, be increased to a higher percentage or waived entirely. Sales of our common stock, including Class A common stock and Class B common stock, between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. The Amended and Restated Foreign Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.” The adult beneficiaries have informed CIBC, in its capacity as trustee of the non-U.S. situs trusts and the directors of IHE, INC. and its subsidiaries of their agreement and expressed their desire that CIBC and the directors of IHE, INC. and its subsidiaries act in accordance with the foregoing provisions.

Amended and Restated Agreement Relating to Stock

In addition to the lock-up agreements described above, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees of U.S. situs trusts for the benefit of Mr. Thomas J. Pritzker, Ms. Penny Pritzker and Ms. Gigi Pritzker Pucker and their lineal descendants, and Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their respective adult lineal descendants have entered into an Amended and Restated Agreement Relating to Stock, whereby the holders of 36,695,552 shares, or 21.8%, of our common stock (who will own              shares, or     %, of our Class B common stock immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares) have agreed to further restrict their ability to transfer such shares of common stock (other than with respect to an aggregate of 6,946,436 shares of common stock purchased from us in May 2009). Subject to limited permitted transfers described in the agreement, and subject to the terms of the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement described above, each stockholder party to the agreement may transfer up to one-third of its common stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties during each 365-day period beginning on the dates that are three and one-half, four and one-half and five and one-half years following the consummation of this offering; provided that such transfers are accomplished by way of a broad distribution sale. In addition, following the consummation of this offering, each of such stockholders may transfer up to one-third of its common stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties (1) at any time following the end of the first calendar year during which the “existing stockholders” (as described below) owned less than 25% of our common stock at any time during such year or (2) at any time following both (a) August 28, 2007 and (b) the first date on which the applicable market value of our Class A common stock exceeds 165% of the gross price per share at which the Class A common stock was first traded in connection with this offering; provided that such transfers are accomplished by way of an underwritten public offering or in an otherwise broad distribution sale. The term “existing stockholders” is defined in the agreement to mean (i) members of the Pritzker family who are lineal descendants of Nicholas J. Pritzker, deceased, and their spouses, (ii) trusts for the benefit of such persons, or (iii) affiliates of any such persons listed in clauses (i) and (ii). In addition, no stockholder party to the Amended and Restated Agreement Relating to Stock may transfer (1) the legal or beneficial ownership of any common stock held by such stockholder unless such acquiring person’s ownership of common stock is not reasonably likely to jeopardize any licensing from a governmental authority, (2) any common stock to a competitor of ours engaged in one or more of the hospitality, lodging or gaming industries, (3) any common stock to an aggregator (i.e., a person who is required to file a Schedule 13D (or successor form) under the Exchange Act, disclosing an intent other than for investment) or (4) any common stock that would cause a stockholder to violate any provision of the Amended and Restated Agreement Relating to Stock. Such restrictions are qualified by the “actual knowledge” of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale. The transfer restrictions set forth in the Amended and Restated Agreement Relating to Stock expire at 11:59 p.m. (Central time) on the earlier of the day after the date that is five and one-half years following the consummation of this offering or the date on which the stockholders party to the 2007 Stockholders’ Agreement are released from the transfer restrictions set forth therein. The Amended and Restated Agreement Relating to Stock may be amended by the holders of a majority of the restricted stock held by the stockholders party to the agreement and each of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker, and may be terminated by the written agreement of each of the parties thereto.

2007 Stockholders’ Agreement—Transfer Restrictions

With respect to an aggregate of 18,993,810 shares, or 11.3%, of our common stock (and 18,993,810 shares, or     % of our Class B common stock immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares) of common stock held by stockholders party to the 2007 Stockholders’ Agreement, such stockholders are restricted from transferring these shares of common stock held by them, except to us, their affiliates (with the prior written consent of our board of directors), in limited amounts over specified time periods as described below and as otherwise permitted pursuant to the terms of the agreement. Subject to rights of first refusal and “drag along” rights and provided that such transfers are accomplished by way of a broad distribution sale, following the consummation of this offering, each stockholder party to the 2007 Stockholders’ Agreement may transfer up to one-third of its common stock acquired under the Subscription Agreement or upon conversion of Series A convertible preferred stock to unaffiliated third parties during each 365-day period beginning on the dates that are three and one-half, four and one-half and five and one-half years following the consummation of this offering. In addition, following the consummation of this offering, subject to the rights of first refusal and “drag along” rights, such stockholder may transfer up to one-third of its common stock acquired under the Subscription Agreement or upon conversion of Series A convertible preferred stock to unaffiliated third parties (1) at any time following the end of the first calendar year during which the “existing stockholders” (as described below) owned less than 25% of our common stock at any time during such year or (2) at any time following both (a) the second anniversary of the issuance of common stock to the relevant stockholder under the Subscription Agreement or the issuance of common stock upon conversion of the Series A convertible preferred stock and (b) the first date on which the applicable market value of our Class A common stock exceeds 165% of the gross price per share at which the Class A common stock was first traded in connection with this offering; provided that such transfers are accomplished by way of an underwritten public offering or in an otherwise broad distribution sale. The term “existing stockholders” is defined in the agreement to mean (i) members of the Pritzker family who are lineal descendants of Nicholas J. Pritzker, deceased, and their spouses, (ii) trusts for the benefit of such persons and/or (iii) affiliates of any such persons listed in clauses (i) and (ii). Subject to the rights of first refusal and “drag along” rights, the transfer restrictions set forth in the 2007 Stockholders’ Agreement expire at 11:59 p.m. (Central time) on the day after the date that is five and one-half years following the consummation of this offering. The transfer restrictions described above other than the right of first refusal and “drag along” rights do not apply with respect to an aggregate of 6,118,276 shares of common stock owned by stockholders party to the 2007 Stockholders’ Agreement.

Notwithstanding the foregoing, and subject to rights of first refusal and “drag along” rights, following the consummation of this offering, in the event that any “initial holder” (as described below) transfers all or any portion of the shares of common stock held by such initial holder as of August 28, 2007 (other than pursuant to certain permitted transfers), each stockholder party to the 2007 Stockholders’ Agreement may transfer up to a pro rata portion of such stockholder’s common stock; provided, however, that in any 365-day period or calendar year in which such stockholder is permitted to transfer shares of common stock pursuant to the terms described in the preceding paragraph, such stockholder’s right to transfer a pro rata portion of its common stock shall apply only to the extent that the aggregate number of shares of common stock held by the initial holders at the commencement of such 365-day period or calendar year by initial holders and transferred by initial holders in such 365-day period or calendar year, as a percentage of the aggregate number of shares of common stock held by the initial holders as of August 28, 2007, at the commencement of such 365-day period or calendar year, exceeds the maximum percentage of such stockholder’s shares of common stock that such stockholder is permitted to sell in such 365-day period or calendar year (as described in the preceding paragraph), with the result that only such excess number of shares of common stock held by the initial holders as of August 28, 2007, and transferred by the initial holders will be taken into account in determining such stockholder’s pro rata portion eligible for transfer. The rights described in this paragraph expire at 11:59 p.m. (Central time) on the day after the date that is five and one-half years following the consummation of this offering. The term “initial holder” is defined in the agreement to mean (i) any of Mr. Thomas J. Pritzker, Ms. Penny Pritzker or Ms. Gigi Pritzker Pucker or (ii) trusts for the benefit of these individuals or for the benefit of their respective spouses or lineal descendants.

In addition, no stockholder party to the 2007 Stockholders’ Agreement may transfer (1) the legal or beneficial ownership of any common stock held by such stockholder unless such acquiring person’s ownership of common stock is not reasonably likely to jeopardize any licensing from a governmental authority, as determined by our board of directors in its reasonable discretion, (2) any common stock to a competitor of ours engaged in one or more the hospitality, lodging and/or gaming industries, (3) any common stock to an aggregator (i.e., a person who is required to file a Schedule 13D (or successor form) under the Exchange Act, disclosing an intent other than for investment), or (4) any common stock that would cause a stockholder to violate any provision of the agreement. Such restrictions are qualified by the “actual knowledge” of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale. The 2007 Stockholders’ Agreement may be amended, waived or terminated by written consent of the Company and each of the stockholders party to the Agreement. See also “Certain Relationships and Related Party Transactions—2007 Stockholders’ Agreement.”

Registration Rights

Beginning 180 days following the consummation of this offering, and subject to the lock-up restrictions described above, the holders of                      shares of common stock or their transferees will be entitled to various rights with respect to the registration of their shares under the Securities Act under the 2007 Registration Rights Agreement and the 2009 Registration Rights Agreement. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights.”

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our LTIP. Such registration statement will become effective immediately upon filing, and shares covered by such registration statement will be eligible for sale in the public market immediately after the effective date, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares and to Rule 144 volume limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, the federal estate tax or gift tax rules, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS) all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock in this offering and who hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former long-term permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation, or persons deemed to sell the Class A common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our Class A common stock.

Distributions on our Class A Common Stock

Payments on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the Class A common stock, but not below zero. Any remaining excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our Class A common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of such dividends.

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise and such holder is entitled to treaty benefits. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a USRPHC during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, if we are or become a USRPHC, so long as our Class A common stock is regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), shares of our Class A common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that owned (actually or constructively) more than 5% of our Class A common stock at any time during the shorter of the five-year period ending on the date of disposition of such stock or the non-U.S. holder’s holding period in such stock. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Because we have significant U.S. real estate holdings, we may be a USRPHC, but we have made no determination to that effect. As a result, there can be no assurance that we do not currently constitute or will not become a USRPHC. Non-U.S. holders owning (actually or constructively) more than 5% of our Class A common stock should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of our Class A common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

This information reporting regime is reinforced by “backup withholding” rules, which generally require payors to withhold tax from payments subject to information reporting if the recipient fails to provide its correct taxpayer identification number or repeatedly fails to report interest or dividends on its returns.

Backup withholding, currently at a rate of 28%, however, generally will not apply to payments of dividends to a non-U.S. holder of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge or reason to know that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our Class A common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person or a foreign branch or office of a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our Class A common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding, provided the broker does not have actual knowledge or reason to know that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our directors, executive officers and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Shares Eligible for Future Sale” for a discussion of certain other transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In addition to being subject to the restrictions described above, pursuant to Rule 5110(g) of the Financial Industry Regulatory Authority, all 12,661,146 shares of our common stock held by the Goldman Sachs Sunray Entities and The Goldman Sachs Group, Inc. may not be sold during this offering or, subject to certain exceptions, disposed of or hedged for a period of 180 days immediately following the date of this prospectus. 9,472,313 shares of the 12,661,146 shares are subject to additional sale restrictions under the 2007 Stockholders’ Agreement. See “Certain Relationships and Related Party Transactions – 2007 Stockholders’ Agreement.”

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “H,” subject to official notice of issuance. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders at a minimum price of at least $4.00 at the time of listing and thereby establish at least 1,100,000 shares in the public float having a minimum aggregate market value of $40 million.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of this offering in aggregate, excluding the underwriting discount, will be approximately $            .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, the affiliates of each of Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are lenders under our revolving credit facility and have received and will receive fees from us.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Family members of a partner of Latham & Watkins LLP are beneficiaries of trusts that directly and indirectly own shares of our common stock.

EXPERTS

The financial statements of Hyatt Hotels Corporation as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the adoption of new accounting standards. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-1 relating to the shares of Class A common stock we and the selling stockholders are offering by this prospectus. This prospectus, which constitutes part of the registration statement filed with the SEC, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, where the contract, agreement or other document is an exhibit to the registration statement, any statement with respect to such contract, agreement or document is qualified by the provisions of such exhibit. You may examine and copy the registration statement, including the exhibits, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain a copy of all or a portion of the registration statement by mail from the Public Reference Section of the SEC at the same address, upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http:/ /www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

HYATT HOTELS CORPORATION*

*	Formerly known as Global Hyatt Corporation.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Hyatt Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Hyatt Hotels Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. Additionally, as discussed in Notes 2, 11 and 12 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2007, changed its method of accounting for real estate time-sharing transactions in connection with the adoption of Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions, on January 1, 2006, and changed its method of accounting for defined benefit pension and other postretirement plans in connection with the adoption of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 27, 2009

(August 5, 2009 as to the effects of the retrospective adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as disclosed in Note 2, for the inclusion of Earnings Per Share information on the consolidated statements of income and Note 22, and for the inclusion of the financial statement schedule listed in the Index at page F-1. October 14, 2009 to reflect the retrospective effect of the reverse stock split as disclosed in Note 21.)

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008, 2007, and 2006

(In millions of dollars)

	2008	2007	2006
REVENUES:
Owned and leased hotels	$2,139	$2,039	$1,860
Management and franchise fees	290	315	294
Other revenues	83	103	110
Other revenues from managed properties	1,325	1,281	1,207

Total revenues	3,837	3,738	3,471

DIRECT AND SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
Owned and leased hotels	1,583	1,524	1,424
Depreciation and amortization	249	214	195
Other direct costs	26	42	46
Selling, general, and administrative	290	292	247
Other costs from managed properties	1,325	1,281	1,207

Direct and selling, general, and administrative expenses	3,473	3,353	3,119
Net (losses) gains and interest income from marketable securities held to fund operating programs	(36)	15	12
Equity earnings from unconsolidated hospitality ventures	14	11	13
Interest expense	(75)	(43)	(36)
Gains on sales of real estate	—	22	57
Asset impairments	(86)	(61)	—
Other income, net	23	145	126

INCOME BEFORE INCOME TAXES	204	474	524
PROVISION FOR INCOME TAXES	(90)	(208)	(193)

INCOME FROM CONTINUING OPERATIONS	114	266	331
DISCONTINUED OPERATIONS:
Income from discontinued operations, net of income tax expense (benefit) of $0, $2, and $(7) in 2008, 2007, and 2006, respectively	1	3	4
Gain (loss) on sale of discontinued operations, net of income tax expense (benefit) of $28, $1, and $(1) in 2008, 2007, and 2006, respectively	55	2	(2)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(4)

NET INCOME	170	271	329
NET (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(2)	(1)	(14)

NET INCOME ATTRIBUTABLE TO HYATT HOTELS CORPORATION	$168	$270	$315

EARNINGS PER SHARE – Basic
Income from continuing operations	$0.89	$1.98	$2.41
Net income attributable to Hyatt Hotels Corporation	$1.31	$2.01	$2.29
EARNINGS PER SHARE – Diluted
Income from continuing operations	$0.89	$1.98	$2.41
Net income attributable to Hyatt Hotels Corporation	$1.31	$2.01	$2.29

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2007

(In millions, except share and per share amounts)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$428	$409
Restricted cash	37	20
Receivables, net of allowances of $24 and $21 at December 31, 2008 and 2007, respectively	281	318
Inventories	170	150
Prepaids and other assets	72	73
Prepaid income taxes	18	3
Deferred tax assets	51	25
Assets of discontinued operations	—	67

Total current assets	1,057	1,065
Investments	204	324
Property and equipment, net	3,495	3,518
Notes receivable, net of allowances	410	160
Goodwill	120	203
Intangibles, net	256	359
Deferred tax assets	126	151
Other assets	451	468

TOTAL ASSETS	$6,119	$6,248

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$38	$26
Accounts payable	318	303
Accrued expenses	177	174
Accrued income taxes	23	54
Accrued compensation and benefits	97	132
Liabilities of discontinued operations	—	8

Total current liabilities	653	697
Long-term debt	1,209	1,288
Other long-term liabilities	665	794

Total liabilities	2,527	2,779
Commitments and contingencies (see Note 14)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, 100,000 issued and outstanding as of December 31, 2008 and 2007, respectively	—	—
Common stock, $0.01 par value per share, 400,000,000 shares authorized, 119,830,381 issued and outstanding at December 31, 2008, and 137,733,037 issued and 119,823,561 outstanding at December 31, 2007	1	1
Additional paid-in capital	2,242	3,325
Retained earnings	1,381	1,213
Treasury stock (17,909,476 shares at December 31, 2007), at cost	—	(1,101)
Accumulated other comprehensive loss	(60)	(4)

Total stockholders’ equity	3,564	3,434

Noncontrolling interests in consolidated subsidiaries	28	35

Total equity	3,592	3,469

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,119	$6,248

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007, and 2006

(In millions of dollars)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$170	$271	329
(Gain) loss on sale of discontinued operations	(55)	(2)	2
Income from discontinued operations	(1)	(3)	(4)
Cumulative effect of change in accounting principle	—	—	4

Income from continuing operations	114	266	331

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	249	214	195
Deferred income taxes	5	(100)	(18)
Asset impairments	86	61	—
Equity earnings from unconsolidated hospitality ventures, less dividends received	(5)	1	17
Gain on sales of real estate	—	(22)	(57)
Foreign currency exchange losses (gains)	24	(17)	(11)
Net realized losses from marketable securities	14	—	—
Net unrealized losses (gains) from marketable securities	23	(12)	(10)
Other	(44)	(76)	(63)
Increase (decrease) in cash attributable to changes in assets and liabilities:
Receivables, net	4	(19)	(45)
Inventories	(21)	14	9
Accounts payable	(10)	(19)	43
Accrued compensation and benefits	(31)	5	25
Accrued expenses and other current liabilities	(95)	89	(19)
Other, net	(26)	(23)	(28)

Net cash provided by operating activities of continuing operations	287	362	369

(Continued)

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007, and 2006

(In millions of dollars)

	2008	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES:
Contributions to investments and purchases of marketable securities	(87)	(32)	(64)
Distributions from investments	209	116	109
Proceeds from sale of investments and marketable securities	8	—	50
Proceeds from notes receivable	19	19	22
Issuance of notes receivable	(281)	(23)	(38)
Acquisitions, net of cash acquired	(28)	(240)	(308)
Purchase of property and equipment	(258)	(377)	(326)
Contract acquisition costs	(8)	(5)	(14)
Proceeds from sales of real estate	—	98	93
Decrease (increase) in restricted cash - investing	3	48	(18)

Net cash used in investing activities of continuing operations	(423)	(396)	(494)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	175	1,386	1
Payments on debt	(169)	(1,135)	(86)
Increase in restricted cash - financing	(17)	—	—
Distributions to noncontrolling interests	(2)	(1)	(16)
Purchase of noncontrolling interests	(7)	—	(3)
Costs related to issuance of debt and stock	—	(23)	—
Issuance of convertible preferred stock	—	500	—
Capital contribution	—	—	12
Purchase of treasury stock	—	(1,101)	—

Net cash provided by (used in) financing activities of continuing operations	(20)	(374)	(92)

CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS:
Net cash provided by (used in) operating activities of discontinued operations	4	24	(11)
Net cash provided by investing activities of discontinued operations	139	7	41

Net cash provided by discontinued operations	143	31	30

EFFECT OF EXCHANGE RATE CHANGES ON CASH	25	(14)	(4)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12	(391)	(191)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	416	807	998

CASH AND CASH EQUIVALENTS - END OF PERIOD	$428	$416	$807

LESS CASH AND CASH EQUIVALENTS DISCONTINUED OPERATIONS	—	7	6

CASH AND CASH EQUIVALENTS CONTINUING OPERATIONS - END OF PERIOD	$428	$409	$801

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$62	$48	$38

Cash paid during the year for income taxes	$198	$224	$232

Non-cash investing and financing activities are as follows:
Capital lease	$1	$248	$—
Stock subscription receivable	$—	$18	$—

(Concluded)

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In millions of dollars)

	Total	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock Amount	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Consolidated Subsidiaries
BALANCE—JANUARY 1, 2006	$3,463	$1	$2,788	$647	$—	$(6)	$33

Net income	329	—	—	315	—	—	14
Foreign currency translation adjustments, net of income tax of $7	2	—	—	—	—	2	—
Minimum pension liability adjustment, net of income tax of $8	(14)	—	—	—	—	(14)	—

Comprehensive Income	317	—	—	315	—	(12)	14
Capital contribution (see Note 18)	12	—	12	—	—	—	—
Distribution (see Note 12)	(10)	—	—	(10)	—	—	—
Distributions to noncontrolling interests	(16)	—	—	—	—	—	(16)
Purchase of subsidiary shares from non-controlling interest	(3)	—	—	—	—	—	(3)
Attribution of share based payments	1	—	1	—	—	—	—
Adjustment to initially apply FAS 158, net of income tax of $2	(4)	—	—	—	—	(4)	—

BALANCE—DECEMBER 31, 2006	3,760	1	2,801	952	—	(22)	28

Net income	271	—	—	270	—	—	1
Foreign currency translation adjustments, net of income tax of $(0)	16	—	—	—	—	16	—
Unrecognized pension cost, net of income tax of $2	2	—	—	—	—	2	—

Comprehensive Income	289	—	—	270	—	18	1
Adjustment to initially apply FIN 48	(9)	—	—	(9)	—	—	—
Issuance of convertible preferred stock	497	—	497	—	—	—	—
Purchase of treasury stock	(1,101)	—	—	—	(1,101)	—	—
Stock subscription receivable	18	—	18	—	—	—	—
Noncontrolling interest in acquired hotel property	7	—	—	—	—	—	7
Distributions to noncontrolling interests	(1)	—	—	—	—	—	(1)
Attribution of share based payments	9	—	9	—	—	—	—

BALANCE—DECEMBER 31, 2007	3,469	1	3,325	1,213	(1,101)	(4)	35

Net income	170	—	—	168	—	—	2
Foreign currency translations adjustments, net of income tax of $(13)	(68)	—	—	—	—	(68)	—
Unrecognized pension cost, net of income tax of $8	14	—	—	—	—	14	—
Unrealized loss on hedge activity, net of income tax of $(1)	(2)	—	—	—	—	(2)	—

Comprehensive Income	114	—		168	—	(56)	2
Capital Contribution (see Note 18)	5	—	5	—	—	—	—
Retirement of treasury stock	—	—	(1,101)	—	1,101	—	—
Distributions to noncontrolling interests	(2)	—	—	—	—	—	(2)
Purchase of subsidiary shares from non-controlling interest	(7)	—	—	—	—	—	(7)
Attribution of share based payments	13	—	13	—	—	—	—

BALANCE—DECEMBER 31, 2008	$3,592	$1	$2,242	$1,381	$—	$(60)	$28

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in millions, unless otherwise indicated)

1.	ORGANIZATION

Hyatt Hotels Corporation, a Delaware corporation, and subsidiaries (“Hyatt Hotels Corporation”), which, collectively, may be referred to as “we,” “us,” “our,” “HHC,” or the “Company,” is principally owned directly and indirectly by trusts for the benefit of various members of the Pritzker family (the “Family”).

The Company provides hospitality services on a worldwide basis through the management, franchising and ownership of hospitality related businesses. Our operations consist of the following:

We operate or franchise 218 full-service, Hyatt-branded hotels, consisting of 95,756 rooms, in 45 countries throughout the world. We hold ownership interests in certain of these hotels. We operate or franchise 159 select-service, Hyatt-branded hotels with 20,078 rooms in the United States and Canada. We hold ownership interests in certain of these hotels. We develop and/or operate Hyatt-branded timeshare, fractional and other forms of residential or vacation properties.

Our North American management and hotel ownership company, Hyatt Corporation, was founded in 1957. Our international management and hotel ownership company, Hyatt International Corporation, was founded in 1968. On August 4, 2004, our predecessor, Global Hyatt, Inc., was incorporated in Delaware as a holding company to combine our North American and international hospitality operations and increase the scale and scope of our company. Effective October 13, 2004, the name Global Hyatt, Inc. was changed to Global Hyatt Corporation. On December 31, 2004, the stock of Hyatt Corporation and AIC, which owned Hyatt International Corporation, and the other hospitality-related assets of the Pritzker family business interests were contributed to Global Hyatt Corporation in exchange for shares of Global Hyatt Corporation common stock. The contribution was accounted for as a transaction between entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations. As such, the contribution was recorded on the Company’s books at the same historical cost as that carried on the books for the transferors. Effective June 30, 2009, Global Hyatt Corporation changed its name to Hyatt Hotels Corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements present the results of operations, financial position, and cash flows of Hyatt Hotels Corporation and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Investments in joint ventures are accounted for using the guidance of the revised Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FIN 46R”), for all ventures deemed to be variable interest entities.

Use of Estimates—We are required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from such estimated amounts.

Revenue Recognition—Our revenues are primarily derived from the following sources and are generally recognized when services have been rendered:

•

Owned and leased hotel revenues are derived from room rentals and services provided at our owned, leased, and consolidated hospitality venture properties and are recorded when rooms are occupied and services have been rendered. Sales and occupancy taxes are recorded on a net basis in the consolidated statements of income.

•	Management and franchise fees earned from hotels managed and franchised worldwide:

–

Management fees primarily consist of a base fee, which is generally computed as a percentage of gross revenues, and an incentive fee, which is generally computed based on a hotel profitability measure. Base fee revenues are recognized when earned in accordance with the terms of the contract. We recognize incentive fees that would be due as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us.

–

We account for the sale of real estate assets in accordance with FASB Statement No. 66. Realized gains from the sale of hotel real estate assets where we maintain continuing involvement in the form of a long-term management contract are deferred and recognized as management fee revenues over the term of the underlying management contract.

–

Franchise fees are generally based on a percentage of hotel rooms’ revenues and are recognized in accordance with FASB Statement No. 45, Accounting for Franchise Fee Revenue, as the fees are earned and become due from the franchisee when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

•	Other revenues

–

Other revenues primarily include revenues from our timeshare business. Consistent with the guidance in FASB Statement No. 152, Accounting for Real Estate Time-Sharing Transactions, an amendment of FASB Statements No. 66 and 67, we recognize timeshare revenues when a minimum of 10% of the purchase price for the interval has been received, the period of cancellation with refund has expired, and receivables are deemed collectible. For sales that do not qualify for full revenue recognition as the project has progressed beyond the preliminary stages but has not yet reached completion, all revenues and associated direct expenses are initially deferred and recognized in earnings through the percentage-of-completion method.

•

Other revenues from managed properties represent the reimbursement of costs incurred on behalf of the owners of hotel properties we manage. These costs relate primarily to payroll costs at managed properties where we are the employer. Since the reimbursements are made based upon the costs incurred with no added margin, these revenues and corresponding expenses have no effect on our net income.

Cash Equivalents—We consider all investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash—We have restricted cash of $36.7 million and $20.0 million at December 31, 2008 and 2007, respectively. Of these amounts: (i) $17.0 million and $0 at December 31, 2008 and 2007, respectively, are funds deposited in an interest bearing account for security of a long-term loan and satisfying debt covenant requirements; (ii) $4.5 million and $3.4 million at December 31, 2008 and 2007, respectively, are escrow deposits on purchases of our timeshare intervals; (iii) $6.4 million and $1.2 million at December 31, 2008 and 2007, respectively, are advance payments of certain taxes and fees related to timeshare units that are required to be held in escrow under statutory law; (iv) $0 and $6 million relate to earnest money for a potential hotel acquisition; and (v) $0 and $2.6 million relate to funds held in an interest bearing escrow account to settle any final purchase price adjustments for the purchase of the remaining 50% interest in the Great Eastern Hotel Holding Company (see Note 17). The remaining $8.8 million and $6.8 million in 2008 and 2007, respectively, secure certain long-term letters of credit related to hotel equity investments, real estate taxes, property insurance, security deposits, property and equipment reserves, and long-term loans. These amounts are invested in interest-bearing accounts. The fair value of the restricted cash approximates its carrying value.

Investments—We consolidate entities under our control. Investments in unconsolidated affiliates over which we exercise significant influence, but do not control, are accounted for by the equity method. In addition, our limited partnership investments in which we hold more than a minimal investment are accounted for under the equity method of accounting. Investments in unconsolidated affiliates over which we are not able to exercise significant influence are accounted for under the cost method.

Marketable Securities—Our portfolio of marketable securities is accounted for as trading securities and consists of various types of common stock, fixed income securities, and mutual funds. Marketable securities are principally included within other noncurrent assets in the consolidated balance sheets (see Note 8). Fair value is based on listed market prices where available. Marketable securities are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Other Income, Net—Other income, net includes interest income on interest-bearing cash and cash equivalents, gains (losses) on other marketable securities (see Note 8), income from cost method investments (see Note 3) and foreign currency gains (losses) including gains (losses) on foreign currency exchange rate instruments (see Note 19). The table below provides a reconciliation of the components in other income, net for the years ended December 31, 2008, 2007, and 2006 respectively:

(In millions of dollars)	For the years ended December 31,
	2008	2007	2006
Interest income on interest-bearing cash and cash equivalents	$23.1	$42.9	$49.2
Gains (losses) on other marketable securities	(37.2)	—	—
Income from cost method investments	64.1	86.8	72.0
Foreign currency gains (losses)	(23.5)	16.7	10.7
Other	(4.0)	(1.6)	(5.5)

Other income, net	$22.5	$144.8	$126.4

Foreign Currency—The functional currency of our consolidated and nonconsolidated entities located outside the United States of America is generally the local currency. The assets and liabilities of these entities are translated into U.S. dollars at year-end exchange rates, and the related gains and losses, net of applicable deferred income taxes, are reflected in stockholders’ equity. Gains and losses from foreign currency transactions are included in earnings. Income and expense accounts are translated at the average exchange rate for the period. Gains and losses from foreign exchange rate changes related to intercompany receivables and payables of a long-term nature are generally included in other comprehensive income. Gains and losses from foreign exchange rate movement related to intercompany receivables and payables that are not of a long-term nature are reported currently in income.

Notes Receivable—These receivables reflect the amounts due from our financing of timeshare interval sales, as well as receivables from certain franchisees and other hotel owners or developers. We carry mortgages receivable at amortized cost in current receivables and noncurrent receivables. We recognize interest income as earned and provide an allowance for cancellations and defaults. The adequacy of the allowance is determined by management through the analysis of several factors, such as economic conditions and industry trends, defaults, past-due aging, and historical write-offs of mortgages and contracts receivable. The allowance is maintained at a level believed adequate by management based on a periodic analysis of the portfolio of receivables.

Inventories—Inventories are comprised principally of unsold timeshare intervals of $153.8 million and $137.1 million at December 31, 2008 and 2007, respectively, and food and beverage inventories at our owned and leased hotels. Timeshare inventory is carried at the lower of cost or market, based on relative sales value or net realizable value. Food and beverage inventories are generally valued at the lower of cost (first-in, first-out) or market. Timeshare interval products inventory, which has an operating cycle that exceeds 12 months, is classified as a current asset consistent with recognized industry practice.

Property and Equipment—Property and equipment are stated at cost, including interest incurred during development and construction periods. Depreciation and amortization are provided over the estimated useful lives of the assets, primarily on the straight-line method. All repair and maintenance costs are expensed as incurred.

Useful lives assigned to property and equipment are as follows:

Buildings and improvements	15–50 years
Leasehold improvements	The shorter of the lease term or useful life of asset
Furniture and equipment	2–21 years
Computers	3–6 years

Long-Lived Assets and Definite-Lived Intangibles—We evaluate the carrying value of our long-lived assets and definite-lived intangibles for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain trigger events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals, and, if appropriate, current estimated net sales proceeds from pending offers. We evaluate the carrying value of our long-lived assets and definite-lived intangibles based on our plans, at the time, for such assets and such qualitative factors as future development in the surrounding area and status of expected local competition. Changes to our plans, including a decision to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.

Goodwill—We evaluate goodwill for impairment on an annual basis during the fourth quarter of each year using balances as of the end of September and at an interim date if a triggering event occurs. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount with an impairment being recognized only where the fair value is less than carrying value. See Note 7 for additional information about goodwill.

Income Taxes—We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of differences between the financial statements and tax basis of the respective assets and liabilities. We recognize the financial statement effect of a tax position when, based on the technical merits of the uncertain tax position, it is not more likely than not to be substantiated on a review by taxing authorities. These estimates are based on judgments made with currently available information. We review these estimates and make changes to recorded amounts of uncertain tax positions as facts and circumstances warrant. For additional information about income taxes, see Note 12.

Fair Value—In accordance with FASB Statement No. 107, Disclosures about Fair Values of Financial Instruments, the Company discloses the fair value of its financial assets and liabilities as determined under the guidance of FASB Statement No. 157, Fair Value Measurements, and based on observable market information, where available, or on market participant assumptions. These assumptions are subjective in nature, involve matters of judgment, and therefore, fair values cannot always be determined with precision.

The carrying values of cash and cash equivalents, accounts receivable, notes receivable – current, accounts payable, and current portion of debt approximate fair value due to the short-term nature of these items and their close proximity to maturity.

The fair value of marketable securities is discussed in Note 8; the fair value of notes receivable is discussed in Note 6; and the fair value of long-term debt is discussed in Note 9.

Hyatt Gold Passport Fund—The Hyatt Gold Passport Program (the “Program”) is our loyalty program. We operate the Program for the benefit of Hyatt branded properties, whether owned, operated, managed, or franchised by the Company. The Program is operated through the Hyatt Gold Passport Fund, which is an entity that is owned collectively by the owners of Hyatt branded properties, whether owned, operated, managed or franchised by the Company. The Hyatt Gold Passport Fund (the “Fund”) has been established to provide for the payment of operating expenses and redemptions of member awards associated with the Program. The Fund is maintained and managed by us on behalf of and for the benefit of Hyatt branded properties. In accordance with FIN 46R, we have evaluated our investment in the Fund and have determined that the Fund qualifies as a variable interest entity and, as a result of the Company being the primary beneficiary, we have consolidated the Fund.

The Program allows members to earn points based on their spending at Hyatt branded properties. Points earned by members can be redeemed for goods and services at Hyatt branded properties, and to a lesser degree, through other redemption opportunities with third parties, such as the conversion to airline miles. Points cannot be redeemed for cash. We charge the cost of operating the Program, including the estimated cost of award redemption, to the hotel properties based on members’ qualified expenditures. Due to the requirements under the Program that the hotel properties reimburse us for their operating costs as incurred, we recognize these revenues from properties at the time such costs are incurred and expensed. We defer revenues received from the hotel properties equal to the fair value of our future redemption obligation. Upon the redemption of points, we recognize as revenue the amounts previously deferred and recognize the corresponding expense relating to the costs of the awards redeemed. Revenue is recognized by the hotel properties when the points are redeemed, and expenses are recognized when the points are earned by the members.

The Company actuarially determines the expected fair value of the future redemption obligation based on statistical formulas that project the timing of future point redemption based on historical experience, including an estimate of the “breakage” for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. Actual expenditures for the Program may differ from the actuarially determined liability.

The Fund is financed by payments from the properties and returns on marketable securities. The Fund invests amounts received from the properties in marketable securities (see note 8). As of December 31, 2008 and 2007, total assets of the Fund were $296.5 million and $278.2 million, respectively, including $46.6 million and $38.1 million of current assets, respectively. Marketable securities held by the Fund and included in other noncurrent assets were $249.9 million and $240.1 million, respectively (see Note 8). As of December 31, 2008 and 2007 total liabilities of the Fund were $296.5 million and $278.2 million, respectively, including $46.6 million and $38.1 million of current liabilities, respectively. The non-current liabilities of the Fund are included in other long-term liabilities (see Note 10).

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In December 2004, the FASB issued FASB Statement No. 152, Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67. FASB Statement No. 152 amends FASB Statement No. 66 and FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, in association with the issuance of American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 04-2. Among other things, the standard addresses the treatment of sales incentives provided by a seller to a buyer to consummate a transaction, the calculation of accounting for uncollectible notes receivable, the recognition of changes in inventory cost estimates, recovery or repossession of sold vacation ownership interests, selling and marketing costs, associations, and upgrade and reload transactions. The standard also requires a change in the classification of the provision for loan losses for notes receivable from sold vacation ownership interests as a reduction in revenues as opposed to previously being recorded as an expense.

In accordance with FASB Statement No. 66, as amended by FASB Statement No. 152, the Company recognizes sales when the period of cancellation with refund has expired, receivables are deemed collectible, and the buyer has demonstrated a sufficient level of initial and continuing involvement. For sales that do not qualify for full revenue recognition as the project has progressed beyond the preliminary stages but has not yet reached completion, all revenues and associated direct expenses are initially deferred and recognized in earnings through the percentage-of-completion method.

The Company adopted SOP No. 04-2 on January 1, 2006, and recorded as a cumulative effect of change in accounting principle a charge of $3.8 million, net of $2.4 million of tax benefit, in its 2006 consolidated statement of income. The charge taken consisted of deferring revenues of $12.5 million and expenses of $6.4 million related to sales of vacation ownership interests that were not qualified to be recognized as sales, as of January 1, 2006, under the provisions of SOP No. 04-2. During 2006, the sales that were deferred on January 1, 2006, did reach the recognition criteria of SOP No. 04-2, and were, therefore, recorded as part of consolidated revenues and expenses.

FASB Statement No. 157, Fair Value Measurements, issued by the FASB in September 2006, provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosure requirements about fair value measurements. This statement was originally effective for fiscal years beginning after November 15, 2007. On January 1, 2008, the Company adopted FASB Statement No. 157. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP No. FAS 157-2”) which defers the adoption of FASB Statement No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. Consistent with the deferral provisions of FSP No. FAS 157-2, the Company has not applied the provisions of FASB Statement No. 157 to nonfinancial assets and nonfinancial liabilities recognized in the financial statements on a nonrecurring basis. Additionally, the Company does not expect the adoption of FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities to materially impact the consolidated financial results of the Company. FASB Statement No. 157 was adopted on January 1, 2008 for financial assets and liabilities and did not impact the financial results of the Company for the year ended December 31, 2008. Please see Note 4 for disclosures regarding the adoption of FASB Statement No. 157.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3” or “the FSP”). The FSP provides clarification on how an entity should apply the principles of FASB Statement

No. 157 in a market that is not active. FSP FAS 157-3 was effective upon issuance. The Company applied the guidance in the FSP on an as needed basis to measure the fair value of financial assets and liabilities.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which provides entities the option to elect to carry most financial assets and liabilities at fair value with changes in fair value recorded in earnings. FASB Statement No. 159 was effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. On January 1, 2008, the Company adopted FASB Statement No. 159 and determined that it will not elect the fair value option for any of its financial assets and liabilities that existed as of the date of adoption.

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4 (“FSP FAS 133-1 and FIN 45-4”), Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. While FSP FAS 133-1 is not applicable for the Company, FSP FIN 45-4 does apply. FSP FIN 45-4 requires the Company to disclose the current status of its performance risk under guarantees that are within the scope of FASB Interpretation No. 45. FSP FIN 45-4 was effective for annual and interim reporting periods ending after November 15, 2008. The Company adopted the FSP FIN 45-4 as of December 31, 2008. See Note 14 for a discussion of the Company’s guarantees.

In December 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, Disclosure by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“the FSP”). The FSP requires a company to disclose information regarding its involvement with variable interest entities. The FSP was effective for the first reporting period ending after December 15, 2008. The Company adopted the FSP as of December 31, 2008 and has included the additional disclosures in the Hyatt Gold Passport Fund description above.

In November 2006, the Emerging Issues Task Force (“EITF”) of FASB reached a consensus on EITF Issue No. 06-8, Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums (“EITF 06-8”). EITF 06-8 will require condominium sales to meet the continuing investment criterion in FASB Statement No. 66 in order to recognize profit under the percentage-of-completion method. EITF 06-8 is effective for annual reporting periods beginning after March 15, 2007. The Company adopted EITF 06-8 on January 1, 2008 with no impact on its consolidated financial statements.

In December 2007, the FASB ratified EITF Abstract Issue No. 07-06, Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 When the Agreement Includes a Buy-Sell Clause. EITF 07-06 addresses whether a buy-sell clause represents a form of continuing involvement that precludes profit recognition under FASB Statement No. 66. EITF 07-06 is effective for agreements entered into during fiscal years beginning after December 15, 2007. The Company adopted EITF 07-06 on January 1, 2008 with no impact on its consolidated financial results.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. FASB Statement No. 160 amends the accounting and reporting requirements for minority interests in Accounting Research Bulletin No. 51, Consolidated Financial Statements. FASB Statement No. 160 requires that minority interests be labeled non-controlling interests and recorded as a component of equity. We have adopted FASB Statement No. 160, which defines a noncontrolling interest in a subsidiary as “the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent” and requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet. FAS 160 also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. As a result of the adoption of this standard, the following retroactive adjustments were made: the December 31, 2008 and 2007 noncontrolling interest balance of $28 million and $35 million, respectively, previously presented as $28 million and $35 million of minority interest, has been presented as part of equity. Additionally, noncontrolling interest has been presented in the consolidated statements of income as an adjustment to net income to arrive at net income attributable to Hyatt Hotel Corporation.

Future Adoption of Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141R (revised 2007), Business Combinations, which revises how entities will account for acquisitions. The more significant changes are the (1) expanded definitions of a business and business combination, (2) increased use of fair value, (3) expensing of acquisition costs, and (4) expanded financial statement disclosures. FASB Statement No. 141R is to be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt FASB Statement No. 141R effective January 1, 2009 and apply the provisions of the standard to all subsequent business combinations.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133 (“FASB Statement No. 161”). FASB Statement No. 161 requires companies to enhance the transparency of their disclosures by addressing (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FASB Statement No. 161 on January 1, 2009 is not expected to have a material impact on the consolidated financial statements of the Company.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that the Company should consider when developing renewal or extension assumptions used in the determination of useful lives of intangible assets recognized under FASB Statement No. 142. These assumptions should be consistent with the expected cash flow method used to measure the fair value of the intangible asset. FSP FAS 142-3 is applicable prospectively to intangible assets acquired after January 1, 2009. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on its consolidated financial results.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FASB Statement No. 162”). The new standard provides a framework for selecting the appropriate accounting literature used in preparing nongovernmental financial statements in accordance with GAAP. The Company does not expect the adoption of FASB Statement No. 162 to have a material impact on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). EITF 08-6 addresses how certain guidance in FASB Statement No. 141R and FASB Statement No. 160 might impact the accounting for equity method investments. EITF 08-6 is effective prospectively for new investments acquired in fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on its consolidated financial results.

3.	INVESTMENTS

We have investments that are recorded under both the equity and cost methods. Those investments categorized as hospitality ventures are recorded under the equity method. These investments are considered to be an integral part of our business and are strategically and operationally important to our overall results. Our equity and cost method investment balances recorded at December 31, 2008 and 2007 are as follows:

	2008	2007
Equity method investments	$191.2	$185.4
Cost method investments	12.4	138.7

Total investments	$203.6	$324.1

Income from equity method investments included in our consolidated statements of income for the years ended December 31, 2008, 2007, and 2006, were $13.7 million, $11.1 million, and $12.6 million, respectively. Income from cost method investments included in our consolidated statements of income for the years ended December 31, 2008, 2007, and 2006, were $64.1 million, $86.8 million, and $72.0 million, respectively, and are included in other income, net.

The carrying value and ownership percentages of our unconsolidated investments in certain hotel and timeshare properties accounted for under the equity method as of December 31 are as follows:

		As of December 31, 2008 and 2007
	Ownership Interests	Our Investment	Our Investment
Juniper Hotels Private Ltd	50.0%	$37.0	$36.4
Hedreen Hotel Two, LLC	50.0%	21.4	20.6
Nuevo Plaza Hotel Mendoza Limited	50.0%	17.7	16.2
Hedreen Hotel, LLC	50.0%	17.1	16.9
Sao Paulo Investment Co.	50.0%	11.5	11.8
Pelican Landing Golf Resort Ventures, LP	49.0%	10.6	10.8
Bear Creek DFW Associates, LTD	50.0%	9.4	11.3
East West Resort Development XII, LP, LLLP	41.4%	8.9	13.1
Grand Aspen Holdings, LLC & Top of Mill Investors, LLC	25.8%	8.5	12.1
Cal Harbor South Pier Urban Renewal Associates, LP	50.0%	8.2	11.6
Other		40.9	24.6

Total		$191.2	$185.4

In 2007, the Company entered into contract negotiations for the purchase of an equity interest in a hospitality venture, which would ultimately acquire a hotel property in Waikiki, Hawaii. The Company placed a nonrefundable deposit of $8.9 million to secure the purchase of the property. In addition, the Company incurred $2.6 million of transaction costs. Due to uncertainty surrounding the transaction, the Company reserved the full amount of the deposit and expensed the transaction costs. The charges related to this equity method investment were included in equity earnings from unconsolidated hospitality ventures during the year ended December 31, 2007. In July 2008, the Company executed a restructuring transaction and purchased a 9.99% equity interest in the hospitality venture for $7.4 million. At that time, the hospitality venture acquired the hotel property in Hawaii. The hotel acquisition was financed from the equity interests in the hospitality venture, as well as a loan from the Company for $277.5 million, which has been recorded as a note receivable (see Note 6) on our consolidated balance sheets. The note matures July 2010 and earns interest at a 30-day London InterBank Offered Rate (“LIBOR”) plus 3.75%. As a result of the transactions in July 2008, the Company reversed the previously recorded reserve on the deposit and received reimbursement of the aforementioned transaction costs.

In December 2008, we reviewed our timeshare projects held through equity method investments for potential impairment. This review was prompted by the current economic downturn, the related tightening of mortgage financing availability, and the resulting decrease in the pace of sales contracts written for our timeshare projects. We estimated the current fair value of these investments based on discounted future cash flow projections, which reflected decreases in annual sales pace and/or price. Based on the resulting fair value estimates, we recorded impairment charges for three equity method investments of $19.1 million in 2008. These impairment charges are included in equity earnings from unconsolidated hospitality ventures.

In 2006, we recorded an impairment charge of $10.0 million related to our equity method investment in a hospitality venture in connection with a hotel property in South America. This impairment charge was the result of operating cash flows that were anticipated to be insufficient to service debt and the impairment charge is included in equity earnings from unconsolidated hospitality ventures.

During 2008, 2007, and 2006, we recorded $61.8 million, $5.5 million and $12.3 million, respectively, of preferred returns, which are included in other income, net in our consolidated statements of income, related to distributions from three privately held investment entities, which invest in life science technology companies and are managed by an affiliate. On January 24, 2008, the Company received distributions of $183.8 million from these investments, representing all of the preferred returns and return of capital of $122.0 million. At December 31, 2008 and 2007, we had an interest in unpaid preferred returns of $0 and $52.6 million, respectively, related to these cost method investments.

In 2008, 2007, and 2006, the Company recognized as income total distributions of $1.6 million, $62.4 million, and $0.7 million, respectively, from its investment in funds that owned Extended Stay America and the Homestead Studio Suites, primarily as a result of the sale of those businesses. Our investment was accounted for under the cost method, and these distributions are included in other income, net in our consolidated statements of income.

We have interests in certain real estate partnership investments from which we received distributions of $0.2 million, $13.6 million and $40.0 million during 2008, 2007 and 2006, respectively, which are included in other income, net.

4.	FAIR VALUE MEASUREMENT

As discussed in Note 2, we adopted FASB Statement No. 157, as amended by FSP 157-2, on January 1, 2008. Consistent with the deferral in FSP 157-2, the Company has not applied FASB Statement No. 157 to nonfinancial assets and liabilities that are recorded on a nonrecurring basis. Such assets and liabilities include those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, and nonfinancial long-lived asset impairment assessments as well as those initially measured at fair value in a business combination.

When determining fair value, FASB Statement No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. FASB Statement No. 157 establishes a valuation hierarchy for prioritizing the inputs and the hierarchy places greater emphasis on the use of observable market inputs and less emphasis on unobservable inputs. The three levels of the hierarchy are as follows:

Level One—Values based on unadjusted quoted prices in active markets for identical assets and liabilities.

Level Two—Values based on quoted market prices for similar assets and liabilities in active markets, quoted prices in inactive markets for identical assets and liabilities, and inputs other than quoted market prices that are observable for the asset or liability.

Level Three—Values based on inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. Valuation techniques could include the use of discounted cash flow models and similar techniques. The Company does not currently have any instruments with fair value determined using level three inputs.

We have various financial instruments that must be measured under the new fair value standard including certain marketable securities and derivatives instruments. We currently do not have non-financial assets or non-financial liabilities that are required to be measured at fair value on a recurring basis.

We utilize the market approach for valuing our financial instruments. According to FASB Statement No. 157, the market approach “utilizes prices and information generated by market transactions involving identical or similar assets and liabilities.” In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy. Our financial assets and liabilities are measured using inputs from level one and two of the fair value hierarchy.

As of December 31, 2008, the Company had the following financial assets and liabilities measured at fair value on a recurring basis:

	2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Marketable securities included in other current and long-term assets	$443.9	$178.1	$265.8
Interest bearing money market funds recorded in cash and cash equivalents	156.8	156.8	—
Derivative instruments	(19.5)	—	(19.5)

Our portfolio of marketable securities consists of various types of U.S. Treasury securities, mutual funds, common stock, preferred stock, and fixed income securities, including government and corporate bonds. The fair value of our mutual funds were classified as level one as they trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. The remaining securities were classified as level two due to the use and weighting of multiple market inputs being considered in the final price of the security. Market inputs include quoted market prices from active markets for identical securities, quoted market prices for identical securities in inactive markets, and quoted market prices in active and inactive markets for similar securities. See Note 8 for further details on our marketable securities.

We invest a portion of our cash balance into short-term interest bearing money market funds that have a maturity of less than ninety days. Consequently, the balances are recorded in cash and cash equivalents. The funds are held with open-ended registered investment companies and the fair value of the funds are classified as level one as we are able to obtain market available pricing information on an ongoing basis.

Our derivative instruments are foreign currency exchange rate instruments and interest rate swaps. The instruments are valued using factors such as interest rates and yield curves, which represent market observable inputs and are generally classified as level two. See Note 19 for further details on our derivative instruments.

5.	PROPERTY AND EQUIPMENT

Property and equipment at cost as of December 31, 2008 and 2007, consist of the following:

	2008	2007
Land	$559.5	$561.6
Buildings	3,158.1	3,111.3
Leasehold improvements	234.4	246.4
Furniture, equipment and computers	1,057.1	1,083.7
Construction in progress	201.8	136.7

	5,210.9	5,139.7
Less accumulated depreciation	1,715.6	1,621.6

Total	$3,495.3	$3,518.1

Depreciation expense from continuing operations was $233.2 million, $201.3 million, and $181.8 million, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest capitalized as a cost of property and equipment totaled $16.0, $15.0 and $4.7 for the years ended December 31, 2008, 2007, and 2006, respectively, and is recorded net in interest expense. The net book value of capital leased assets at December 31, 2008 and 2007, is $242.2 million and $255.3 million, respectively, which is net of accumulated depreciation of $17.0 million and $7.6 million, respectively.

6.	NOTES RECEIVABLE

Notes receivable at December 31, 2008 and 2007, is as follows:

	2008	2007
Senior loan receivable to provide acquisition financing to a hospitality venture investment in Hawaii, interest set at 30-day LIBOR + 3.75% due monthly, principal matures July 2010 (see below)	$277.5	$—
Mortgages receivable from individuals participating in timeshare investment activities at various interest rates with varying payments through 2018 (see below)	82.8	82.7
Mortgage receivables from franchisees, interest rates between 6.9% and 8.0%, due 2011 and 2012 (see below)	46.4	44.3
Note receivable to fund construction of a hotel property in Las Vegas, 10% interest, principal and interest payable as per agreement; amounts fully reserved in 2007 and written off in 2008 (see below)	—	60.5
Loan receivable from affiliated hotel company in Maryland, 9% interest due monthly based on available net revenues, matures November 2029	5.1	7.7
Note receivable from a third-party guarantor related to the operations of an Australian hotel, 6.52% interest, principal and interest payable as per agreement; amount fully reserved	12.5	16.4
Note receivable from third-party owned hotel in Poland, 6.82% effective interest, due quarterly, matures 2018; amounts fully reserved	10.0	8.5
Loan receivable from a hotel in Buenos Aires, 6% interest due annually, matures October 2016	5.4	6.3
Subscription receivable due annually through settlement in September 2011 (see Note 13)	14.2	18.5
Other	25.0	41.0

	478.9	285.9
Less allowance for losses	53.9	109.1
Less current portion included in receivables	15.0	16.7

Total	$410.0	$160.1

Senior Loan Receivable—On July 16, 2008, the Company provided financing to a subsidiary of W2007 Waikiki Holdings, LLC (W2007). W2007 is an unconsolidated hospitality venture, which is accounted for under the equity method (see Note 3), and was formed to acquire ownership of a hotel property in Hawaii. The loan is collateralized by the hotel property and there is a recorded mortgage consent by the ground lessors. The loan has a stated maturity date of 2010 with three, one-year options to extend through 2013.

Timeshare Mortgages Receivable—These receivables reflect the amounts due from our financing of timeshare interval sales. We carry mortgages receivable at amortized cost in current and long-term receivables. We recognize interest income as earned and provide an allowance for cancellations and defaults. As of December 31, 2008 and 2007, the allowance for such timeshare mortgages was $15.5 million and $10.8 million, respectively. As of December 31, 2008, the weighted-average interest rate on timeshare mortgages receivable was 14.21%. The adequacy of the allowance is determined by management through the analysis of several factors, such as current economic conditions and industry trends, defaults, past due aging, and historical write-offs of mortgages and contracts receivable. The allowance is maintained at a level believed adequate by management based on a periodic analysis of the mortgage portfolio.

Mortgages receivable held by the Company as of December 31, 2008, are scheduled to mature as follows:

Years Ending December 31	Amount
2009	$8.7
2010	9.2
2011	8.3
2012	9.0
2013	9.8
Thereafter	37.8

Total mortgages receivable	82.8
Less allowance	15.5

Net mortgages receivable	$67.3

Mortgages Receivable from Franchisees—These receivables reflect financing provided to certain franchisees for the renovations and conversion of certain franchised hotels. As of December 31, 2008, five mortgages have been provided to franchisees with a total loan commitment of $47.3 million, of which $46.4 million has been funded. These mortgage receivables are collateralized by the underlying properties and all loans accrue interest at fixed rates ranging between 6.9% to 8.0%.

Mortgages receivable held by the Company as of December 31, 2008, are scheduled to mature as follows:

Years Ending December 31	Amount
2009	$0.5
2010	1.3
2011	28.4
2012	16.2
2013	—
Thereafter	—

Total mortgages receivable	46.4
Less allowance	—

Net mortgages receivable	$46.4

Development Loan for Las Vegas Hotel Property—On December 30, 2005, the Company provided a $50.0 million mezzanine loan (“Mezzanine Loan”) to Cosmo Mezz Borrower One LLC (“Cosmo”) in connection with the development of a hotel in Las Vegas. During December 2007, the entity that owned the hotel property defaulted on bank loans, which triggered a default on the Mezzanine Loan. Based on our assessment of the potential outcome, the Company recorded an allowance for the principal and interest receivable of $60.5 million, which was recorded in asset impairments in the consolidated statements of income for the year ended December 31, 2007. In the fourth quarter of 2008, the loan was fully written off.

Fair Value—In accordance with FASB Statement No. 107, the Company estimated the fair value of notes receivable using the measurement guidance in FASB Statement No. 157. The fair value of notes receivable approximated $413.0 million and $286.0 million as of December 31, 2008 and 2007, respectively. We estimated the fair value of notes receivables using discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate interest and discount rates. Fluctuations in these assumptions will result in different estimates of fair value.

7.	GOODWILL AND INTANGIBLE ASSETS

We review the carrying value of all our goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, by comparing the carrying value of our reporting units to their fair values in the two-step process. We define a reporting unit at the individual property or business level. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value in step one, we utilize internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we utilize various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-term planning process. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we must determine our implied fair value of goodwill to measure if any impairment charge is necessary. The determination of our implied fair value requires the allocation of the reporting unit’s estimated fair value to the individual assets and liabilities of the reporting unit as if we had completed a business combination. We perform the allocation based on our knowledge of the reporting unit, the market in which they operate, and our overall knowledge of the hospitality industry.

During the fourth quarter of 2008, the Company performed its annual impairment review of goodwill. This review resulted in an impairment charge of $86.0 million related to the owned and leased hotel segment and is included in asset impairments in our consolidated statements of income. This impairment charge was related to management’s review of the Great Eastern Hotel Holding Company’s British Pounds 52.8 million ($78.5 million) of goodwill and one other hotel, which determined that the forecasted future earnings and cash flows of these hotels no longer supported the carrying value of goodwill because of forecasted deterioration in revenues from these hotels.

The following is a summary of changes in the carrying amount of goodwill for the year ended December 31, 2008:

	Balance at January 1, 2007	Goodwill acquired during 2007	Foreign Exchange and Other (*)	Balance at December 31, 2007	Goodwill impaired during 2008	Foreign Exchange and Other (*)	Balance at December 31, 2008
Owned and Leased Hotels	$90.0	$78.7	$(2.9)	$165.8	$(86.0)	$2.7	$82.5
Management and Franchising – North American	33.1	—	—	33.1	—	—	33.1
Management and Franchising – International	—	—	—	—	—	—	—
Other	4.0	—	—	4.0	—	—	4.0

Total	$127.1	$78.7	$(2.9)	$202.9	$(86.0)	$2.7	$119.6

(*)	Relates to foreign exchange translation adjustments of ($24.7) million and ($2.9) million in 2008 and 2007, respectively, and purchase price allocation adjustments of $27.4 million in 2008 related to the prior year acquisition of Great Eastern Hotel Holding Company.

Definite lived intangible assets primarily include acquired management and franchise contracts, contract acquisition costs, and acquired lease rights. Franchise contracts are amortized on a straight-line basis over their contract terms, which are typically 20 years. Contract acquisition costs are generally amortized on a straight-line basis over the life of the management contracts, which range from approximately 10 to 40 years. Acquired lease rights are amortized on a straight-line basis over the lease term. Definite lived intangibles are tested for impairment whenever indicators of impairment arise. During the years ended December 31, 2008, 2007 and 2006, no impairments were identified with respect to intangible assets with definite lives.

The following is a summary of intangible assets at December 31, 2008 and 2007:

	2008	Weighted Average Useful Lives	2007
Contract acquisition costs	$123.7	20	$116.3
Acquired lease rights	122.1	114	219.1
Franchise intangibles	56.1	22	56.1
Brand intangibles	11.0	7	11.0
Other	3.0	7	1.9

	315.9		404.4
Accumulated amortization	(60.3)		(45.2)

Intangibles, net	$255.6		$359.2

Amortization expense relating to intangible assets for the years ended December 31, 2008, 2007, and 2006, was $15.3 million, $12.1 million, and $12.6 million, respectively.

We estimate amortization expense for the definite lived intangibles for the years 2009 through 2013 to be:

Years Ending December 31
2009	$12.5
2010	12.7
2011	12.7
2012	10.7
2013	10.6

8.	OTHER ASSETS

Other assets primarily consist of marketable securities and deferred financing charges. Marketable securities are primarily held for the Gold Passport Fund (see Note 2) and to fund certain deferred compensation plans (see Note 10).

Marketable Securities—At December 31, 2008 and 2007, total marketable securities carried at fair value and included in the consolidated balance sheets were as follows:

	2008	2007
Marketable securities held by the Gold Passport Fund	$265.8	$256.4
Marketable securities held to fund deferred compensation plans	163.3	184.6
Other marketable securities	14.8	3.4

Total marketable securities	443.9	444.4
Less current portion of marketable securities included in Prepaids and other assets	(28.3)	(16.3)

Marketable securities included in Other assets	$415.6	$428.1

Included in net (losses) gains and interest income from marketable securities held to fund operating programs in the consolidated statements of income are $2.4 million, $4.8 million and $2.3 million of realized and unrealized (losses) gains and interest income related to marketable securities held by the Gold Passport Fund for the years ended December 31, 2008, 2007 and 2006, respectively. Also included in net (losses) gains and interest income from marketable securities held to fund operating programs in the consolidated statements of income are $(38.2) million, $10.1 million, and $10.1 million of realized and unrealized (losses) gains related to marketable securities held to fund deferred compensation plans for the years ended December 31, 2008, 2007, and 2006, respectively. Gains (losses) on other marketable securities of $(37.2) million, $0, and $0 for the years ended December 31, 2008, 2007 and 2006, respectively, are included in other income, net (see Note 2).

9.	DEBT

Debt as of December 31, 2008 and 2007, consists of the following:

	2008	2007
Senior subordinated notes—5.84%, maturing 2013	$600.0	$600.0
9.26% twenty-five year mortgage	60.9	64.9
British pound denominated hotel loans	159.2	219.6
Euro denominated hotel loans	71.8	78.5
Fixed rate mortgages and notes payable – 6.0%—10.07%, collateralized by related land, buildings and improvements, and other related assets, payable in monthly, quarterly and annual principal and interest installments, maturing through 2016	81.6	85.6
Revolving credit facility	30.0	—
Other (various, maturing through 2010)	5.3	16.0

Long-term debt excluding capital lease obligations	1,008.8	1,064.6
Capital lease obligations (see Note 15)	238.6	248.9

Total debt	1,247.4	1,313.5
Less current maturities	38.0	25.9

Total long-term debt, net of current maturities	$1,209.4	$1,287.6

Under existing agreements, contractual maturities of debt as of December 31, 2008, for the next five years and thereafter are as follows:

Within 1 year	$38.0
Between 1 and 2 years	45.1
Between 2 and 3 years	273.7
Between 3 and 4 years	11.2
Between 4 and 5 years	612.1
Thereafter	267.3

Total	$1,247.4

5.84% Senior Subordinated Notes—On August 28, 2007, the Company issued $500.0 million of 5.84% senior subordinated notes due 2013 (“Notes”) to an independent third party, combined with a stock purchase forward agreement (“Subscription Agreement”) that requires the purchaser to acquire a variable number of Hyatt Hotels Corporation common stock (“HHC Common Stock”) at a future date, as defined, for $500.0 million in cash. On October 25, 2007, the Company issued $100.0 million of additional Notes to an independent third party, combined with a Subscription Agreement for $100.0 million in cash. The purchasers’ obligations under the Subscription Agreements are secured by a pledge of the Notes to the Company.

The Notes bear interest at 5.84% and are due on September 1, 2013, unless extended under the Notes Indenture (“Indenture”), and can be remarketed in 2011 under then current market interest rates. Under the terms of the Indenture, at the time that the Notes are remarketed, the Company can extend the maturity date to any date not later than September 1, 2021. The Notes are not prepayable by the Company, except upon the occurrence of certain events, and are due at maturity, which may be extended. See Note 13 for details of this transaction.

9.26% Twenty Five Year Mortgage—On June 1, 2007, the Company acquired the Hyatt Regency San Antonio Riverwalk, which included the assumption of debt with a fair value of $66.6 million at the date of acquisition. The debt has a stated interest rate of 9.26% and a maturity date of 2021. Additionally, the Company may repay the debt at the optional prepayment date of September 11, 2011, without penalty. See Note 17 for details of this transaction.

Hotel Loans in British Pounds (GBP)—On November 30, 2007, the Company purchased the remaining interest in the Great Eastern Hotel Holding Company, which included the assumption of debt (see Note 17 for more details on this transaction). The total balance of debt at December 31, 2008 and 2007 was GBP 110.0 million ($159.2 million and $219.6 million, respectively) and includes a primary loan and a subordinated loan, both maturing on March 13, 2011. The loans are secured by the pledged shares of its wholly owned subsidiary and shareholder loans. The interest rate applicable to the primary loan is calculated at GBP LIBOR, plus 0.9%. The interest rate applicable to the subordinated loan is calculated at GBP LIBOR, plus 4%. As part of the acquisition, the Company also assumed an interest rate swap that converts this variable rate exposure to a fixed rate. The swap contains a floating rate option, which exchanges the variable GBP LIBOR rates on the primary and subordinated notes described in Note 19 for a fixed rate of 4.91%. Therefore, the effective rate is 6.16%. The principal payments of 1% of the loan balance are paid annually beginning in 2009.

Hotel Loans in Euro—On February 28, 2006, the Company purchased the remaining interest in the Park Hyatt Paris Vendome, which included the assumption of debt. The balance of debt at December 31, 2008 and 2007, was euro 50.9 million ($71.8 million) and euro 53.4 million ($78.5 million), respectively, and includes a primary loan and a subordinated loan. The primary loan matures on April 14, 2017, and the interest rate applicable to this loan is calculated at EURIBOR, plus 1.25%.

The subordinated loan matures on November 30, 2011, and the interest rate applicable to this loan is calculated at EURIBOR, plus 0.7%. The effective rate on these loans as of December 31, 2008 is 5.06%.

Revolving Credit Facility—On June 29, 2005, the Company entered into a five-year, $1.0 billion revolving credit facility with a group of banks, which is set to expire on June 29, 2010. The interest rate applicable to borrowings under this facility is calculated at LIBOR plus a margin. The margin varies depending on the Company’s credit rating with the major rating agencies and includes a facility fee, which is charged regardless of the level of borrowings. As of December 31, 2008, the applicable rate for a 30-day borrowing is LIBOR, plus 0.5%, or 0.96%, inclusive of the facility fee. There was an outstanding balance of $30.0 million on this credit facility as of December 31, 2008; there was no outstanding balance as of December 31, 2007. During 2008, the Company had two borrowings under this credit facility, at an average interest rate of 3.02%. At December 31, 2008 and 2007, the Company had entered into various letter of credit agreements for $89.1 million and $82.8 million, respectively, which reduced its available capacity under this revolving credit facility. The available line of credit on our revolving credit facility at December 31, 2008 is $880.9 million.

The Company also has a total of $20.7 million and $21.0 million of letters of credit issued through additional banks as of December 31, 2008 and 2007, respectively.

Certain of the long-term debt and revolving credit agreements contain financial covenants requiring that certain financial measures be met such as maintaining a minimum net worth, not exceeding a maximum ratio of debt to earnings before interest, tax, depreciation and amortization (EBITDA), not falling below a minimum ratio of EBITDA to interest expense, or a maximum loan-to-value ratio. The Company is in compliance with all covenants at December 31, 2008.

Fair Value—The Company estimated the fair value of long-term debt excluding capital lease obligations at approximately $825.0 million and $1,065.0 million as of December 31, 2008 and 2007, respectively. We estimated the fair value of long-term debt using discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate interest and discount rates. Fluctuations in these assumptions will result in different estimates of fair value.

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2008 and 2007, consist of the following:

	2008	2007
Hyatt Gold Passport Fund (Note 2 and 8)	$249.9	$240.1
Deferred Compensation Plans (Note 11)	163.3	184.6
Other accrued income taxes (Note 12)	90.6	131.9
Deferred income taxes (Note 12)	31.0	54.0
Deferred incentive compensation plans (Note 11)	36.3	34.0
Deferred gains on sale of hotel properties	32.3	34.9
Defined benefit plans (Note 11)	15.9	61.1
Other	45.4	53.0

Total	$664.7	$793.6

11.	EMPLOYEE BENEFIT PLANS

The Company sponsors supplemental executive retirement plans consisting of funded and unfunded defined benefit plans for certain executives. Retirement benefits are based primarily on the employees’ salary, as defined, and are payable upon achievement of certain service requirements as defined by the plans.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132R. FASB Statement No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006, consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of FASB Statement No. 87, Employers’ Accounting for Pensions.

On October 31, 2008, the Company merged its foreign funded and domestic unfunded defined benefit plans for active participants into the Company’s deferred compensation plans. The merger was effected by contributing an amount based on the value of each active participant’s benefits based on services rendered to-date. As a result, the Company recorded a net settlement charge of $20.5 million. The expense was recorded to selling, general and administrative expenses for the year ended December 31, 2008.

The following tables show the change in benefit obligation and the change in fair value of plan assets and the impact of the plan merger as of December 31, 2008 and 2007 (the measurement dates), for the unfunded U.S. plan and the funded foreign plan:

	Unfunded U.S. Plan		Funded Foreign Plan
	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation—beginning of year	$35.2	$36.8	$38.1	$37.7
Service cost	0.7	1.2	0.2	0.5
Interest cost	2.3	2.0	1.5	2.1
Actuarial (gains) loss	7.2	(4.2)	17.2	4.0
Settlement payments	(24.3)	—	(36.0)	—
Curtailment (gain)	(3.7)	—	(18.9)	—
Benefits paid	(0.7)	(0.6)	(2.1)	(6.2)

Benefit obligation—end of year	$16.7	$35.2	$—	$38.1

Change in plan assets:
Fair value of plan assets—beginning of year	$—	$—	$10.5	$11.1
Actual return on plan assets	—	—	(0.5)	0.6
Benefits Paid	—	—	(39.9)	(6.2)
Employer contributions	—	—	29.9	5.0

Fair value of plan assets—end of year	$—	$—	$—	$10.5

Funded status at end of year	$(16.7)	$(35.2)	$—	$(27.6)

Accumulated benefit obligation	$16.7	$30.1	$—	$20.0

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, in accordance with FASB Statement No. 158 consist of the following:

	Unfunded U.S. Plan		Funded Foreign Plan
	2008	2007	2008	2007
Accrued current benefit liability	$(0.8)	$(0.7)	$—	$(1.0)
Accrued long-term benefit liability	(15.9)	(34.5)	—	(26.6)

Funded status	$(16.7)	$(35.2)	$—	$(27.6)

Amounts recognized in the accumulated other comprehensive loss at December 31, 2008 and 2007, consist of the following:

	Unfunded U.S. Plan		Funded Foreign Plan
	2008	2007	2008	2007
Unrecognized net losses	$5.0	$2.5	$—	$25.7
Prior service cost	—	0.1	—	—

Amount recognized	$5.0	$2.6	$—	$25.7

The estimated unrecognized net losses and prior service costs that will be amortized into net periodic benefit cost over the next fiscal year are as follows:

	Unfunded U.S. Plan		Funded Foreign Plan
	2008	2007	2008	2007
Unrecognized net losses	$0.2	$0.1	$—	$2.2
Prior service cost	—	—	—	—

Amount unrecognized	$0.2	$0.1	$—	$2.2

The net periodic pension cost for the unfunded U.S. plan and the funded foreign plan for the three years ended December 31, 2008, 2007, and 2006, is as follows:

	Unfunded US Plan			Funded Foreign Plan
	2008	2007	2006	2008	2007	2006
Service cost	$0.7	$1.2	$1.1	$0.2	$0.5	$0.5
Interest cost	2.3	2.0	1.8	1.5	2.1	0.7
Expected return on plan assets	—	—	—	(0.3)	(0.4)	(0.5)
Amortization of transition obligation	—	—	—	—	0.1	0.2
Amortization of prior service cost	0.1	0.1	0.1	—	—	—
Amortization of net loss	0.1	0.4	0.6	1.5	2.8	0.3
Reduction in benefit obligation	—	—	—	—	—	—
Special termination benefits	—	—	6.0	—	—	—

Net periodic pension cost	$3.2	$3.7	$9.6	$2.9	$5.1	$1.2

Settlement losses	$—	$—	$—	$4.7	$—	$—
Curtailment (gain)	(3.7)	—	—	(18.9)	—	—
Settlement loss related to plan merger	4.6	—	—	39.3	—	—

Net pension cost	$4.1	$3.7	$9.6	$28.0	$5.1	$1.2

Other comprehensive loss (gain) loss—net of income tax	$1.5	$(2.8)	$0.4	$(16.3)	$0.6	$13.5

The weighted average assumptions used in the measurement of our benefit obligation as of December 31, 2008 and 2007 (the measurement dates), for the unfunded U.S. plan and the funded foreign plan are as follows:

	Unfunded US Plan		Funded Foreign Plan
	2008	2007	2008	2007
Discount rate	6.25%	6.35%	—	6.10%
Rate of compensation increase	6.25%	6.25%	—	5.00%

The weighted average assumptions used in the measurement of our net cost as of December 31, 2008 and 2007 (the measurement dates), for the unfunded U.S. plan and the funded foreign plan are as follows:

	Unfunded US Plan			Funded Foreign Plan
	2008	2007	2006	2008	2007	2006
Discount rate	6.35%	5.80%	5.60%	—	5.60%	5.50%
Rate of compensation increase	6.25%	6.25%	6.25%	—	5.00%	3.50%
Expected long-term rate of return on plan assets	—	—	—	—	6.10%	6.50%

The Company’s contributions for 2009 are expected to be $0.8 for the unfunded U.S. plan and $0 for the funded foreign plan due to the complete settlement of the outstanding obligation. As of December 31, 2008, the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter, are disclosed below. The expected benefits are estimated based on the same assumptions used to measure our benefit obligation at the end of the year and include benefits attributable to estimated future employee service as follows:

Year Ending December 31	Unfunded US Plan
2009	$0.8
2010	0.8
2011	1.4
2012	1.4
2013	1.4
2014-2018	6.8

Total	$12.6

Defined Contribution Plans—The Company provides retirement benefits to certain qualified employees under the Retirement Saving Plan, the Field Retirement Plan, and other related plans. The Company’s expense related to these retirement plans, which is based on a percentage of qualified employee contributions, amounted to $30.1 million, $28.1 million, and $25.1 million for the years ended December 31, 2008, 2007, and 2006, respectively. A substantial portion of these contributions are included in the other revenues and other costs from managed property lines in the consolidated statements of income as the costs of this program are largely related to employees located at lodging properties managed by the Company and are therefore charged to the property owners. A certain portion of these contributions are funded in rabbi trusts, as described below.

Deferred Compensation Plans—We provide match savings and key management and match savings plans, which are nonqualified plans for certain employees. These plans are funded through contributions to rabbi trusts. Contributions and investment elections are determined by the employees. The Company also provides contributions according to a preapproved formula. For the years ended December 31, 2008, 2007, and 2006, employer contribution expenses for these plans were $4.3 million, $3.9 million, and $4.0 million, respectively. A portion of these expenses relate to hotel property level employees, which are reimbursable to us and are included in the other revenues and costs from managed properties lines in the consolidated statements of income. As of December 31, 2008 and 2007, the plans are fully funded. The assets of the plans are invested in mutual funds, which are recorded in other noncurrent assets in the consolidated balance sheets (see Note 8). The related deferred compensation liability is recorded in other long-term liabilities. All investment earnings and contributions will be paid to the participating employees upon the earlier of either termination of employment or retirement pursuant to a designated payment date.

Deferred Incentive Compensation Plans—The deferred incentive compensation plans consist of funded and unfunded defined contribution plans for certain executives. Benefits are discretionary and are based primarily on achievement of certain operational goals and objectives. Participant benefits vest over time and are payable at either the later of retirement or upon termination of employment at age 55. The expense for these plans for the years ended December 31, 2008, 2007, and 2006, was $4.2 million, $6.3 million, and $5.8 million, respectively.

12.	INCOME TAXES

The Company’s tax provision includes federal, state, and foreign income taxes payable. The domestic and foreign components of income before income taxes for the three years ended December 31 are as follows:

	2008	2007	2006
U.S. income before tax	$198.8	$333.2	$406.9
Foreign income before tax	4.7	141.1	117.4

Income before income taxes	$203.5	$474.3	$524.3

The provision for income taxes from continuing operations for the three years ended December 31 is comprised of the following:

	2008	2007	2006
Current:
Federal	$45.1	$220.7	$149.4
State	7.0	44.3	34.6
Foreign	32.2	43.4	27.1

Total current	84.3	308.4	211.1

Deferred:
Federal	11.2	(85.3)	(11.6)
State	0.4	(11.2)	(6.9)
Foreign	(6.3)	(3.6)	0.8

Total deferred	5.3	(100.1)	(17.7)

Total	$89.6	$208.3	$193.4

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate from continuing operations reported in the financial statements:

	2008	2007	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes—net of federal tax benefit	0.6	4.5	2.8
Foreign and U.S. tax effects attributable to foreign operations	(4.3)	(5.7)	(1.9)
Tax contingencies	0.8	6.4	0.2
Change in valuation allowances	(0.5)	3.6	0.4
Nondeductible asset impairments	13.5	—	—
General business credits	(0.8)	(0.8)	(0.5)
Other	(0.3)	0.9	1.0

Effective income tax rate	44.0%	43.9%	37.0%

The net change in valuation allowance primarily consists of a decrease in valuation allowance related to the settlement of an issue with the Internal Revenue Service (“IRS”) for $13.8 million partially offset by an increase in valuation allowance for foreign net operating losses incurred in 2008 of $9.3 million. The other significant items impacting the tax rate relate to the impairment of goodwill that is not deductible for tax purposes and a tax benefit resulting from a change in estimate from previously filed state returns.

The components of net deferred tax asset from continuing operations at December 31, 2008 and 2007 is comprised of the following:

	2008	2007
Deferred tax assets related to:
Employee benefits	$143.1	$154.3
Foreign and State net operating losses	68.0	57.2
Future deductions pursuant to IRS settlement	25.1	27.3
Allowance for uncollectible assets	27.7	46.9
Nonconsolidated investments	42.9	59.9
Intangibles	23.1	19.3
Interest and State benefits	20.5	16.9
Unrealized investment losses	7.8	—
Other	55.4	48.1
Valuation allowance	(68.9)	(69.9)

Total deferred tax asset	344.7	360.0

Deferred tax liabilities related to:
Installment sales	(21.9)	(19.7)
Property and equipment	(115.6)	(143.9)
Nonconsolidated investments	(29.9)	(28.6)
Prepaid expenses	(8.6)	(10.5)
Unrealized investment gains	—	(3.3)
Other	(23.2)	(32.5)

Total deferred tax liability	(199.2)	(238.5)

Net deferred tax asset	$145.5	$121.5

Recognized as:
Deferred Taxes—Current	$50.6	$24.7
Deferred Taxes—Non-Current	94.9	96.8

Total	$145.5	$121.5

The most significant items impacting the change in deferred taxes relate to the realized loss on a hotel development loan that was previously reserved for book purposes, and the realization of the deferred tax asset related to earnings of unconsolidated non-hospitality ventures. The decrease in deferred tax assets related to those items are approximately $23.6 million and $22.6 million respectively.

The Company provides for deferred taxes under Accounting Principals Board (APB) No. 23 “Accounting for Income Taxes—Special Areas,” for the presumed ultimate repatriation to the United States of America of earnings from all foreign subsidiaries and unconsolidated affiliates.

APB No. 23 allows the Company to overcome the presumption to the extent the earnings are indefinitely reinvested outside the United States of America.

As of December 31, 2008 and 2007 respectively, the Company has determined that undistributed net earnings of $44.4 million and $42.2 million of certain foreign subsidiaries would be indefinitely reinvested in operations outside the U.S. These earnings will provide the Company with the opportunity to continue to expand its operations and growth in foreign locations. The Company’s current intentions meet the indefinite investment criteria of APB No. 23. The Company continues to provide deferred taxes, as required, on the undistributed earnings of foreign subsidiaries and unconsolidated affiliates that are not indefinitely reinvested in the operations outside the U.S.

The Company has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents the Company’s best estimate of the amount of deferred tax assets that will be realized.

As of December 31, 2008, the Company has $68.0 million of state and foreign net operating losses. Some of these operating losses will begin to expire in 2009 and continue through 2028; however, a number of these operating losses have no expiration date and may be carried forward indefinitely. A valuation allowance of $59.9 million has been established for net operating losses, as we believe it is more likely than not that the Company will be unable to utilize these operating loss carry forwards. A valuation allowance has also been established against other foreign assets that are not expected to be realized.

The Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the adoption, the Company provided for a $16.4 million increase in the liability for unrecognized tax benefits. Of this amount, $8.8 million was recorded as an adjustment to the opening balance of retained earnings. Total unrecognized tax benefits as of December 31, 2008 and 2007 were $86.6 million and $86.1 million respectively, of which $62.4 million and $65.0 million respectively, would impact the effective tax rate if recognized. It is reasonably possible that a reduction of up to $50.8 million of unrecognized tax benefits could occur within 12 months resulting from the resolution of audit examinations and the expiration of certain tax statutes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefits–Beginning balance	$86.1	$71.4
Total increases–current period tax positions	2.8	5.1
Total increases–prior period tax positions	13.0	18.2
Settlements	(15.0)	(8.1)
Lapse of statute of limitations	(0.3)	(0.5)

Unrecognized tax benefits–Ending balance	$86.6	$86.1

During 2008, the IRS entered into a settlement agreement with H Group Holding, Inc. (the “Former Parent”) that provided full concession for certain protested benefits related to the taxable years ended January 31, 2002 and 2003. The agreement also included the same benefits reported by Hyatt Corporation, a subsidiary of the Company, and by the Company for taxable years after December 31, 2003. In connection with the resolution of these examinations, we reduced the liability for unrecognized tax benefits by $14.5 million and gross interest expense by $4.9 million.

In accordance with our accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The policy did not change as a result of the adoption of FIN 48. Total gross accrued interest and penalties were $57.7 million and $49.9 million as of December 31, 2008 and 2007 respectively, of which $8.1 million and

$16.0 million was recognized as a component of income tax expense during the year ended December 31, 2008 and 2007 respectively.

The following consolidated federal income tax returns are currently under IRS examination: the Former Parent for the taxable years ended December 31, 2003 and 2004; Hyatt Corporation for the short-period ended December 31, 2004; AIC Holding Co., a subsidiary of the Company, for the taxable years ended December 31, 2003 and 2004 and the Company for the taxable years ended December 31, 2004 and 2005. Federal income tax returns for all subsequent taxable years remain subject to examination by the IRS.

The Company is under audit by various state and foreign tax authorities. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return however, the state impact of any federal changes remains subject to examination by various states for a period generally of up to one year after formal notification to the states. The statute of limitations for the foreign jurisdictions ranges from three to ten years after filing the respective tax return.

The Former Parent, Hyatt Corporation and another related party entered into a Tax Separation Agreement during 2004 in connection with the formation of the Company. As part of the Tax Separation Agreement, Hyatt Corporation agreed to indemnify the Former Parent for all pre-June 30, 2004 taxes attributable to Hyatt Corporation calculated as if it were a separate consolidated group. The Company has unrecognized tax benefits related to the various audits noted above, including those periods covered by the indemnification in the Tax Separation Agreement. The ultimate outcome and related liability for these matters cannot be fully determined at this time, however, the Company believes the payments made in prior years and the unrecognized tax benefits provided are adequate to cover any future liability.

In July 2005 the Company advanced the Former Parent approximately $32 million in connection with the Tax Separation Agreement. The amounts received from the Former Parent in 2006 were less than the original advance, and pursuant to the terms of the Tax Separation Agreement, the Company recorded a $10 million deemed distribution to the Former Parent.

In 2007, the Company paid the Former Parent approximately $16 million for amounts due under the Tax Separation Agreement. As of December 31, 2008 and 2007 amounts due to Former Parent under the Tax Separation Agreement were approximately $4 million.

13.	EQUITY AND COMPREHENSIVE INCOME

Comprehensive Income—Comprehensive income primarily includes our reported earnings, changes in additional minimum pension liability (prior to the adoption of FASB Statement No. 158), changes in unrecognized pension cost (post FASB Statement No. 158 adoption), foreign currency translation and changes in value of the effective portion of cash flow hedges.

The following table summarizes components of accumulated other comprehensive income at December 31, 2008, 2007, and 2006:

	Balance at December 31, 2008	Balance at December 31, 2007	Balance at December 31, 2006
Foreign currency translation adjustments, net of income taxes of $8.1 million, $(4.8) million and $(5.0) million in 2008, 2007 and 2006, respectively	$(54.0)	$13.2	$(2.2)
Unrecognized pension cost including adoption of FAS 158 in 2006, net of income taxes of $2.1 million, $10.5 million and $12.1 million in 2008, 2007 and 2006, respectively	(3.8)	(17.6)	(20.0)
Unrealized loss on hedge activity net of income taxes of $0.7 million in 2008	(1.8)	—	—

Total accumulated other comprehensive income	$(59.6)	$(4.4)	$(22.2)

Treasury Stock—On August 22, 2007, a subsidiary of the Company acquired 12,135,904 shares of Hyatt Hotels Corporation common stock, par value $0.01 per share (HHC Common Stock) from certain subsidiaries of Marmon Holdings, Inc., an affiliate of the Company, for $745.4 million in cash. These shares of HHC Common Stock were substantially purchased with the proceeds from the issuance of a promissory note to a related party (see below). On September 14, 2007 and October 17, 2007, an additional 4,145,437 and 1,628,134 shares, respectively, of HHC Common Stock were acquired from other stockholders for $254.6 million and $100.0 million in cash, respectively. The aggregate 17,909,476 shares of HHC Common Stock purchased had been recorded as treasury stock under the cost method and are included as a separate component of stockholders’ equity. The Company’s board of directors approved the retirement of the treasury stock and during 2008 the Company retired the shares. The book value was allocated to common stock and additional paid-in-capital at the time of retirement.

On August 22, 2007, the Company borrowed $730.0 million, in the form of a promissory note, from a related party. The promissory note was unsecured and had an interest rate of 5.5%, and was due on August 22, 2010. The Company repaid the promissory note in full along with all accrued interest on September 25, 2007.

Senior Subordinated Notes and Stock Purchase Forward agreement—On August 28, 2007, the Company issued $500.0 million of 5.84% senior subordinated notes due 2013 (“Notes”) and a stock purchase forward agreement (“Subscription Agreement”) to an independent third party that requires the purchaser to acquire a variable number of shares, as defined, for a total of $500.0 million in cash. The holder of these Notes also received a seat on the Company’s board of directors. On October 25, 2007, the Company issued $100.0 million of additional Notes and a Subscription Agreement to an independent third party for a total of $100.0 million in cash. The purchasers’ obligations under the Subscription Agreement are secured by a pledge of the Notes to the Company.

The Notes bear interest at 5.84% and are due on September 1, 2013, unless extended under the Notes Indenture (“Indenture”), and can be remarketed in 2011 under then current market interest rates. Under the terms of the Indenture, at the time that the Notes are remarketed, the Company can extend the maturity date to any date not later than September 1, 2021. Immediately prior to the settlement of the purchase of the HHC Common Stock under the Subscription Agreement, the Notes will be remarketed and sold and the interest rate on the Notes reset. The Notes are not prepayable by the Company except upon the occurrence of certain events and are due at maturity, which may be extended.

Under the Subscription Agreement, the purchasers are required to pay to the Company a subscription fee of 0.84% per year of the purchase price through the settlement date, as defined. The fair value of the subscription receivable of $18.2 million was recorded as additional paid-in capital at the date of issuance. The purchase of shares of HHC Common Stock under the Subscription Agreement is mandatory on September 1, 2011 (the “Settlement Date”). The Settlement Date is automatically accelerated upon the occurrence of a qualified public offering or a Board approved change of control, as defined. The purchase of the shares of HHC Common Stock will be settled in cash in exchange for a variable number of HHC Common Stock based upon the fair value per share of HHC Common Stock at the date of settlement.

Preferred Stock—On August 28, 2007, the Company issued 100,000 shares of a newly designated stock (“Convertible Preferred Stock”) for $500.0 million to an independent third party investor. The Convertible Preferred Stock is currently convertible into approximately 8,140,671 shares of HHC Common Stock. The holder of the Convertible Preferred Stock also received a seat on the Company’s board of directors. Conversion is at the option of the holder. The Convertible Preferred Stock participates in dividends and distributions equivalent to the HHC Common Stock on an if-converted basis. In addition, the Convertible Preferred Stock also participates in any liquidation, dissolution, or winding up on an equivalent basis as the HHC Common Stock. The Convertible Preferred Stock is non-voting. The Convertible Preferred Stock may be sold or transferred only in accordance with the terms of the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, the Company has the right but not the obligation to acquire the stock from any selling stockholder. In addition, the holder of the Convertible Preferred Stock can request that the Company register for issuance any of its common stock, subject to certain limitations.

In connection with the purchase of the treasury stock and issuance of the senior notes, forward agreement and preferred stock, the Company incurred a total of $23.7 million in transaction costs. Of the total transaction costs, $6.9 million was recorded as Notes issuance costs included in other long-term assets and is being amortized over the term of the Notes; $12.8 million has been recorded as a prepaid asset included in other long-term assets; $3.0 million was recorded as a reduction in the proceeds related to the issuance of the Convertible Preferred Stock; and $1.0 million was recorded as part of the cost of acquiring treasury stock.

Common Stock—On February 3, 2006, the Company’s board of directors declared a stock dividend of 1,998.9 shares of common stock for each issued and outstanding share of common stock, which was paid on February 14, 2006. The effect of this stock dividend was reflected as if it occurred at the beginning of the earliest year presented. At December 31, 2008, the Company had a total of 119,830,381 common shares outstanding.

14.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, we enter into various commitments, guarantees, surety bonds, and letter of credit agreements, which are discussed below:

Guarantees and Commitments—As of December 31, 2008, we are committed, under certain conditions, to loan or invest up to $47.9 million in various business ventures.

Certain of our hotel lease or management agreements contain performance test clauses that stipulate certain minimum levels of operating performance. While the amount of shortfall from the stipulated performance to the actual amount is not limited, we are not obligated to fund such shortfalls. We have recorded in accrued liabilities $0.2 million as of December 31, 2008 related to these performance standards based on future expected fundings. In addition, we have one management agreement where we are required to make payments based on specified thresholds. The remaining maximum potential payments related to this agreement are $38 million through 2030.

We have entered into various loan, lease, completion, and repayment guarantees related to investments held in hotel operations. Under certain of these agreements, the maximum exposure as of December 31, 2008, is $10.5 million. There was no accrual recorded as of December 31, 2008, related to these guarantees as the likelihood of performance under these guarantees is determined to be remote.

In connection with a Canadian property, a subsidiary of the Company guaranteed the payment of certain Canadian tax liabilities to the former owner, a related party, to the extent these become payable under the contract. The tax liability has been deferred until any one of a number of events, as defined in the contract, causes the liability to become payable. The potential future liability under this guarantee as of December 31, 2008, is 6.8 million Canadian Dollars ($5.6 million). There was no liability recorded as of December 31, 2008, related to this guarantee as the likelihood of performance was deemed to be remote.

Surety Bonds—Surety bonds issued on behalf of the Company totaled $22.3 million at December 31, 2008, and primarily relate to workers’ compensation, taxes, licenses, and utilities related to our lodging operations.

Letters of Credit—Letters of credit outstanding on the Company’s behalf as of December 31, 2008, totaled $109.8 million, the majority of which relate to the ongoing operations of the Company. Of the $109.8 million letters of credit outstanding, $89.1 million reduces the available capacity under the revolving credit facility (see Note 9).

Capital Expenditures—As part of our ongoing business operations, significant expenditures are required to complete renovation projects that have been approved.

In December 2006, a contract was signed to acquire a business jet for a total acquisition price of $42.0 million with a scheduled delivery date of June 30, 2009. The contract contained certain provisions that allowed us to exit the contract and receive a full refund of payments made. A total amount of $6.7 million had been paid as of October 31, 2008, which was capitalized and included in long-term assets. The contract was terminated in and full refund of payments plus interest was received in October 2008.

Other—The Company acts as general partner in various partnerships owning hotel facilities that are subject to mortgage indebtedness. These mortgage agreements generally limit the lender’s recourse to security interests in assets financed and/or other assets of the partnership and/or the general partner(s) thereof.

The Company is subject from time to time to various claims and contingencies related to lawsuits, taxes, and environmental matters, as well as commitments under contractual obligations. Many of these claims are covered under the current insurance programs, subject to deductibles. The Company recognizes a liability associated with commitments and contingencies when a loss is probable and reasonably estimable. Although the ultimate liability for these matters cannot be determined at this point, based on information currently available, the Company does not expect that the ultimate resolution of such claims and litigation will have a material adverse effect on its consolidated financial statements.

15.	LEASES

We lease hotels and equipment under a combination of capital and operating leases, which generally require us to pay taxes, maintenance, and insurance. Most of the leases contain renewal options, which enable us to retain use of the facilities in desirable operating areas.

The operating leases for the majority of our leased hotels call for the calculation of rental payments to be based on a percentage of the operating profit of the hotel, as defined by contract. As a result, future lease payments related to these leases are contingent upon operating results and are not included in the table below.

The future minimum lease payments due in each of the next five years and thereafter at December 31, 2008, are as follows:

Years Ending December 31	Operating Leases	Capital Leases
2009	$29.6	$37.1
2010	28.4	15.8
2011	26.5	15.8
2012	25.0	15.9
2013	23.9	15.7
Thereafter	283.4	215.5

Total minimum lease payments	$416.8	$315.8

Less amount representing interest		77.2

Present value of minimum lease payments		$238.6

Hyatt Regency Grand Cypress—On April 9, 2007, the Company signed a 30-year lease agreement with the owners of the Hyatt Regency Grand Cypress to lease the hotel, including the land, as well as a parcel of land adjacent to the hotel. This lease agreement includes an option, at the Company’s discretion, to purchase the hotel, including the land, and the adjacent parcel of land for $200.0 million in the eighth lease year, or in the tenth lease year for $220.0 million or in the fifteenth lease year for $255.0 million. Separately, the lease agreement includes an option, at the Company’s discretion, to purchase the land adjacent to the hotel for $10.0 million at any time through the fifteenth lease year, which would reduce the option price of the hotel and land accordingly. On August 28, 2007, the Company exercised this option and purchased the adjacent land. This lease qualifies as a capital lease under FASB Statement No. 13, and, accordingly, the operating results of the hotel have been consolidated by the Company as of April 9, 2007. The leased assets are included in property and equipment, net, in the amount of $227.1 million. The lease agreement includes a commitment to spend $30.0 million on improvements to the property within the first five years. Total minimum lease payments were calculated over the seven years of the lease term assuming that the Company will exercise the option to purchase the hotel and land in the eighth lease year and $30.0 million of improvements will be spent within the first five years of the lease agreement. The Company is responsible for all operating costs related to the property, including insurance, maintenance, and taxes.

Hyatt Center—We lease our corporate office space at the Hyatt Center in Chicago, Illinois, from a related party. Under our master lease for Hyatt Center, we have entered into sublease agreements with certain related parties. The total minimum rentals to be received in the future under these noncancelable operating subleases as of December 31, 2008, are $45.5 million through 2020.

A summary of rent expense from continuing operations for all operating leases is as follows:

	2008	2007	2006
Minimum rentals	$22.4	$22.3	$17.9
Contingent rentals	56.2	45.1	65.1

Total	$78.6	$67.4	$83.0

The Company leases retail space at its owned hotel locations under operating leases. The future minimum lease receipts scheduled to be received in each of the next five years and thereafter at December 31, 2008, are as follows:

Years Ending December 31	Amount
2009	$22.8
2010	21.7
2011	20.8
2012	19.9
2013	19.3
Thereafter	50.5

Total minimum lease receipts	$155.0

16.	STOCK-BASED COMPENSATION

As part of the Company’s long-term incentive plan, the Company awards Stock Appreciation Rights (“SARs”) and Restricted Stock Units (“RSUs”) to certain executives.

Stock Appreciation Rights—Each vested SAR gives the holder the right to the difference between the value of a Hyatt Hotels Corporation common share at the exercise date and the value of a common share at the grant date. Vested SARs can be exercised annually, over their life, during the “exercise window” period as determined by the plan. The plan requires settlement in Hyatt Hotels Corporation common shares. The Company is accounting for these SARs as equity instruments, per the provisions of FASB Statement No. 123R, Share-Based Payments. The Company recognized $8.0 million, $6.8 million, and $0.7 million of total compensation expense for SARs in 2008, 2007, and 2006, respectively. The income tax benefit was $2.6 million, $2.4 million, and $0.2 million in 2008, 2007, and 2006, respectively.

In October 2006, the Company granted 584,375 SARs, resulting in $2.3 million, $2.8 million and $0.7 million of compensation expense in 2008, 2007, and 2006, respectively. With the exception of one award, the terms of all SARs granted in October were identical in all respects. The only difference between the group of identical awards (“Group A awards”) and the exception award (“Group B award”) relates to the timing of the vesting of the SARs. The Group A awards of 515,625 SARs vest over a four-year service period, with 25% of these SARs vesting in October of each year beginning in October 2007. The Group B award of 68,750 SARs vests 0% in 2007, 33.3% in October 2008, 33.3% in October 2009, and 33.3% in October 2010. Each of these SARs has a 10-year life, expiring in October 2016.

In July and November 2007, the Company granted 740,000 and 16,500 SARs, respectively. Associated with those grants, the Company recorded $4.5 million and $4.0 million of compensation expense in 2008 and 2007. With the exception of one award, the terms of all the SARs granted in July were identical in all respects. The only difference between Group A and Group B relates to the timing of the vesting of the SARs. The Group A award of 425,000 vests over a four-year service period, with 25% of these SARs vesting in December of each year beginning in December 2007. The Group B award of 315,000 vests over a four-year service period, with 25% of these SARs vesting in March of each year beginning in March 2008. Group C was granted in November 2007 and vests over a four-year service period, with 25% of these SARs vesting in August of each year beginning in August 2008. Each of these SARs has a 10-year contractual term, expiring in 2017.

In May 2008, the Company granted 284,637 SARs. Associated with that grant, the Company recorded $1.2 million of compensation expense in 2008. The 2008 SAR awards are all identical and vest over a four-year service period, with 25% of these SARs vesting in April of each year beginning in April 2009. Each of these SARs has a 10-year contractual term, expiring in 2018.

The weighted average grant date fair value for the awards granted in 2008, 2007, and 2006 was $26.00, $24.38, and $19.04, respectively.

The fair value of each SAR was estimated based on the date of grant using the Black-Scholes-Merton option-valuation model with the following assumptions:

	2006 Group A	2006 Group B	2007 Group A	2007 Group B	2007 Group C	2008 Group A
Exercise Price	$49.90	$49.90	$62.80	$62.80	$61.42	$58.18
Expected Life in Years	6.25	6.5	5.983	6.124	6.116	6.208
Risk-free Interest Rate	4.65%	4.65%	4.92%	4.92%	3.94%	3.36%
Expected Volatility	27.50%	27.50%	28.50%	28.50%	38.00%	40.00%
Annual Dividend Yield	0%	0%	0%	0%	0%	0%

The Company used an estimated forfeiture rate of 0% because only a small group of executives received these grants and the Company has limited historical data on which to base these estimates. At December 31, 2008, the Company had $17.3 million of unearned compensation expense associated with SARs that will be earned over the next four years. The Company records the compensation expense earned for SARs on a straight-line basis from the date of grant. The exercise price of these SARs was the fair value of the Company’s common stock at the grant date, based on a valuation of the Company. The expected life was estimated based on the midpoint between the vesting period and the contractual life of each SAR, per guidance from the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 and No. 110. The risk-free interest rate was based on U.S. Treasury instruments with similar expected life. The expected volatility was estimated using the average implied volatility of exchange-traded options of the Company’s major publicly traded competitors.

A summary of SAR activity as of December 31, 2008, and changes during 2008 are presented below:

	SAR Units	Weighted Average Exercise Price (in whole dollars)	Weighted Average Contractual Term
Outstanding at December 31, 2007:	1,340,875	$57.16	9.19
Granted	284,638	58.18	9.34
Exercised	—	—	—
Forfeited or canceled	(244,771)	53.70	8.08

Outstanding at December 31, 2008:	1,380,742	57.98	8.44
Exercisable as of December 31, 2008:	518,167	$57.08	8.18
Expected to vest as of December 31, 2008:	862,576	$58.54	8.60

In May 2008, an award was modified and, in May and December 2008, other awards were forfeited. As is consistent with the guidance in FASB Statement No. 123R, the Company reversed compensation expense associated with unvested, forfeited awards. For the year-ended December 31, 2008, the Company recognized net additional compensation expense of $0.3 million and recorded a liability for $0.7 million for the future cash settlement of the modified awards. The additional compensation expense is reflected in the 2008 expense recorded for the 2007 and 2006 SARs awards discussed above. The liability was reversed as a credit to equity as of December 31, 2008 as a cash payment for the settlement of the awards was determined to be remote.

Restricted Stock Units—The Company recognized $4.1 million, $2.2 million, and $0.1 million of total compensation expense for RSUs in 2008, 2007, and 2006, respectively. The income tax benefit was $1.3 million, $0.8 million, and $0 in 2008, 2007, and 2006, respectively.

Each vested RSU will be settled with a single share of Hyatt Hotels Corporation common stock. The value of the RSUs was based on a valuation of the Company’s common stock.

Grant Date	RSUs	Value	Total Value	Vesting Period
December 2006	105,000	$62.80	$6.6	3 years
May 2008	206,007	$58.18	$12.0	4 years
September 2008	20,335	$58.18	$1.2	4 years & 10 years

In December 2008, 14,147 RSUs from the May grant were forfeited. As is consistent with the guidance in FASB Statement No. 123R, the Company reversed compensation expense associated with the unvested, forfeited awards.

The Company records compensation expense earned for RSUs on a straight-line basis from the date of grant.

A summary of the status of the non-vested restricted stock unit awards outstanding under the plan as of December 31, 2008 is presented below:

	Restricted Stock Units	Weighted Average Grant Date Fair Value (in whole dollars)
Nonvested at December 31, 2007:	70,000	$62.80
Granted	226,342	58.18
Vested	(36,250)	62.64
Forfeited or canceled	(14,147)	58.18

Nonvested at December 31, 2008:	245,945	$58.84

The Company’s total unearned compensation for its stock-based compensation programs as of December 31, 2008 was $17.3 million for SARs and $12.6 million for RSUs, which will be recorded to compensation expense over the next ten years as follows:

	2009	2010	2011	2012	2013 +	Total
SARs	$7.7	$7.1	$2.1	$0.4	$—	$17.3
RSUs	5.2	3.1	3.1	0.9	0.3	12.6

Total	$12.9	$10.2	$5.2	$1.3	$0.3	$29.9

Director Deferred Compensation Plan—In July 2007, the Company adopted the Deferred Compensation Plan for its board of directors. Under the plan provisions, a director may elect to defer portions of the annual compensation package to be paid at a date in the future. The annual compensation package is comprised of fees paid in cash and stock. The plan is being accounted for under the provisions of FASB Statement 123R and other applicable guidance. As of December 31, 2008 and 2007, the Company has recorded a liability for $0.9 million and $0.9 million, respectively, associated with the stock-based portion of this plan.

17.	ACQUISITIONS, DISPOSITIONS, AND DISCONTINUED OPERATIONS

Acquisitions—The Company continually assesses strategic acquisitions to complement its current business. Assets acquired and liabilities assumed in business combinations were recorded on the Company’s consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the consolidated statements of income since their respective dates of acquisition. In certain circumstances, the purchase price allocations are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses. There were no contingent payments, options, or commitments specified in any of the following acquisition agreements except as otherwise disclosed below.

The Great Eastern Hotel Holding Company—The Company previously held a 50% interest in the Great Eastern Hotel Holding Company (GEHHC) and, accordingly, accounted for its investment as an unconsolidated hospitality venture under the equity method. GEHHC, through its wholly owned subsidiary, owns the Great Eastern Hotel in London, which was converted to the Andaz Liverpool Street hotel. On November 30, 2007, the Company purchased the remaining 50% interest in this hotel for approximately GBP 40.0 million ($82.9 million), including the assumption of debt of which GBP 55.0 million ($114.0 million) related to our 50% acquired interest (see Note 9), and an interest rate swap (see Note 19). The total purchase price of our interest at November 30, 2007 was $135.0 million, which is inclusive of our prior 50% ownership interest. As a result of the acquisition of GEHHC, the Company also assumed a 50% ownership interest in the Great Eastern Hotel Properties Limited (GEHP). In accordance with FIN 46R, we evaluated GEHHC’s investment in GEHP and determined that the investment qualified as a VIE. In addition, we concluded that GEHHC was the primary beneficiary of GEHP and, accordingly, consolidated the investment effective November 30, 2007. On February 6, 2008, the Great Eastern Hotel Company purchased the remaining 50% interest in the GEHP for GBP 16.0 million ($31.4 million), which included the settlement of shareholder loans and noncontrolling interest. Both company’s results are recorded in the owned and leased hotels segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of purchase:

November 30, 2007
Cash and cash equivalents	$7.2
Inventories	0.7
Property and equipment	178.6
Acquired lease rights	158.0
Goodwill	109.3
Other assets	9.1

Fair value of assets acquired	462.9

Current liabilities	9.3
Current maturities of long-term debt	15.6
Long-term debt	228.0
Noncontrolling interest	8.1
Other long-term liabilities	66.9

Fair value of liabilities assumed	327.9

Total purchase price	$135.0

As a result of the annual impairment review, goodwill of British Pounds 52.8 million ($78.5 million) assumed through the purchase of GEHHC was fully impaired. Refer to Note 7 for additional information.

Hyatt Regency San Antonio—On June 1, 2007, the Company acquired the Hyatt Regency San Antonio Riverwalk for $161.3 million in cash, the assumption of debt with a fair value of $66.6 million and net working capital of $2.9 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the owned and leased hotels segment at the date of purchase:

Current assets	$7.8
Property and equipment
Land	12.8
Building	195.6
Furniture, fixtures and equipment	16.6

Fair value of assets acquired	232.8

Current liabilities	4.9
Current maturities of long-term debt	3.3
Long-term debt	63.3

Fair value of liabilities assumed	71.5

Net purchase price	$161.3

Dispositions:

AmeriSuites Hotels—On June 13, 2007, the Company sold six AmeriSuites hotels for $43.1 million, net of closing costs, to unrelated third parties, resulting in a pre-tax gain of $7.2 million. The Company secured long-term franchise contracts from the purchasers to franchise these hotels as Hyatt Place hotels once conversion to Hyatt Place is completed. Accordingly, the pre-tax gain of $7.2 million has been recognized and the operating results and financial position of these hotels have not been classified as part of discontinued operations, but are recorded within the owned and leased hotels segment.

Hyatt Regency Woodfield—On June 9, 2007, the Hyatt Regency Woodfield was sold for $48.2 million, net of closing costs, to an unrelated third party, resulting in a pre-tax gain on the sale in the amount of $13.8 million. The hotel continues to be operated as a Hyatt-branded hotel and the Company will continue to manage the hotel under a short-term management contract. On termination of such management contract, a long-term franchise contract was secured. Accordingly, the pre-tax gain of $13.8 million has been recognized and the operating results and financial position of this hotel have not been classified as discontinued operations, but are recorded within the owned and leased hotels segment.

AmeriSuites Hotels—On May 2, 2007, the Company sold an AmeriSuites hotel for $6.4 million, net of closing costs, to an unrelated third party, resulting in a pre-tax gain of $0.2 million. The Company secured a long-term franchise contract from the purchaser to franchise the hotel as a Hyatt Place hotel. Accordingly, the pre-tax gain of $0.2 million has been recognized and the operating results and financial position of this hotel has not been classified as part of discontinued operations, but are recorded within the owned and leased hotels segment.

Hyatt Regency Newport—On September 15, 2006, the Company sold the Hyatt Regency Newport for $52.5 million, net of closing costs, to an unrelated third party resulting in a pre-tax gain of

$17.4 million. The Company secured a long-term franchise contract from the purchaser to franchise the hotel as a Hyatt full service hotel. Accordingly, the pre-tax gain of $17.4 million has been recognized and the operations of the hotel have not been classified as part of discontinued operations.

Hyatt Regency Belgrade—On June 6, 2006, the Company sold its interest in the Hyatt Regency Belgrade for $14.2 million in cash to an unrelated party. The hotel continues to be operated as a Hyatt-branded hotel and the Company continues to manage the hotel under a long-term management contract. Accordingly, the pre-tax gain on sale of $13.3 million was deferred and is being recognized in management fee revenues over the initial term of the management contract. In addition, a related note receivable was sold for $36.2 million, with a pre-tax gain of $7.2 million. This gain is also being deferred and will be recognized in management fee revenues over the term of the management contract.

Chesapeake Residential Land—On February 2, 2006, an entity in which we hold a significant investment and consolidate, sold residential land located in Maryland for $40.8 million in cash to an unrelated party. The Company recorded a pre-tax gain of $39.3 million and a charge for noncontrolling interest of $13.2 million related to our partner’s noncontrolling interest in this transaction.

Discontinued Operations—In accordance with FASB Statement No. 144, the operating results, assets, and liabilities of the following businesses have been reported separately by the Company as discontinued operations in the consolidated balance sheets and consolidated statements of income. We do not have any continuing involvement in these operations.

2008 Transactions:

Hawthorne Suites—On August 18, 2008, the Company sold the property known as Hawthorne Suites Orlando for $8.1 million, to an unrelated third party, resulting in a pre-tax gain of $4.2 million.

US Franchise Systems—On July 18, 2008, the Company sold US Franchise Systems, Inc. (“USFS”), a wholly owned subsidiary of the Company, as part of a stock purchase agreement with an unaffiliated third party for $131.2 million. The Company recorded a pre-tax gain of $78.3 million from the sale.

2007 Transactions:

AmeriSuites Hotel—On May 2, 2007, the Company sold an AmeriSuites hotel for $7.5 million to an unrelated third party. The Company recorded a pre-tax gain of $2.6 million from the sale.

2006 Transactions:

AmeriSuites Hotels—On November 15, 2006, the Company sold four AmeriSuites hotels for $20.7 million in cash to an unrelated party. The Company recorded a pre-tax gain of $0.4 million from the sale.

Hawthorn Suites—On November 15, 2006, the Company sold the properties known as Hawthorn Suites Durham and Hawthorn Suites Tulsa for $5.9 million. These hotels were sold for a pre-tax loss of $2.3 million.

Summerfield Suites Seattle—On June 12, 2006, the Company sold the Summerfield Suites Seattle hotel for $32.9 million in cash to an unrelated party. The Company recorded a pre-tax loss on sale of $0.5 million.

Revenues for all discontinued operations for the years ended December 31, 2008, 2007, and 2006, were $13.4 million, $31.7 million, and $44.5 million, respectively.

As a result of certain of the above-mentioned dispositions, the Company has agreed to provide indemnifications to third-party purchasers for certain liabilities incurred prior to sale and for breach of certain representations and warranties made during the sales process, such as representations of valid title, authority, and environmental issues that may not be limited by a contractual monetary amount. These indemnification agreements survive until the applicable statutes of limitation expire, or until the agreed upon contract terms expire.

The table below shows the major classes of assets and liabilities related to the discontinued operations as of December 31, 2007. The assets and liabilities related to discontinued operations at December 31, 2008 are immaterial.

December 31, 2007
Cash and cash equivalents	$6.7
Receivables and other current assets	4.9
Property and equipment, net	4.8
Intangibles	45.8
Other assets	4.5

Total assets	66.7

Accounts payable and accrued expenses	7.5
Noncontrolling interests	0.7

Total liabilities	8.2

Net assets	$58.5

18.	RELATED-PARTY TRANSACTIONS

In addition to those included elsewhere in the notes to the consolidated financial statements, related-party transactions entered into by the Company are summarized as follows:

Investments—The Company is an investor in certain real estate partnerships that are managed by an affiliate. Generally, we are entitled to a preferred return on these investments, and we retain a small residual ownership interest after our preferred capital balance is repaid. While the carrying value of these cost method investments at December 31, 2008 and 2007 is zero, we received distributions of $0.2 million, $13.6 million and $59.5 million during 2008, 2007, and 2006, respectively. Amounts included in other income, net in our consolidated statements of income related to these investments were $0.2 million, $13.6 million and $40.0 million during 2008, 2007 and 2006, respectively.

In addition, we own a 5% limited partnership interest and limited liability company interests in three privately held investment entities, which invest in life science technology companies and are managed by an affiliate. The carrying value of these cost method investments at December 31, 2008 and 2007 is $0.3 million and $124.4 million, respectively. We received distributions during the years ended December 31, 2008, 2007, and 2006 of $183.8 million, $5.5 million, and $12.3 million, respectively, of which $122 million represented a return of capital in 2008. The distribution in 2008 was a result of the sale of one of the underlying investments. These distributions are included in other income, net in our consolidated statements of income.

Transition Services Agreements—The Company is a party to Transition Services Agreements whereby we agree to provide certain administrative services to other related parties at cost, as defined, for a maximum of three years. These agreements expired on June 30, 2007. Nominal services continue to be rendered by the Company.

Leases—The Company’s corporate headquarters have been located at the Hyatt Center in Chicago, Illinois since 2005. A related party owns the Hyatt Center and a subsidiary of Hyatt Hotels

Corporation has signed a master lease for a portion of this building and has entered into sublease agreements with certain related parties. The gross future operating lease payments for the entire term of this lease, ending January 31, 2020, is $116.6 million. Future sublease income for this space from related parties is $45.5 million. As of December 31, 2008 and 2007, the Company did not have a payable due to the landlord. The Company recorded, in selling, general and administrative expenses, $10.6 million, $10.0 million and $8.5 million in 2008, 2007 and 2006, respectively, for rent, taxes and our share of operating expenses and shared facility costs under the lease.

Property and Equipment—A related party provides services for the operation and maintenance of Company’s aircraft. The Company is charged for the cost of operating the aircraft. Additionally, the Company has a timesharing agreement with certain affiliates whereby the participating entities have use of a shared aircraft pool. Under the timeshare agreements, the Company is charged for its use of other aircrafts subject to the timeshare agreement and charges out the use of its aircraft by the participating entities. The Company recorded expenses of $3.9 million, $4.4 million, and $0.7 million for the years ended December 31, 2008, 2007, and 2006, respectively, associated with these aircraft operations and maintenance services and included them in selling, general and administrative expenses. As of December 31, 2008 and 2007, the Company had immaterial amounts due to the service provider.

Legal Services—A member of the Family is a partner in a law firm that provided services to the Company throughout fiscal years 2008, 2007, and 2006. The Company incurred legal fees of $5.5 million, $4.4 million, and $2.2 million, for years ended December 31, 2008, 2007, and 2006, respectively and is included in selling, general and administrative expenses. As of December 31, 2008 and 2007, the Company had immaterial amounts due to the law firm.

Gaming—The Company has a Gaming Space Lease Agreement with HCC Corporation (HCC), a related party, in relation to the Hyatt Regency Lake Tahoe Resort, Spa and Casino. In 2008, 2007, and 2006, the Company received $4.4 million, $4.2 million, and $4.1 million, under this lease.

Also related to the Hyatt Regency Lake Tahoe Resort, Spa and Casino, the Company has a Casino Facilities Agreement to provide certain sales, marketing, and other general and administrative services at agreed-upon rates. The Company received $0.8 million in 2008, 2007, and 2006, under this agreement. In addition, the Company billed HCC for complimentary goods and services provided to casino customers in the amount of $2.4 million, $3.3 million, and $3.2 million, respectively.

Other Transactions—Through a series of transactions with affiliates of the Family, in December 2008, the Company acquired the rights, interest, and title to a trademark and related domain names. The overall transaction was between entities under common control. As a result of these transactions, the Company recognized a deferred tax asset and a deemed capital contribution of $4.7 million.

In 2006 the Company received a capital contribution from the Family of approximately $11.7 million pursuant to an agreement which was entered into in connection with the formation of the Company. This amount is included in additional paid in capital.

Other Services—A member of the Company’s board of directors that was appointed in 2007 is a partner in a firm from which the Company receives financial advisory services. During 2008 and 2007, the Company paid advisory fees to this firm amounting to $1.5 million and $19.3 million, respectively, included in selling, general and administrative expenses. At December 31, 2008 and 2007, no amounts were owed to the firm. Additionally, affiliates of the financial advisory firm own hotels from which the Company received management and franchise fees of $1.6 million in 2008. The Company did not receive management and franchise fees from these hotels in 2007.

The Company has various cost sharing and advisory service agreements in place with businesses associated with the Family and certain of its affiliates. The income and expenses incurred as a result of these agreements did not result in material amounts recorded in the financial statements for the years ended December 31, 2008, 2007, or 2006. As of December 31, 2008 and 2007, the Company had receivables due from these properties of $0 and $2.3 million, respectively.

Equity Method Investments—We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive fees. The Company recorded fees of $35.5 million, $34.0 million, and $26.9 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008 and 2007, the Company had receivables due from these properties of $2.0 million and $5.5 million, respectively. In addition, in some cases we provide loans (see Note 6) or guarantees (see Note 14) to these entities. Our ownership interest in these equity method investments generally varies from 8 to 50 percent. See Note 3 for further details regarding our investments.

19.	DERIVATIVE INSTRUMENTS

Interest Rate Instruments—In the normal course of business, the Company is exposed to the impact of interest rate changes. Our objective is to manage the risk of interest rate changes on the results of operations, cash flows, and the market value of our debt by creating an appropriate balance between our fixed- and floating-rate debt.

As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit rating and other factors.

In its hedging programs, the Company uses interest rate swaps. The Company does not use derivatives for trading or speculative purposes. On November 30, 2007, the Company assumed debt as part of its purchase of the remaining interest in the Great Eastern Hotel Holding Company. The debt includes a primary loan and a subordinated loan, totaling GBP 110.0 million ($159.2 million), both maturing on March 13, 2011. The primary loan bears interest at GBP LIBOR, plus 90 basis points. The subordinated loan bears interest at GBP LIBOR, plus 400 basis points. As part of the acquisition, the Company also assumed an interest rate swap that converts this variable rate exposure to a fixed rate. This contract protects against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in interest rates. The interest rate swap has a notional amount of GBP 110.0 ($159.2) million through March 31, 2009, GBP 108.9 ($157.6) million through March 31, 2010, and GBP 107.8 ($156.0) million through maturity on March 13, 2011. The swap contains a floating rate option, which exchanges the variable GBP LIBOR rates on the primary and subordinated notes described in Note 9 for a fixed rate of 4.91%. The swap was designated as a cash flow hedge in November 2008 under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB Statement No. 133”) and was highly effective in offsetting fluctuations in GBP LIBOR rates.

All derivatives are recognized in the balance sheet at fair value. Changes in the fair value of derivatives that are highly effective are recorded in other comprehensive income until the underlying transactions occur. Any realized gains or losses resulting from the cash flow hedges are recognized together with the hedged transaction in the consolidated statements of operations. At inception date, the Company formally documents all relationships between hedging activities. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. At December 31, 2008, the hedge was determined to be highly effective.

Prior to the hedge designation date, the swap was marked to market through earnings. The market value adjustment for the year ended December 31, 2008 was $9.0 million, of which $2.4 million was included in other comprehensive income, which represents the market value adjustment for the period subsequent to the hedge designation date. The market value adjustment for the year ended December 31, 2007 was $2.5 million. At December 31, 2008 and 2007, the net fair value of this contract was recorded as other long-term liabilities of $8.5 million and other assets of $1.0 million, respectively.

The Company has two other interest rate swaps which were not designated as hedges, and therefore, have been marked to market each period through earnings. The notional dollar amount of these outstanding interest rate swap agreements (in US dollars) at December 31, 2008 was $61.4 million. At December 2008 and 2007, the net fair value of these contracts was recorded as a net current liability of $2.2 million and long-term liability of $1.5 million, respectively. These swaps were marked to market in the amounts of $(0.7) million, $0.1 million, and $(1.6) million for the years ended December 31, 2008, 2007 and 2006, respectively.

Foreign Currency Exchange Rate Instruments—We are exposed to the impact of foreign currency exchange rate fluctuations. Our objective is to manage a portion of the risk of foreign currency exposures through the use of derivative instruments. In 2008 and 2007, the Company entered into various forward currency exchange contracts, which were marked to market each period through earnings and are included in other income, net. At December 31, 2008 and 2007, the net fair value of these contracts was recorded as a net current liability of $8.8 million and $1.4 million, respectively. The notional dollar amount of the outstanding Euro, Swiss Franc, Pound Sterling, Japanese Yen and Korean Won forward contracts at December 31, 2008 is (in US dollars) $84.1 million, $66.2 million, $65.6 million, $2.8 million and $41.2 million, respectively, with terms of less than one year.

Certain energy contracts at our hotel facilities include derivatives. However, these derivatives qualify for the normal purchases or sales exemption under FASB Statement No. 133.

20.	SEGMENT AND GEOGRAPHIC INFORMATION

Our operating segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by the chief operating decision maker to assess performance and make decisions regarding the allocation of resources. Our chief operating decision maker is the Chief Executive Officer. We define our reportable segments as follows:

Owned and Leased Hotels—This segment derives its earnings from owned and leased hotel properties located predominantly in North America but also from limited international locations.

North American Management and Franchising—This segment derives its earnings from services provided including hotel management and licensing of our family of brands to franchisees located in the U.S. and Canada. This segment’s revenues also include the reimbursement of costs incurred on behalf of managed hotel property owners and franchisees with no added margin and includes in costs and expenses these reimbursed costs. These costs relate primarily to payroll costs at managed properties where the Company is the employer. These revenues and costs are recorded on the lines other revenues from managed properties and other costs from managed properties, respectively. The intersegment revenues relate to management fees that are collected from the Company’s owned hotels, which are eliminated in consolidation.

International Management and Franchising—This segment derives its earnings from services provided including hotel management and licensing of our family of brands to franchisees located in countries outside of the U.S. and Canada. This segment’s revenues also include the reimbursement of costs incurred on behalf of managed hotel property owners and franchisees with no added margin and includes in costs and expenses these reimbursed costs. These costs relate primarily to marketing and

IT costs. These revenues and costs are recorded on the lines other revenues from managed properties and other costs from managed properties, respectively. The intersegment revenues relate to management fees that are collected from the Company’s owned hotels, which are eliminated in consolidation.

The table below shows summarized consolidated financial information by segment. Included within Corporate and Other are unallocated corporate expenses and revenues and expenses on our timeshare properties, which are not material enough to warrant a separate segment.

(in millions)	2008	2007	2006
North American Management and Franchising
Revenues	$1,474.8	$1,439.5	$1,375.5
Intersegment Revenues (a)	86.2	69.2	63.7
Adjusted EBITDA	162.6	163.6	171.5
Depreciation and Amortization	16.9	14.9	14.8
Total Assets	290.8	387.3
Capital Expenditures	3.9	12.9	6.6

International Management and Franchising
Revenues	225.4	225.8	188.4
Intersegment Revenues (a)	20.4	16.5	13.6
Adjusted EBITDA	102.0	110.2	100.7
Depreciation and Amortization	2.0	1.8	1.6
Total Assets	164.5	181.4
Capital Expenditures	1.9	3.2	2.4

Owned and Leased Hotels
Revenues	2,138.6	2,039.3	1,860.1
Adjusted EBITDA	522.0	517.9	421.4
Depreciation and Amortization	225.6	192.3	175.0
Total Assets	4,124.3	4,341.8
Capital Expenditures	249.4	360.1	279.5

Corporate and Other
Revenues	104.5	119.3	124.4
Adjusted EBITDA	(99.4)	(83.5)	(65.4)
Depreciation and Amortization	4.5	4.7	3.6
Total Assets	1,539.1	1,337.2
Capital Expenditures	2.4	1.2	37.0

Eliminations (a)
Revenues	(106.6)	(85.7)	(77.3)
Adjusted EBITDA	—	—	—
Depreciation and Amortization	—	—	—
Total Assets	—	—	—
Capital Expenditures	—	—	—

TOTAL
Revenues	$3,836.7	$3,738.2	$3,471.1
Adjusted EBITDA	687.2	708.2	628.2
Depreciation and Amortization	249.0	213.7	195.0
Total Assets	6,118.7	6,247.7
Capital Expenditures	257.6	377.4	325.5

(a)	Intersegment revenues are included in the segment revenue totals and eliminated in Eliminations

The following table presents revenues and long-lived assets by geographical region:

Revenues:
United States	$3,064.4	$3,046.3	$2,858.7
All Foreign	772.3	691.9	612.4

Total	3,836.7	3,738.2	3,471.1

Long-Lived Assets
United States	$2,967.7	$2,898.0
All Foreign	902.9	1,182.4

Total	$3,870.6	$4,080.4

The Company’s chief operating decision maker evaluates performance based on each segment’s adjusted EBITDA. We define Adjusted EBITDA as net income attributable to Hyatt Hotels Corporation before interest expense; other income, net; provision for income taxes; depreciation and amortization; net gains on sales of real estate; asset impairments; charge resulting from the termination of our supplemental executive defined benefit plan; and discontinued operations and changes in accounting principles, net of tax and equity earnings from unconsolidated hospitality ventures to which we add our pro-rata share of Adjusted EBITDA from unconsolidated hospitality ventures based on our ownership percentage of each venture and net income attributable to noncontrolling interests.

The table below provides a reconciliation of our Adjusted EBITDA to net income attributable to Hyatt Hotels Corporation for 2008, 2007 and 2006.

(In millions of dollars)	Year Ended December 31,
	2008	2007	2006

Adjusted EBITDA	$687	$708	$628
Interest expense	(75)	(43)	(36)
Other income, net	23	145	126
Provision for income taxes	(90)	(208)	(193)
Depreciation and amortization	(249)	(214)	(195)
Gains on sales of real estate	—	22	57
Asset impairments	(86)	(61)	—
Charge resulting from the termination of our supplemental executive defined benefit plans	(20)	—	—
Discontinued operations and changes in accounting principles, net of tax	56	5	(2)
Equity earnings from unconsolidated hospitality ventures	14	11	13
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA	(90)	(94)	(69)
Net income attributable to noncontrolling interests	(2)	(1)	(14)

Net income attributable to Hyatt Hotels Corporation	$168	$270	$315

21.	SUBSEQUENT EVENTS

On February 17, 2009 we acquired 100% of the 498 room Hyatt Regency Boston hotel from a third party for a total purchase price of $110 million.

On October 14, 2009, a one-for-two reverse stock split of the Company’s common stock became effective. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this stock split.

22.	Earnings Per Share

The calculation of basic and diluted earnings per share including a reconciliation of the numerator and denominator are as follows:

	Years Ended December 31,
	2008	2007	2006
Numerator:
Income from Continuing Operations	$114	$266	$331
Income from discontinued operations	1	3	4
Gain (loss) on sale of discontinued operations	55	2	(2)
Cumulative effect of change in accounting principle	—	—	(4)
Net (income) attributable to noncontrolling interests	(2)	(1)	(14)

Net Income Attributable to Hyatt Hotels Corporation	$168	$270	$315

Denominator:
Basic weighted average shares outstanding:	128,037,015	134,585,314	137,558,738
Share-based compensation	24,132
Shares pursuant to a subscription agreement		48,705	—

Diluted weighted average shares outstanding	128,061,147	134,634,019	137,558,738

Basic Earnings Per Share:
Income from Continuing Operations	$0.89	$1.98	$2.41
Income from discontinued operations	0.01	0.02	0.03
Gain (loss) on sale of discontinued operations	0.43	0.01	(0.01)
Cumulative effect of change in accounting principle	—	—	(0.03)
Net (income) attributable to noncontrolling interests	(0.02)	—	(0.11)

Net Income Attributable to Hyatt Hotels Corporation	$1.31	$2.01	$2.29

Diluted Earnings Per Share:
Income from Continuing Operations	$0.89	$1.98	$2.41
Income from discontinued operations	0.01	0.02	0.03
Gain (loss) on sale of discontinued operations	0.43	0.01	(0.01)
Cumulative effect of change in accounting principle	—	—	(0.03)
Net (income) attributable to noncontrolling interests	(0.02)	—	(0.11)

Net Income Attributable to Hyatt Hotels Corporation	$1.31	$2.01	$2.29

The computations of diluted net income per share for the years ended December 31, 2008, 2007, and 2006 do not include approximately 27,500, 90,000, and 1,500 of shares of stock assumed to be issued as stock-settled stock appreciation rights and approximately 246,000, 70,000, and 105,000 of restricted stock units, respectively. In 2008 the shares pursuant to a subscription agreement were antidilutive. The effect of their inclusion would have been anti-dilutive to earnings per share.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions)

Description	Balance at Beginning of Year	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Year
Year Ended December 31, 2008:
Trade receivables—allowance for doubtful accounts	$21	$18		$—		$(15)		$24
Notes receivable—allowance for losses	109	20		—		(75)	A	54
Deferred tax asset—valuation allowance	70	13		—		(14)	B	69

Year Ended December 31, 2007:
Trade receivables—allowance for doubtful accounts	12	11		—		(2)		21
Notes receivable—allowance for losses	38	72	A	—		(1)		109
Deferred tax asset—valuation allowance	52	17		1	C	—		70

Year Ended December 31, 2006:
Trade receivables—allowance for doubtful accounts	11	5		—		(4)		12
Notes receivable—allowance for losses	42	2		—		(6)		38
Deferred tax asset—valuation allowance	36	3		13	C	—		52

Note A—The year ended December 31, 2008 included a $61 million write-off of a development loan, the related expense was recorded in the year ended December 31, 2007.
Note B—Amount includes a release of $14 million related to an IRS settlement.
Note C—These amounts represent valuation allowances recorded as a result of our acquisitions of the Andaz Liverpool Street and Park Hyatt Paris Vendome in 2007 and 2006, respectively.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the Six Months Ended June 30, 2009 and 2008

(In millions of dollars, except per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2009	2008
REVENUES:
Owned and leased hotels	$876	1,125
Management and franchise fees	109	162
Other revenues	29	48
Other revenues from managed properties	623	674

Total revenues	1,637	2,009

DIRECT AND SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
Owned and leased hotels	710	807
Depreciation and amortization	130	125
Other direct costs	8	15
Selling, general, and administrative	122	138
Other costs from managed properties	623	674

Direct and selling, general, and administrative expenses	1,593	1,759
Net gains (losses) and interest income from marketable securities held to fund operating programs	8	(7)
Equity earnings (losses) from unconsolidated hospitality ventures	(13)	12
Interest expense	(27)	(28)
Asset impairments	(8)	—
Other income (loss), net	(56)	55

INCOME (LOSS) BEFORE INCOME TAXES	(52)	282
(PROVISION) BENEFIT FOR INCOME TAXES	14	(107)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(38)	175
DISCONTINUED OPERATIONS:
Income from discontinued operations, net of income tax expense (benefit) of $—and $ (1) for the six months ended June 30, 2009 and 2008, respectively	—	—
Gain (loss) on sale of discontinued operations, net of income tax expense (benefit) of $—and $—for the six months ended June 30, 2009 and 2008, respectively	—	—
NET INCOME (LOSS)	(38)	175
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2	(2)

NET INCOME (LOSS) ATTRIBUTABLE TO HYATT HOTELS CORPORATION	$(36)	$173

EARNINGS PER SHARE—Basic
Income (loss) from continuing operations	$(0.29)	$1.37
Net income (loss) attributable to Hyatt Hotels Corporation	$(0.27)	$1.35
EARNINGS PER SHARE—Diluted
Income (loss) from continuing operations	$(0.29)	$1.37
Net income (loss) attributable to Hyatt Hotels Corporation	$(0.27)	$1.35

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2009 and December 31, 2008

(In millions of dollars, except share and per share amounts)

(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$968	$428
Restricted cash	12	37
Receivables, net of allowances of $15 and $24 at June 30, 2009 and December 31, 2008, respectively	255	281
Inventories	134	170
Prepaids and other assets	84	72
Prepaid income taxes	25	18
Deferred tax assets	51	51

Total current assets	1,529	1,057
Investments	224	204
Property and equipment, net	3,616	3,495
Notes receivable, net of allowances	396	410
Goodwill	120	120
Intangibles, net	276	256
Deferred tax assets	140	126
Other assets	438	451

TOTAL ASSETS	$6,739	$6,119

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$17	$38
Accounts payable	291	318
Accrued expenses	161	177
Accrued income taxes	11	23
Accrued compensation and benefits	94	97

Total current liabilities	574	653
Long-term debt	595	1,209
Other long-term liabilities	670	665

Total liabilities	1,839	2,527
Commitments and contingencies (see Note 14)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value per share, 9,900,000 shares authorized and none outstanding as of June 30, 2009 and 10,000,000 shares authorized, 100,000 issued and outstanding as of December 31, 2008	—	—
Common stock, $0.01 par value per share, 400,000,000 shares authorized, 168,031,891 and 119,830,381 issued and outstanding at June 30, 2009 and December 31, 2008, respectively	2	1
Additional paid-in capital	3,591	2,242
Retained earnings	1,345	1,381
Accumulated other comprehensive loss	(64)	(60)

Total stockholders’ equity	4,874	3,564

Noncontrolling interests in consolidated subsidiaries	26	28

Total equity	4,900	3,592

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,739	$6,119

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2009 and 2008

(In millions of dollars)

(Unaudited)

	Six Months Ended June 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(38)	$175
Income (loss) from discontinued operations	—	—

Income (loss) from continuing operations	(38)	175

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	130	125
Deferred income taxes	(9)	(1)
Asset impairments .	8	—
Equity (earnings) losses from unconsolidated hospitality ventures, less distributions received	19	(6)
Income from cost method investments	(22)	(62)
Foreign currency exchange (losses) gains	(7)	3
Net unrealized (gains) losses from marketable securities	(2)	13
Other	22	12
Increase (decrease) in cash attributable to changes in assets and liabilities:
Receivables, net	26	(23)
Inventories	(11)	(10)
Accounts payable	(15)	(8)
Accrued compensation and benefits	2	(35)
Accrued expenses and other current liabilities	(18)	(55)
Other, net	(24)	4

Net cash provided by operating activities of continuing operations	61	132

(Continued)

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2009 and 2008

(In millions of dollars)

(Unaudited)

	Six Months Ended June 30,
	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES:
Contributions to investments and purchases of marketable securities	(39)	(68)
Distributions from investments	24	195
Proceeds from notes receivable	14	10
Issuance of notes receivable	(2)	(2)
Acquisitions, net of cash acquired	(109)	(27)
Purchase of property and equipment	(104)	(116)
Contract acquisition costs	(3)	(5)
Decrease in restricted cash	5	4

Net cash used in investing activities of continuing operations	(214)	(9)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on revolver, net	(30)	—
Repurchase of senior subordinated notes	(600)	(16)
Other debt payments	(26)	—
Distributions to noncontrolling interests	—	(2)
Purchase of noncontrolling interests	—	(7)
Issuance of common stock, net of related costs of $4 million	1,355	—

Net cash provided by (used in) financing activities of continuing operations	699	(25)

CASH PROVIDED BY DISCONTINUED OPERATIONS:
Net cash provided by operating activities of discontinued operations	—	11

Net cash provided by discontinued operations	—	11

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6)	(8)
NET INCREASE IN CASH AND CASH EQUIVALENTS	540	101
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	428	412

CASH AND CASH EQUIVALENTS - END OF PERIOD	$968	$513

LESS CASH AND CASH EQUIVALENTS DISCONTINUED OPERATIONS	—	1

CASH AND CASH EQUIVALENTS CONTINUING OPERATIONS - END OF PERIOD	$968	$512

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$33	$30

Cash paid during the period for income taxes	$12	$151

Non-cash investing activities are as follows:
Transfer of timeshare inventory to fixed assets (see Note 2)	$47	$—

(Concluded)

See accompanying notes to consolidated financial statements.

HYATT HOTELS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(In millions of dollars)

(Unaudited)

	Total	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock Amount	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Consolidated Subsidiaries
BALANCE—January 1, 2008	$3,469	$1	$3,325	$1,213	$(1,101)	$(4)	$35

Net income	175	—	—	173	—	—	2
Foreign currency translation adjustments, net of income tax of $(2)	(13)	—	—	—	—	(13)	—
Unrecognized pension cost, net of income tax of $(1)	2	—	—	—	—	2	—

Comprehensive Income	164	—	—	—	—	—	—
Distributions to noncontrolling interests	(2)	—	—	—	—	—	(2)
Purchase of non-controlling interests	(7)	—	—	—	—	—	(7)
Attribution of share based payments	6	—	6	—	—	—	—
Modification of share based payments	(1)	—	(1)	—	—	—	—

BALANCE—June 30, 2008	$3,629	$1	$3,330	$1,386	$(1,101)	$(15)	$28

BALANCE—January 1, 2009	$3,592	$1	$2,242	$1,381	$—	$(60)	$28

Net (loss)	(38)	—	—	(36)	—	—	(2)
Foreign currency translation adjustments, net of income tax	(4)	—	—	—	—	(4)	—

Comprehensive (loss)	(42)	—	—	—	—	—	—
Issuance of common stock through rights offering, net of related costs of $4 million (See Note 13)	755	1	754	—	—	—	—
Issuance of common stock through Subscription Agreement, net of related costs of $13 million (See Note 13)	587	—	587	—	—	—	—
Attribution of share based payments	8	—	8	—	—	—	—

BALANCE—June 30, 2009	$4,900	$2	$3,591	$1,345	$—	$(64)	$26

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars, unless otherwise indicated)

(Unaudited)

1.	ORGANIZATION

Hyatt Hotels Corporation, a Delaware Corporation, and subsidiaries, (“Hyatt Hotels Corporation”), which, collectively, may be referred to as “we,” “us,” “our,” “HHC,” or the “Company,” is principally owned directly and indirectly by trusts for the benefit of various members of the Pritzker family (the “Family”).

The Company provides hospitality services on a worldwide basis through the management and ownership of hospitality related businesses. We operate or franchise 220 full-service, Hyatt-branded hotels, consisting of 95,845 rooms, in 45 countries throughout the world. We hold ownership interests in certain of these hotels. We operate or franchise 168 select-service, Hyatt-branded hotels with 21,409 rooms in the United States and Canada. We hold ownership interests in certain of these hotels. We develop and operate Hyatt-branded timeshare, fractional and other forms of residential or vacation properties.

Our North American management and hotel ownership company, Hyatt Corporation, was founded in 1957. Our international management and hotel ownership company, Hyatt International Corporation, was founded in 1968. On August 4, 2004, our predecessor, Global Hyatt, Inc., was incorporated in Delaware as a holding company to combine our North American and international hospitality operations and increase the scale and scope of our company. Effective October 13, 2004, the name Global Hyatt, Inc. was changed to Global Hyatt Corporation. On December 31, 2004, the stock of Hyatt Corporation and AIC, which owned Hyatt International Corporation, and the other hospitality-related assets of the Pritzker family business interests were contributed to Global Hyatt Corporation in exchange for shares of Global Hyatt Corporation common stock. The contribution was accounted for as a transaction between entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. As such, the contribution was recorded on the Company’s books at the same historical cost as that carried on the books for the transferors. Effective June 30, 2009 Global Hyatt Corporation changed its name to Hyatt Hotels Corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements present the results of operations, financial position, and cash flows of Hyatt Hotels Corporation and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Management has evaluated subsequent events through August 3, 2009, the date the financial statements were available to be issued.

Investments in hospitality ventures are accounted for using the guidance of the revised Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FASB Interpretation No. 46(R)”), for all ventures deemed to be variable interest entities.

Use of Estimates—We are required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimated amounts.

Revenue Recognition—Our revenues are primarily derived from the following sources and are generally recognized when services have been rendered:

•

Owned and leased hotel revenues are derived from room rentals and services provided at our owned, leased, and consolidated hospitality venture properties and are recorded when rooms are occupied and services have been rendered. Sales and occupancy taxes are recorded on a net basis in the consolidated statements of income (loss).

•	Management and franchise fees earned from hotels managed and franchised worldwide:

–

Management fees primarily consist of a base fee, which is generally computed as a percentage of gross revenues, and an incentive fee, which is generally computed based on a hotel profitability measure. Base fee revenues are recognized when earned in accordance with the terms of the contract. We recognize incentive fees that would be due as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us.

–

We account for the sale of real estate assets in accordance with FASB Statement No. 66, Accounting for Sales of Real Estate. Realized gains from the sale of hotel real estate assets where we maintain continuing involvement in the form of a long-term management contract are deferred and recognized as management fee revenue over the term of the underlying management contract.

–

Franchise fees are generally based on a percentage of hotel rooms’ revenues and are recognized in accordance with FASB Statement No. 45, Accounting for Franchise Fee Revenue, as the fees are earned and become due from the franchisee when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

•	Other revenues

–

Other revenues primarily include revenues from our timeshare business. Consistent with the guidance in FASB Statement No. 152, Accounting for Real Estate Time-Sharing Transactions, an amendment of FASB Statements No. 66 and 67, we recognize timeshare revenue when a minimum of 10% of the purchase price for the interval has been received, the period of cancellation with refund has expired, and receivables are deemed collectible. For sales that do not qualify for full revenue recognition as the project has progressed beyond the preliminary stages but has not yet reached completion, all revenue and associated direct expenses are initially deferred and recognized in earnings through the percentage-of-completion method.

–

Other revenues from managed properties represent the reimbursement of costs incurred on behalf of the owners of hotel properties we manage. These costs relate primarily to payroll costs at managed properties where we are the employer. Since the reimbursements are made based upon the costs incurred with no added margin, these revenues and corresponding expenses have no effect on our net income.

Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash—We had restricted cash of $12 million and $37 million at June 30, 2009 and December 31, 2008, respectively. Of these amounts: (i) $0 and $17 million, respectively, were funds deposited in an interest bearing account for security of long-term loans and satisfying debt covenant requirements. As of June 30, 2009 the $17 million of restricted cash related to this deposit had been reclassified to other long term assets; (ii) $1 million and $5 million at June 30, 2009 and December 31, 2008, respectively, were escrow deposits on purchases of our timeshare intervals; and (iii) $2 and $6 million at June 30, 2009 and December 31, 2008, respectively, were advance payments of certain taxes and fees related to timeshare units that were required to be held in escrow under statutory law. The remaining $9 million and $9 million at June 30, 2009 and December 31, 2008, respectively, secured real estate taxes, property insurance, security deposits, property and equipment reserves, and long-term loans. These amounts are invested in interest-bearing accounts.

Investments—We consolidate entities under our control. Investments in unconsolidated affiliates over which we exercise significant influence, but do not control, are accounted for by the equity method. In addition, our limited partnership investments in which we hold more than a minimal investment are accounted for under the equity method of accounting. Investments in unconsolidated affiliates over which we are not able to exercise significant influence are accounted for under the cost method.

Marketable Securities—Our portfolio of marketable securities is accounted for as trading securities and consists of various types of common stock, fixed income securities, and mutual funds. Marketable securities are principally included within other noncurrent assets in the consolidated balance sheets (see Note 8). Fair value is based on listed market prices or dealer price quotations where available. Marketable securities are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Other Income (Loss), Net—Other income (loss), net includes interest income on interest-bearing cash and cash equivalents, gains (losses) on other marketable securities (see Note 8), income from cost method investments (see Note 3), foreign currency gains (losses) including gains (losses) on foreign currency exchange rate instruments (see Note 19) and costs related to the repurchase of $600 million of 5.84% senior subordinated notes due 2013 (the “Notes”) and early settlement of a stock purchase forward agreement (the “Subscription Agreement”) (see Notes 9 and 13). The table below provides a reconciliation of the components in other income (loss), net for the six months ended June 30, 2009 and 2008, respectively:

	For the six months ended June 30,
	2009	2008
Interest income on interest-bearing cash and cash equivalents	$10	$9
Gains (losses) on other marketable securities	2	(13)
Income from cost method investments	22	62
Foreign currency gains (losses)	7	(3)
Debt settlement costs	(93)	—
Other	(4)	—

Other income (loss), net	$(56)	$55

Foreign Currency—The functional currency of our consolidated and nonconsolidated entities located outside the United States of America is generally the local currency. The assets and liabilities of these entities are translated into U.S. dollars at period-end exchange rates, and the related gains and losses, net of applicable deferred income taxes, are reflected in stockholders’ equity. Gains and losses from foreign currency transactions are included in earnings. Income and expense accounts are translated at the average exchange rate for the period. Gains and losses from foreign exchange rate changes related to intercompany receivables and payables of a long-term nature are generally included in other comprehensive income. Gains and losses from foreign exchange rate movement related to intercompany receivables and payables that are not of a long-term nature are reported in income.

Notes Receivable—These receivables reflect the amounts due from our financing of timeshare interval sales, as well as receivables from certain franchisees and other hotel owners or developers.

We carry mortgages receivable at amortized cost in current receivables and noncurrent receivables. We recognize interest income as earned and provide an allowance for cancellations and defaults. The adequacy of the allowance is determined by management through the analysis of several factors, such as economic conditions and industry trends, defaults, past-due aging, and historical write-offs of mortgages and contracts receivable. The allowance is maintained at a level believed adequate by management based on a periodic analysis of the portfolio of receivables.

Inventories—Inventories are comprised principally of unsold timeshare intervals of $120 million and $154 million at June 30, 2009 and December 31, 2008, respectively, and food and beverage inventories at our owned and leased hotels. Timeshare inventory is carried at the lower of cost or market, based on relative sales value or net realizable value. Food and beverage inventories are generally valued at the lower of cost (first-in, first-out) or market. Timeshare interval products inventory, which has an operating cycle that exceeds 12 months, is classified as a current asset consistent with recognized industry practice. During the first six months of 2009, we reclassified $47 million in timeshare inventory to property and equipment as we have changed our intended use with respect to certain of our vacation ownership units.

Property and Equipment—Property and equipment are stated at cost, including interest incurred during development and construction periods. Depreciation and amortization are provided over the estimated useful lives of the assets, primarily on the straight-line method. All repair and maintenance costs are expensed as incurred.

Useful lives assigned to property and equipment are as follows:

Buildings and improvements	15–50 years
Leasehold improvements	The shorter of the lease term or useful life of asset
Furniture and equipment	2–21 years
Computers	3–6 years

Long-Lived Assets and Definite-Lived Intangibles—We evaluate the carrying value of our long-lived assets and definite-lived intangibles for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain triggering events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals, and, if appropriate, current estimated net sales proceeds from pending offers. We evaluate the carrying value of our long-lived assets and definite-lived intangibles based on our plans, at the time, for such assets and such qualitative factors as future development in the surrounding area and status of expected local competition. Changes to our plans, including a decision to dispose of or change the intended use of an asset, can have a material impact on the carrying value of the asset.

Goodwill—We evaluate goodwill and indefinite lived intangibles for impairment on an annual basis during the fourth quarter of each year using balances as of the end of September, or at an interim date if a triggering event occurs, whichever is sooner. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount with an impairment being recognized only where the fair value is less than carrying value. See Note 7 for additional information about goodwill.

Income Taxes—We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of differences between the financial statements and tax basis of the respective assets and liabilities. We recognize the financial statement effect of a tax position when, based on the technical merits of the uncertain tax position, it is not more likely than not to be substantiated on a review by taxing authorities. These estimates are based on judgments made with currently available information. We review these estimates and make changes to recorded amounts of uncertain tax positions as facts and circumstances warrant. For additional information about income taxes, see Note 12.

Fair Value—In accordance with FASB Statement No. 107, Disclosures about Fair Values of Financial Instruments, the Company discloses the fair value of its financial assets and liabilities as determined under the guidance of FASB Statement No. 157, Fair Value Measurements, based on observable market information where available, or on market participant assumptions. These assumptions are subjective in nature, involve matters of judgment, and, therefore, fair values cannot always be determined with precision.

The carrying values of cash equivalents, accounts receivable, notes receivable – current, accounts payable, and current maturities of long-term debt approximate fair value due to the short-term nature of these items and their close proximity to maturity.

For additional information about fair value, see Note 4. The fair value of notes receivable is discussed in Note 6; the fair value of marketable securities is discussed in Note 8; and the fair value of long-term debt is discussed in Note 9.

Hyatt Gold Passport Fund—The Hyatt Gold Passport Program (the “Program”) is our loyalty program. We operate the Program for the benefit of Hyatt branded properties, whether owned, operated, managed, or franchised by the Company. The Program is operated through the Hyatt Gold Passport Fund, which is an entity that is owned collectively by the owners of Hyatt branded properties, whether owned, operated, managed or franchised by the Company. The Hyatt Gold Passport Fund (the “Fund”) has been established to provide for the payment of operating expenses and redemptions of member awards associated with the Program. The Fund is maintained and managed by us on behalf of and for the benefit of Hyatt branded properties. In accordance with FIN 46R, we have evaluated our investment in the Fund and have determined that the Fund qualifies as a variable interest entity and, as a result of the Company being the primary beneficiary, we have consolidated the Fund.

The Program allows members to earn points based on their spending at Hyatt branded properties. Points earned by members can be redeemed for goods and services at Hyatt branded properties, and to a lesser degree, through other redemption opportunities with third parties, such as the conversion to airline miles. Points cannot be redeemed for cash. We charge the cost of operating the Program, including the estimated cost of award redemption, to the hotel properties based on members’ qualified expenditures. Due to the requirements under the Program that the hotel properties reimburse us for its operating costs as incurred, we recognize this revenue from properties at the time such costs are incurred and expensed. We defer revenue received from the hotel properties equal to the fair value of our future redemption obligation. Upon the redemption of points, we recognize as revenue the amounts previously deferred and recognize the corresponding expense relating to the costs of the awards redeemed. Revenue is recognized by the hotel properties when the points are redeemed, and expenses are recognized when the points are earned by the members.

The Company actuarially determines the expected fair value of the future redemption obligation based on statistical formulas that project the timing of future point redemption based on historical experience, including an estimate of the “breakage” for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. Actual expenditures for the Program may differ from the actuarially determined liability.

The Fund is financed by payments from the properties and returns on marketable securities. The Fund invests amounts received from the properties in marketable securities (see Note 8). As of June 30, 2009 and December 31, 2008, total assets of the Fund were $294 million and $297 million, respectively, including $55 million and $47 million of current assets, respectively. Marketable securities held by the Fund and included in other noncurrent assets were $239 million and $250 million, respectively (see Note 8). As of June 30, 2009 and December 31, 2008, total liabilities of the Fund were $294 million and $297 million, respectively, including $55 million and $47 million of current liabilities, respectively. The non-current liabilities of the Fund are included in other long-term liabilities (see Note 10).

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events. FASB Statement No. 165 establishes the accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. FASB Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The Company adopted FASB Statement No. 165 as of June 30, 2009. See Note 2 and Note 22 for disclosures relating to the Company’s subsequent events.

FASB Statement No. 157, Fair Value Measurements, issued by the FASB in September 2006, provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America (“GAAP”), and expands disclosure requirements about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP No. FAS 157-2”) which deferred the adoption of FASB Statement No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company adopted FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities on January 1, 2009 with no material impact to the consolidated financial results of the Company.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4 (“FSP No. FAS 157-4”), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. FAS 157-4 provides (a) additional application guidance for estimating fair value when the volume and activity for the asset or liability have greatly decreased and (b) indicators for identifying transactions that are not considered orderly. FSP No. FAS 157-4 is effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the provisions of the FSP No. FAS 157-4 on January 1, 2009.

Additionally, in April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1 (“FSP No. FAS 107-1 and APB 28-1”), Interim Disclosures about Fair Value of Financial Instruments. FSP No. FAS 107-1 and APB 28-1 requires companies to include the annual disclosure requirements of FASB Statement No. 107 in their interim financial statements. Furthermore, FSP No. FAS 107-1 and APB 28-1 requires that the method and significant assumptions used to estimate fair value be disclosed. FSP No. FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the provisions of FSP No. FAS 107-1 and APB 28-1 on January 1, 2009 with no material impact to the consolidated financial statements of the Company.

In December 2007, the FASB issued FASB Statement No. 141(R) (revised 2007), Business Combinations (FASB Statement No. 141(R)), which revises how entities will account for acquisitions.

The more significant changes are the (1) expanded definitions of a business and business combination, (2) increased use of fair value, (3) the expensing of acquisition costs, and (4) expanded financial statement disclosures. FASB Statement No. 141(R) is to be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted FASB Statement No. 141(R) effective January 1, 2009, and applied the provisions of the standard to all business combinations completed during the six months ended June 30, 2009. See Note 17 for discussion of acquisitions.

In April 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1 (“FSP No. FAS 141(R)-1”), Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arises from Contingencies. FSP No. FAS 141(R)-1 addresses the application of the recognition and measurement guidance of assets acquired and liabilities assumed in a business combination that arise from contingencies. FSP No. FAS 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted FASB Statement No. 141(R) effective January 1, 2009, and applied the provisions of FSP No. FAS 141(R)-1 to all business combinations completed during the six months ended June 30, 2009. See Note 17 for discussion of acquisitions.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, (FASB Statement No. 160). FASB Statement No. 160 amends the accounting and reporting requirements for minority interests in Accounting Research Bulletin No. 51, Consolidated Financial Statements. FASB Statement No. 160 requires that minority interests be labeled noncontrolling interests and recorded as a component of equity. FASB Statement No. 160 is effective for fiscal years beginning on or after December 15, 2008. Effective January 1, 2009, we have adopted FASB Statement No. 160, which defines a non-controlling interest in a subsidiary as “the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent” and requires non-controlling interests to be presented as a separate component of equity in the consolidated balance sheet. FASB Statement No. 160 also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133 (“FASB Statement No. 161”). FASB Statement No. 161 requires companies to enhance the transparency of their disclosures by addressing (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FASB Statement No. 133) and related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of FASB Statement No. 161 on January 1, 2009 did not have a material impact on the consolidated financial statements of the Company. See Note 19 for the disclosures around the Company’s derivative activity.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that the Company should consider when developing renewal or extension assumptions used in the determination of useful lives of intangible assets recognized under FASB Statement No. 142 Goodwill and Other Intangible Assets (FASB Statement No. 142). These assumptions should be consistent with the expected cash flow method used to measure the fair value of the intangible asset. FSP No. FAS 142-3 is applicable prospectively to intangible assets acquired after January 1, 2009. The

Company adopted FSP FAS 142-3 on January 1, 2009 with no material impact on its consolidated financial results. See Note 17 for discussion of acquisitions.

In November 2008, the FASB ratified EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). EITF 08-6 addresses how certain guidance in FASB Statement No. 141R and FASB Statement No. 160 might impact the accounting for equity method investments. EITF 08-6 is effective prospectively for new investments acquired in fiscal years beginning on or after December 15, 2008. The Company adopted EITF 08-6 on January 1, 2009 with no material impact on its consolidated financial results.

Future Adoption of Accounting Standards

In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (FASB Statement No. 168). FASB Statement No. 168 establishes the “FASB Accounting Standards Codification” as the source of authoritative GAAP for nongovernmental entities. Additionally, FASB Statement No. 168 modifies the GAAP Hierarchy to only include two levels of GAAP—authoritative and nonauthoritative. FASB Statement No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of FASB Statement No. 168 to have a material impact on its consolidated financial results.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), (FASB Statement No. 167). FASB Statement No. 167 amends the consolidation rules related to variable interest entities (VIEs) under FASB Interpretation No. 46(R). The new rules expand the primary beneficiary analysis to incorporate a qualitative review of which entity controls and directs the activities of the VIE. FASB Statement No. 167 also modifies the rules regarding the frequency of ongoing reassessments of whether a company is the primary beneficiary. Under FASB Statement No. 167, companies are required to perform ongoing reassessments as opposed to only when certain triggering events occur, as was previously required. FASB Statement No. 167 is effective for the first annual reporting period that begins after November 15, 2009 and for interim periods therein. The Company is currently evaluating the impact, if any, the adoption of FASB Statement No. 167 will have on its consolidated financial statements.

3.	INVESTMENTS

We have investments that are recorded under both the equity and cost methods. Those investments categorized as hospitality ventures are recorded under the equity method. These investments are considered to be an integral part of our business, and strategically and operationally important to our overall results. Our equity and cost method investment balances recorded at June 30, 2009 and December 31, 2008 are as follows:

	2009	2008
Equity method investments	$213	$191
Cost method investments	11	13

Total investments	$224	$204

Income (loss) from equity method investments included in our consolidated statements of income (loss) for the six months ended June 30, 2009 and 2008 was $(13) million and $12 million, respectively. Income from cost method investments included in our consolidated statements of income (loss) for the six months ended June 30, 2009 and 2008 was $22 million and $62 million, respectively, and are included in other income (loss), net.

The carrying value and ownership percentages of our unconsolidated investments in hotel and vacation properties accounted for under the equity method as of June 30, 2009 and December 31, 2008 are as follows:

	Ownership Interests	As of June 30, 2009	As of December 31, 2008
		Our Investment	Our Investment
Juniper Hotels Private Ltd	50.0%	$38	$37
Hotel Investments, LP (see below)	30.0%	31	—
Hedreen Hotel Two, LLC	50.0%	22	21
Nuevo Plaza Hotel Mendoza Limited	50.0%	18	18
Hedreen Hotel, LLC	50.0%	17	17
Sao Paulo Investment Co.	50.0%	10	11
Bear Creek DFW Associates, LTD	50.0%	9	9
East West Resort Development XII, LP, LLLP	41.4%	8	9
Grand Aspen Holdings, LLC & Top of Mill Investors, LLC	25.8%	8	9
Cal Harbor South Pier Urban Renewal Associates, LP	50.0%	7	8
Other		45	52

Total		$213	$191

In March 2009, the Company acquired a 30.0% equity interest in Hotel Investments, LP, a hospitality venture that owns an interest in a hotel property located in Texas for a cash contribution of $31 million.

In July 2008, the Company paid $7 million for a 9.99% equity interest in an acquired hotel property in Waikiki, Hawaii. The hotel acquisition was financed from the equity interests in the venture, as well as a loan from the Company for $278 million, which has been recorded as a note receivable (see Note 6) on our consolidated balance sheets. The note matures July 2010 and earns interest at a 30-day London InterBank Offered Rate (“LIBOR”) plus 3.8%.

For the six months ended June 30, 2009 and 2008, we incurred $10 million and $1 million, respectively, of impairment charges recorded in equity earnings (losses) from unconsolidated hospitality ventures. These impairment charges were the result of the carrying amount of the assets exceeding the fair value as calculated using discounted operating cash flows and a determination that the decline was other than temporary. These impairments related to interests in a hospitality venture property and vacation ownership property.

During the six months ended June 30, 2009, we recorded $22 million as a result of distributions from privately held investment entities that invest in non-hospitality related real estate and life science technology companies and are managed by an affiliate. During the six months ended June 30, 2008, we recorded $62 million as a result of distributions from three privately held investment entities that invest in life science technology companies and are managed by an affiliate. On January 24, 2008, the Company received distributions of $184 million from these investments, representing all of the preferred returns and return of capital of $122 million.

4.	FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). When determining fair value, FASB Statement No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. FASB Statement No. 157 establishes a valuation hierarchy for prioritizing the inputs and the hierarchy places greater emphasis on the use of observable market inputs and less emphasis on unobservable inputs. The three levels of the hierarchy are as follows:

Level One—Values based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level Two—Values based on quoted market prices for similar assets and liabilities in active markets, quoted prices in inactive markets for identical assets and liabilities, and inputs other than quoted market prices that are observable for the asset or liability;

Level Three—Values based on inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. Valuation techniques could include the use of discounted cash flow models and similar techniques. The Company does not currently have any instruments with fair value determined using level three inputs.

We have various financial instruments that must be measured under the new fair value standard including certain marketable securities, interest bearing money market funds and derivatives instruments. We currently do not have non-financial assets or non-financial liabilities that are required to be measured at fair value on a recurring basis.

We utilize the market approach and income approach for valuing our financial instruments. According to FASB Statement No. 157, the market approach “utilizes prices and information generated by market transactions involving identical or similar assets and liabilities” and the income approach “uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).” For instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy.

As of June 30, 2009, the Company had the following financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities included in other current and long-term assets:
Mutual funds	$166	$166	$—	$—
Equity securities	15	15	—	—
U.S. government obligations	89	—	89	—
U.S. government agencies	48	—	48	—
Corporate debt securities	75	—	75	—
Mortgage-backed securities	36	—	31	5
Asset-backed securities	14	—	14	—
Other	6	—	6	—
Interest bearing money market funds recorded in cash and cash equivalents	684	684	—	—
Derivative instruments:
Interest rate swap	(11)	—	(11)	—
Foreign currency forward contracts	(13)	—	(13)	—

Our portfolio of marketable securities consists of various types of U.S. Treasury securities, mutual funds, common stock, preferred stock and fixed income securities, including government and corporate bonds all of which are valued using the market approach. The fair values of our mutual funds and equity securities were classified as level one as they trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. The remaining securities, except for certain mortgage-backed securities, were classified as level two due to the use and weighting of multiple market inputs being considered in the final price of the security. Market inputs include quoted market prices from active markets for identical securities, quoted market prices for identical securities in inactive markets, and quoted market prices in active and inactive markets for similar securities. See Note 8 for further details on our marketable securities.

Due to limited observability of market data and limited activity during the six months ended June 30, 2009, we determined that the fair value of certain of our mortgage-back securities would be best classified as Level 3. However, these securities are held within an investment-grade portfolio with many of these securities having a credit rating of AAA/Aaa. The following table summarizes the changes in fair value of our Level 3 securities for the six months ended June 30, 2009:

Beginning Balance—1/1/2009	$—
Transfers into Level 3	5
Purchases, issuances, and settlements	—
Total gains (losses) (realized or unrealized)	—

Ending Balance—6/30/2009	$5

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date:	$—

We invest a portion of our cash balance into short-term interest bearing money market funds that have a maturity of less than ninety days. Consequently, the balances are recorded in cash and cash equivalents. The funds are held with open-ended registered investment companies and the fair value of the fund is classified as level one as we are able to obtain market available pricing information on an ongoing basis.

Our derivative instruments are foreign currency exchange rate instruments and interest rate swaps. The instruments are valued using an income approach with factors such as interest rates and yield curves, which represent market observable inputs and are generally classified as level two. Credit valuation adjustments may be made to ensure that derivatives are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and the Company’s nonperformance risk. As of June 30, 2009, the credit valuation adjustments are not material. See Note 19 for further details on our derivative instruments.

5.	PROPERTY AND EQUIPMENT

Property and equipment at cost as of June 30, 2009 and December 31, 2008 consist of the following:

	2009	2008
Land	$560	$560
Buildings	3,276	3,158
Leasehold improvements	264	234
Furniture, equipment and computers	1,077	1,057
Construction in progress	235	202

	5,412	5,211
Less accumulated depreciation	(1,796)	(1,716)

Total	$3,616	$3,495

Depreciation expense from continuing operations was $123 million and $117 million for the six months ended June 30, 2009 and 2008, respectively. The net book value of capital leased assets at June 30, 2009 and December 31, 2008, was $235 million and $242 million, respectively, which is net of accumulated depreciation of $24 million and $17 million, respectively. Capitalized interest for the six months ended June 30, 2009 and 2008 was $6 million and $8 million, respectively.

6.	NOTES RECEIVABLE

Notes receivable at June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009	December 31, 2008
Senior loan receivable to provide acquisition financing to a hospitality venture investment in Hawaii, interest set at 30-day LIBOR + 3.8% due monthly, principal matures July 2010 (see below)	$278	$278
Mortgages receivable from individuals participating in timeshare investment activities at various interest rates with varying payments through 2018 (see below)	72	83
Mortgage receivables from franchisees, interest rates between 5.5% and 7.5%, due 2011 and 2012 (see below)	47	46
Note receivable from a third party guarantor related to the operations of an Australian hotel, 6.5% interest, principal and interest payable as per agreement; amounts fully reserved	15	13
Note receivable from third party owned hotel in Poland, 6.8% effective interest, due quarterly, matures 2018; amounts fully reserved	10	10
Loan receivable from a hotel in Buenos Aires, 6.0% interest due annually, matures October 2016	6	5
Loan receivable from affiliated hotel company in Maryland, 9.0% interest due monthly based on available net revenues, matures November 2029	5	5
Subscription receivable due annually through settlement	—	14
Other	30	25

	463	479
Less allowance for losses	(58)	(54)
Less current portion included in receivables	(9)	(15)

Total	$396	$410

Senior Loan Receivable—On July 16, 2008, the Company provided financing to a subsidiary of W2007 Waikiki Holdings, LLC (“W2007”). W2007 is an unconsolidated hospitality venture, which is accounted for under the equity method (see Note 3) and was formed to acquire ownership of a hotel property in Hawaii. The loan is collateralized by the hotel property and there is a recorded mortgage consent by the ground lessors. The loan has a stated maturity date of 2010 with three, one-year options to extend through 2013.

Timeshare Mortgages Receivable—These receivables reflect the amounts due from our financing of timeshare interval sales. We carry mortgages receivable at amortized cost in current and long-term receivables. We recognize interest income as earned and provide an allowance for cancellations and defaults. As of June 30, 2009 and December 31, 2008, the allowance for such timeshare mortgages was $15 million and $16 million, respectively. As of June 30, 2009, the weighted-average interest rate on timeshare mortgages receivable was 14.1%. The adequacy of the allowance is determined by management through the analysis of several factors, such as current economic conditions, industry trends, defaults, past due aging and historical write-offs of mortgages and contracts receivable. The allowance is maintained at a level believed adequate by management based on a periodic analysis of the mortgage portfolio.

Mortgages receivable held by the Company as of June 30, 2009 are scheduled to mature as follows:

Years Ending December 31,	Amount
Remainder of 2009	$4
2010	8
2011	8
2012	8
2013	9
2014	10
Thereafter	25

Total mortgages receivable	72
Less allowance	(15)

Net mortgages receivable	$57

Mortgages Receivable from Franchisees—These receivables reflect financing provided to certain franchisees for the renovations and conversion of certain franchised hotels. As of June 30, 2009, five mortgages have been provided to franchisees with a total loan commitment of $47 million, which have been fully funded. These mortgages receivable are collateralized by the underlying properties and all loans accrue interest at fixed rates ranging between 5.5% and 7.5%.

Mortgages receivable held by the Company as of June 30, 2009 are scheduled to mature as follows:

Years Ending December 31	Amount
Remainder of 2009	$—
2010	1
2011	29
2012	17
2013	—
2014	—
Thereafter	—

Total mortgages receivable	47
Less allowance	—

Net mortgages receivable	$47

Fair Value—In accordance with FASB Statement No. 107, the Company estimated the fair value of notes receivable to approximate $370 million and $413 million as of June 30, 2009 and December 31, 2008, respectively. We estimated the fair value of notes receivables using discounted cash flow analyses based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate interest and discount rates. Fluctuations in these assumptions will result in different estimates of fair value.

7.	GOODWILL AND INTANGIBLE ASSETS

We review the carrying value of all our goodwill in accordance with FASB Statement No. 142, by comparing the carrying value of our reporting units to their fair values in the two-step process. We define a reporting unit at the individual property or business level. We are required to perform this comparison at least annually or more frequently if circumstances indicate that a possible impairment exists. When determining fair value in step one, we utilize internally developed discounted future cash flow models, third party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we utilize various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flow, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-term planning process. We then compare the estimated fair value to our carrying value. If the carrying value is in excess of the fair value, we must determine our implied fair value of goodwill to measure if any impairment charge is necessary. The determination of our implied fair value requires the allocation of the reporting unit’s estimated fair value to the individual assets and liabilities of the reporting unit as if we had completed a business combination. We perform the allocation based on our knowledge of the reporting unit, the market in which they operate, and our overall knowledge of the hospitality industry.

The following is a summary of changes in the carrying amount of goodwill for the six months ended June 30, 2009:

	Balance at January 1, 2009	Activity during 2009	Balance at June 30, 2009
Owned and Leased Hotels	$83	$—	$83
Management and Franchising—North America	33	—	33
Management and Franchising—International	—	—	—
Corporate and Other	4	—	4

Total	$120	$—	$120

Definite lived intangible assets primarily include acquired management and franchise contracts, contract acquisition costs, and acquired lease rights. Franchise contracts are amortized on a straight-line basis over their contract terms, which are typically 20 years. Contract acquisition costs are generally amortized on a straight-line basis over the life of the management contracts, which range from approximately 10 to 40 years. Acquired lease rights are amortized on a straight-line basis over the lease term. Definite lived intangibles are tested for impairment whenever indicators of impairment arise. During the six months ended June 30, 2009 and 2008, we recorded impairment charges of $5 million and $0, respectively, which are included in asset impairments on the consolidated statements of income (loss) and relate to intangible assets with definite lives. The $5 million charge recorded in 2009 related to the full amount of an intangible asset relating to a management agreement covering certain select service hotels in our North American management and franchising segment. During the six months ended June 30, 2009, we determined a triggering event occurred indicating a possible impairment of the respective definite lived intangible asset described above. After comparing the projected undiscounted cash flows derived from the respective management agreement to the carrying value of the intangible asset we determined that an impairment existed. The impairment charge represents the difference between the fair value and the carrying value of the intangible asset. The fair value was estimated by utilizing discounted projected cash flows.

The following is a summary of intangible assets at June 30, 2009 and December 31, 2008:

	2009	Weighted Average Useful Lives	2008
Acquired lease rights	$152	110	$122
Contract acquisition costs	127	20	124
Franchise intangibles	51	22	56
Brand intangibles	11	7	11
Other	2	6	3

	343		316
Accumulated amortization	(67)		(60)

Intangibles, net	$276		$256

Amortization expense relating to intangible assets for the six months ended June 30, 2009 and 2008, was $7 million and $8 million, respectively.

We estimate amortization expense for the definite lived intangibles for the years 2009 through 2014 to be:

Years Ending December 31,
Remainder of 2009	$8
2010	13
2011	14
2012	12
2013	12
2014	12

8.	OTHER ASSETS

Other assets primarily consist of marketable securities and deferred financing charges. Marketable securities are primarily held for the Gold Passport Fund (see Note 2) and to fund certain deferred compensation plans (see Note 10).

Marketable Securities—At June 30, 2009 and December 31, 2008, total marketable securities carried at fair value and included in the consolidated balance sheets were as follows:

	June 30, 2009	December 31, 2008
Marketable securities held by the Gold Passport Fund	$269	$266
Marketable securities held to fund deferred compensation plans	162	163
Other marketable securities	18	15

Total marketable securities	449	444
Less current portion of marketable securities included in prepaids and other assets	(45)	(28)

Marketable securities included in other assets	$404	$416

Included in net gains (losses) and interest income from marketable securities held to fund operating programs in the consolidated statements of income (loss) are $2 million and $1 million, respectively of realized and unrealized gains (losses) and interest income, net related to marketable securities held by the Gold Passport Fund for the six months ended June 30, 2009 and 2008. Also included are $6 million and $(8) million, of net realized and unrealized gains (losses) related to marketable securities held to fund deferred compensation plans for the six months ended June 30, 2009 and 2008, respectively.

9.	DEBT

Debt as of June 30, 2009 and December 31, 2008 consists of the following:

	June 30, 2009	December 31, 2008
Senior subordinated notes—5.84%	$—	$600
9.26% twenty-five year mortgage	59	61
British pound denominated hotel loans	180	159
Euro denominated hotel loans	72	72
Fixed rate mortgages and notes payable—6.0%—10.07%, collateralized by related land, buildings and improvements, and other related assets, payable in monthly, quarterly and annual principal and interest installments, maturing through 2016	80	82
Revolving credit facility	—	30
Other (various, maturing through 2010)	4	5

Long-term debt before capital lease obligations	395	1,009
Capital lease obligations	217	238

Total debt	612	1,247
Less current maturities	(17)	(38)

Total long-term debt, net of current maturities	$595	$1,209

Under existing agreements, contractual maturities of debt for the next five years and thereafter are as follows:

Remainder of 2009	$10
2010	16
2011	324
2012	7
2013	8
2014	196
Thereafter	51

Total	$612

5.84% Senior Subordinated Notes—On August 28, 2007, the Company issued $500 million of Notes to an independent third party, combined with the Subscription Agreement that requires the purchaser to acquire a variable number of Hyatt Hotels Corporation common stock (“HHC Common Stock”) at a future date, as defined, for $500 million in cash. On October 25, 2007, the Company issued $100 million of additional Notes to an independent third party, combined with a Subscription Agreement for $100 million in cash. The purchasers’ obligations under the Subscription Agreements are secured by a pledge of the Notes to the Company.

On May 13, 2009, HHC repurchased and cancelled the outstanding senior subordinated notes for $600 million plus $88 million in make whole interest and early settlement premiums. Other income (loss) includes these costs plus the write off of $5 million in deferred financing costs associated with these notes. In addition, the Company received $11 million due to us under the Subscription Agreement. See Note 13 for details of this transaction.

9.26% Twenty Five Year Mortgage—On June 1, 2007, the Company acquired the Hyatt Regency San Antonio Riverwalk, which included the assumption of debt with a fair value of $67 million at the date of acquisition. The debt has a stated interest rate of 9.26% and a maturity date of 2021. Additionally, the Company may repay the debt at the optional prepayment date of September 11, 2011, without penalty.

Hotel Loans in British Pounds (GBP)—On November 30, 2007, the Company purchased the remaining interest in the Great Eastern Hotel Holding Company, which included the assumption of debt. The total balance of debt at June 30, 2009 and December 31, 2008 was GBP 109 million and GBP 110 million ($180 million and $159 million), respectively, and included a primary loan and a subordinated loan, both maturing on March 13, 2011. The loans are secured by the pledged shares of its wholly owned subsidiary and shareholder loans. The interest rate applicable to the primary loan is calculated at GBP LIBOR, plus 0.9%. The interest rate applicable to the subordinated loan is calculated at GBP LIBOR, plus 4%. As part of the acquisition, the Company also assumed an interest rate swap that converts this variable rate exposure to a fixed rate. The swap contains a floating rate option, which exchanges the variable GBP LIBOR rates on the primary and subordinated notes described in Note 19 to a fixed rate of 4.91%. Therefore, the net effective interest rate for both the primary and subordinated loans is 6.16%. The annual principal payments of 1% of the loan balance began in March 2009.

Hotel Loans in Euro—On February 28, 2006, the Company purchased the remaining interest in the Park Hyatt Paris Vendome, which included the assumption of debt. The balance of debt at June 30, 2009 and December 31, 2008, was euro 51 million ($72 million) and euro 51 million ($72 million), respectively, and includes a primary loan and a subordinated loan. The primary loan matures on April 14, 2017, and the interest rate applicable to this loan is calculated at EURIBOR, plus 1.25%. The subordinated loan matures on November 30, 2011, and the interest rate applicable to this loan is calculated at EURIBOR, plus 0.7%. As part of the acquisition, the Company also assumed an interest rate swap that converts a portion of this variable rate exposure to a fixed rate under most EURIBOR scenarios. The net effective interest rate on these loans as of June 30, 2009 was 7.33%.

Revolving Credit Facility—On June 29, 2005, the Company entered into a five-year, $1.0 billion revolving credit facility with a group of banks, which is set to expire on June 29, 2010. The interest rate applicable to borrowings under this facility is calculated at LIBOR plus a margin. The margin varies depending on the Company’s credit rating with the major rating agencies and includes a facility fee, which is charged regardless of the level of borrowings. As of June 30, 2009, the applicable rate for a 30-day borrowing would have been LIBOR plus 0.5%, or 0.81%, inclusive of the facility fee. There was an outstanding balance of $0 and $30 million on this credit facility at June 30, 2009 and December 31, 2008, respectively. In July 2009, we extended the maturity and increased the borrowing availability under our revolving credit facility to $1.5 billion, for further details refer to Note 22. At June 30, 2009 and December 31, 2008, the Company had entered into various letter of credit agreements for $88 million and $89 million, respectively, which reduced its available capacity under this revolving credit facility. The available line of credit on our revolving credit facility at June 30, 2009 was $912 million.

The Company also had a total of $21 million and $21 million of letters of credit issued through additional banks as of June 30, 2009 and December 31, 2008, respectively.

Certain of the long-term debt and revolving credit agreements contain financial covenants requiring that certain financial measures be met such as maintaining a minimum net worth, not to exceed a maximum ratio of debt to earnings before interest, tax, depreciation and amortization (EBITDA), not to fall below a minimum ratio of EBITDA to interest expense, or adherence to a maximum loan-to-value ratio. The Company is in compliance with all covenants as of June 30, 2009.

Fair Value—The Company estimated the fair value of long-term debt, excluding capital lease obligations, at approximately $395 million and $825 million at June 30, 2009 and December 31, 2008, respectively. We estimated the fair value of long-term debt using a discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate interest and discount rates. Fluctuations in these assumptions will result in different estimates of fair value.

10.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities at June 30, 2009 and December 31, 2008 consist of the following:

	2009	2008
Hyatt Gold Passport Fund (see Note 2 and 8)	$239	$250
Deferred Compensation Plans (see Note 11)	162	163
Other accrued income taxes (see Note 12)	98	91
Deferred income taxes (see Note 12)	36	31
Deferred incentive compensation plans (see Note 11)	36	36
Deferred gains on sale of hotel properties	31	32
Defined benefit plans (see Note 11)	16	16
Other	52	46

Total	$670	$665

11.	EMPLOYEE BENEFIT PLANS

Defined Benefit Plans—The Company sponsors supplemental executive retirement plans consisting of funded and unfunded defined benefit plans for certain executives. In 2008 we merged our foreign funded and U.S. unfunded plans for active participants into our deferred compensation plans. For the six months ended June 30, 2009 and 2008, net periodic pension cost of $1 million and $2 million, respectively, was recognized on the unfunded U.S. plan. There was no net periodic pension cost recognized on the Foreign Funded Plan for the six months ended June 30, 2009, as all benefits from this plan were settled in full at the end of 2008. For the six months ended June 30, 2008, the Foreign Funded Plan recognized $5 million of net periodic pension cost.

Defined Contribution Plans—The Company provides retirement benefits to certain qualified employees under the Retirement Savings Plan, the Field Retirement Plan, and other related plans. The Company records expenses related to the Retirement Savings Plan based on a percentage of qualified employee contributions on stipulated amounts; a substantial portion of these contributions are included in the “Other revenues from managed properties” and “Other costs from managed properties” lines in the consolidated statements of income (loss) as the costs of these programs are largely related to employees located at lodging properties managed by the Company and are therefore charged to the property owners. For the six months ended June 30, 2009 and 2008, costs related to these contribution plans were $16 million and $16 million, respectively. Certain portions of these contributions are funded in rabbi trusts, as described below.

Deferred Compensation Plans—We provide nonqualified deferred compensation plans for certain employees. These plans are funded through contributions to rabbi trusts. Contributions and investment elections are determined by the employees. The Company also provides contributions according to a preapproved formula. A portion of these contributions relate to hotel property level employees, which are reimbursable to us and are included in the other revenues and costs from managed properties lines in the consolidated statements of income. For the six months ended June 30, 2009 and 2008, costs related to these compensation plans were $1 million and $1 million, respectively.

As of June 30, 2009 and December 31, 2008, the plans are fully funded in rabbi trusts. The assets of the plans are invested in mutual funds, which are recorded in other noncurrent assets in the consolidated balance sheets (see Note 8). The related deferred compensation liability is recorded in other long-term liabilities. All investment earnings and contributions will be paid to the participating employees upon the earlier of either termination of employment or retirement pursuant to a designated payment date.

Deferred Incentive Compensation Plans—The deferred incentive compensation plans consist of funded and unfunded defined contribution plans for certain executives. Benefits are discretionary and are based primarily on achievement of certain operational goals and objectives. Participant benefits vest over time and are payable at either the later of retirement or upon termination of employment at age 55. For the six months ended June 30, 2009 and 2008, costs related to these compensation plans were $1 million and $1 million, respectively.

12.	INCOME TAXES

The effective income tax rate from continuing operations for the six-month period ended June 30, 2009 and 2008 was 27.1% and 38.0% respectively. Total unrecognized tax benefits at June 30, 2009 and December 31, 2008 were $83 million and $87 million respectively, of which $56 million and $62 million respectively, would impact the effective tax rate if recognized.

In accordance with our accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Total gross accrued interest and penalties were $66 million and $58 million at June 30, 2009 and December 31, 2008, respectively. Interest and penalties of $10 million and $8 million were recognized as a component of income tax expense during the six-month period ended June 30, 2009 and 2008, respectively.

It is reasonably possible that a reduction of up to $45 million of unrecognized tax benefits, accrued interest, and penalties could occur within twelve months from the resolution of audit examinations and the expiration of certain tax statutes for taxable years ended through 2005.

Prior to July 1, 2004, Hyatt Corporation was a member of the H Group Holding, Inc. consolidated group (“Former Parent”). Hyatt Corporation filed its own consolidated income tax return for the second half of 2004. The Former Parent, Hyatt Corporation and another related party entered into a Tax Separation Agreement (“Agreement”) during 2004 in connection with the formation of the Company. As part of the Agreement, Hyatt Corporation agreed to indemnify the Former Parent for all pre-June 30, 2004 taxes attributable to Hyatt Corporation calculated as if it were a separate consolidated group. Unrecognized tax benefits of $4 million were reclassified to other accrued expenses in the current year to record amounts due to the Former Parent in accordance with the Agreement.

AIC Holding Co, Inc (“AIC”), a subsidiary of the Company, filed consolidated income tax returns for taxable years through December 31, 2004. The IRS has examined the AIC returns and concluded all federal income tax matters for all years through the taxable year ended December 31, 2002.

The Internal Revenue Service completed its examination of the consolidated federal income tax returns for the taxable years ending December 31, 2003, 2004 and 2005 for the Former Parent and Hyatt Corporation. Following are the consolidated federal income tax returns that were examined: the Former Parent for the taxable years ended December 31, 2003, 2004 and 2005, Hyatt Corporation for the short-period ended December 31, 2004; AIC for the taxable years ended December 31, 2003 and 2004 and the Company for the taxable years ended December 31, 2004 and 2005. The Company, Hyatt Corporation, AIC and the Former Parent filed protests with the IRS Appeals Office contesting certain proposed examination liabilities. The Former Parent also continues to protest certain proposed adjustments that primarily involve benefits for the taxable year ended January 31, 2001. The IRS proposed adjustments of $42 million that relate to the Company are currently being protested with the IRS Appeals Office. A portion of this potential liability has been accrued based on the Company’s analyses of these items under FASB Interpretation No. 48. Federal income tax returns for all subsequent taxable years remain subject to examination by the IRS.

The Company is under audit by various state and foreign tax authorities. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period generally of up to one year after formal notification to the states. The statute of limitations for the foreign jurisdictions ranges from three to ten years after filing the respective tax return.

The Company has unrecognized tax benefits related to the various audits noted above. The ultimate outcome and the related liability for these matters cannot be fully determined at this time, however, the Company believes the payments made in prior years and the unrecognized tax benefits provided are adequate to cover any future liability.

13.	STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Comprehensive Loss—Comprehensive loss primarily relates to reported earnings (losses), foreign currency translation, changes in unrecognized pension cost and changes in the value of the effective portion of cash flow hedges.

The following table summarizes components of accumulated other comprehensive loss at June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Foreign currency translation adjustments, net of income taxes of $8 million and $8 million in 2009 and 2008, respectively	$(58)	$(54)
Unrecognized pension cost, net of income taxes of $2 million and $2 million in 2009 and 2008, respectively	(4)	(4)
Unrealized loss on hedge activity net of income taxes of $1 million and $1 million in 2009 and 2008, respectively	(2)	(2)

Total accumulated other comprehensive loss	$(64)	$(60)

Senior Subordinated Notes and Stock Purchase Forward Agreement—On August 28, 2007, the Company issued $500 million of 5.84% senior subordinated notes due 2013 (“Notes”) to an independent third party. At the same time, the Company entered into a stock purchase forward agreement (“Subscription Agreement”) with that independent third party, which required such third party to acquire a variable number of shares of the Company’s Common Stock for a total of $500 million in cash. This independent third party also received a seat on the Company’s Board of Directors. On October 25, 2007, the Company issued $100 million of additional Notes to, and executed an amendment to the Subscription Agreement with, a second independent third party that required such independent third party to acquire a variable number of shares of the Company’s Common Stock for a total of $100 million in cash. On May 13 and May 18, 2009, HHC repurchased and cancelled the outstanding Notes for $600 million plus $88 million in make whole interest and early settlement premiums. Other income (loss) includes these costs plus the write off of $5 million in deferred financing costs associated with these Notes.

Under the Subscription Agreement, the purchasers were required to pay to the Company a subscription fee of 0.84% per year of the purchase price through the settlement date, as defined below.

The fair value of the subscription receivable of $18 million was recorded as additional paid-in capital at the date the Subscription Agreement was executed. The purchase of shares of HHC Common Stock under the Subscription Agreement was mandatory on September 1, 2011, or earlier in the event of a change of control of the Company or an initial public offering of the Company’s Common Stock (the “Settlement Date”). The purchase of the shares of HHC Common Stock was to have been settled in cash in exchange for a variable number of HHC Common Stock based upon the fair value per share of HHC Common Stock on the Settlement Date. If the fair value per share of the Company’s Common Stock on the Settlement Date was less than or equal to $55.28, the purchasers would be obligated to purchase shares of Common Stock from the Company at a price of $55.28 per share. The purchasers’ obligations under the Subscription Agreements were secured by a pledge of the Notes to the Company. In connection with the repurchase of the Notes, on May 13 and May 18, 2009, the purchasers and the Company agreed to early settle their rights and obligations under the Subscription Agreement. Such settlement included a purchase of the Company’s Common Stock by the purchasers on the terms of the Subscription Agreement. Accordingly, the purchasers purchased 10,853,142 shares of Common Stock for $600 million, for a purchase price per share of $55.28. As part of this transaction the Company recognized $13 million of transaction costs as a reduction of additional paid in capital. These costs have been deferred from the date of the original Subscription Agreement. In addition, the Company received the remaining $11 million due to us under the Subscription Agreement.

Preferred Stock—On August 28, 2007, the Company issued 100,000 shares of newly designated stock (“Convertible Preferred Stock”) for $500 million to an independent third party investor. The Convertible Preferred Stock is currently convertible into approximately 8,140,671 shares of HHC Common Stock. The holder of the Convertible Preferred Stock also received a seat on the Company’s Board of Directors. Conversion is at the option of the holder. The Convertible Preferred Stock participates in dividends and distributions equivalent to the HHC Common Stock on an if-converted basis. In addition, the Convertible Preferred Stock also participates in any liquidation, dissolution, or winding up on an equivalent basis as the HHC Common Stock. The Convertible Preferred Stock is non-voting. The Convertible Preferred Stock may be sold or transferred only in accordance with the terms of the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, the Company has the right but not the obligation to acquire the stock from any selling stockholder. In addition, the holder of the Convertible Preferred Stock can request that the Company register for issuance any of its common stock, subject to certain limitations. On May 14, 2009, the investor elected to convert its 100,000 shares of Convertible Preferred Stock to 8,140,671 shares of HHC Common Stock.

Common Stock—On May 14, 2009, the Company sold 29,195,198 shares of HHC Common Stock at $26 per share in exchange for $755 million in cash, net of $4 million in transaction costs through a rights offering to certain of our existing investors and their affiliates.

14.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, we enter into various commitments, guarantees, surety bonds and letter of credit agreements, which are discussed below:

Guarantees and Commitments—As of June 30, 2009, we are committed, under certain conditions, to loan or invest up to $58 million in various business ventures.

Certain of our hotel lease or management agreements contain performance test clauses that stipulate certain minimum levels of operating performance. We guarantee certain of our hotel owners certain levels of hotel profitability based on various metrics. These performance test clauses provide us the option to fund a shortfall in profit performance. If we choose not to fund the shortfall the hotel owner has the option to terminate the management contract. As of June 30, 2009, no amounts had been accrued related to these performance guarantees. In addition, we have one management agreement where we are required to make payments based on specified thresholds and have recorded $3 million under this agreement in the six months ended June 30, 2009. The remaining maximum potential payments related to this agreement are $35 million through 2030.

We have entered into various loan, lease, completion and repayment guarantees related to investments held in hotel operations. The maximum exposure as of June 30, 2009 is $22 million. There was no accrual recorded as of June 30, 2009 related to these guarantees as the likelihood of performance under these guarantees is determined to be remote.

In connection with a Canadian property, a subsidiary of the Company guaranteed the payment of certain Canadian tax liabilities, to the extent they become payable under the contract. The tax liability has been deferred until any one of a number of events, as defined in the contract, causes the liability to become payable. The potential future liability under this guarantee as of June 30, 2009 is 7 million Canadian dollars ($6 million). There was no liability recorded as of June 30, 2009, related to this guarantee as the likelihood of performance was deemed to be remote.

Surety Bonds—Surety bonds issued on behalf of the Company totaled $24 million at June 30, 2009, and primarily relate to workers’ compensation, taxes, licenses and utilities related to our lodging operations.

Letters of Credit—Letters of credit outstanding on the Company’s behalf as of June 30, 2009, totaled $109 million, the majority of which relate to the ongoing operations of the Company. Of the $109 million letters of credit outstanding, $88 million reduces the available capacity under the revolving credit facility (see Note 9).

Capital Expenditures—As part of our ongoing business operations, significant expenditures are required to complete renovation projects that have been approved.

Other—The Company acts as general partner in various partnerships owning hotel facilities, which are subject to mortgage indebtedness. These mortgage agreements generally limit the lender’s recourse to security interests in assets financed and/or other assets of the partnership and/or the general partner(s) thereof.

The Company is subject from time to time to various claims and contingencies related to lawsuits, taxes and environmental matters, as well as commitments under contractual obligations. Many of these claims are covered under the current insurance programs, subject to deductibles. For those matters not covered by insurance we reasonably recognize a liability associated with the commitments or contingencies when a loss is probable and reasonably estimable. Although the ultimate liability for these matters cannot be determined at this point, based on information currently available, the Company does not expect that the ultimate resolution of such claims and litigation will have a material adverse effect on its consolidated financial statements.

15.	STOCK-BASED COMPENSATION

As part of the Company’s long-term incentive plan, the Company awards Stock Appreciation Rights (“SARs”) and Restricted Stock Units (“RSUs”) to certain executives.

Stock Appreciation Rights—Each vested SAR gives the holder the right to the difference between the value of a Hyatt Hotels Corporation common share at the exercise date and the value of a common share at the grant date. Vested SARs can be exercised annually over their life during the “exercise window” period as determined by the plan. The plan requires settlement in Hyatt Hotels Corporation common shares. The Company is accounting for these SARs as equity instruments per the provisions of FASB Statement No. 123(R), Share-Based Payments. The Company recognized $5 million and $4 million, respectively of total compensation expense for SARs for each of the six months ended June 30, 2009 and 2008, respectively. The income tax benefit was $2 million and $2 million for the six months ended June 30, 2009 and 2008, respectively.

In October 2006, the Company granted 584,375 SARs. Associated with those grants, the Company recognized $1 million and $2 million, respectively of compensation expense for each of the six months ended June 30, 2009 and 2008, respectively. With the exception of one award, the terms of all SARs granted in October were identical in all respects. The only difference between the group of identical awards (“Group A awards”) and the exception award (“Group B award”) relates to the timing of the vesting of the SARs. The Group A awards of 515,625 SARs vest over a four-year service period, with 25% of these SARs vesting in October of each year beginning in October 2007. The Group B award of 68,750 SARs vests 0% in 2007, 33.3% in October 2008, 33.3% in October 2009, and 33.3% in October 2010. Each of these SARs has a 10-year life, expiring in October 2016.

In July and November 2007, the Company granted 740,000 and 16,500 SARs, respectively. Associated with those grants, the Company recognized $2 million and $2 million, respectively of compensation expense for each of the six months ended June 30, 2009 and 2008, respectively. With the exception of one award, the terms of all the SARs granted in July were identical in all respects. The only difference between Group A and Group B relates to the timing of the vesting of the SARs. The Group A award of 425,000 vests over a four-year service period, with 25% of these SARs vesting in December of each year beginning in December 2007. The Group B award of 315,000 vests over a four-year service period, with 25% of these SARs vesting in March of each year beginning in March 2008. Group C was granted in November 2007 and vests over a four-year service period, with 25% of these SARs vesting in August of each year beginning in August 2008. Each of these SARs has a 10-year contractual term, expiring in 2017.

In May 2008, the Company granted 284,637 SARs. Associated with those grants, the Company recognized $1 million and $0.3 million, respectively of compensation expense for each of the six months ended June 30, 2009 and 2008, respectively. The 2008 SAR awards are all identical and vest over a four-year service period, with 25% of these SARs vesting in April of each year beginning in April 2009. Each of these SARs has a 10-year contractual term, expiring in 2018.

In May 2009, the Company granted 492,210 SARs. Associated with those grants, the Company recognized $0.3 million of compensation expense for the six months ended June 30, 2009. The 2009 SAR awards are all identical and vest over a four-year service period, with 25% of these SARs vesting in April of each year beginning in April 2010. Each of these SARs has a 10-year contractual term, expiring in 2019.

The weighted average grant date fair value for the awards granted in 2009, 2008, 2007 and 2006 was $14.40, $26.00, $24.38 and $19.04, respectively.

The fair value of each SAR was estimated on the date of grant using the Black-Scholes-Merton option-valuation model with the following assumptions:

	2006 Group A	2006 Group B	2007 Group A	2007 Group B	2007 Group C	2008 Group A	2009 Group A
Exercise Price	$49.90	$49.90	$62.80	$62.80	$61.42	$58.18	$26.00
Expected Life in Years	6.25	6.5	5.983	6.124	6.116	6.208	6.196
Risk-free Interest Rate	4.65%	4.65%	4.92%	4.92%	3.94%	3.36%	2.42%
Expected Volatility	27.50%	27.50%	28.50%	28.50%	38.00%	40.00%	56.50%
Annual Dividend Yield	0%	0%	0%	0%	0%	0%	0%

The Company used an estimated forfeiture rate of 0% because only a small group of executives received these grants and the Company has limited historical data on which to base these estimates. At June 30, 2009, the Company had $20 million of unearned compensation expense associated with SARs that will be earned over the next five years. The Company records the compensation expense earned for SARs on a straight-line basis from the date of grant. The exercise price of these SARs was the fair value of the Company’s common stock at the grant date, based on a valuation of the Company. The expected life was estimated based on the midpoint between the vesting period and the contractual life of each SAR, per guidance from the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 and No. 110. The risk-free interest rate was based on U.S. Treasury instruments with similar expected life. The expected volatility was estimated using the average implied volatility of exchange-traded options of the Company’s major publicly traded competitors.

A summary of SAR activity as of June 30, 2009, and changes during the six months then ended, is presented below:

	SAR Units	Weighted Average Exercise Price (in whole dollars)	Weighted Average Contractual Term
Outstanding at December 31, 2008:	1,380,742	$57.98	8.44
Granted	492,210	26.00	9.95
Exercised	—	—	—
Forfeited or cancelled	—	—	—

Outstanding at June 30, 2009:	1,872,952	$49.58	8.47
Exercisable as of June 30, 2009:	645,196	$57.74	7.83

In May 2008, an award was modified and in May and December 2008, other awards were forfeited. As is consistent with the guidance in FASB Statement No. 123(R), the Company reversed compensation expense associated with unvested, forfeited awards and recognized additional compensation expense of $0.3 million in the second quarter of 2008 for the modified awards.

Restricted Stock Units—The Company recognized $3 million and $2 million, respectively, of total compensation expense for RSUs for each of the six months ended June 30, 2009 and 2008, respectively. The income tax benefit was $1 million and $1 million for the six months ended June 30, 2009 and 2008, respectively.

Each vested RSU will be settled with a single share of Hyatt Hotels Corporation common stock. The value of the RSUs was based on a valuation of the Company’s common stock.

Grant Date	RSUs	Value	Total Value (in millions)	Vesting Period
December 2006	105,000	$62.80	$7	3 years
May 2008	206,007	$58.18	$12	4 years
September 2008	20,335	$58.18	$1	4 years & 10 years
May 2009	116,346	$26.00	$3	4 years
May 2009	160,378	$26.00	$4	Immediately to 11 years

In December 2008, 14,147 RSUs from the May grant were forfeited. As is consistent with the guidance in FASB Statement No. 123(R), the Company reversed compensation expense associated with the unvested, forfeited awards.

The Company records compensation expense earned for RSUs on a straight-line basis from the date of grant.

A summary of the status of the non-vested restricted stock unit awards outstanding under the plan as of June 30, 2009 is presented below:

	Restricted Stock Units	Weighted Average Grant Date Fair Value (in whole dollars)
Nonvested at December 31, 2008:	245,945	$58.84
Granted	276,725	26.00
Vested	(39,405)	44.28
Forfeited or cancelled	—	—

Nonvested at June 30, 2009:	483,265	$41.22

The Company’s total unearned compensation for its stock-based compensation programs as of June 30, 2009 was $20 million for SARs and $16 million for RSUs, which will be recorded to compensation expense over the next eleven years as follows:

	2009	2010	2011	2012	2013 +	Total
SARs	$5	$9	$4	$2	$—	$20
RSUs	3	4	4	2	3	16

Total	$8	$13	$8	$4	$3	$36

Director Deferred Compensation Plan—In July 2007, the Company adopted the Deferred Compensation Plan for its Board of Directors. Under the plan provisions, a director may elect to defer portions of the annual compensation package to be paid at a date in the future. The annual compensation package is comprised of fees paid in cash and stock. The plan is being accounted for under the provisions of FASB Statement No. 123R and other applicable guidance. As of June 30, 2009 and December 31, 2008, the Company has recorded a liability for $0.4 million and $1 million, respectively, associated with the stock-based portion of this plan.

16.	LEASES

We lease hotels and equipment under a combination of capital and operating leases, which generally require us to pay taxes, maintenance, and insurance. Most of the leases contain renewal options, which enable us to retain use of the facilities in desirable operating areas.

The operating leases for the majority of our leased hotels call for the calculation of rental payments to be based on a percentage of the operating profit of the hotel, as defined by contract. As a result, future lease payments related to these leases are contingent upon operating results and are not included in the table below.

The future minimum lease payments due in each of the next five years and thereafter are as follows:

Years Ending December 31,	Operating Leases	Capital Leases
2009	$16	$9
2010	30	17
2011	27	16
2012	25	16
2013	24	16
2014	24	195
Thereafter	261	21

Total minimum lease payments	$407	$290

Less amount representing interest		(73)

Present value of minimum lease payments		$217

Hyatt Regency Grand Cypress—On April 9, 2007, the Company signed a 30-year lease agreement with the owners of the Hyatt Regency Grand Cypress to lease the hotel, including the land, as well as a parcel of land adjacent to the hotel. This lease agreement includes an option, at the Company’s discretion, to purchase the hotel, including the land, and the adjacent parcel of land for $200 million in the eighth lease year, or in the tenth lease year for $220 million or in the fifteenth lease year for $255 million. Separately, the lease agreement includes an option, at the Company’s discretion, to purchase the land adjacent to the hotel for $10 million at any time through the fifteenth lease year, which would reduce the option price of the hotel and land accordingly. On August 28, 2007, the Company exercised this option and purchased the adjacent land. This lease qualifies as a capital lease under FASB Statement No. 13, and, accordingly, the operating results of the hotel have been consolidated by the Company as of April 9, 2007. The leased assets are included in property and equipment, net, in the amount of $227 million. The lease agreement includes a commitment to spend $30 million on improvements to the property within the first five years. As of June 30, 2009, the full amount has been contracted and $27 million has been paid. Total minimum lease payments were calculated over the seven years of the lease term assuming that the Company will exercise the option to purchase the hotel and land in the eighth lease year. The Company is responsible for all operating costs related to the property, including insurance, maintenance, and taxes.

Hyatt Center—We lease our corporate office space at the Hyatt Center in Chicago, Illinois, from a related party. Under our master lease for Hyatt Center, we have entered into sublease agreements with certain related parties. The total minimum rentals to be received in the future under these noncancelable operating subleases as of June 30, 2009, are $44 million through 2020.

A summary of rent expense from continuing operations for all operating leases as of June 30 is as follows:

	2009	2008
Minimum rentals	$11	$8
Contingent rentals	19	31

Total	$30	$39

The Company leases retail space at its owned hotel locations under operating leases. The future minimum lease receipts scheduled to be received in each of the next five years and thereafter are as follows:

Years Ending December 31,	Amount
2009	$11
2010	22
2011	21
2012	20
2013	18
2014	16
Thereafter	32

Total minimum lease receipts	$140

17.	ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

Acquisitions—The Company continually assesses strategic acquisitions to complement its current business. Assets acquired and liabilities assumed in business combinations were recorded on the Company’s consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the consolidated statements of income (loss) since their respective dates of acquisition. In certain circumstances, the purchase price allocations are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses. There were no contingent payments, options, or commitments specified in any of the following acquisition agreements unless as otherwise disclosed below.

Hyatt Regency Boston—On February 17, 2009, a subsidiary of the Company acquired the assets of the Hyatt Regency Boston, a 498-room hotel, for a total purchase price of $110 million.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the owned and leased hotels segment for the acquisition. Total consideration paid was $110 million.

Receivables	$2
Other current assets	1
Property and equipment	96
Acquired lease rights	14

Fair value of assets acquired	113
Fair value of liabilities assumed	(3)

Total purchase price	110
Less: cash acquired	1

Net purchase price	$109

Revenues included in owned and leased hotels revenues for the period from the date of acquisition to June 30, 2009 were $13 million.

The Great Eastern Hotel Holding Company—As a result of the acquisition of the Great Eastern Hotel Holding Company (GEHHC), the Company also assumed a 50% ownership interest in the Great

Eastern Hotel Properties Limited (GEHP). On February 6, 2008, the Company purchased the remaining 50% interest in the Great Eastern Hotel Properties Limited for British Pounds Sterling (GBP) 16 million ($31 million), which included the settlement of stock loans and noncontrolling interest. The final purchase price allocation was completed as of December 31, 2008. Goodwill assumed through the acquisition of GEHHC was fully impaired as of December 31, 2008.

Discontinued Operations—In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets the operating results, assets, and liabilities of the following businesses have been reported separately by the Company as discontinued operations in the consolidated balance sheets and consolidated statements of income. We do not have any continuing involvement in these operations.

On August 18, 2008, the Company sold the property known as Hawthorne Suites Orlando for $8 million, to a third party.

On July 18, 2008, the Company sold US Franchise Systems, Inc. (“USFS”), a wholly owned subsidiary of the Company, as part of a stock purchase agreement with a third party for $131 million.

Revenues for all discontinued operations for the six months ended June 30, 2009 and 2008 were $0 and $15 million, respectively.

As a result of certain of the above-mentioned dispositions, the Company has agreed to provide indemnifications to third-party purchasers for certain liabilities incurred prior to sale and for breach of certain representations and warranties made during the sales process, such as representations of valid title, authority, and environmental issues that may not be limited by a contractual monetary amount. These indemnification agreements survive until the applicable statutes of limitation expire, or until the agreed upon contract terms expire.

The assets and liabilities related to discontinued operations at June 30, 2009 and December 31, 2008 were immaterial. The net earnings for the six months ended June 30, 2009 and June 30, 2008 were also immaterial.

18.	RELATED-PARTY TRANSACTIONS

In addition to those included elsewhere in the notes to the consolidated financial statements, related-party transactions entered into by the Company are summarized as follows:

Investments—The Company is an investor in certain real estate partnerships that are managed by an affiliate. Generally, we are entitled to a preferred return on these investments, and we retain a small residual ownership interest after our preferred capital balance is repaid. While the carrying value of these cost method investments at June 30, 2009 and December 31, 2008 was zero, we received distributions from the sale of underlying investments during the six months ended June 30, 2009 and 2008 of $21 million and $0, respectively. The distributions are included in other income (loss), net in our consolidated statements of income (loss).

In addition, we own a 5% limited partnership interest and limited liability company interests in three privately held investment entities, which invest in life science technology companies and are managed by an affiliate. The carrying value of these cost method investments at June 30, 2009 and December 31, 2008 was $0 and $0.3 million, respectively. We received distributions during the six months ended June 30, 2009 of $1 million. As a result of the sale of one of the underlying investments, the Company received additional distributions of $184 million in the six months ended June 30, 2008, representing preferred returns of $62 million and return of capital of $122 million. These distributions are included in other income (loss), net in our consolidated statements of income (loss).

Leases—The Company’s corporate headquarters has been located at the Hyatt Center in Chicago, Illinois since 2005. A related party owns the Hyatt Center and a subsidiary of Hyatt Hotels Corporation has signed a master lease for a portion of this building and has entered into sublease agreements with certain related parties. The gross future operating lease payments for the entire term of this lease, ending January 31, 2020, are $112 million. Future sublease income for this space from related parties is $44 million. The Company recorded, in selling, general and administrative expenses, $5 million and $5 million for the six months ended June 30, 2009 and 2008, respectively, for net rent, taxes and our share of operating expenses and shared facilities under the lease. As of June 30, 2009 and December 31, 2008, the Company had recorded prepaid rent of $1 million and $1 million, respectively.

Property and Equipment—A related party provides services for the operation and maintenance of the Company’s aircraft. The Company is charged for the cost of operating the aircraft. Additionally, the Company has a timesharing agreement with certain affiliates whereby the participating entities have use of a shared aircraft pool. Under the timeshare agreements, the Company is charged for its use of other aircrafts subject to the timeshare agreement and charges out the use of its aircraft by the participating entities. The Company recorded expenses of $2 million and $2 million for the six months ended June 30, 2009 and 2008, respectively, associated with these aircraft operating and maintenance services, which are included in selling, general and administrative expenses. As of June 30, 2009 and December 31, 2008, the Company had immaterial payables due to the owner.

Legal Services—A member of the Family is a partner in a law firm that provided services to the Company throughout the six months ended June 30, 2009 and 2008. The Company incurred legal fees of $2 million and $1 million for the six months ended June 30, 2009 and 2008, respectively. Legal fees are included in selling, general and administrative expenses. As of June 30, 2009 and December 31, 2008, the Company had immaterial amounts payable due to the law firm.

Gaming—The Company has a Gaming Space Lease Agreement with HCC Corporation (HCC), a related party, in relation to the Hyatt Regency Lake Tahoe Resort, Spa and Casino. For the six months ended June 30, 2009 and 2008, the Company received $2 million and $2 million, respectively, under this lease.

Also related to the Hyatt Regency Lake Tahoe Resort, Spa and Casino, the Company has a Casino Facilities Agreement to provide certain sales, marketing and other general and administrative services. In exchange for such services, HCC pays us fees based on the type of service being provided and for complimentary goods and services provided to casino customers. The Company received $1 million and $2 million in the six months ended June 30, 2009 and 2008, respectively, under this agreement.

Other Services—A member of the Company’s Board of Directors that was appointed in 2007 is a partner in a firm from which the Company receives financial advisory services. During the six months ended June 30, 2009, the Company paid $3.5 million in advisory fees to this firm. During the six months ended June 30, 2008, the Company paid no advisory fees to this firm. At June 30, 2009 and December 31, 2008, no amounts were owed to the firm. Additionally, affiliates of the financial advisory firm own hotels from which the Company received management and franchise fees of $1.2 million and $0.1 million in the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009 and December 31, 2008, the Company had immaterial receivables due from these properties.

The Company has various cost sharing and advisory service agreements in place with businesses associated with the Family and certain of its affiliates. The income and expenses incurred as a result of these agreements did not result in material amounts recorded in the financial statements for the six months ended June 30, 2009 or 2008.

Equity Method Investments—We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive fees. The Company recorded fees of $15 million and $19 million for the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009 and December 31, 2008, the Company had receivables due from these properties of $2 million and $2 million, respectively. In addition, in some cases we provide loans (see Note 6) or guarantees (see Note 14) to these entities. Our ownership interest in these equity method investments generally varies from 8 to 50 percent. See Note 3 for further details regarding our investments.

19.	DERIVATIVE INSTRUMENTS

As discussed in Note 2, on January 1, 2009, we adopted FASB Statement No. 161. We have applied the requirements of FASB Statement No. 161 on a prospective basis. Accordingly, disclosures related to interim periods prior to the date of adoption have not been presented.

It is the Company’s policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit rating and other factors. The Company’s derivative instruments do not contain credit-risk related contingent features.

Interest Rate Swap Agreements—In the normal course of business, the Company is exposed to the impact of interest rate changes. Our objective is to manage the risk of interest rate changes on the results of operations, cash flows, and the market value of our debt by creating an appropriate balance between our fixed and floating-rate debt.

In its hedging programs, the Company uses interest rate swaps. On November 30, 2007, the Company assumed debt as part of its purchase of the remaining interest in the Great Eastern Hotel Holding Company. The debt includes a primary loan and a subordinated loan, totaling GBP 109 million ($180 million), both maturing on March 13, 2011. The primary loan bears interest at GBP LIBOR, plus 0.9%. The subordinated loan bears interest at GBP LIBOR, plus 4.0%. As part of the acquisition, the Company also assumed an interest rate swap that converts this variable rate exposure to a fixed rate. This contract protects against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in interest rates. The interest rate swap has a notional amount of GBP 109 ($180) million through March 31, 2010, and GBP 108 ($178) million through maturity on March 13, 2011. The swap exchanges the variable GBP LIBOR rates on the primary and subordinated notes described in Note 9 for a fixed rate of 4.91%. The swap was designated as a cash flow hedge in November 2008 under FASB Statement No. 133, and was highly effective in offsetting fluctuations in GBP LIBOR rates.

This interest rate swap is recognized in the balance sheet at fair value. Changes in the fair value of the swap are recorded in other comprehensive income until the underlying transactions occur, and the corresponding fair value payables are included in other long-term liabilities in our consolidated balance sheet. Any realized gains or losses resulting from the cash flow hedges are recognized together with the hedged transaction in the consolidated statements of income and are recorded as interest expense. The amount of loss recorded in other comprehensive loss at June 30, 2009 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is immaterial. At the designation date, the Company formally documents all relationships between hedging activities. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge’s designation date and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. At June 30, 2009, the hedge was determined to be highly effective. Prior to the hedge designation date, the swap was marked to market through earnings.

The Company has two other interest rate swaps that were not designated as hedges, and therefore have been marked-to-market each period through earnings. These derivatives were held as economic hedges to convert variable interest rate exposures to fixed rates. These interest rate swaps are recognized in the balance sheet at fair value. The balance sheet classification for the fair values of these interest rate swaps is to prepaids and other assets for unrealized gains and to other long-term liabilities for unrealized losses. The statement of income classification for the fair values of these interest rate swaps is to other income (loss), net, for both realized and unrealized gains and losses. The notional dollar amount of these outstanding interest rate swap agreements (in US dollars) at June 30, 2009 was $56 million.

Foreign Currency Exchange Rate Instruments—We transact business in various foreign currencies and utilize foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposures. Our strategy is to have increases or decreases in our foreign currency exposures offset by gains or losses on the foreign currency forward contracts to mitigate the risks and volatility associated with foreign currency transaction gains or losses. These foreign currency exposures typically arise from intercompany loans and other intercompany transactions. Our foreign currency forward contracts generally settle within 12 months. We do not use these forward contracts for trading purposes. We do not designate these forward contracts as hedging instruments pursuant to FASB Statement No. 133. Accordingly, we record the fair value of these contracts as of the end of our reporting period to our consolidated balance sheet with changes in fair value recorded in our consolidated statement of operations. The balance sheet classification for the fair values of these forward contracts is to prepaids and other assets for unrealized gains and to accounts payable for unrealized losses. The statement of income classification for the fair values of these forward contracts is to other income (loss), net, for both realized and unrealized gains and losses.

The notional dollar amount of the outstanding Swiss Franc, Euro, Pound Sterling, Korean Won, and Japanese Yen forward contracts at June 30, 2009 is (in US dollars) $129 million, $79 million, $66 million, $52 million and $3 million, respectively, with terms of less than one year.

Certain energy contracts at our hotel facilities include derivatives. However, these derivatives qualify for the normal purchases or sales exemption under FASB Statement No. 133.

The effects of derivative instruments on our consolidated financial statements were as follows as of June 30, 2009 and for the six months then ended:

Fair Values of Derivative Instruments

	Asset Derivatives		Liability Derivatives
	June 30, 2009		June 30, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Statement 133
Interest rate swaps			Other long-term liabilities	$9
Derivatives not designated as hedging instruments under Statement 133
Interest rate swaps			Other long-term liabilities	$2
Foreign currency forward contracts	Prepaids and other assets	$2	Account payables	15

Total derivatives		$2		$26

Effect of Derivative Instruments on Income and Other Comprehensive Loss

	Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion)	Amount and Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion)	Amount and Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing*)
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2009
Cash flow hedges:
Interest rate swaps	$ —	$1 Interest expense	$ — Other income, net

Amount and Location of Gain (Loss) Recognized in Income on Derivative
Six Months Ended June 30, 2009
Derivatives not designated as hedges:
Interest rate swaps	$—	Other income, net
Foreign currency forward contracts	—	Other income, net

$—

*	For the six months ended June 30, 2009 there was an immaterial gain recognized in income related to the ineffective portion of the hedge. No amounts were excluded from the assessment of hedge effectiveness for the six months ended June 30, 2009.

20.	SEGMENT AND GEOGRAPHIC INFORMATION

Our operating segments are components of the business that are managed discretely and for which discrete financial information is reviewed regularly by the chief operating decision maker to assess performance and make decisions regarding the allocation of resources. Our chief operating decision maker is the Chief Executive Officer. We define our reportable segments as follows:

Owned and Leased Hotels—This segment derives its earnings from owned and leased hotel properties located predominantly in North America but also from limited international locations.

North American Management and Franchising—This segment derives its earnings from services provided including hotel management and licensing of our family of brands to franchisees located in the U.S., Canada and the Caribbean. This segment’s revenues also include the reimbursement of costs incurred on behalf of managed hotel property owners and franchisees with no added margin and includes in costs and expenses these reimbursed costs. These costs relate primarily to payroll costs at managed properties where the Company is the employer. These revenues and costs are recorded on the lines “Other revenues from managed properties” and “Other costs from managed properties,” respectively. The intersegment revenues relate to management fees that are collected from the Company’s owned hotels and are eliminated in consolidation.

International Management and Franchising—This segment derives its earnings from services provided including hotel management and licensing of our family of brands to franchisees located in countries outside of the U.S., Canada and the Caribbean. This segment’s revenues also include the reimbursement of costs incurred on behalf of managed hotel property owners and franchisees with no added margin and includes in costs and expenses these reimbursed costs. These costs relate primarily to reservations, marketing and IT costs. These revenues and costs are recorded on the lines “Other revenues from managed properties” and “Other costs from managed properties,” respectively. The intersegment revenues relate to management fees that are collected from the Company’s owned hotels, and are eliminated in consolidation.

The Company’s chief operating decision maker evaluates performance based on each segment’s adjusted EBITDA. We define Adjusted EBITDA as net income (loss) attributable to Hyatt Hotels Corporation before interest expense; other income (loss), net; benefit (provision) for income taxes; depreciation and amortization; asset impairments; discontinued operations, net of tax; equity earnings (losses) from unconsolidated hospitality ventures; net loss (income) from noncontrolling interests; and to which we add our pro-rata share of unconsolidated hospitality ventures Adjusted EBITDA.

The table below shows summarized consolidated financial information by segment. Included within Corporate and Other are unallocated corporate expenses and revenue and expenses on our vacation ownership properties, which are not material enough to warrant a separate segment.

	Six Months Ended June 30,
	2009	2008
North American Management and Franchising
Revenues	$680	$764
Intersegment Revenues (a)	31	47
Adjusted EBITDA	63	101
Depreciation and Amortization	5	9
Capital Expenditures	1	2

International Management and Franchising
Revenues	82	118
Intersegment Revenues (a)	7	10
Adjusted EBITDA	26	59
Depreciation and Amortization	1	1
Capital Expenditures	1	1

Owned and Leased Hotels
Revenues	876	1,125
Adjusted EBITDA	156	303
Depreciation and Amortization	119	113
Capital Expenditures	101	111

Corporate and other
Revenues	37	59
Adjusted EBITDA	(35)	(46)
Depreciation and Amortization	5	2
Capital Expenditures	1	2

Eliminations (a)
Revenues	(38)	(57)
Adjusted EBITDA	—	—
Depreciation and Amortization	—	—
Capital Expenditures	—	—

TOTAL
Revenues	$1,637	$2,009
Adjusted EBITDA	210	417
Depreciation and Amortization	130	125
Capital Expenditures	104	116

(a)	Intersegment revenues are included in the segment revenue totals and eliminated in Eliminations

The table below shows summarized consolidated balance sheet information by segment:

Total Assets

	June 30, 2009	December 31, 2008
North American Management and Franchising	$249	$291
International Management and Franchising	164	165
Owned and Leased Hotels	4,337	4,124
Corporate and other	1,989	1,539

TOTAL	$6,739	$6,119

The following table presents revenues and long-lived assets by geographical region:

	Six Months Ended June 30,
	2009	2008
Revenues:
United States	$1,331	$1,596
All Foreign	306	413

Total	$1,637	$2,009

	June 30, 2009	December 31, 2008
Long-Lived Assets
United States	$3,087	$2,968
All Foreign	925	903

Total	$4,012	$3,871

The table below provides a reconciliation of the Company’s net income (loss) attributable to Hyatt Hotels Corporation to adjusted EBITDA, a non-GAAP measure, for the six months ended June 30, 2009 and 2008, respectively:

	Six Months Ended June 30,
	2009	2008
Adjusted EBITDA	$210	$417
Interest expense	(27)	(28)
Other income (loss), net	(56)	55
(Provision) benefit for income taxes	14	(107)
Depreciation and amortization	(130)	(125)
Asset impairments	(8)	—
Discontinued operations, net of tax	—	—
Equity (losses) earnings from unconsolidated hospitality ventures	(13)	12
Pro rata share of unconsolidated hospitality ventures Adjusted EBITDA	(28)	(49)
Net income (losses) from noncontrolling interests	2	(2)

Net Income (Loss) Attributable to Hyatt Hotels Corporation	$(36)	$173

21.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (losses) per share including a reconciliation of the numerator and denominator was calculated as follows:

	Six Months Ended June 30,
	2009	2008
Numerator:
(Loss) Income from Continuing Operations	$(38)	$175
Income from discontinued operations	—	—
Gain (loss) on sale of discontinued operations	—	—

Net (Loss) Income	$(38)	$175
Net Loss (Income) Attributable to Noncontrolling Interests	$2	$(2)

Net (Loss) Income Attributable to Hyatt Hotels Corporation	$(36)	$173

Denominator:
Basic weighted average shares outstanding:	132,836,818	128,028,835
Share-based compensation and subscription receivable	—	—

Diluted weighted average shares outstanding	132,836,818	128,028,835

Basic Earnings Per Share:
(Loss) Income from Continuing Operations	$(0.29)	$1.37
Income from discontinued operations	—	—
Gain (loss) on sale of discontinued operations	—	—

Net (Loss) Income	$(0.29)	$1.37
Net Loss (Income) Attributable to Noncontrolling Interests	0.02	(0.02)

Net (Loss) Income Attributable to Hyatt Hotels Corporation	$(0.27)	$1.35

Diluted Earnings Per Share:
(Loss) Income from Continuing Operations	$(0.29)	$1.37
Income from discontinued operations	—	—
Gain (loss) on sale of discontinued operations	—	—

Net (Loss) Income	$(0.29)	$1.37
Net Loss (Income) Attributable to Noncontrolling Interests	0.02	(0.02)

Net (Loss) Income Attributable to Hyatt Hotels Corporation	$(0.27)	$1.35

The computations of diluted net income (loss) per share for the six months ended June 30, 2009 and 2008 do not include approximately 181,000 and 54,000 of shares of stock assumed to be issued as stock-settled stock appreciation rights and approximately 483,500 and 276,000 of restricted stock units, respectively.

22.	SUBSEQUENT EVENTS

In July 2009, we extended the maturity and increased the borrowing availability under our revolving credit facility to $1.5 billion. Under the terms of the extension, approximately $370 million of credit availability matures on June 29, 2010, with the remaining availability maturing on June 29, 2012. Interest rates on outstanding borrowings are either LIBOR-based or based on an alternate base rate, with margins in each case based on our credit rating.

On October 14, 2009, a one-for-two reverse stock split of the Company’s common stock became effective. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this stock split.

* * * * * *

OUR GLOBAL PRESENCE

SINGLE PROPERTY
MULTIPLE PROPERTIES
GLOBAL HEADQUARTERS
OFFICES

HYATT®

PARK HYATT®
ANDAZ.
GRAND HYATT HOTELS®
HYATT REGENCY HOTELS®

HYATT PLACE®
HYATT SUMMERFIELD SUITES™

71 South Wacker Drive. Chicago. IL 60606 hyatt.com

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Hyatt Hotels Corporation

Class A Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

J.P. Morgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee and FINRA filing fee.

SEC registration fee	$64,170
FINRA filing fee	75,500
New York Stock Exchange listing fee	250,000
Printing and engraving expenses	750,000
Legal fees and expenses	4,900,000
Accounting fees and expenses	1,400,000
Transfer agent and registrar fees	25,000
Miscellaneous fees and expenses	191,000

Total	$7,655,670

Item 14.	Indemnification of Directors and Officers.

Hyatt Hotels Corporation is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. In addition, members of our board of directors and compensation committee are also indemnified for actions under our LTIP.

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of a director to a corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation generally provides that we will eliminate or limit the personal liability of our directors to the fullest extent permitted by law.

We currently have directors’ and officers’ liability insurance policies to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the Securities Act).

Item 15.	Recent Sales of Unregistered Securities.

Equity Securities

The following is a summary of our issuances or sales of securities during the past three years that were not registered under the Securities Act:

In October 2006, the registrant issued an aggregate of 233,037 shares of common stock to one accredited investor in exchange for a capital contribution of $11,655,334 pursuant to the Master Contribution Agreement.

From October 6, 2006 through June 30, 2009, the registrant issued an aggregate of 2,337,332 stock appreciation rights to certain employees under our LTIP.

On December 18, 2006, the registrant issued an aggregate of 105,000 restricted stock units to our chief executive officer pursuant to the terms of a Restricted Stock Unit Agreement.

On August 28, 2007, the registrant issued and sold an aggregate of 100,000 shares of Series A convertible preferred stock to two accredited investors at $5,000 per share, for aggregate proceeds of $500,000,000. On May 13, 2009, the registrant issued 8,140,670.791293 shares of common stock upon conversion of all outstanding shares of Series A convertible preferred stock.

From May 2, 2008 through June 30, 2009, the registrant issued an aggregate of 525,396 restricted stock units to certain employees under our LTIP.

From May 2, 2008 through June 30, 2009, the registrant issued an aggregate of 18,070 fully vested shares of common stock to three non-employee directors under our LTIP.

In May 2009, the registrant issued and sold an aggregate of 10,853,142 shares of its common stock to seven accredited investors in connection with the settlement of such investors’ and certain of their affiliates’ obligations under a subscription agreement entered into in August 2007. Such shares were sold at the purchase price negotiated under the subscription agreement of $55.28 per share for aggregate proceeds of $600,000,000.

In May 2009, the registrant issued and sold an aggregate of 29,195,199 shares of its common stock to its existing stockholders and certain of their affiliates, as well as certain non-employee directors, at $26.00 per share, for aggregate proceeds of $759,075,161.

On September 30, 2009, the registrant issued an aggregate of 10,952 restricted stock units to four non-employee directors under our LTIP and pursuant to our non-employee Director Compensation Program.

On September 30, 2009, the registrant issued an aggregate of 8,373 fully vested shares of common stock to three non-employee directors and one former non-employee director under our LTIP and pursuant to our non-employee Director Compensation Program.

On October 1, 2009, the registrant issued 28,565 restricted stock units and 61,121 stock appreciation rights to our chief executive officer under our LTIP.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

There were no underwriters employed in connection with any of the transactions set forth above.

Debt Securities

On August 28, 2007, the registrant issued and sold an aggregate of $500,000,000 principal amount of 5.84% Senior Subordinated Notes due September 1, 2013 to one accredited investor. The issuance was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On October 25, 2007, the registrant issued and sold an aggregate of $100,000,000 principal amount of 5.84% Senior Subordinated Notes due September 1, 2013 to one accredited investor. The issuance was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

On August 14, 2009, the registrant issued and sold an aggregate of $250,000,000 principal amount of 5.750% Senior Notes due 2015 (the 2015 notes) and $250,000,000 principal amount of 6.875% Senior Notes due 2019 (the 2019 notes and, together with the 2015 notes, the senior notes) to certain initial purchasers represented by Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and UBS Securities LLC. The registrant issued the senior notes to the initial purchasers in reliance on Section 4(2) of the Securities Act on the basis that each initial purchaser represented and warranted to the registrant that it was (i) a qualified institutional buyer as defined in Rule 144A under the Securities Act and (ii) an “accredited investor” within the meaning of Rule 501(a) under the Securities Act. The initial purchasers then offered and resold the senior notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index beginning on page E-1, which follows the signature pages hereof and is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(4) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 15th day of October, 2009.

Hyatt Hotels Corporation

By:	/S/ MARK S. HOPLAMAZIAN
Name: Mark S. Hoplamazian
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities approved on the 15th day of October, 2009.

Signature	Title

/S/ MARK S. HOPLAMAZIAN Mark S. Hoplamazian	President and Chief Executive Officer (Principal Executive Officer)

* Harmit J. Singh	Chief Financial Officer (Principal Accounting and Financial Officer)

* Thomas J. Pritzker	Executive Chairman of the board of directors

* Bernard W. Aronson	Director

* Richard A. Friedman	Director

* Susan D. Kronick	Director

* Mackey J. McDonald	Director

* John D. Nichols	Director

* Gregory B. Penner	Director

* Penny Pritzker	Director

* Michael A. Rocca	Director

Signature	Title

* Byron D. Trott	Director

* Richard C. Tuttle	Director

*By:	/S/ MARK S. HOPLAMAZIAN
As Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of Hyatt Hotels Corporation (to be in effect prior to the consummation of this offering)

3.2**	Form of Amended and Restated Bylaws of Hyatt Hotels Corporation (to be in effect prior to the consummation of this offering)

4.1**	Specimen Class A Common Stock Certificate

4.2**	Registration Rights Agreement, dated as of August 28, 2007, as amended, by and among Global Hyatt Corporation, Madrone GHC, LLC, Lake GHC, LLC, Shimoda GHC, LLC, GS Sunray Holdings, L.L.C., GS Sunray Holdings Subco I, L.L.C., GS Sunray Holdings Subco II, L.L.C., GS Sunray Holdings Parallel, L.L.C., GS Sunray Holdings Parallel Subco, L.L.C., Mori Building Capital Investment LLC and others party thereto

4.3**	Indenture, dated as of August 14, 2009, as amended, between Hyatt Hotels Corporation and Wells Fargo Bank, National Association, as trustee.

4.4**	First Supplemental Indenture, dated as of August 14, 2009, between Hyatt Hotels Corporation and Wells Fargo Bank, National Association, as trustee.

4.5	Registration Rights Agreement, dated as of October 12, 2009, by and among Hyatt Hotels Corporation and Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees.

5.1*	Opinion of Latham & Watkins LLP

10.1**	2007 Stockholders’ Agreement, dated as of August 28, 2007, as amended, by and among Hyatt Hotels Corporation, Madrone GHC, LLC, Lake GHC, LLC, Shimoda GHC, LLC, GS Sunray Holdings, L.L.C., GS Sunray Holdings Subco I, L.L.C., GS Sunray Holdings Subco II, L.L.C., GS Sunray Holdings Parallel, L.L.C., GS Sunray Holdings Parallel Subco, L.L.C., Mori Building Capital Investment LLC and others party thereto

10.2**	Amended and Restated Hyatt Hotels Corporation Long-Term Incentive Plan, dated as of March 11, 2008, as amended

10.3**	Form of Non-Employee Director Restricted Stock Unit Award Agreement

10.4**	Form of Non-Employee Director Restricted Stock Award Agreement

10.5**	Form of Special Cash Award Agreement under Long-Term Incentive Plan

10.6**	Form of Special Restricted Stock Unit Award Agreement under Long-Term Incentive Plan

10.7**	Form of 2008 Special Restricted Stock Unit Award Agreement under Long-Term Incentive Plan

10.8**	Form of Restricted Stock Unit Award Agreement under Long-Term Incentive Plan

10.9**	Form of 2008 Restricted Stock Unit Award Agreement under Long-Term Incentive Plan

10.10**	Form of 2008 Stock Appreciation Rights Award Agreement under Long-Term Incentive Plan

10.11**	Form of 2007 Stock Appreciation Rights Award Agreement under Long-Term Incentive Plan

10.12**	Form of 2006 Stock Appreciation Rights Award Agreement under Long-Term Incentive Plan

10.13**	Form of Stock Appreciation Rights Award Agreement under Long-Term Incentive Plan

Exhibit Number	Exhibit Description
10.14**	Global Hyatt Corporation Deferred Compensation Plan for Directors, dated as of July 1, 2007

10.15**	Hyatt Hotels Corporation Summary of Non-Employee Director Compensation Program

10.16**	Restricted Stock Unit Agreement, dated as of December 18, 2006, between Global Hyatt Corporation and Mark S. Hoplamazian

10.17**	Employment Letter, dated as of July 30, 2009, between Hyatt Hotels Corporation and Mark S. Hoplamazian

10.18**	Employment Letter, dated as of June 9, 2008, between Hyatt Corporation and Harmit J. Singh

10.19**	Employment Letter, dated as of July 30, 2009, between Hyatt Hotels Corporation and Thomas J. Pritzker

10.20**	Separation and Transition Agreement, dated as of May 5, 2008, between Global Hyatt Corporation, Hyatt Corporation and Kirk Rose

10.21**	Amended and Restated Office Lease, dated as of June 15, 2004, as amended, between Hyatt Corporation and FrankMon LLC

10.22**	Sublease Agreement, dated as of June 15, 2004, as amended, between Hyatt Corporation and Pritzker Realty Group, L.P.

10.23**	Sublease Agreement, dated as of June 15, 2004, as amended, between Hyatt Corporation and The Pritzker Organization, L.L.C.

10.24**	Sublease Agreement, dated as of June 15, 2004, as amended, between Hyatt Corporation and H Group Holding, Inc.

10.25**	Sublease Agreement, dated as of June 15, 2004, as amended, between Hyatt Corporation and CC-Development Group, Inc.

10.26**	Allocation of Certain Office Costs Relating to Thomas J. Pritzker, dated as of December 8, 2006, between Global Hyatt Corporation and The Pritzker Organization, L.L.C.

10.27**	Omnibus Office Services Agreement, dated as of August 3, 2006, between Global Hyatt Corporation, Pritzker Realty Group, L.P., CC-Development Group, H Group Holding, Inc., The Pritzker Organization, L.L.C., Pritzker Family Office, L.L.C. and Pritzker Realty Group, L.P. and others party thereto

10.28**	Time Sharing Agreement, dated as of October 2, 2006, among Rosemont Project Management, L.L.C., Marmon Holdings, Inc., Global Hyatt Corporation, Pritzker Realty Group, L.P., CC-Development Group, Inc., The Pritzker Organization, L.L.C., U.S. Financial Advisors, Inc., Diversified Financial Management Corp., TransUnion Corp., H Group Holding, Inc., International Financial Advisors, Inc., Marshall E. Eisenberg, Thomas J. Pritzker and Karl J. Breyer, as co-trustees

10.29**	Time Sharing Agreement, dated as of January 1, 2008, between Rosemont Project Management, L.L.C. and Thomas J. Pritzker

10.30**	Aircraft Administrative and Flight Services Agreement, dated as of March 18, 2008, between Rosemont Project Management, L.L.C. and The Marmon Group LLC

10.31**	Time Sharing Agreement, dated as of July 1, 2009 among Navigator Investments, L.L.C. and Global Hyatt Corporation

10.32**	Gaming Space Lease Agreement, dated as of February 1, 1997, as amended, between Hyatt Equities, L.L.C. and HCC Corporation

10.33**	Casino Facilities Agreement, dated as of June 30, 2004, between Hyatt Corporation and HCC Corporation

Exhibit Number	Exhibit Description
10.34**	Master (Permanent) Non-Gaming Services Agreement, dated as of July 19, 2002, between Hyatt Corporation and Falls Management Company

10.35**	Consulting Agreement, dated as of September 1, 1997, as amended, between Hyatt Aruba, N.V. and Hyatt Gaming Management, Inc.

10.36**	Hotel Management Agreement, dated as of July 1, 2000, between HDG Associates and Pritzker Realty Group, L.P.

10.37**	License Agreement, dated as of December 31, 2008, between Hyatt Corporation and CC-Development Group, Inc.

10.38**	Letter regarding employee benefit administration dated as of February 12, 2008, by Hyatt Gaming Management, Inc.

10.39**	Employee Benefits and Other Employment Matters Allocation and Separation Agreement, dated as of July 1, 2004, among Hyatt Corporation, Hyatt Gaming Management, Inc., H Group Holding, Inc., HCC Corporation and Grand Victoria Casino & Resort, L.P.

10.40**	Letter regarding indemnification of Hyatt Corporation by SMG, dated as of June 14, 2007

10.41**	Letter regarding indemnification of Hyatt Corporation by Aramark Corporation, dated as of June 14, 2007

10.42**	Tax Separation Agreement, dated as of June 30, 2004, as amended, among H Group Holding, Inc., Hyatt Corporation, CC-Development Group, Inc. and each of their respective direct and indirect Subsidiaries

10.43	Second Amended and Restated Limited Liability Company Agreement of W2007 Waikiki Holdings, L.L.C., dated as of October 9, 2009

10.44	Senior Loan Agreement, dated as of July 16, 2008, between W2007 WKH Senior Borrower, LLC and SDI, Inc.

10.45**	Credit Agreement, dated as of June 29, 2005, as amended, among Hyatt Hotels Corporation, certain Material Domestic Subsidiaries of Global Hyatt Corporation from time to time party thereto, the lenders party thereto, Wachovia Bank, National Association, as administrative agent, The Royal Bank of Scotland plc, as syndication agent, and JPMorgan Chase Bank, N.A, Bank of America, N.A, Deutsche Bank AG New York Branch and BNP Paribas, as co-documentation agents, as amended by the First Amendment to Credit Agreement, dated as of July 10, 2009, between Hyatt Hotels Corporation, the Subsidiaries of Hyatt Hotels Corporation party thereto, the lenders party thereto, Wachovia Bank, National Association, as the prior issuing lender and as the administrative agent prior to the effectiveness of the amendment, and Wells Fargo Bank, National Association, as administrative agent

10.46**	Form of Franchise Agreement with Hyatt Place Franchising, L.L.C., as amended

10.47**	Hyatt Hotels Corporation Executive Officer Change in Control Plan and Summary Plan Description

10.48**	Hyatt Hotels Corporation Corporate Office Severance Plan and Summary Plan Description

10.49**	Hyatt Hotels Corporation Executive Incentive Plan

14.1**	Code of Business Conduct and Ethics

21.1**	List of Subsidiaries, dated as of June 30, 2009

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1**	Powers of Attorney (see pages II-5 and II-6 of original filing)

Exhibit Number	Exhibit Description
99.1**	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009 by and among Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees, and each signatory thereto

99.2**	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009 by and among each signatory thereto

99.3*	Amended and Restated Agreement Relating to Stock, dated as of October , 2009

*	To be filed by amendment
**	Previously filed

E-4